Form 20-F
period 2025-12-31
Ferrovial SE
filed 2026-02-25
CIK 1468522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
      (Mark One)
  ☐REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF
1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of the period covered by the annual report: As of December 31, 2025, the registrant had 720,626,181 ordinary shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒  No ☐
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
Large accelerated filer ☒    Accelerated filer ☐ Non-accelerated filer  ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5,
2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under
Section  404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by  the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
Since our inception, we have undergone various corporate reorganizations. The most recent took place on June 16,
2023, when we completed:
i.our re-domiciliation from Spain to the Netherlands through a cross-border merger by absorption between
Ferrovial, S.A. (“Ferrovial, S.A.”), as the Spanish absorbed company and former parent of the Group (as defined below), and Ferrovial International SE (renamed Ferrovial SE ( the “Company” or “Ferrovial”) as the
Dutch absorbing company and formerly a wholly-owned subsidiary of Ferrovial, S.A. (the “Merger”). As a result of the Merger, Ferrovial S.A, was dissolved without liquidation, and all of its assets, liabilities and other legal relationships were transferred to Ferrovial International SE by universal sucession; and
ii.the admission to listing and trading of all ordinary shares with a nominal value of EUR 0.01 each (“ordinary shares”) in the share capital of Ferrovial on Euronext in Amsterdam, a regulated market of Euronext
Amsterdam N.V. (“Euronext Amsterdam”) and the Spanish Stock Exchanges. Our ordinary shares began trading on Euronext Amsterdam and the Spanish Stock Exchanges on June 16, 2023, and on the Nasdaq
Global Select Market, under the symbol “FER”, on May 9, 2024.
In this Annual Report on Form 20-F (the “Annual Report”), unless otherwise specified, the terms “Ferrovial,” the
“Company,” the “Group”, “our company,” “we,” “us,” and “our” refer to Ferrovial SE, individually or together with its consolidated subsidiaries, as the context may require (or Ferrovial, S.A., individually or together with its consolidated subsidiaries, if referring to the period prior to the Merger’s completion); the term the “Group Companies”
refers to the companies within the Group and the term the “Companies” refers to the companies within the Group and our equity-accounted companies. In addition, we may use the full name of the pre-Merger or post-Merger parent company, wherever such reference may aid in the understanding of this filing.
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
Financial Statements
The financial information contained in this Annual Report includes our audited consolidated financial statements as of
December 31, 2025 and 2024 and for each of the years ending December 31, 2025, 2024 and 2023, prepared in accordance with IFRS-IASB (collectively, the “Audited Financial Statements”). The consolidated financial statements as of December 31, 2025 and for the year ending December 31, 2025 have been audited by PricewaterhouseCoopers
Auditores, S.L. (“PwC”), and  the consolidated financial statements as of December 31, 2024 and for each of the years ending December 31, 2024 and 2023 were audited by our previous auditor, Ernst & Young, S.L.
In the Merger that took place in 2023, all shareholders of the former parent company of the Group were allotted shares in the new parent company of the Group, Ferrovial SE, except for a small group of shareholders who received cash in lieu of shares in connection with the Merger, in compliance with the applicable laws and regulations. The only changes affecting the corporate structure of the Group pursuant to the Merger were (i) the change of the parent company from the Spanish entity Ferrovial, S.A. to the Dutch entity Ferrovial SE and (ii) the transfer of the Spanish assets from Ferrovial, S.A. to Ferrovial SE’s Spanish branch, Ferrovial SE Sucursal en España. Therefore, in preparing the Audited Financial Statements, the Company has decided to apply a “pooling of interest” or “predecessor accounting” approach, as it considers this approach best reflects the substance of the reorganization. Moreover, the
Company believes that this approach provides useful information about the Group and is the best way for users of our financial information to understand the performance of the Group’s underlying business. Therefore, the Audited
Financial Statements covering the period before the completion of the Merger were prepared for the consolidated group headed by Ferrovial, S.A.
The financial information presented in this Annual Report reflects the operating and financial performance of the
Group, its cash flows and financial position and resources. The Group’s results as reported in accordance with IFRS-
IASB represent the Group’s overall performance. The Group also uses a number of non-IFRS measures to report the performance of its business, as described in “Item 5. Operating and Financial Review and Prospects—A. Operating
Results—8. Non-IFRS Measures: Operating Results and Other Key Performance Indicators” and “ —B. Liquidity and
Capital Resources—6. Non-IFRS Measures: Liquidity and Capital Resources.”
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
v
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
Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the U.S. Securities Act of 1933, as
amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the
“Exchange Act”). All  statements  other than statements of historical facts contained in this Annual Report, including statements regarding our future results of operations, financial condition, the sufficiency of our sources of liquidity and available working capital, business strategy and plans and objectives of management for future operations, plans, expectations and estimations related to expenditures and divestitures, expectations surrounding future dividends, repurchases and other distributions, are forward-looking statements.
In some cases, you can identify forward-looking statements because they contain words such as “aim” “anticipate,”
“believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “evolve” “forecast,” “goal,” “intend,” “may,”
“objective,” “outlook,” “plan,” “potential,” “predict,” “probability,” “project,” “pursue” “risk,” “seek” “should,”
“target,” “trends,” “will,” or “would,” or the negative of these words or other similar terms or expressions.
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
Additionally, we may provide information herein or on our website, or documents accessible thereby, that is not necessarily “material” under the federal securities laws for Securities and Exchange Commission (“SEC” or the
“Commission”) reporting purposes, but that is informed by various environmental, social, and governance (“ESG”)
standards and frameworks (including standards for the measurement of underlying data), and the interests of various investors and other interested parties, among other things. Much of this information is subject to assumptions, estimates or third-party information that are still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability or quality of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.
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

SUMMARY OF RISKS FACTORS
Our business is subject to numerous risks and uncertainties, including those described in “Item 3. Key Information—D.
Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares.
Principal risks and uncertainties affecting our business include the following:
◦Risks related to our business environment and macroeconomic factors include our diverse geographical footprint, which exposes us to geopolitical uncertainty, including the impacts of conflicts; we are also subject to risks related to economic contraction and negative effects on demand in our sectors, impacts of inflation, interest rate fluctuation, and exchange rate volatility. Our reliance on public and private sector projects makes us vulnerable to shifts in regulatory, financial, economic, and tax policies that may affect funding availability and resource allocation, and we may be impacted by climate‑related events, natural and man-
made disasters, and public health emergencies.
◦Risks related to our business, structure, and industry include our reliance on a small number of major projects, which, if delayed, terminated, or otherwise affected, could materially impact our financial performance. We also operate in a highly competitive global market where high‑value opportunities are scarce and competition is intense. Furthermore, we may face risks associated with past and future acquisitions or divestments.
◦Risks related to our operations and performance include negative impacts from flaws in our estimates, changes in underlying assumptions, or amendments to project plans any of which could result in delays, budgeting issues, or contractual disputes. We also face risks from accidents at project sites or assets that may disrupt operations, lead to legal claims, and harm our reputation. Growth of alternative infrastructures, or changes in trends for transport locations and modes, could reduce traffic and revenues for our business We face risks from the availability and reliability of subcontractors and service providers, as well as access to skilled labor, and we face risks from our use of digital systems which exposes us to cyber threats, technology failures, as well as risks associated with emerging technologies, such as artificial intelligence. In addition we are exposed to regulatory compliance risks, including regarding data‑protection, anti‑corruption, and anti‑bribery laws, and we are exposed to risks, including uncertainty and conflicting requirements, in connection with ESG and sustainability requirements and expectations.
◦Risks related to legal, regulatory, and government contracting include delays or challenges in obtaining required permits, rights‑of‑way, and land rights, that could affect project development and execution. We are also subject to government contracting risks including unilateral terminations, amendments or expropriation, or the imposition of additional restrictions (including on toll rates).
◦Risks related to financing and joint ventures include our exposure to the financial condition, performance, and actions of our joint‑venture and other partners, and to the impact of the equity swap arrangements we enter into. We also face liquidity‑related risks, including potential limitations in accessing capital markets, increases in the cost of financing, and credit risk.
◦Risks related to tax matters and to our ordinary shares include our exposure to complex and evolving tax laws in the jurisdictions where we operate, the potential volatility of our share price, the uncertainty of future dividend payments, and, as a foreign private issuer, that we follow certain home‑country governance practices that impact or may limit the rights of holders of  our shares.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISERS
1.A.Directors and Senior Management
Not applicable.
1.B.Advisers
Not applicable.
1.C.Auditors
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
3.A.[Reserved]
3.B.Capitalization and Indebtedness
Not applicable.
3.C.Reasons for the Offer and Use of Proceeds
Not applicable.
3.D.Risk Factors
You should carefully consider the risks described below, together with all of the other information in this Annual
Report, our consolidated financial statements and related notes. Our business, financial condition, and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our ordinary shares could decline, and you could lose all or part of your investment. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding
Forward-Looking Statements.” Our actual results, business and financial condition could differ materially and adversely from those anticipated in these forward-looking statements due to certain important factors, including the risks facing our Group. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
3.D.1Business Environment and Macroeconomic Factors
3.D.1.1Major conflicts, acts of violence and geopolitical unrest could have a negative impact on our business.
Conflict regions, or the occurrence, or threats, of violence (including terrorism), at or close to our activities could adversely affect our business, financial condition, results of operations, and prospects.

For example, the closure of Russian airspace and corresponding FAA (Federal Aviation Administration) overflight restrictions are causing the U.S.–China market to remain well below pre-COVID levels, impacting New Terminal One at John F. Kennedy International Airport (“NTO” or “NTO at JFK”) traffic estimations. NTO has significant exposure to Asia traffic and China in particular, and normalization of these factors is critical for demand. Our activities in
Poland (through the construction business of Budimex S,A - “Budimex”), as a neighboring country to Ukraine, are at an increased risk of being disrupted by the conflict. While our revenue generated in Poland, which, in 2025, amounted to 23.3% of our revenues was not materially affected as a result of the conflict, the risk that such impact may materialize in the future cannot be excluded. Besides Budimex, the Construction Business Division is particularly vulnerable to such effects due to the potential impact the conflict could have on raw materials within the surrounding area, including cost increases of certain materials and decreased availability.
The ongoing conflicts in Ukraine and in the Middle East have also adversely impacted the world economy and markets. For further discussion on the impact of macroeconomic factors see “—2 Slow economic growth or economic contraction adversely impacts demand in the sectors and industries in which we operate; and —7 We operate in highly regulated environments and those regulations are subject to change, which could have a material adverse effect on our business, financial condition, and results of operations”.
And further, for example, a serious public order incident took place in December 2025 at our toll road concession Ruta del Cacao in Colombia (where we hold a 30.0% stake), at the La Lizama toll station, that involved a discharge of firearms and detonation of an explosive device resulting in injury to an individual, the destruction of the La Lizama toll infrastructure, and temporary suspension of toll operations. While the overall impact to the Company was limited, other similar types of violent events or threats thereof could have a material impact on our operations and business.
Moreover, we do not have insurance to cover all of our liabilities related to such hazards or operational risks. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.
3.D.1.2Slow economic growth or economic contraction adversely impacts demand in the sectors and industries in which we operate.
A slowdown or contraction in economic growth is generally connected to a reduction in the use of, and related income from, highways and air travel which may in turn have a negative impact on the availability of future projects to expand, manage or build highways and airports. A slowdown in economic growth or economic contraction in a country or region in which our businesses operate may have a negative impact on our business, financial condition and results of operations.
3.D.1.3An inflationary environment could have an adverse effect on our business, financial condition, and results of operations.
In our airports and highways businesses, periods of high inflation combined with low or negative economic growth, could significantly impact demand which could offset additional revenue generated by permissible tariff and non-
regulated income increases. This decline in demand may stem from reduced disposable income, higher tolls or airfares, and other inflation-driven pressures that impact affordability and customer behavior.
Increases in inflation may also have an adverse effect on operating margins under certain of our construction contracts due to increases in the cost of raw materials and energy, which may affect expected profitability, especially in design and build projects where such risk may not be hedged, or mitigated by contract, from the effects of inflation, which could have a material adverse effect on our business, financial condition, and results of operations. Price volatility may also introduce uncertainty for our renewable energy business, as counterparties may be disincentivized from punctually negotiating long-term off-take agreements in an uncertain price environment, any of which could impact our ability to generate predictable cash flows and achieve expected rates of return from our investments.
In addition, if real rates (interest rates adjusted for the effects of inflation) increase, the value of our assets may be affected, as the effect on present value of discount rates could offset the benefits of inflation in our concessions.
Furthermore, lower than anticipated or estimated inflation rates may hinder the implementation of anticipated price increases across our business divisions, negatively impacting future financial performance.
3.D.1.4Exchange rate fluctuations could have a material adverse effect on our business, financial condition, and results of operations.
We have exposure to foreign currency, mainly to the Canadian dollar, the U.S. dollar, the Indian rupee, the Polish zloty, the pound sterling, the Chilean peso, the Colombian peso, and the Australian dollar.

Our foreign exchange rate risks arise primarily from:
(i)our international presence, through our investments and businesses in countries that use currencies other than the euro and the expected return that will be generated in local currency;
(ii)debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt; and
(iii)trade receivables or payables in a foreign currency to the currency of the company with which the transaction was registered.
In analyzing sensitivity to exchange rate effects, we estimate that a 10% appreciation in the value of the main currencies in which the Group holds investments against the euro at year-end 2025 would have an impact on our equity attributable to shareholders of EUR 382 million, of which 43% would relate to the impact of the Canadian dollar, 9% to the U.S. dollar and 26% to the Indian rupee.
Although we enter into foreign exchange derivatives to cover certain future expected operations and cash flows, any current or future hedging contracts or foreign exchange derivatives we enter into may not adequately protect our operating results from the effects of exchange rate fluctuations which could have a material adverse effect on our business, financial condition, and results of operations. We are subject to the creditworthiness of, and, in certain circumstances, the early termination of the hedging agreements by, hedge counterparties.
We cannot assure that future exchange rate fluctuations will not have a material adverse effect on our business, financial condition, and results of operations.
3.D.1.5Interest rate fluctuations may affect our net financial expense, which could have a material adverse effect on our business, financial condition, and results of operations.
Interest rate fluctuations may impact our net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.
97% of our indebtedness is hedged (either by a fixed rate or by derivatives). The rest of the indebtedness bears interest at variable rates, generally linked to market benchmarks such as EURIBOR, Secured Overnight Financing Rate
(“SOFR”), Canadian Overnight Repo Rate Average (“CORRA”), and Sterling Overnight Interbank Average Rate
(“SONIA”). Any increase in interest rates would increase our finance costs relating to variable rate indebtedness and such increase may not be offset in part or at all through any hedging arrangements to cover interest rate fluctuations which we may enter into.
For example, a linear increase of 100 basis points in market interest rate curves as of December 31, 2025, and 2024 would not have a significant impact on the income statement. This impact would be offset by any increases in financial results due to the expected higher return of cash held by us as of that specific date.
In addition, interest rate fluctuations could increase the costs of refinancing and of issuing new debt. This interest rate fluctuation risk is particularly important in the financing of infrastructure projects and other projects, which are heavily leveraged in their early stages and the performance of which depends on possible changes in the interest rate.
Furthermore, any current or future hedging contracts or financial derivatives entered into by us may not adequately protect our operating results from the effects of interest rate fluctuations, which could have a material adverse effect on our business, financial condition, and results of operations. We are also subject to the creditworthiness of hedge counterparties and, in certain circumstances, the early termination of the hedging agreements by hedge counterparties .
We cannot assure that future interest rate fluctuations would not have a material adverse effect on our business, financial condition, and results of operations.

3.D.1.6We depend on public and private sector projects in the countries in which we operate, and changes in financial, economic and tax policies, such as a decrease in fund allocation towards such projects, may adversely impact our project volume, which could adversely affect our business, financial condition, and results of operations.
Our ability to develop new projects, including in our Highways Business Division, Airport Business Division and
Energy Business Division, depends highly on government infrastructure strategy and the continued availability of attractive levels of government funds, and incentives to attract private investments, especially, as it pertains to public-
private risk sharing in connection with private highways development. For instance, in the United States, we currently benefit from the Transportation Infrastructure Finance and Innovation Act (“TIFIA”)’s credit assistance program as granted by the United States Department of Transportation to stimulate investment in transportation infrastructure. Our
Highways projects in the United States have been granted funds through different financial instruments under the
TIFIA credit assistance program (for a description of the credit assistance received, see “Item 5. Operating and
Financial Review and Prospects—B. Liquidity and Capital Resources—8. Financing”). As of December 31, 2025 the
balance of these TIFIA loans is USD 2,386 million.
Similarly, our Construction Business Division depends on public sector projects and in 2025 clients from the public sector accounted for 84% of the total Order Book of our Construction Business Division, (for further information on the Construction Business Division’s clients, see “Item 4. Information on the Company—B. Business Overview—3.
Group Overview—3. Our Business Divisions—3. Construction Business Division,” and for a discussion of how we determine Order Book” see “Item 5. Operating and Financial Review and Prospects —A. Operating Results —8. Non-
IFRS Measures and Other Key Performance Indicators: Operating Results”).
Private sector projects may also decrease in number and/or scale in connection with declines in government projects or changes in government strategy, or independently, and our businesses are exposed to loss of revenue if such works never commence, are delayed or cancelled. Delays of our ongoing private sector projects or public sector projects from originally scheduled opening date, including, for example, the expected delay in completion of the first phase of construction at NTO, may adversely affect our future participation in such projects or project volumes generally.
For these reasons, continued or further decreases in the spending on the private sector or public sector projects by governments and local authorities in the markets in which we already operate, or in those in which we could operate in the future, has in the past, and could in the future, adversely affect our business, financial condition, and results of operations.
3.D.1.7We operate in highly regulated environments and those regulations are subject to change, which could have a material adverse effect on our business, financial condition, and results of operations.
We must comply with both (i) specific aviation, toll road, waste management and treatment, public procurement, and construction and energy sector regulations, as well as (ii) general regulations in the various jurisdictions where we operate. Each jurisdiction where we provide our services has a different regulatory risk profile and may present different regulatory challenges, including political and social tensions, legal uncertainty, local content requirements or increased tax pressures.
It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations, which could ultimately hinder our ability to grow our business and could adversely affect our business, financial condition, and results of operations.
For example, our ability to conduct business can be impacted by changes in tariffs, changes or repeals of trade agreements or the imposition of other trade restrictions, including sanctions, or retaliatory actions imposed by various governments. For example, the United States and other countries have proposed new and increased tariffs on  imports, and any new tariffs have been and continue to rapidly evolve. The state, duration and scope of any tariffs or restrictions are uncertain and unpredictable and could lead to increased costs and affect our strategic planning and financial forecasting. As a result, we may face supply chain disruptions and delays that could negatively impact our businesses.
Also, in our airport division, changes in domestic or international regulation, such as international trade liberalization developments (e.g. Open Skies), government intervention like restrictions on the use of certain aircraft imposed by national regulatory safety bodies, efforts to decarbonize air travel, including potential limitations to airline and airport capacity or increase in airfares or new taxes could affect flight demand.

A third example is the highly regulated energy sector. Changes in energy markets regulation could have a material effect on both the short-term and long-term results of our business, as they can lead to variation in our financial condition as well as income and costs of operation of our projects. Contractual allocations of risk may not limit the impact of such changes as they may not be contemplated at the relevant time, or may not be commercially feasible, or could result in disputes with our customers.
For additional discussion of legal, regulatory and litigation risks see the risk factors discussed under the heading
“Legal, Regulatory, and Government Contracting” below.
3.D.1.8We may face increased risks due to climate change and its impact, which could have a material adverse effect on our business, financial condition, and results of operations.
We may be subject to physical and transitional risks to our business in connection with climate change and its impacts.
While in some cases these categories of risk may overlap, physical risks to our businesses include extreme weather events that may adversely affect our infrastructure, maintenance, and progress of ongoing projects, as well as future identification and development of projects and opportunities. We may be forced to discontinue certain operations due to physical damage to infrastructure, productivity may decrease under certain extreme weather conditions, and hedging and insurance premiums relating to climatological events may increase due to higher frequency or impact of climate-
related events. In addition, global trends related to climate change and extreme weather events may result in further economic, regulatory, technological, reputational impacts and consumer behavior changes, and may require us to reassess our operations or incur additional costs as we respond to transitional risks associated with climate change.
Any of the above factors could have an adverse effect on our business, financial condition, and results of operations.
3.D.1.9Natural or man-made disasters and health emergencies may disrupt our business
Our operations and assets cover a broad geographic scope and extreme weather conditions in areas in which we operate, such as hurricanes, high winds, flooding, water scarcity or drought, extreme heat and cold, snow or ice storms and other extreme weather events, as well as disease outbreaks or pandemics or other health emergencies, as well as major earthquakes or fires (including in each case the reactions of governments, markets, and the general public), may result in disruptions to or inability to continue our operations, and may result in damage to our infrastructure or reputational harm, any of which could have adverse consequences for our business, and results of operations.
Health emergencies such as Covid-19, including government mandates, lock-downs and other actions taken in response thereto, have been in the past, and could be in the future, particularly impactful on our businesses as they have the capacity to impact traffic flows, construction activities, availability of labor, supply chains, and planning, among other potentially unknown impacts. If such a risk or risk of a similar nature materialized in the future it could have adverse consequences for our business, operations, and results of operations.
Moreover, we do not have insurance coverage to address all of our liabilities related to such hazards or operational risks. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.
3.D.2Business,  Structure and Industry
3.D.2.1Our business is derived from a small number of major projects, which, if terminated or otherwise materially affected, may have a material adverse effect on our business, financial condition, and results of operations.
Our main projects in terms of valuation and equity invested are (i) in the Highways Business Division, the 407 Express
Toll Road (the “407 ETR”) and several managed lanes projects such as the North Tarrant Express toll road (“NTE”), the North Tarrant Express 35W toll road (“NTE 35W”), the I-66 toll road (“I-66”), the I-77 Express lane (“I-77”), and the Lyndon B. Johnson Expressway (“LBJ”) and (ii) in the Airports Business Division, the NTO. According to market analysts’ reports, Highways and Airports amounted to approximately 89% of our valuation as of December 2025.
On June 6, 2025, Ferrovial completed the acquisition of approximately 3.3% of the common shares in 407 ETR from affiliates of the AtkinsRéalis Group Inc., and exercised its call option to acquire an additional 1.76% on June 11 2025, having received all requisite approvals. After this acquisition, Ferrovial ownership in 407 ETR increased to 48.3%. For further details on this acquisition, see “Item 4. Information on the Company—A. History and Development of the
Company—1. Summary of Historical Investments and Divestments—1. Acquisition of an additional 5.06% stake of
407 ETR.”

NTO has been informed by the contractor that the completion of the first phase of construction will be delayed from the originally scheduled opening date of June 2026. The contractor has communicated that it is currently targeting the completion date for the first phase of construction to occur during Fall 2026. Ferrovial continues to monitor the process and timeline to complete the first phase of construction. The expected delay in the completion of the first phase of construction has the  potential to trigger various contractual rights and obligations of NTO (including the presentation of a remedial plan under the NTO Lease) and its counterparties in connection with this project and, depending on the determinations and actions under these arrangements, may have significant adverse consequences for
NTO, including potential penalties and damages claims pursuant to those arrangements. The expected delay or any other developments in the construction of NTO could have adverse impacts on NTO and Ferrovial, including reputational impacts on NTO and Ferrovial and impacts on NTO’s relationships and prospects with airlines and vendors, and may adversely affect ongoing and future negotiations in relation to NTO or other public or private sector projects. Any of these developments may have a material adverse effect on our business, financial condition and results of operations.
We cannot guarantee that any of the aforementioned projects, or our performance thereunder, will not be terminated or otherwise be materially affected by developments outside of our control such as regulatory developments, the public and/or governmental nature of our clients in all of the above-mentioned projects, impacts of inflationary pressures, foreign exchange rate fluctuations, factors affecting traffic and infrastructure use, adverse weather, availability of financing on favorable terms, performance by contractors or other third parties or other conditions or risks, including the other risks identified in this Annual Report on Form 20-F. Due to the importance to our business of a relatively small number of projects, the termination or significant alteration of the terms of any of these projects, or any material change to their performance could potentially have a material adverse effect on our overall business, financial condition, and results of operations.
3.D.2.2.We operate in a global market that is highly competitive and where high value opportunities can be scarce.
Most of our competitors are multinational companies bidding on projects worldwide, which places the competitive focus on the attractiveness of each individual project as opposed to its geographical location. The market for infrastructure development and operation projects is highly competitive and is exposed to political, macroeconomic, and social factors that are difficult to predict and manage as described elsewhere in these risk factors in detail.
In addition, in the United States—our core market for toll road investment—we expect competition to intensify over
2026–2027 as several projects enter the procurement phase. For example, we have already been shortlisted for opportunities such as the I‑285 East Express Lanes in Georgia, the I‑24 Southeast Choice Lanes in Tennessee and the
I‑77 South Express Lanes in North Carolina. Other upcoming initiatives, including the I‑285 West Express Lanes in
Georgia, are also expected to attract significant interest from international developers and infrastructure funds. While these projects represent strategic growth opportunities, heightened competitive pressure may limit our ability to secure awards on terms that align with our investment requirements, or at all.
The lack of investment opportunities in some geographies has pushed capital flows towards markets in which we also operate, increasing the competitive tension within those markets and resulting in pressures on prices and profit margins in projects in which the customer risk transfer dynamic is not balanced. These circumstances may have an impact on the achievement of our growth objectives.
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
Technological developments in terms of digitalization of processes may also pose a risk to our business if our competitors develop an advantage over us in this area. Specifically, if we fail to develop differential competitive capabilities at the same or a faster pace than our competitors due to, for example, the rapid deployment of generative artificial intelligence, this may pose a significant risk to our business, financial condition, and results of operations, as the engineering and construction industry is highly dependent on technology. Failure to adequately keep up with technological advances could result in our decreased ability to perform in competitive bidding.

If we are unable to obtain contracts for new projects to sustain our current order book volume, or if these projects are only awarded under less favorable terms as a result of macroeconomic and competitive pressures, our business, financial condition, and results of operations may be adversely affected. Even when winning competitive bidding processes high risks still persist as tenders are based on estimating future revenue, cost and project risks among other, where failing to estimate them correctly could have a material effect on our business, financial condition, and results of operations.
3.D.2.3.We may face risks related to past and future acquisitions or divestments which could have a material adverse effect on our business, results of operations, and financial condition.
We deploy capital in mergers and acquisitions from time to time. This deployment is subject to various general risks, including: the inability to sufficiently integrate newly acquired businesses, the inability to achieve the anticipated benefits from the acquisition or even incur significant losses, inability to collect full price or repayment of vendor loan, the transmission of actual or potential liabilities related to events prior to our acquisitions, claims or penalties as a result of breach of applicable laws or regulations, financial liabilities relating to employee claims, claims for breach of contract, for breach of fiduciary duties, or employment-related claims among others, impacts to our brand and reputation, environmental liabilities and tax liabilities.
As part of our strategic plans, we may also from time to time divest businesses or assets we no longer deem profitable or in strategic alignment. For example, on December 12, 2024, the Group completed the divestment of the Group’s
19.75% stake in Heathrow airport, retaining a 5.25% stake. On February 26, 2025, we announced that a binding agreement had been reached for the sale of that 5.25% remaining stake. Full completion of the divestment under the agreement was finally achieved on July 3, 2025. Furthermore, on January 28, 2025, we completed the sale of our entire stake in AGS Airports. For additional details on our divestments, see “Item 4. Information on the Company  —
A. History and development of the Company —1. Summary of Historical Investments and Divestments. Any failure to complete our planned divestments in a timely manner or on favorable terms, could have a material adverse impact on our assets, profitability and business operations.
Furthermore, we may also be subject to risks related to divestment processes, including (i) when we are unable to complete the expected transaction(s) in a timely manner, or at all, (ii) with regard to warranties and indemnities that we may become liable for under the transaction documents and (iii) our, or the buyer’s, liability under applicable law arising out of the divestment(s).  For example, in some instances we remain, and may in future transactions remain, subject to potential environmental liability in relation to entities and businesses we no longer own due to covenants and indemnities given in favor of such entities or of the purchaser(s) under the transaction documents.
Environmental, health, and safety requirements and regulations and labor disputes could affect not only activities in connection with businesses that have been acquired and are in operation, but also activities at businesses that have been divested or that will be acquired or divested in the future. As a result, past and future acquisitions and divestments expose us to potential losses and liabilities, and lower than anticipated benefits, which could have an material adverse effect on our business, results of operations, and financial condition.
In addition, in connection with an acquisition or divestment, our tax obligations may change or fluctuate, become significantly more complex, or become subject to greater risk of examination by taxing authorities, including as a result of plans to expand our business operations, including to jurisdictions in which tax laws may not be favorable, any of which could adversely affect our after-tax profitability and financial results.
3.D.3Operation and Performance
3.D.3.1.Flaws in estimates or changes in underlying assumptions, or amendments to project plans, public or private tenders, and any failure to meet construction project deadlines or budgets may have a material adverse effect on our business, financial condition, results of operations, and prospects.
There is a risk that our cost or revenue estimates in public or private tenders may prove inaccurate. Failure to properly estimate project scope, costs, or timelines could result in financial losses, contractual penalties, or reputational damage.
There are certain risks that are inherent to large-scale construction projects. In the case of Ferrovial, these construction related risks can impact both our Construction Division (which have in the past and could in the future incur penalties or overruns related to flaws in estimates or changes in underlying assumptions and/or any failure to meet construction project deadlines or budgets), and our other business divisions that include a construction element – whether provided by our Construction Division or by other parties.

For example, in the design phase, errors or omissions, not meeting expected requirements of our clients, or not delivering in a timely manner could affect expected return through penalties or overruns, and could lead to higher maintenance costs beyond the construction phase. Difficulties in obtaining any requisite permits, consents (including environmental consents), licenses, planning permissions, compulsory purchase orders, or easements could adversely affect the design or increase the cost of a project or delay or prevent the completion of the project or the commencement of its commercial operation. In the event of construction delays, we may receive revenues later than expected, or achieve lower revenues, and could face penalties and even contractual termination.
In addition, public bodies or other customers may, from time to time, request amendments or alterations to agreed projects plans, even after the project has commenced, or may ask to renegotiate terms. Any of this could lead to project delays, increased project development costs for us, or even termination of contracts. We may not always be able to recoup the increased costs in such cases. Any potential project amendments or renegotiations with our customers could therefore significantly reduce the revenue and profit we are able to realize. If we are unsuccessful in our claims against customers in this context, there may be a reduction in the expected revenues and profit of such projects, which could have an adverse effect on our business, financial conditions, and results of operations.
If we do not identify key risks or effectively estimate costs for projects where we are exposed to the risk of cost overruns, or if client renegotiations cause a project to incur additional, unexpected costs, this could have an adverse effect on our business, financial condition, and results of operations.
The NTO project, for example, is a significant and complex design and construction endeavor, with multiple milestones and a schedule that contemplates completion in phases and which could result in cost overruns, delays or a failure to complete the project. NTO has been informed by the contractor that the completion of the first phase of construction will be delayed from the originally scheduled opening date of June 2026. The contractor has communicated that it is currently targeting the completion date for the first phase of construction to occur during Fall
2026. Ferrovial continues to monitor the process and timeline to complete the first phase of construction. The expected delay in the completion of the first phase of construction has the potential to trigger various contractual rights and obligations of NTO (including the presentation of a remedial plan under the NTO Lease) and its counterparties in connection with this project and, depending on the determinations and actions under these arrangements, may have significant adverse consequences for NTO, including potential penalties and damages claims pursuant to those arrangements. The expected delay or any other developments in the construction of NTO could have adverse impacts on NTO and Ferrovial, including reputational impacts on NTO and Ferrovial and impacts on NTO’s relationships and prospects with airlines and vendors, and may adversely affect ongoing and future negotiations in relation to NTO or other public or private sector projects. The costs of expansions and any variations with respect to the initial plans and their impact on costs and revenues may also affect NTO’s financial performance. In addition, NTO may face higher-
than- expected construction costs and delays and possible shortages of equipment, materials, and labor due to the number of major construction projects in the New York area, respectively. The commencement of commercial operations of a newly constructed facility may also give rise to start-up problems, such as the breakdown or failure of equipment or processes, failures in systems integration or lack of readiness of airline operators, closure of facilities, and disruptions of operations and compliance with budget and specifications. The ability of contractors to meet their financial or other liabilities in connection with these projects cannot be assured. The construction contract for NTO contains restricted remedies or limitations on liability such that claims or amounts paid may be insufficient to cover the financial impact. The failure of NTO to recognize, plan for or manage these risks could result in budget overruns, operational disruptions, capital expenditure trigger rebates to airlines, unsatisfactory facilities, safety and security performance deficiencies, and higher-than- expected operating costs any of which could have an adverse effect on our business, financial condition, and results of operations.
3.D.3.2.Accidents may occur at our project sites, facilities or at our Infrastructure assets, which may cause harm to our employees or customers, could severely disrupt our operations and could trigger legal claims, any of which could in turn have a material adverse effect on our business, financial condition, results of operation and reputation.
Our project sites and facilities, such as highways, airports, and construction project sites, may be exposed to incidents such as fires, explosions, toxic product leaks, and other environmental incidents. These sites and facilities’ respective employees may be exposed to accidents (for example, falling from a significant height, being hit by vehicles and machinery, overturning of heavy equipment, coming in contact with electricity, and incidents arising from a technical error or flaw). Any such accidents may cause death and injury to employees, contractors, and also residents and other member of the public in surrounding areas, and may cause damage to the assets and property owned by us and third parties, as well as damage to the environment. We are also exposed to a risk of negative impacts to our business, financial conditions, and results of operations resulting from various types of damage, including temporary interruption of services as a result of accidents during the course of operations, reputational damage as well as other impacts connected to accidents involving land and air transport, substances, goods, and equipment. Notwithstanding our implementation of health and safety strategies and systems, the occurrence of low-probability, high-impact events such as accidents is a material risk to us.
For example, if an accident occurs at one of our facilities or project sites, in addition to the internal investigation to be carried out in accordance with our internal policies and protocols, legal proceedings could be initiated by the relevant authorities to identify the causes of the accident and assess any potential civil, labor, or criminal liability. Such legal proceedings could result in the relevant facility or project site being closed while the investigation is conducted, disrupting our operations during the time of such closure. In addition, sanctions may be imposed on us or victims of such accidents may claim compensation from us and hence may expose us to civil liability and reputational damage.
Furthermore, accidents may occur on our infrastructure assets involving users of the infrastructure, such as incidents on the Highways we currently operate. For instance, there was a multiple vehicle accident on February 11, 2021 on the
NTE 35W in Dallas, Texas. The accident involved 133 vehicles and resulted in six deaths and other injuries. As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, of which we indirectly own
53.7%, together with several of our U.S. companies, were named parties to 29 claims filed. Of these, as of December
31, 2025, the six fatality cases have been fully resolved by the parties. As to the remaining twenty three claims related to injury cases, two are fully resolved and one is partially resolved. The remaining proceedings are ongoing. For additional information about these claims, see note 6.5.1 (Litigation) to the Audited Financial Statements.
Any accidents, incidents, and associated claims for damages, including any reputational damage, and disruptions at our project sites or facilities, or related to our infrastructure assets, could have a material adverse effect on our business, financial condition, results of operations, and reputation.
3.D.3.3.Our revenue from our highways and airports is highly dependent on the number of individuals or entities using our infrastructure; alternative infrastructure, or means of transport could capture users and adversely impact our business, results of operations, and financial condition.
Our revenues from our highways concession infrastructure depends on the number of vehicles using our roads and the existence of competing alternative roads. Traffic volumes and toll receipts are highly affected by the quality, convenience, and travel time on competing roads, toll-free roads or highways that are not part of our portfolio, along with demographic growth and geographic distribution patterns. An increase in the capacity or attractiveness of competing roads, the quality and state of repair of the highways, and the viability and existence of alternative means of transportation, such as air and rail transport, buses, and urban mass transportation, all have the ability to adversely impact our business, results of operations, and financial condition.
The economic impact to us of reduced usage of our infrastructure may be amplified (beyond reduced toll revenues) by certain of our contractual arrangements. For example, the 407 ETR concession agreement provides for certain payments to be made by us to the province of Ontario, Canada, in the following year, if  annual traffic levels do not meet minimum prescribed traffic thresholds (“Schedule 22”). ; Schedule 22 payments for the year 2025 (payable in
2026) have been recorded as an expense in the 407 ETR 2025 financial statements for an amount of CAD 41 million.
If we are unable to maintain an adequate level of traffic or traffic toll rates, our business, financial condition, and results of operations may be adversely affected.
In our airports business, our revenue derives from the number of passengers. The propensity of passengers to spend in the restaurants and shops located within the airports also drives retail concession fees. An increase in competition from other airports or terminals (including increase in capacity of these airports and terminals), at our locations,  changes in the mix of international and domestic passengers, economic factors (including cost and availability of fuel), retail tenant defaults, lower retail yields on lease renegotiations, redevelopments, or reconfigurations of retail facilities at the airports, may affect our business. Furthermore, factors such as route operators facing financial difficulties or becoming insolvent, decisions by airlines regarding the number, type, and capacity of aircraft (including the mix of premium and economy seats), as well as the routes utilized, can negatively impact and have in the past negatively impacted the performance of our airports business in connection with passenger-related revenues.
In addition, the development of viable alternatives to air travel, improvement or expansion of existing surface transport systems, or the introduction of new transport links or technologies negatively impact air traffic and passenger volumes.

Any of these factors could have a material adverse effect on our business, financial condition, and results of operations. For additional discussion of certain other factors which can negatively impact air and surface transport volumes and patterns and / or our estimations thereof see “— 1. Business Environment and Macroeconomic Factors:
— 1 Major conflicts, act of violence and geopolitical unrest could have a negative impact on our business; — 2 Slow economic growth or economic contraction adversely impacts demand in the sectors and industries in which we operate; — 9 Natural or man-made disasters and health emergencies may disrupt our business; and — 8 We may face increased risks due to climate change and its impacts, which could have a material adverse effect on our business, financial condition, and results of operations.”
3.D.3.4.Not delivering the expected performance could have a material adverse effect on our business, financial condition, and results of operations.
Certain of our contracts include performance requirements addressing operations and/or maintenance; if we do not meet the expected performance levels we could face penalties or early termination.
Some of our Group Companies provide performance guarantees to cover liability to customers for a failure to meet contractual specifications and requirements. In some instances, we obtain guarantees issued by banks and/or insurance companies, to aid in addressing such exposure. As of December 31, 2025, the balance of such guarantees amounted to
EUR 7,939 million (EUR 8,260 million as of December 31, 2024). For more information on these guarantees, see
Note 6.5.2 (Guarantees) to the Audited Financial Statements.
For example, during 2025 we operated waste treatment at four sites in the United Kingdom under four different concession contracts with different local authorities and scheduled to expire between 2026 and 2043. During
December 2025, we reached an agreement with the Isle of Wight Council to exit that contract on 31 March 2026.
Under this agreement, all guarantees issued linked to this project have been released. The termination payment has not had a relevant impact on our results as it was covered by the future losses provision recognized for these waste treatment contracts. All the contracts that we operate as of December 31, 2025, are in their operational phase. We are responsible for delivering the existing contracts and for the liabilities that may arise under the associated parent company guarantees. As of December 31, 2025 the maximum estimated value supported by these guarantees amounted to EUR 111 million (GBP 97 million), EUR 357 million (GBP 295 million) in 2024); however, this limitation may be disallowed under certain scenarios, e.g. death or personal injury, fraud, willful misconduct and / or criminal conduct or abandonment. Certain of the facilities have encountered issues in relation to their construction and operation; as of December 31, 2025, we recognized a provision for future losses in the amount of EUR 4 million (GBP
3 million), EUR 26 million (GBP 22 million) for the year ended December 31, 2024. This provision does not include overhead costs of the business which in 2025 amounted to EUR 10.5 million (GBP 9 million).
The occurrence of further issues in any of our businesses for which we have given guarantees and which may trigger such performance guarantees, could materially and adversely affect our results of operations and wider financial condition.
3.D.3.5.We are dependent on the continued availability, effective management, and performance of subcontractors and other service providers, the absence of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
In the ordinary course of operations, we rely on subcontractors to provide certain services. For example, in the
Construction Business Division, billing by subcontractors and services providers represented 75.5% of the total operating cost for the year ended December 31, 2025. As a result, our business, financial condition, results of operations, and prospects may be adversely affected if we are not able to locate, select, monitor, and manage our subcontractors and service providers effectively.
Attempts to transfer risks through contractor and sub-contractor liability clauses may not always be available, effective, or may not cover the total value of losses.
Additionally, subcontractors to whom we have awarded work may become insolvent, which would require us to select a new subcontractor at the risk of delays and/or at higher cost. These eventualities could cause delays, increase our expenses and reduce our revenue, particularly if we are unable to recover any such expenses from third parties under our concessions, in which case our business, financial condition, results of operations, and prospects may be materially adversely affected.

3.D.3.6.Digitalization and the use and importance of digital and technological environments and assets and, consequently, the increased risk of cyber threats and misuse, or failure of such environments and assets (including artificial intelligence and quantum technology), may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations.
Our digital products and services, industrial systems and internet connected assets, which include hardware, software, technology infrastructure and online sites and networks for both internal and external operations (collectively, “digital and technological environments”), are critical to our business operations. In a highly digitalized, rapidly evolving and interconnected environment, the risk of technology failures (including artificial intelligence and quantum computing), cyber security failures or threats, or our or others’ misuse of such digital and technological environments, potentially harming us, has exponentially increased in recent years.
The progressive development of quantum technology applied to computing provides exponentially greater processing capacity compared to traditional technologies. The proliferation of new technologies that take advantage of this extraordinary increase in computing capacity could significantly increase exposure to the risk of cyber threats, as traditional encryption methods could prove insufficient in the face of the processing power of quantum computing.
Technology failures, including errors, and cyber-attacks can impact the normal operation of our digital and technological environments, and have negative implications for both our corporate and projects’ operations and may, accordingly, impact our ability to generate expected value from our assets, result in the disclosure of our confidential information, or result in legal claims, regulatory actions, fines, reputational damage and significant incident response costs.
For instance, a ransomware attack affecting one of our airports could cause flight cancellations, which in turn could materially affect our operating revenues and financial results.
While to date no cyber security incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future.
Finally, we cannot guarantee that costs and liabilities from a failure, including errors, or attack on our digital or technological environments will be covered by our existing insurance policies, or that future insurance will be available on reasonable terms, or at all. These factors could have an adverse effect on our business, financial condition, and results of operations.
3.D.3.7.The increase in demand for skilled labor in the geographic areas in which we are active makes it more difficult for us to attract and retain talent, which could impact our competitiveness and have an adverse effect on our business, financial condition, and results of operations.
The increase in demand for skilled labor (i.e., STEM positions requiring higher education degrees, and more specifically civil, industrial, or computer engineers, which are normally the main positions required for delivering our projects and managing our assets) in our main markets and particularly in those markets in which the development and operation of highways and other transportation-related construction are concentrated, such as in the United States,
Spain, and the United Kingdom, as well as several other western countries, makes it more difficult for us to attract and retain talent, which could impact our competitiveness.
We may lose certain business opportunities and may not be able to fulfill certain commitments to clients, such as commitments regarding contractual deadlines or the pre-established quality of work, due to hiring difficulties and/or understaffing, in the event of a  lack or scarcity of qualified staff. This inability to acquire and retain skilled labor and the resulting inability to fulfill contractual requirements could have an adverse effect on our business, financial condition, and results of operations, and may impact our reputation and competitiveness. Furthermore, we may experience lower profit margins due to increased labor costs resulting from  higher demand for skilled labor. This could have an adverse effect on our business, financial condition, and results of operations.
3.D.3.8.We may face increased scrutiny and changing expectations with respect to sustainability and ESG matters, which could impose additional costs on us, impact our access to capital, or expose us to new or additional risks.
Increased focus, including from regulators, investors, employees, clients, competitors and other interested parties on sustainability or ESG matters may result in increased costs (including but not limited to increased costs related to compliance and stakeholder engagement), impact our reputation, or otherwise affect our business performance.
Negative public perception could damage our reputation or harm our relationships with regulators, employees, customers, investors, or other interested parties if we do not, or are not perceived to, adequately address these issues,

including if we fail to demonstrate progress towards any current or future ESG goals. We may also suffer from contradictory or conflicting requirements, demands and expectations with respect to sustainability matters across the different jurisdictions in which we operate, both with respect to legal frameworks and stakeholder’s expectations, which may make it costly, difficult or impossible to achieve such requirements,  demands or expectations across all jurisdictions, and which may impact our ability to attract and retain business opportunities and talent.
A misalignment between our strategy and the requirements, expectations and demands of regulators and other interested parties with regards to sustainability could compromise the fulfillment of our growth and investment objectives. Furthermore, increasing requirements and demands (and as noted, sometimes conflicting requirements and demands) in connection with sustainability by our investors and other interested parties may result in increases in our compliance costs in this regard.
In particular, if we are not able to adhere to a call for increased sustainability by certain regulators or investors and other interested parties, we may face penalties by said regulators and investors and other interested parties, including shareholders, suffer damage to our corporate reputation, lose our positioning in sustainability indexes, experience an increase in our financing costs, and experience a negative impact in analysts’ ratings. Furthermore, as a consequence of the financial demands derived from our need to become more sustainable or of our potential failure to become more sustainable, project financing and our access to sources of financing may worsen.
In addition, various organizations have developed ratings to measure the performance of companies on ESG topics, and the results of some of these assessments are widely publicized. Such ratings are used by some investors to inform their investment and voting decisions. Many investors have created their own proprietary ratings that inform their investment and voting decisions. Unfavorable ratings of our Group or our industry, as well as omission or inclusion of our stock into ESG-oriented investment funds, may lead to negative investor sentiment and the diversion of investment to other companies or industries, which could have a negative impact on our stock price and our access to and cost of capital.
3.D.3.9.Our business and operations may be adversely affected by violations of applicable anti-corruption laws, in particular the U.S. Foreign Corrupt Practices Act, the EU anti-corruption legislation, the United Kingdom Bribery
Act, or similar worldwide anti-bribery laws.
Our international operations require us to comply with international and national laws and regulations regarding anti-
bribery and anti-corruption, including the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act, or
similar anti-bribery laws that may be applicable to our business. These laws and regulations, for example, prohibit improper payments to foreign officials and private individuals for the purpose of obtaining or retaining business and may include reporting obligations to relevant regulatory and governmental bodies. The scope and enforcement of anti-
corruption laws and regulations may vary a, and new regulatory frameworks may broaden the scope of prohibited conduct or introduce new compliance requirements. In addition, such laws and regulations have may have extraterritorial reach.
Our compliance programs, internal controls, policies, and procedures may not always prevent reckless or negligent acts including bribery of government officials and private individuals, petty corruption, and misuse of corporate funds committed by our employees or associated third parties, particularly given our decentralized nature and our use of joint venture arrangements. Violations of these laws, or allegations of such violations, may lead to fines, findings of criminal responsibility, or harm to our reputation, disrupt our business, and could result in inaccurate books and records, each of which may have a material adverse effect on our business, results of operations, financial condition, and prospects.
Violation of applicable laws in this regard may have a material impact on our business, results of operations or financial condition and prospects.
For further discussion of legal and regulatory risks and government contracting , see “—4. Legal, Regulatory, and
Government Contracting—3. We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations”.
3.D.3.10.Any actual or perceived failure to comply with new or existing laws, regulations and other requirements relating to the privacy, security and processing of Personal Information could adversely affect our business, results of operations, or financial condition.
In conducting our business, we may receive, store, use and otherwise process information that relates to individuals and/or constitutes “personal data,” “personal information,” “personally identifiable information,” or similar terms under applicable data privacy laws (collectively, “Personal Information”). We are therefore subject to a variety of federal, state and foreign laws, regulations and other requirements relating to the privacy, security and handling of
Personal Information. For example, in Europe and the UK, we are subject to the European Union General Data
Protection Regulation (the “EU GDPR”) and to the United Kingdom General Data Protection Regulation and Data
Protection Act 2018 (collectively, the “UK GDPR”) (the EU GDPR and UK GDPR together referred to as the
“GDPR”), while in the U.S., we are subject to various state and federal laws like the California Consumer Privacy Act and others. In addition, the GDPR regulates cross-border transfers from the European Economic Area (“EEA”) and the
UK, and we anticipate ongoing legal complexity and scrutiny regarding international data transfers.
The application and interpretation of these requirements are constantly evolving and are subject to change, creating a complex compliance environment. In some cases, such requirements may be either unclear in their interpretation and application or they may have inconsistent or conflicting requirements with each other. Furthermore, there has been a substantial increase in legislative activity and regulatory focus on data privacy and security around the globe, including in relation to cybersecurity incidents.
It is possible that new laws, regulations and other requirements, or amendments to or changes in interpretations of existing laws, regulations and other requirements, may require us to incur significant costs, implement new processes, or change our handling of information and business operations. In addition, any failure or perceived failure by us to comply with laws, regulations and other requirements relating to the privacy, security and handling of information could result in legal claims or proceedings (including class actions), regulatory investigations or enforcement actions.
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
3.D.4.Legal, Regulatory, and Government Contracting
3.D.4.1We are subject to risks related to the granting of permits and rights-of-way and securing land rights, which could have a material adverse effect on our business, financial condition, and results of operations.
We operate in sectors (construction, highways, energy and airports) where part of our pipeline depends on public awards for the development, improvement and/or operation of complex infrastructure. The construction, revamping and entering into operation of such infrastructure assets usually comprises a wide mix of requirements to be fulfilled, such as administrative and environmental permits, land access, rights of way, as well as construction and interconnection requirements.
We cannot assure that we will not encounter significant problems in obtaining new or renewing existing approvals, licenses, permits, and certificates required for the conduct of our business, nor that we will continue to satisfy the conditions under which authorities grant such authorizations. In addition, there may be delays on the part of the regulatory, administrative, or other relevant bodies in reviewing our applications and granting the required authorizations. If we fail to obtain or maintain the necessary approvals, licenses, permits, and certificates required for the conduct of our business, we may lose contracts or be required to incur substantial costs, suspend the operations of one or more of our projects or delay the commencement of the commercial operation of any of our present or future companies. Furthermore, to bid, develop, and complete a construction project, highways, airports, data or an energy project, we may also need to obtain permits, licenses, certificates, and other approvals from the relevant administrative authorities. We cannot assure that we will be able to obtain or maintain such governmental approvals or fulfill the conditions required for obtaining the approvals or adapt to new laws, regulations, or policies that may come into effect from time to time, without undue delay or at all. Obtaining environmental permits and the acquisition of the relevant rights-of-way are key elements in the pre-construction phase of many highways and transmission line or energy generation projects in which we are or may be involved in the future.
Potential delays in any of the events explained above may result in not completing construction or not commencing entering into operation within the deadlines set forth by the relevant authority or agreed with the client, which may lead to adverse consequences. For instance, in energy projects, delay in achieving energization deadlines may result in penalties imposed by the relevant authority.
Land rights and related governmental action. Additionally, we may not be able to secure, timely or at all, the land or connection rights we need to obtain to build or extend the highways, develop the infrastructure assets, or develop energy infrastructure projects or data centers for the concessions and agreements in which we have an interest.
Securing such land or connection rights is generally dependent on governmental action, as it often involves governmental authorities taking action to limit rights or expropriate the land on which the relevant infrastructure asset is to be constructed.
The entry into force of new regulations and the imposition of new or more stringent requirements as part of permits or authorizations, or a stricter application of existing regulations, may cause delays or increase our costs or impose new responsibilities,
All these risk factors could materially and adversely affect our financial condition and results of operations.
3.D.4.2Our concessions are granted by governmental authorities and are subject to special risks, including the risk that governmental authorities will take action contrary to our interests or rights under the concession agreements, which may include unilaterally terminating, amending or expropriating the concessions on public interest grounds, or imposing additional restrictions (including on toll rates).
This risk is especially relevant in infrastructure assets, where we enter into most of our agreements with governmental authorities. Under these concession development agreements or facility agreements, typically, the relevant government authority, as the concession grantor or lessor, has, in addition to other termination rights for concessionaire default, certain judicial rulings and other specified matters, a right to terminate the concession/lease unilaterally if such governmental authority determines that such termination is in its best interests, oftentimes referred to as a right to terminate for convenience. Although not in every instance, in the event that a termination for convenience right is exercised by the relevant governmental authority, the authority is generally required to make a payment to the relevant concessionaire as compensation for such termination.
For example, the 407 ETR, I-77 and I-66 concession contracts stipulate that compensation in the event of termination for convenience will be at fair market value (as defined therein) plus any reasonable costs and expenses incurred due to the termination.
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
In the case of the airport assets within the portfolio of the Airport Business Division, for example, the concession agreement for the operation of the airport terminals at Dalaman expressly allows the administration to terminate the concession unilaterally and, in the event of a unilateral termination, the administration must pay to the concessionaire a termination fee for the loss of revenue corresponding to the remaining concession period at the time of termination, as determined by independent international audit firms.
A concession grantor could also unilaterally change the scope of our concession agreements due to circumstances out of our control, such as occurred recently in Portugal to non-Ferrovial assets, where a toll was eliminated due to political factors and a new concession agreement was negotiated.
Should any actions such as the above be taken by government authorities in any of the jurisdictions in which we operate, there is no certainty that adequate compensation for any losses arising from such risks will be provided by the relevant government, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, because we contract with government authorities (including at the federal and state-level), we may also be subject to impacts to our projects or potential bidding opportunities from delayed or disrupted government budget cycles and funds allocations; and to government audits or investigations applicable to government contractors, or potential government contractors, which could result in disputes, delayed payments or contractor costs not being reimbursed, or where an audit or investigation results in allegations of improper or illegal activities we could be subject to civil or criminal penalties and administrative sanctions could result, including termination of contracts, forfeiture of profits, suspension of payments, fines, and suspension or prohibition from doing business with a government entity or jurisdiction in future.

3.D.4.3We are subject to litigation risks, including claims and lawsuits arising in the ordinary course of business, which could have a material adverse effect on our reputation, business, financial condition, and results of operations.
We are, and in the future may be, a party to judicial, arbitration, and regulatory proceedings including government investigations and audits. We are exposed to risks derived from such proceedings, potential lawsuits or litigation or disputes of different kinds arising, including in the ordinary course of business. In relation to these legal risks, and according to prevailing accounting standards, when such risks are deemed probable, we must make accounting provisions. When such risks are less likely to materialize, we disclose contingent liabilities if they are significant. For a description of our potential significant liabilities, see Note  6.5.1 “Litigation” to the Audited Financial Statements.
For example, as of December 31, 2025, our litigation and tax provisions amounted to EUR 188 million, including provisions of EUR 102 million to account for possible risks resulting from lawsuits and litigation in progress.
Our business strategy is to focus on technically complex projects with long periods of maturation and the development of which, due to such long maturation, may result in non-compliance with agreed quality levels and committed deadlines. Any such non-compliance or perceived non-compliance may give rise to disputes with clients, counterparties, partners, or other interested parties. For example, NTO has been informed by the contractor that the completion of the first phase of construction will be delayed from the originally scheduled opening date of June 2026, which may result in disputes with the contractor, the relevant government authority or other parties. In addition, the budgetary constraints faced by some of our public clients may increase their need or willingness to initiate disputes and litigate, and consequently increase our exposure to the risk of contractual disputes on construction and maintenance projects, as has been the case in the past, which can negatively impact our return on investment.
Several types of claims may arise in connection with this risk, including:
1.claims relating to compulsory land purchases required for highways construction;
2.claims relating to acts, errors, omissions, delays, or to defects in construction projects performed or services rendered;
3.claims for third party liability in connection with the use of our assets or the actions of our employees;
4.employment-related claims;
5.environmental claims; and
6.claims relating to tax inspections, or other investigations or audits.
An unfavorable outcome, including an out-of-court settlement, in one or more such disputes or proceedings beyond our total litigation provisions, as well as material new claims and proceedings, could have a material adverse effect on our reputation, business, financial condition, and results of operations.
3.D.4.4Our shareholders in the United States may have difficulty bringing actions and enforcing judgments, against us, our directors, and our executive officers based on the civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof.
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
3.D.5Financing and Joint Ventures
3.D.5.1.Our joint venture and partnership operations could be affected by our reliance on our partners’ financial condition, performance, and decisions, which could have a material adverse effect on our business, financial position, results of operations, and prospects.
A number of our operations are conducted through joint ventures and partnerships, including holding non-controlling interests in companies that operate some of our main infrastructure assets, such as the 407 ETR.

We may continue to enter into arrangements subject to joint control, such as joint ventures, or we may have minority ownership. Joint ventures, related partnerships, and minority ownership interests are subject to risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake due to the existence of pre-emptive rights. Disputes with joint venture partners or co-shareholders  may result in the loss of business opportunities or intellectual property or disruption to, or termination of, the relevant  venture, as well as litigation or other legal proceedings. In the event that risks related to oversight and control, compliance, competing business interests, financial liabilities, and difficulties to dispose of the stake,  materialize, this could result in financial, reputational, and legal consequences, which could have a material adverse effect on our business, results of operations, and financial condition.
Examples of projects in which we do not have a controlling stake include some of our main assets, such as our 48.3%
ownership interest in 407 International Inc., the concession operator of the 407 ETR, our 19.9% ownership interest in
IRB Infrastructure Developers Limited (“IRB”), an Indian toll road builder and operator, and our indirect 49.0%
ownership interest in JFK NTO, the concessionaire entity that manages the NTO at JFK concession.
For the year ended December 31, 2025, our total dividends received from our infrastructure assets amounted to EUR
968 million, of which EUR 467 million were received from consolidated entities (48.2% of such total dividends) and
EUR 501 million were received from equity-accounted companies (i.e., business activities with companies in which joint control is identified) from joint venture and partnership operations (51.8% of such total dividends).
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
Furthermore, mainly in connection with the Construction Business Division, we could be jointly and severally liable for both our obligations and those of our partners. In addition, in the ordinary course of our business, we undertake to provide guarantees and indemnities in respect of the performance of the contractual obligations of our joint venture entities and partnerships. These guarantees and obligations may give rise to liability for us to the extent the respective entity fails to perform its contractual obligations. A partner may also fail to comply with applicable laws, rules, or regulations, which may further result in our liability.
Any of the above factors could have a material adverse effect on our business, financial condition, results of operations, and prospects.
3.D.5.2.We may not be able to effectively manage the exposure of our liquidity risk including access to and costs of capital and credit risks, which could have a material adverse effect on our business, financial condition, and results of operations.
Certain industries in which we operate, such as airports and highways, are by nature capital-intensive businesses.
Therefore, the development and operation of our assets, especially infrastructure concession assets, require a high level of financing. Our assets, especially our infrastructure assets, must be able to secure significant levels of financing for us to be able to carry out our operations (for example, regarding the NTO at JFK. (See “Item 4. Information of the
Company—B. Business Overview—3.Group Overview—3.Our Business Division—2.Airports Business Division”).
Our ability to secure financing on terms favorable to us, depends on several factors, many of which are beyond our control, including:
(i)general economic conditions;
(ii)developments in the debt or capital markets;
(iii)the availability of funds from financial institutions; and
(iv)monetary policy in the markets in which we operate.
Our ability to make payments on and to refinance our debt, as well as to fund future working capital and capital expenditures, will depend on our future operating performance and ability to generate sufficient cash. In addition, if the financial condition of our customers or suppliers is negatively affected by illiquidity, their difficulties could also have a material adverse effect on us.

Regarding ex-infrastructure borrowings, several facilities and one bond were maturing in 2025. The revolving credit facility and the bond were refinanced during January 2025. At the end of the year ended 31 December 2025, the first extension of the revolving credit facility maturity was approved, currently maturing in 2031 (see “Item 5. Operating and financial review and prospects —B. Liquidity and capital resources —8. Financing —2. Ex-infrastructure project borrowings —1. Corporate debt”). For the remaining maturities, if we are unable to secure additional financing on favorable terms or at all, our growth opportunities would be limited and our business, financial condition, and results of operations may be materially adversely affected.
The risk of late payments in both the public and private sectors has increased during global financial crises and during periods of localized political disharmony and governmental budgetary disagreement. The cost of government financing and financing of other public entities has also increased due to financial stress in Europe, and this may represent an increased risk for our public sector clients. Our ability to effectively manage our credit risk exposure may affect our business, financial condition, and results of operations. We are exposed to the credit risk implied by default on the part of a counterparty (customer, provider, partner, or financial entity), which could impact our business,
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
3.D.5.3.We have entered into equity swaps which could result in losses and have a material adverse effect on our business, financial condition, and results of operations.
We have entered into, and may in future enter into, equity swaps linked to our share price in order to hedge potential asset losses derived from the different incentive share plans to which we are a party. Under the general terms of these equity swaps, if, at the maturity date of each equity swap, our share price decreases below a reference share price (i.e., the strike price agreed at the inception of each equity swap), we will make a payment to the counterparty. However, if, at the maturity date of each swap, the share price increases above the reference price, we will receive payment from the counterparty. During the lifetime of the equity swaps, the counterparty will pay us cash amounts equal to the dividends generated by those shares and we will pay the counterparty a floating interest rate.
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
3.D.6.Tax
3.D.6.1.We are subject to complex tax laws,  in the jurisdictions in which we operate which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.
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
We are subject to tax audits by the respective tax authorities on a regular basis. As a result of ongoing and future tax audits or other reviews by the tax authorities, additional taxes and fines could be imposed that exceed the provisions reflected in previous financial statements, also it may affect the recoverability of our deferred tax assets. This could lead to an increase in our tax obligations, either as a result of the relevant tax payment being assessed directly against the Company or as a result of becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay such taxes.
The materialization of any of the above risks could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.
Specifically, we are currently involved in a tax proceedings related to previous tax assessments in various jurisdictions, (See Note 6.5.1 “Litigation” to the Audited Financial Statements). The outcome of these or any future tax proceedings may have a significant impact on our tax provisions and could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects.

Also, the tax authorities as a result of the Merger, could interpret that the Company’s and its Dutch subsidiaries’
ability to use carry-forward losses and other tax attributes for Dutch tax purposes that arose prior to the Merger to offset taxable income that arises after the Merger may be subject to certain limitations, or that the Company and its
Spanish subsidiaries that apply the Spanish special CIT (“ CIT Group Regime”) would also face restrictions on its ability to use carry-forward losses and other tax attributes for Spanish tax purposes. The amounts of tax credits the future use of which could be impacted by these legal restrictions are: (i) in Spain, EUR 112 million of tax loss credits and EUR 45 million of other tax credits, and (ii) in the Netherlands, EUR 40.9 million tax loss credits.
Further, any change in current tax legislation (including conventions for the avoidance of double taxation) in the countries where we operate, or a change in the interpretation of such legislation by the tax authorities, as well as any change in accounting standards as a result of the application of tax regulations, could have a material adverse effect on our business, operating results, and financial position of the Company and our Group Companies.
3.D.6.2.The Company operates so as to be treated exclusively as a resident of the Netherlands for tax purposes, but other jurisdictions may also claim taxation rights over the Company, which could have a material adverse effect on our business, financial condition, results of operations, cash flows, and prospects, and on the net cash proceeds received by the Company’s shareholders in respect of distributions by the Company.
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
If the tax authorities of a jurisdiction other than the Netherlands take the position that the Company should be treated as a tax resident of exclusively that jurisdiction (including for purposes of a tax treaty), the Company may be liable to pay an exit tax for Dutch income tax purposes and may also become subject to income tax in such other jurisdiction. In addition, this assessment would result in the Company no longer being part of the Dutch fiscal unity headed by it, which may subsequently result in certain deconsolidation charges becoming due, and the loss or use restriction of certain tax assets such as carry-forward tax losses.
If the Company is regarded to also have its residence for tax purposes in any other jurisdiction(s) than the Netherlands, the shareholders could become subject to dividend withholding tax in such other jurisdiction(s), as well as in the
Netherlands.
The impact of these risks differs depending on the jurisdictions and tax authorities involved and the Company’s and its shareholders’ ability to resolve double taxation issues. The cross-border merger by absorption between Ferrovial, S.A.
(“Ferrovial, S.A.”), as the Spanish absorbed company and former parent of the Group, and Ferrovial International SE
(renamed Ferrovial SE), as the Dutch absorbing company and formerly a wholly-owned subsidiary of Ferrovial, S.A.
(the “Merger”), was carried out under the special tax neutrality regime implemented in Spain pursuant to Chapter VII of Title VII of the Spanish Law 27/2014 of November 27 on Corporate Income Tax.
In connection with the application of the special tax neutrality regime the Spanish tax authorities may, in the course of a tax audit, consider that the Merger did not take place for a valid business reason and instead occurred with the main intention of obtaining a tax advantage, a position that the Company expressly rejects. In such case, the Spanish Tax
Authorities may deny the application of such special regime and reverse the intended tax advantages.
The main difference in taxation between the Spanish and the Dutch Corporate Income Tax (“CIT”) regimes is the participation exemption—while the Netherlands has full participation exemption on dividends and gains, in Spain
5.0% of such incomes are included in the CIT taxable base. On the other side, Dutch CIT is taxed at 25,8% tax rate
(25% in Spain) and financial expenses CIT deduction is more restricted in the Netherlands (20% EBITDA vs 30% in
Spain) In this regard, the main impact of a potential assessment would derive from the gains on the transfer of the ordinary shares; however, only 5.0% of the gains would be effectively subject to taxation at a 25.0% CIT rate; such part of the gains would be further reduced by the carry-forward losses that Ferrovial had and deductible expenses, including financial expenses and pending tax credits.

3.D.6.3.If the Company is classified as a passive foreign investment company for U.S. federal income tax purposes,
U.S. investors in the Company’s ordinary shares may be subject to adverse U.S. federal income tax consequences.
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
Based on the nature of the Company’s business, the ownership, and the composition of the income, assets, and operations of the Company, although not free from doubt, the Company believes it was not a PFIC for the taxable year ended December 31, 2025.
The U.S. Internal Revenue Service (“IRS”) or a court may disagree with the Company’s determinations, including the manner in which the Company calculates the value of the Company’s assets and the percentage of the Company’s assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year. If the Company is treated as a PFIC for any taxable  year  during  which a U.S. Holder (as  defined  in  “Item 10. Additional Information—E. Taxation—2.
Material U.S. Federal Income Tax Consequences”) held ordinary shares, such U.S. Holder could be subject to adverse
U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation— 2. Material U.S. Federal
Income Tax Consequences” for further discussion on this matter.
3.D.7.Our Ordinary Shares
3.D.7.1Our operating results and the market price of our ordinary shares have been and may be, volatile, and, you may lose all or part of your investment.
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
▪Internal update of contract end results. We periodically perform a complete review of contract end results for our construction activities. The complexity and size of some of our contracts and the existing risks inherent to them may lead to contract end losses arising between quarterly financial results, which would have a negative impact on our financial results.
▪Seasonality. Typically, construction activity will be higher over the spring and summer months, due to improved weather conditions. Highways’ traffic and passenger demand will generally also be higher during spring and summer. Thus, we may expect our second and third quarters revenues to be higher than those of other quarters.
▪Dividends collected from infrastructure assets, which may vary significantly from quarter to quarter due to various factors, including project debts refinancing, and traffic levels.
▪Non-recurring events, such as acquisitions, divestments, potential claims and legal disputes, or legal settlements may have a significant impact on our financial results, especially in our cash flow generation.
▪Other events impacting the normal operations of our assets, such as cyber-attacks.

In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or geopolitical conditions, could subject the market price of our ordinary shares to wide price fluctuations regardless of our operating performance. It may limit or prevent investors from readily selling their shares and may otherwise negatively affect the liquidity of our ordinary shares.
In addition, in the past, when volatility has affected the market price of a company’s shares, holders of those shares have sometimes instituted securities class action litigation against the company that issued the shares. If any of our shareholders were to initiate a lawsuit against us, we could incur substantial defense costs. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.
3.D.7.2The payment of future dividends will depend on our financial condition and results of operations, which could negatively impact the market price of our ordinary shares.
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
Dividend or other distribution payments may change from time to time, and we cannot provide assurance that we will declare dividends or other distributions in any particular amounts (including with regards to prior dividends, repurchases, or other distribution programs that we may have in place) or at all as the payment of any such dividends or other distributions will depend on our ability to generate profits available for distribution and cash flow.
3.D.7.3Rights of holders of shares may be limited, particularly outside the Netherlands and Spain, and as a result, shareholders may suffer dilution.
Pursuant to a resolution adopted by the General Meeting, the Board has been authorized, for a period of eighteen months (from April 24, 2025, the date of our General Meeting, through October 23, 2026), to (i) issue shares or grant rights to subscribe for ordinary shares up to a maximum of 10.0% of our issued share capital on April 24, 2025, and to limit or exclude pre-emptive rights in relation thereto, for any and all corporate purposes, and (ii) issue shares or grant rights to subscribe for ordinary shares up to a maximum of 5.0% of our issued share capital on April 24, 2025 (the date of our General Meeting), and to limit or exclude pre-emptive rights in relation thereto, for the implementation of one or more scrip dividends as may be resolved on by our Board.

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
3.D.7.4The multiple listings of our ordinary shares in different jurisdictions may adversely affect the liquidity and price of our ordinary shares.
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
shares.
3.D.7.5Future issuances of additional ordinary shares or debt or equity securities convertible into our ordinary shares may adversely affect the market price of our ordinary shares and dilute investors’ shareholdings.
The rights of our shareholders are governed by Dutch law, the Articles of Association and other internal rules. In the event of an increase in our share capital, holders of our ordinary shares are generally entitled to full pre-emptive rights unless these rights are limited or excluded either by virtue of Dutch law, a resolution of the General Meeting pursuant to a proposal of the Board, or by a resolution of the Board (if the Board has been designated by the General Meeting or the Articles of Association for this purpose). Pursuant to a resolution adopted by the General Meeting, the Board has been authorized, for a period of eighteen months (from April 24, 2025, the date of our General Meeting, through
October 23, 2026), to (i) issue shares or grant rights to subscribe for ordinary shares up to a maximum of 10.0% of our issued share capital on April 24, 2025 (the date of our General Meeting), and to limit or exclude pre-emptive rights in relation thereto, for any and all corporate purposes, and (ii) issue shares or grant rights to subscribe for ordinary shares up to a maximum of 5.0% of our issued share capital on April 24, 2025, and to limit or exclude pre-emptive rights in relation thereto, for the implementation of one or more scrip dividends as may be resolved on by our Board.
In the past, typically on a semi-annual basis in May and November of each year, we paid our dividends by way of an optional scrip dividend, allowing our shareholders to elect payment of dividends in either cash or ordinary shares, that may be newly issued or shares held in treasury. Our most recent scrip dividend was paid out in November 2025, which was paid by the delivery of treasury shares rather than the issuance of new shares. We currently expect to continue such periodic practice and anticipate paying our scrip dividend on a semi-annual basis on or about May and November of each year, subject to the Board’s discretion and other applicable requirements. Any ordinary shares that we issue, including under any scrip dividends, options plans or otherwise, could dilute the percentage ownership held by the investors who own our ordinary shares at that time. There is no guarantee that we will pay any dividends, either in cash or in ordinary shares, at any time in the future. In addition, in the future, we may seek to raise capital through public or private debt or equity financings by issuing additional shares, debt or equity securities convertible into shares or rights to acquire these securities, and exclude the pre-emptive rights pertaining to then outstanding shares.
Moreover, we may seek to issue additional shares as consideration for, or otherwise in connection with, the acquisition of new businesses. Furthermore, we may issue new shares in the context of any new employment arrangement for employees. The issuance of any additional shares may dilute our then-existing shareholders’ interest in the Company if they do not have preferential subscription rights in connection with the issuance, if they do not exercise their pre-
emptive rights or if such rights are totally or partially excluded. Moreover, any new securities that we may issue may have rights, preferences or privileges senior to those of our existing shareholders.
3.D.7.6The requirements of being a public company, including compliance with the reporting requirements of the
Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs, and we may be unable to comply with these requirements in a timely manner.
As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (“SOX Act”), related regulations of the SEC, including filing interim and annual financial statements, and the requirements of Nasdaq. Complying with these statutes, regulations and requirements has and will absorb a significant amount of time of our Board of Directors and management and may significantly increase our costs and expenses. We will need to continue to:
▪increase the resources of the compliance function, including for financial reporting and disclosures;
▪prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
▪comply with rules promulgated by Nasdaq;
▪prepare and distribute periodic public reports in compliance with our obligations under federal securities laws;
▪enhance our investor relations function;
▪review and maintain internal policies, such as those relating to insider trading; and
▪involve and retain to a greater degree outside counsel, accountants and other consultants and advisors in the above activities.
As a U.S.-listed public company, we are required, for the first time as of December 31, 2025, to file a report by management on, among other things, the effectiveness of our internal control over financial reporting (ICFR) pursuant to Section 404(a) of the SOX Act. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation.
Additionally, our independent registered public accounting firm is required, for the first time as of December 31, 2025, to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the
SOX Act. Our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

To achieve compliance with Section 404 of the SOX Act, we must document and evaluate our internal control over financial reporting, which is costly. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, and adopt and pursue a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented, and report on the internal control over financial reporting status. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed time frame or at all, that our internal control over financial reporting is effective as required by Section 404. Moreover, material weaknesses may be identified in the future and this could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. As a result, the market price of our ordinary shares could be negatively affected, and we could become subject to investigations by the SEC or other regulatory authorities, or private litigation, which could require additional financial and management resources. The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, financial condition and results of operations.
In addition, being a public company subject to these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
3.D.7.7In our 2024 Form 20-F, filed with the SEC on February 28, 2025 (the “2024 20-F”), our management identified one material weakness in the design and operating effectiveness of our internal control over financial reporting (“ICFR”). We have concluded that the material weakness has been remediated as of December 31, 2025.
If we identify additional material weaknesses in the future, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information and the market price of our shares may be adversely affected.
Although as of December 31, 2024, we were not yet required to make a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the requirements of Section 404 of the SOX Act, we identified in the “2024 20-F” one material weakness as defined under the Exchange Act and by the U.S. Public
Company Accounting Oversight Board, or PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The material weakness identified related specifically to insufficient monitoring controls in relation to the activity of privileged users of IT applications. The material weakness did not result in a restatement of our prior year financial statements.
As of December 31, 2025, we have completed the design and implementation of remedial efforts with respect to the material weakness identified in our 2024 20-F and performed a testing exercise of controls following the implementation of such remedial efforts. Following the assessment of the testing results, we have concluded that the material weakness identified in the 2024 20-F has been remediated.
For further details regarding our remediation efforts with respect to the previously identified material weakness see
“Item 15. Controls and Procedures —D. Changes in Internal Control Over Financial Reporting”.
While we have concluded in our assessment of the effectiveness of our internal control over financial reporting as of
December 31, 2025 that our internal control over financial reporting is effective, we cannot provide assurance that any testing by us conducted in connection with Section 404 of the SOX Act, or any testing by our independent registered public accounting firm, may reveal in the future additional deficiencies in our ICFR that are deemed to be material weaknesses.
Considering these factors, if we identify additional material weaknesses in the future, or otherwise fail to maintain an effective system of ICFR, we may not be able to accurately or timely report our financial information and such failure could result in a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial information, which could negatively affect the market price of our shares. In addition, we may be required to incur additional costs in connection with maintaining and improving our internal control system and hiring additional personnel. Any such action could negatively affect our results of operations and cash flows.

3.D.7.8As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of certain SEC and Nasdaq requirements, which may result in less protection than is afforded to investors under rules applicable to U.S. domestic issuers.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required by Nasdaq for U.S. domestic issuers. For instance, we are permitted to follow, and in some cases follow, Dutch home country practices with respect to, among other things, composition and function of the committees of our Board, certain quorum requirements, shareholder approval requirements with respect to employee share plans, and other general corporate governance matters. In addition, in certain instances, we may choose to follow our home country law, instead of Nasdaq rules applicable to U.S. domestic issuers that would require that we obtain shareholder approval for certain dilutive events, such as an issuance that will result in a change of control of our
Company, certain transactions other than a public offering involving issuances of a 20.0% or more interest in our
Company and certain acquisitions of the stock or assets of another company. Following our home country corporate governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection than is afforded to investors under Nasdaq rules applicable to U.S. domestic issuers. For additional detail regarding home country practices we have elected to follow see “Item 16G. Corporate Governance”
of this Annual Report.
In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements and the requirements of Regulation Fair Disclosure (“Regulation FD”),
and our directors, officers and principal shareholders will be exempt from the short-swing profit recovery provisions of Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act.
3.D.7.9Investors may suffer adverse tax consequences in connection with owning and disposing of our ordinary shares.
The tax consequences in connection with owning and disposing of our ordinary shares may differ depending on a shareholder’s particular tax circumstances including, without limitation, where such shareholder is a tax resident. Such difference in tax consequences could, for example, relate to the taxation of distributions made to a shareholder for
Spanish and Dutch dividend withholding tax purposes and the possibilities for a shareholder to obtain a credit, refund, or other type of relief in connection therewith. These differences could be materially adverse to shareholders and they should seek their own tax advice about the tax consequences in connection with owning and disposing of our ordinary shares.

ITEM 4. INFORMATION ON THE COMPANY
4.A.History and Development of the Company
Corporate Information
The Company is a European public limited liability company (Societas Europaea) organized under the law of the
Netherlands and Council Regulation (EC) No 2157/2001. The company has an indefinite duration. Our principal executive office is located at GR Gustav Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The
Netherlands. The telephone number of our office is +31 20798 37 00.
We also maintain a website at www.ferrovial.com. We use our website as a means of disclosing material non-public information. Such disclosures will be made available on the “Investors” section of our website. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings, LinkedIn profile, public conference calls and webcasts. The information contained on our website or available through our website is not incorporated by reference into, and should not be considered a part of, this Annual Report, and the reference to our website in this Annual Report is an inactive textual reference only. We have included our website address, and references to various other documents, in this Annual Report solely for informational purposes. Our agent for service of process in the United States is CT Corporation System, which maintains its principal offices at 28 Liberty Street,
42nd floor, New York, NY 10005. Its telephone number is (212) 894-8940.
4.A.1Summary of Historical Investments and Divestments
The following summary provides an overview of certain of our transactions, including certain investments and divestments for the year 2025. For an overview of our investments and divestments by segment during the period, see
“Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—7. Investments and
divestments.”
4.A.1.1.Acquisition of an additional 5.06% stake of 407 ETR.
On June 6, 2025, Ferrovial completed the acquisition of approximately 3.3% of the common shares in the Canadian highway company 407 ETR from affiliates of AtkinsRéalis Group Inc., and exercised its call option to acquire an additional 1.76% on June 11 2025. The total investment for Ferrovial amounted to CAD $1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.3%. No third party financing was used for this acquisition.
As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.5 billion), was fully allocated as an intangible asset. The investment in 407 ETR continues to be accounted for under the equity method.
4.A.1.2.Divestment of AGS Airport.
On November 13, 2024, through our subsidiary Hubco Netherlands B.V we announced an agreement with Avialliance
UK Limited for the sale of our entire stake (50%) in AGS Airports Holdings Limited (“AGS”), the parent company owning the Aberdeen, Glasgow and Southampton Airports. As part of the agreement, Macquarie (Ferrovial’s joint venture partner in AGS) also agreed to sell its entire stake (50%) in AGS. The agreement valued 100% of the stake at
£900 million, representing the equity value for a 100% interest in AGS and was subject to certain closing adjustments and transaction costs. This price represents an enterprise value (EV) estimated at £1,535 billion. Following satisfaction of applicable regulatory conditions, the sale was completed on January 28, 2025 for a price of GBP 900 million, of which approximately GBP 450 million are Ferrovial net proceeds. This operation gave rise to a capital gain of EUR
272 in 2025.
4.A.1.3.Divestment of Heathrow
On November 28, 2023, through our subsidiary, Hubco Netherlands B.V. (“Hubco”), we entered into a share purchase agreement (the “Heathrow SPA”) with InfraEuropa SCA represented by its managing general partner InfraEuropa
Management S.a r.l (entities and funds managed or controlled by Ardian France SA and its affiliates) (“Ardian”) and
Alrahala First Investment Company (a wholly owned subsidiary of The Public Investment Fund) (“PIF”, together with
Ardian, the “Buyers”) pursuant to which Hubco agreed to sell and the Buyers agreed to purchase Hubco’s full stake

(approximately 25% interest) in FGP Topco Limited, a direct shareholder of Heathrow Airports Holdings Limited , the owner of the Heathrow airport in London, United Kingdom (the “Heathrow Transaction”).
The Heathrow Transaction was conditional upon, among other things, the full tag-along rights in favor of the other
Heathrow Airports Holdings shareholders, such that any shares decided to be sold by such shareholders in the exercise of the aforementioned right should also be sold as part of the Heathrow Transaction. In January 2024, in accordance with the tag-along process, some of the shareholders of FGP Topco Limited exercised their tag-along rights in respect of shares representing 35% of the share capital of FGP Topco Limited (the “Tagging Shareholders”). As a result of this exercise, Ardian and PIF made a revised offer to acquire shares representing 37.62% of the share capital of FGP
Topco Limited for GBP 3.3 billion, (including our share (19.75%) for GBP 1.7 billion). The offer was accepted by us and certain of the Tagging Shareholders, and, as a result, an agreement was entered into on June 14, 2024 pursuant to which we and certain Tagging Shareholders agreed to sell part of their shares in FGP Topco Limited such that we would retain 5.25% of the issued share capital of FGP Topco Limited. Following the sale, we, together with the
Tagging Shareholders, hold shares representing 10% of the issued share capital of FGP Topco Limited. Ardian and
PIF hold shares representing c. 22.6% and c.15.0%, respectively, through separate vehicles.
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
On February 26, 2025, we announced that a binding agreement had been reached with Ardian for the sale of our entire remaining stake (5.25%) in FGP Topco Limited, the parent company of Heathrow Airport Holdings Ltd., (“Heathrow
Airport Holdings” for approximately GBP 455 million (current book value of the asset), which will be adjusted with an interest rate to be applied until closing.
The transaction was subject to complying with the right of first offer (ROFO) which may have been exercised by FGP
Topco Limited shareholders pursuant to the Shareholders’ Agreement and the Articles of Association of the company.
Full completion of the acquisition under the agreement was also subject to the satisfaction of applicable regulatory conditions.
On July 3, 2025, we completed the sale of our remaining 5.25% stake and no longer hold any interest in Heathrow
Airport Holdings. As a consequence of this, an additional amount of EUR 27 million was recognized, mainly corresponding to the interest accrued since the announcement of the transaction. These amounts increased the fair value of the 5.25% stake in Heathrow Airports Holdings.
4.A.2Significant Equity Investments
Throughout 2026, we plan to continue investing in current assets in our portfolio and analyze potential new opportunities that may add value to our business.
Our key future investment commitments in the Airports Business Division include the NTO at JFK, for an expected amount of USD 74 million (EUR 63 million at the year-end 2025 exchange rate) in 2026.
The main equity investments commitments in our Highways Business Division pertain to our standing equity commitments in projects developed by Private InvIT.
In the Energy Business Division, the main equity investments commitments are related to our two solar photovoltaic plants under construction in Texas (Leon and Milano).
Finally, commitments were made to invest up to EUR 199 million in projects primarily engaged in highways and renewable energy assets pending of financial close.
For more information on our equity investments, see “Item 5. Operating and financial review and prospects —B.
Liquidity and capital resources —9. Future Material Investments and Anticipated Capital Expenditures”.
We may also see our equity investments commitments increase significantly if we are, for example, awarded any of the procurement processes where we have been shortlisted in the U.S., namely the I‑285 East Express Lanes in
Georgia, the I‑24 Southeast Choice Lanes project in Tennessee or the I‑77 South Express Lanes in North Carolina. For
more information on our bidding activity in our Highways business division see “—B. Business Overview —2.
Strategy and objectives —3. Outlook and trend information”.

4.B.Business Overview
4.B.1Overview
We were founded as a construction group focusing on railway infrastructure and later expanded our business into other activities including, among others, highways, airport management, and energy. We have been active internationally for over 40 years and operate across seven core geographic markets comprising Spain, the United States, the United
Kingdom, Canada, Poland, Chile and India with over 22,609 employees. For further details on the geographic markets where we are active, see “Item 5. Operating and financial review and prospects —A. Operating results —7. Segment
Reporting — 2.Geographical information” and Note 2.1 to the Audited Financial Statements (Revenue).
Over time, we have developed into one of the world’s leading infrastructure groups in terms of managed investment with operations in a range of sectors including development, construction, and operation of highways and airports.
Since our inception, we have invested in diversifying our business and expanding internationally.
We believe that our experience and wealth of proprietary data related to urban congestion enables us to be competitive in product offering and revenue optimization. This differential knowledge in the realm of urban congestion is particularly advantageous in connection with managed lanes projects (i.e., the development of highways with dynamic pricing schemes, where users pay variable rates depending on congestion levels at any given time, referred to in this
Annual Report as “Managed Lanes”). We currently undertake our activities through the following four operating divisions, or lines of business, which also correspond to our reporting segments (the “Business Divisions”):
▪Highways;
▪Airports;
▪Construction; and
▪Energy.
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, as well as the business line Ferrovial Digital
Infrastructure (created in 2024 with the aim to identify investment opportunities to develop high-value projects in the data center market), and the waste management plants in the United Kingdom.
4.B.2 Strategy and Objectives
Ferrovial is focused on developing and operating sustainable infrastructure that creates value for our shareholders and other interested parties. Our integrated business model is present throughout the entire lifecycle of a project, from conceptualization to design, financing, construction, and operation of critical infrastructure, such as highways and airports.
Our strategy is built on four key pillars which we strive to achieve:
▪People: ensure the highest standards for health and safety in our operations and implement innovative technologies to help prevent accidents for users and employees. We will continue working to attract, develop and deploy high level talent for each position, and actively manage the engagement of our employees.
▪Sustainable growth: develop infrastructure projects with high concessional value in our core markets. Rotate mature assets to realize value of investments and fund future opportunities, and enhance return to shareholders.
▪Operational excellence: optimize cash generation while maintaining high levels of operating performance.
Improve efficiency, reinforce risk management, strengthen financial discipline and keep sustainability at the core.
▪Innovation: support our core business, accelerate our digital transformation, foster an innovation and cybersecurity culture and embed AI, as appropriate, within our processes.
Our integrated business model is based on four business units:
▪Highways has a unique infrastructure-asset base that focuses on developing congestion relief solutions, particularly in the U.S. and Canada through dynamic pricing schemes (“Managed Lanes”). The business expects to continue developing complex projects in U.S. as well as focusing on maintaining a pipeline of future projects and pursuing selected projects in other countries such as India (i.e., through our investment in
IRB Infrastructure Developers Ltd.).

▪Airport’s value proposition is based on facilitating air transport growth to improve people connectivity as air-
traffic increases. The business unit expects to focus on terminal-related opportunities in the U.S., airport expansion projects in Europe and other growth opportunities where Ferrovial’s capabilities represent an advantage.
▪Energy is focused on the development, financing, construction and operation of renewable energy generation, storage and transmission infrastructures.
▪Construction supports other divisions on complex infrastructure projects with end-to-end technical, engineering and production capabilities. The business unit has strong local bases in Texas, Spain & Poland that support other geographies and manage risks from bidding and design to project delivery.
In 2024, Ferrovial created the Ferrovial Digital Infrastructure business line, that targets investments in the high-growth data center market, building on our track record in construction projects for industry leaders in the last decade. We are in the early stages of developing one data center campus in Warsaw, Poland, and one in Alcobendas, Spain. Ferrovial
Digital Infrastructure is reported in the “other” category to our reporting segments.
4.B.2.1.Strategic Plan by Business Line
Highways
Cintra, Ferrovial's highway division, strategically focuses its activity on developed markets with high demand for infrastructure and primarily focused on the development of complex assets in the United States and the selective study of opportunities in new geographies.
Airports
Ferrovial Airports concentrates on leveraging our operational expertise in the airports business and dynamically managing our portfolio, which includes the Dalaman airport, and the NTO project at JFK airport.
Energy
The division focuses on providing innovative solutions for the development, construction, financing and operation of renewable energy generation, storage and transmission infrastructures.
Construction
The division focuses on civil engineering, building and industrial construction in the infrastructure space. The division supports the development of the concession business of Ferrovial and targets improvements in our key operational processes of design, procurement, and execution.
4.B.2.2.Sustainability Strategy
The Sustainability Strategy of Ferrovial is focused on adding value to our businesses.
▪Fostering productivity, improving efficiency and helping to lower operational costs, anticipating compliance with future regulations.
▪Strengthening our social license to operate, helping communities to flourish and engaging with local communities in project development.
▪Meeting customer requirements by fulfilling public procurement requests and supporting compulsory qualifications and certifications.
▪Enabling access to alternative finance, delivering green and sustainable finance frameworks.
▪ Driving our dedicated response to the expectations of our shareholders and the investment community, as well as the demands of analysts and indices specialized in ESG issues.

4.B.2.3.Key Milestones achieved during the period 2023-2025:
2023
▪In June 2023 we completed the Merger resulting in our re-domiciliation from Spain to The Netherlands and gained admission to listing and trading of our ordinary shares in the Spanish Stock Exchanges and Euronext
Amsterdam, in order to strengthen our international profile and align our structure with the business growth strategy.
▪In June 2023, our Highways’ Business Division increased its managed investment in the U.S. with the opening of segment 3C of NTE35W, following our strategic plan of developing complex assets in the United
States.
▪In November 2023, we announced the planned divestment of our stake in the Heathrow airport.
2024
▪Our Energy Business Division was set up in January 2024, merging all energy business activities present across the Group into a single organizational unit with unified direction.
▪In May 9, we started trading on Nasdaq, a key step in Ferrovial’s internationalization process and plans for growth in North America.
▪We acquired a 24% stake in IRB Infrastructure Trust (“Private InvIT”) thereby reinforcing our presence in
India, one of Ferrovial’s core markets.
▪In July 2024, we completed the divestment of a 19.75% stake in Heathrow Airports Holdings, retaining a
5.25% stake.
2025
▪In January 2025, the sale of our entire stake in AGS closed.
▪In June 2025, we acquired an additional 5.06% stake in 407 ETR highway to a 48.3% stake, demonstrating our enduring commitment in this high-quality asset.
▪In July 2025, we sold the remaining 5.25% stake in Heathrow Airports Holdings.
▪In December 2025, Ferrovial was included in the Nasdaq-100 Index, which we believe enhances our visibility with U.S. and global investors, broadens our shareholder base, and reflects market confidence in our ability to develop high-value projects.
4.B.2.4.Outlook and Trend Information
Highways
In 2026, we expect traffic to increase in most of our highway assets, although NTE could be impacted by the ongoing construction works to expand the toll road, which started earlier than anticipated due to the positive performance of the asset.
We expect our main highways infrastructure assets to continue to distribute dividends in line with their performance.
During the year ended December 31, 2025, we received EUR 880 million in dividends from our operating toll road subsidiaries (of which EUR 452 million correspond to 407 ETR, EUR 33 million to I77, EUR 120 million to NTE,
EUR 89 million to I66, EUR 102 million to NTE 35W, EUR 59 million to LBJ, EUR 1 million to IRB, EUR 5 million to Private InvIT and EUR 19 million to other highways), compared to EUR 895 million in the year ended December
31, 2024, a decrease of EUR 15  million as 2024 was affected by I-77 extraordinary dividend.
To further increase our revenues and profitability in the Highways Business Division, Cintra is expected to focus its efforts on optimizing the Business Division’s revenues and costs under the terms permitted by concession contracts.
Cintra is also expected to continue working on exploring new pipeline opportunities to grow the business, focusing primarily on complex greenfield projects.
Our expected project evolution by geography is as follows:

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
Under the Schedule 22 of the 407 ETR concession agreement, we are subject to payments if traffic is lower than the traffic thresholds established according to said concession agreement (see Schedule 22 mechanism explanation in “Item 4. Information on the Company  —B. Business overview —3. Group Overview —2. Our
Business Divisions —1. Highways business —Canada —The 407 ETR”) 407 ETR will have to pay potentially significant amounts calculated under Schedule 22 to the province and a potential first payment due in early 2026. During 2025 we have accrued CAD 41 million expenses for this Schedule 22, payable in
2026.
▪United States: Throughout 2025, most highways have shown good traffic growth as well as growth in average revenue per transaction. The soft cap toll rates will increase in 2026 based on last December CPI
(Consumer Price Index) compared to the previous year. During 2024, and thanks to the success of the North
Tarrant Express project, toll road expansion work started earlier than initially planned in the development agreement that we have with the Texas Department of Transportation. Works are expected to continue during 2026, and to be completed in early 2027. These works are affecting the traffic level, but thanks to efforts to optimize construction management, the impact during 2025 was less than expected, and a similar evolution is expected during 2026.
▪India: IRB, which currently manages 27 projects (plus a letter of award for a new project), and Private InvIT, which manages 13 projects, are expected to reach significant milestones within their pipeline of projects under development during 2026.
▪Australia: We expect that Cintra will continue to manage the Toowoomba toll road and the Western Roads
Upgrade (“OSARs”) project.
▪Other markets: We expect that Cintra will continue to manage the assets already in operation, including the
D4R7 toll road in Slovakia and Silvertown Tunnel in the United Kingdom (fully opened in April 2025). It is also expected to start the execution of the construction of Anillo Vial Periferico, in Peru.
We also plan to continue our bidding activity in our target regions (North America, Europe, Australia, Colombia and
Peru), focusing on complex greenfield projects, due to their high potential for value creation. Specifically in the U.S., we have been shortlisted for the I‑285 East Express Lanes in Georgia, the I‑24 Southeast Choice Lanes project in
Tennessee, with bid submissions expected between the second and third quarter of 2026, or the I‑77 South Express
Lanes project in North Carolina, with bid submission expected in the first half of 2027. Additional initiatives, include potential participation in upcoming procurement processes in the U.S. such as the I‑285 West Express Lanes project.
We also expect to continue pursuing toll-road technology innovation initiatives.
Airports
In 2025, Dalaman airport showed a decline in number of passengers, with 5.6 million passengers in 2025, a (1.1)%
decrease compared to the same period in the previous year and an increased revenue (3.6%) from a positive performance of non-aeronautical revenues.
In 2025, Construction at NTO at JFK continued to progress. This is an important year for NTO construction progress and the kickoff of Operational Readiness and Airport Transfer (ORAT) activities. As the year drew to a close, physical construction progress stood at 82%; vertical circulation elements have all been installed, critical systems like the baggage handling system have been installed and have been undergoing tests for some time, and user fit-out of lounge spaces, offices spaces, and concessions spaces are all well underway. The focus now is on finalizing physical construction and power and IT systems such that ORAT is completed at the earliest possible date.
NTO has advanced in the negotiations with airlines, with 25 agreements (16 executed contracts and 9 letters of intention). Additionally, advanced discussions are currently ongoing with several leading international carriers.

Beyond construction and airlines agreements, 2025 was also a key year for NTO project financing, with the successful issuance of the Series 2025 Green Bonds. Following the largest-ever municipal bond financing for an airport project in
2024, the $1.367 billion Series 2025 Green Bonds will be used to finance the remainder of the costs related to NTO’s
Phase A. In connection with the bond issuance, NTO completed the refinancing of Phase A bank debt which is a significant milestone for the project. The total weighted average of Phase A financing, c. USD 6 billion, carries an all-
in interest cost of c.5%.
We plan to grow our airport investment portfolio globally, seeking new opportunities with a specific focus on North
America, Europe and other countries where Ferrovial’s capabilities represent an advantage. We expect to prioritize investment opportunities in high-growth leisure and business markets and in particular airports in which our unique capital expenditure expertise and stakeholder relationships can add value in light of the market’s growth potential. As part of our plan to grow our airport investment portfolio, we intend to consider participation in select open-bid opportunities while prioritizing bilaterally negotiated projects in which our partnership approach may provide origination advantages.
Our expected evolution by project is the following:
▪NTO at JFK: During 2025, the development progressed and construction progress reached 82% at the end of the year. NTO has been informed by the contractor that the completion of the first phase of construction will be delayed from the originally scheduled opening date of June 2026. The contractor has communicated that it is currently targeting the completion date for the first phase of construction to occur during Fall 2026.
Ferrovial continues to monitor the process and timeline to complete the first phase of construction. There are two expected subsequent construction phases (Phase B1 and Phase B2, together “Phase B”) to accommodate the terminal to traffic evolution. The timing of the execution of Phase B under the NTO Lease is subject to the satisfaction of certain conditions timing for the fulfillment of which is uncertain. This uncertainty, together with the fact that the design continues to be progressed and budgeted, may result in the final cost to execute Phase B differing from estimates.
▪Dalaman airport: We expect to continue to manage the airport with our partner YDA Group and continue implementing improvement plans such as the projects for generation of renewable energy and improvement of sustainability.
Our Airports Business Division projects distributed EUR 30 million in dividends in 2025 (EUR 8 million in 2024). In
2026 and beyond, total dividend payments will largely depend on traffic performance at Dalaman, as well as at NTO, following the opening of the terminal, which is expected for 2026.
Construction
In 2025, the Construction Business Division had a net profit of EUR 241 million and reached a 4.6% Adjusted EBIT
Margin (Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenues for the relevant period. See reconciliation of Adjusted EBIT to our Net profit/(loss) in “Item 5. Operating and financial review and prospects —A.
Operating results —8. Non-IFRS Measures and Other Key Performance Indicators: Operating Results”.
In 2026, stability in sales is anticipated after the favorable level of revenues in 2025, supported by an order book that has once again reached record levels, with strong exposure to key markets and projects for the Group Companies, in line with Ferrovial’s strategy. In 2026, the investment efforts in projects is expected to continue in the United States and other geographies, given the strong pipeline of future projects in other Ferrovial divisions and third parties.
In terms of profitability, the average long-term target of 3.5% is expected to be met again, thanks to the risk management measures implemented in recent years and the volume and quality of the backlog, which enables a selective approach to tenders, focused on risk mitigation and long-term profitability.
The outlook for 2026, by market, is as follows:
▪United States and Canada: following the growth in recent years, revenues are expected to stabilize, supported by a high number of awards obtained by Webber, LLC (“Webber”) in recent years, which include a number of diverse sectors such as transportation infrastructure, water treatment plants, and renewable energy projects in both Texas and the U.S. East Coast, as well as the faster execution of the Ontario Line, the Toronto Metro.
In the medium term, stable investment in transportation infrastructure in states and provinces is expected.
While the most recent surface transportation reauthorization is set to expire on September 30, 2026, renewal legislation is expected. The Construction division will continue to support the bidding process for P3 projects of the Group’s investment units, with a particular focus on highway and airport initiatives on the East Coast of the United States.

▪Spain: A stable level of sales is anticipated, after the high growth in revenues in recent years. In the medium term, it is estimated that the momentum in the tendering activity will continue, both for public and private clients, where private initiatives in residential construction, industrial construction, logistics, technology and data centers stand out, as well as the sustained public demand for railway, sanitary and water treatment infrastructure projects.
▪Poland: revenues are expected to be in line with the previous year, and the selective tendering strategy, focusing on profitability and diversification in sectors such as energy, renewables and the specialized construction of technological and industrial projects, will be maintained. The public tender continues to offer good prospects thanks to the national investment plans for roads and railways, supported by the high level of funds allocated under the European Union's 2021-27 Multiannual Financial Framework.
▪Other international markets: The United Kingdom and Australia stand out, where a moderate drop in revenue is expected, mainly due to lower production of relevant projects in Australia, such as the Sydney Metro, which is scheduled for completion in 2026. This decline has not been offset by the progress of the three contracts for the design and construction of the track infrastructure of the HS2 high-speed project in the
United Kingdom, the execution of which is expected to intensify from 2027, once the design phase is completed.
Energy
We believe that the future of energy depends largely on two global trends: (i) electrification of transportation and industrial processes, (ii) increasing power demand from digitalization, artificial intelligence and data centers.
In the year ended December 31, 2025, this Business Division’s results continued to grow, as shown by the 25.6%
increase in revenues, to EUR 339 million, from EUR 270 million in the year ended December 31, 2024.
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
It is expected that the increasing data demand of consumers and businesses will continue to generate consequent demand of digital infrastructure to cope with it.
The capabilities from Ferrovial building data centers for hyperscalers and collocators over the last decade have positioned the company as an attractive delivery partner to develop the critical infrastructure required.
▪Waste Treatment: While we continue to maintain operational focus to increase plant utilization, maximize the recovery of recycles and the generation of electricity, we are exploring opportunities to divest or exit this legacy business in the UK, as it is not aligned with our core strategy.
4.B.3Group Overview
4.B.3.1Segments, Products, and Services
Our operations are segmented into the following Business Divisions: (i) the Highways Business Division, (ii) the
Airports Business Division, (iii) the Construction Business Division, and (iv) the Energy Business Division.
The table below sets out the entities that head each Business Division and the main activities of each Business
Division:

Business Division	Group Companies	Description
Highways	Cintra Infraestructuras España, S.L.U., Cintra Global B.V. (1), Cintra Holding US Corp and subsidiaries	Development, financing, and operation of toll road infrastructure.
Airports	Ferrovial Airports International, B.V., Ferrovial Airports Holding US Corp. and subsidiaries.	Development, financing, investing and operation of airports.
Construction	Ferrovial Construcción, S.A., Ferrovial Construction International B.V., Budimex, S.A., Ferrovial Construction US Holding Corp., Webber, LLC and subsidiaries.
Development, financing, and operation of
construction activities, including the design and
construction of all types of public and private
works and, most notably, the construction of public
infrastructures.

Energy	Ferrovial Infraestructuras Energéticas S.A.U., Ferrovial Energia S.A.U., Ferrovial Energy US LLC, Ferrovial Transco International B.V., Ferrovial EG B.V. and subsidiaries.	Development and/or construction of energy transmission and renewable generation energy infrastructure as well as render of services regarding energy efficiency.
Other	Thalia Waste Treatment B.V. and subsidiaries.	Waste management plants in the United Kingdom. Digital Infrastructure business.
(1) Cintra Infrastructures SE (CISE) was merged into Cintra Global SE (CGSE) on 5 January 2026, with effect from 6 January 2026, with CGSE as the surviving entity with all assets and liabilities of CISE. Additionally, CGSE was converted into a Dutch NV on 6 January 2026 and then, on 7
January 2026, into a Dutch BV. As a result, Cintra Global is now “Cintra Global B.V.”
4.B.3.2Our Business Divisions
4.B.3.2.1Highways Business Division
Overview
Our activities in the Highways Business Division include the development, financing, and operation of toll road projects. We conduct our operations in this Business Division through Cintra, one of our wholly owned subsidiaries.
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
In 2025, our Highways Business Division received dividends of EUR 880 million from its main toll roads’ assets in
2025 thanks to increases in traffic and vehicle kilometers traveled in 407 ETR due to greater traffic and toll rates increase in January 2025. All U.S. Managed Lanes showed similar improvement driven by strong performance and toll rates increases. In 2024, our Highways Business Division received a slightly higher amount, EUR 895 million, as it included the first dividend distribution from I-77 (EUR 205 million) and I-66 (EUR 89 million).
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
We also seek value creation in the Highways Business Division through the sale of mature projects, the proceeds of which are invested in new assets, where we believe there is a greater potential to generate value. Some examples of this reinvestment strategy include the sale of our remaining 89.2% stake in the Azores highway to Horizon Equity
Partners and RiverRock for EUR 42.6 million in June 2023. On February 29, 2024, we entered into an agreement with
Inter Infrastructure Capital S.A., to sell the 49% of the Class A shares of Umbrella Roads BV (which confer voting rights on its holder) and all the Class B shares of Umbrella Roads BV (which confer economic rights on its holder).
Umbrella Roads BV is currently the direct shareholder of Cintra OM&R 407 East Development Group Inc, Cintra 407
East Development Group Inc, Blackbird Maintenance 407 Cintra GP Inc and Blackbird Infrastructure 407 Cintra GP
Inc (the holding companies of the 407 Phase I and Phase II Projects), and the indirect shareholder of Serranopark S.A
(Serranopark Project in Spain), Sociedad Concesionario Autovía de la Plata S.A (A66 Project in Spain), Scot Roads
Partnership Project (M8 Project in the UK), Eurolink Motorway Operations Ltd and Eurolink Motorway Operations
(M3) Ltd (M4 and M3 Projects in Ireland), and has the economic rights over Sociedad Concesionaria Autovía de la
Plata S.A. (A66 Project in Spain). The sale of the Umbrella Road’s shares was completed on  October 8, 2024 for
EUR 100 million.
As it pertains to the Managed Lanes’ projects, the main projects in the Toll Roads Business Division, value creation arises from toll rates being dynamic, allowing for modifications every few minutes according to the degree of congestion, always guaranteeing a minimum speed for drivers. With free-flow (barrier-free) toll systems, the Managed
Lanes stand out for their long concession terms, their toll rate flexibility, and their optimized long-term financial structure. We believe these projects position Cintra as a leader in the private development of highly complex road transport infrastructures. Examples of Managed Lanes include the NTE 1-2, LBJ, NTE 35W, I-77, and I-66 highway.
Investments / Main Assets
Cintra has consistently invested in growing and diversifying its portfolio, with a strong focus on the North American markets. In June 2025 Cintra completed the acquisition of an additional 5.06% stake of 407 ETR. See Item 4.
Information on the Company  —A. History of the Company —1.Summary of Historical Investment and Divestments. —
1. Acquisition of an additional 5.06% stake of 407 ETR.
Cintra’s investments go beyond the North American market and extend to emerging markets with attractive prospects.
In 2021, Cintra entered in the Indian toll road market and partnered with IRB.
We continue to pursue ways to increase the value of Cintra’s investment portfolio and optimize the financial structure of  its assets. The table below reflects certain significant financing transactions:

Highways asset	Year	Financing transaction
LBJ	2021	USD 609 million senior secured notes issuance, partially refinancing of one of its TIFIA loans. Maturity extended from 2050 to 2057 and borrowing cost lowered from 4.22% yield to 3.797%
NTE 35W	2023	USD 221 million 5-year bonds issuance to be used for the 2023 and 2024 principal pre-payments of the TIFIA loan
NTE	2023	USD 397 million senior bonds issuance to finance the Mandatory Capacity Improvements according to the Comprehensive Development Agreement
I-77	2024	USD 371 million senior secured notes issuance to refinance TIFIA, increasing the average life of the outstanding debt
The detail of Cintra infrastructure projects borrowings for the years ended December 31, 2025 and December 31,
2024, and the maturity of our infrastructure project borrowings as of December 31, 2025 is included in Item 5.
Operating and financial review and prospects  —B. Liquidity and capital resources —4. Infrastructure project borrowings.

As of December 31, 2025, Cintra’s concession portfolio consisted of 14 concessions, 2 toll collection operators and the minority stakes in IRB and Private InvIT, 19.86% and 23.99% respectively, that have a portfolio of several toll road concessions in India (see more information on IRB and Private InvIT in India within this section). Excluding IRB and
Private InvIT, Cintra comprises approximately 939 kilometers of motorway. Cintra’s portfolio of concessions is diversified geographically, with interests in toll road concessions located in Canada, the United States, Australia,
Colombia, Spain, Slovakia, India, Peru and the United Kingdom.
Within the Highway Business Division, we carried out a series of acquisitions and divestments from 2023 to 2025, as set forth under “—A. History and Development of the Company —1. Summary of Historical Investments and
Divestments” above. As of the date of this Annual Report, our main toll concession portfolio includes the following assets:

For the year ended December 31, 2025
Highways	Country	Ownership
Fully consolidated assets
NTE 1-2 .............................................................................................................................	U.S.	63.0%
LBJ .....................................................................................................................................	U.S.	54.6%
NTE 35W ...........................................................................................................................	U.S.	53.7%
I-77 .....................................................................................................................................	U.S.	72.2%
I-66 .....................................................................................................................................	U.S.	55.7%
Autema ...............................................................................................................................	Spain	76.3%
Aravia(1) ............................................................................................................................	Spain	100.0%
Via Livre ............................................................................................................................	Portugal	84.0%
Equity-accounted assets
407 ETR .............................................................................................................................	Canada	48.3%
IRB .....................................................................................................................................	India	19.9%
Private InvIT ......................................................................................................................	India	24.0%
EMESA(2) .........................................................................................................................	Spain	50.0%
Toowoomba .......................................................................................................................	Australia	40.0%
OSARs ...............................................................................................................................	Australia	50.0%
Zero ByPass (Bratislava) ...................................................................................................	Slovakia	35.0%
(1)Our interest is divided between Ferrovial Construcción, S.A. (55.0%); Cintra (30.0%); and Ferrovial, SE (15.0%).
(2)Although EMESA is managed by Cintra, our interest in the company is held by Ferrovial Construcción, S.A..
Other toll road concessions are included within the Highway Business Division: Ruta del Cacao (Colombia),
Silvertown tunnel (U.K.), Anillo Vial Periférico (Peru) and Bip and Drive (Spain).
Inception
We began our toll road activities in 1968 with the AP-8 Bilbao—Behobia toll road concession in Spain. Since then, we have continued to develop and expand our highway business. On February 3, 1998, we incorporated Cintra
Concesiones, in which we hold a 100% stake, with the aim of consolidating and optimizing the infrastructure development business. In 1999, we won the 407 ETR toll road concession award in Canada, which became one of
Cintra Concesiones’ first projects, together with the concession of two stretches of the Pan-American highway in
Chile. We continued to develop our infrastructure business through Cintra Concesiones, which had its initial public offering in October 2004 following its entrance in the U.S. market through the establishment of its headquarters in
Austin, Texas. In 2009, we merged with Cintra Concesiones. Since 2015 we also manage concessions in Australia,
Colombia, Slovakia, and the United Kingdom. In 2021 we gained access to the Indian market through IRB.
Customers and Types of Contracts
We operate our highway business through concession agreements. Concession agreements are contracts under which a public sector entity reaches an understanding with a private company for such company to construct and operate certain infrastructures for a period of time in consideration for the right to collect tolls (or to be paid either shadow tolls by the grantor of the concession or availability payments if there is no demand risk). The private company returns the infrastructure to the public sector entity at the end of the concession period.

Highway concessions projects are long term, capital-intensive projects that can typically be divided into two distinct phases: the construction phase and the operation phase. The construction phase involves the design and construction of the highway and typically spans between two to five years. This phase is characterized by large capital expenditures, during which we usually do not receive revenues except for those projects that include toll road sections already in operation.
The operation phase commences once the construction phase is completed. It involves operating and maintaining the highway and tolling equipment associated with the concession, as well as collecting toll receipts and managing prices.
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
Toll rates in 407 ETR in Canada and in the I‑66 and I‑77 concessions in the United States may increase at levels that exceed the rate of inflation. In the Managed Lanes operated in Dallas, Texas (NTE 1‑2, LBJ, and NTE 35W), annual toll caps are updated each year based on the U.S. National CPI‑U, measured December‑over‑December. These facilities operate under a “soft cap” regime, meaning that while tolls may be freely set below the cap, the cap may be exceeded under specific contractually defined conditions intended to preserve minimum levels of service, such as during periods of congestion or reduced speeds. Toll revenues also remain sensitive to traffic levels, which can be affected by broader economic conditions, weather, and other external factors. In contrast, revenues from availability‑payment concessions do not depend on demand and are predetermined in the concession contract, typically with indexation to inflation.
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
Our financing expenses in highways depend primarily on interest rates. The infrastructure projects we invest on are principally debt-financed, to the extent that long-term concession agreements generally provide a basis for non-
recourse long term debt under project finance plans, leading to high financing expenses. As the concession matures once the construction phase has ended, a traffic growth pattern is expected, and its risk profile improves. This, in turn, typically creates more opportunities to refinance projects and thereby reduce financing costs, subject to market conditions and contractual regulations. This refinancing can create value by further decreasing project risk.
Cintra has a young portfolio of highways with the objective of maximizing its Adjusted EBITDA by generating strong operating revenues possible while complying with contractual obligations. To this end, Cintra operates its highways following a “premium operator” approach, which entails (i) using a hands-on approach with a common management strategy, (ii) building know-how on lessons learned across the portfolio, and (iii) continuously looking for new technologies and their potential benefits to the business.
Activities
The table below sets forth the traffic volume for each of our operating toll road concessions with traffic risk for the years ended December 31, 2025, 2024 and 2023.

Toll Road	Country	For the year ended December 31,
		2025	2024	2023

Fully consolidated assets (in millions of transactions)
NTE 1-2 ..........................................................................................................	U.S.	37	39	40
LBJ ................................................................................................................	U.S.	46	46	43
NTE 35W ......................................................................................................	U.S.	52	51	42
I-77 ...............................................................................................................	U.S.	42	43	41
I-66 ................................................................................................................	U.S.	35	32	29
Equity-accounted assets (in millions of VKT, vehicle kilometers travelled)
407 ETR .........................................................................................................	Canada	2,819	2,658	2,535
A brief description of Cintra’s main concessions, by geographical area, is as follows:
Canada
The 407 ETR
We hold a 48.3% interest in the 407 ETR highway concession in Canada after acquiring an additional 5.06% stake, raising its total ownership from 43.23% to 48.3% in June 2025. See more detail in relation to this transaction in “Item
4. Information on the Company  —A. History of the Company —1.Summary of Historical Investment and Divestments.
—1. Acquisition of an additional 5.06% stake of 407 ETR”. 407 ETR, is the first all-electronic open access toll road in the world whereby tolls are incurred while vehicles are in motion by means of vehicle identification at entry and exit points either through transponders or video-based license plate imaging. By removing the need for toll barriers, this toll collection system enables free flow of traffic along the highway, allowing high traffic volumes without long queues. It covers 108 kilometers in an east-west direction, traversing Canada’s largest and most affluent urban center, the Greater Toronto Area.
The 407 ETR has an innovative toll rates’ structure that allows us to raise prices freely without prior authorization from the Ontario Ministry of Transportation, but subject to penalties if traffic is not maintained above a certain threshold. This system makes it possible for us to optimize revenues by adjusting toll fees to the time savings offered to drivers by the toll highway. The asset’s revenue compound annual growth rate for the 2009 to 2025 period is 8.3%.
Certain 407 ETR annual traffic levels are measured against annual minimum traffic thresholds, which are prescribed by Schedule 22 to the concession agreement and escalate annually up to a specified lane capacity. The concession agreement also governs the terms of the financing, operating, managing, maintaining, rehabilitating and tolling the 407
ETR for a period of 99 years (ending in 2098).
United States
The Managed Lanes offer a solution to the problem of congestion in urban areas providing choices to users. Under the
Managed Lanes system, toll rates charged are dynamic and may be changed every few minutes to manage traffic volume and ensure a minimum speed. Cintra has different projects under this model, including the NTE 1-2, LBJ,
NTE 35W, I-77, and I-66.
NTE 1-2
Cintra holds a 63.0% stake in the NTE concession, a 13.2 mile (21.4 kilometers approximately) highway located in the
Dallas Fort Worth area in north Texas. The NTE 1-2 is intended to improve mobility along a series of highways vital to the region, including IH-820 and SH 121/183. We fully opened the project to the public in October 2014. The concession agreement ends in 2061. During 2024, due to the success of the NTE project, additional toll road expansion works and capacity improvements under the agreement with Texas Department of Transportation are planned to be brought forward, with an expected completion in 2027.
LBJ
Cintra holds a 54.6% stake in the LBJ concession, which provides a solution to congestion problems on interstates
IH-35E and IH-635 in Dallas, Texas. This project increases capacity in the corridor with the creation of four to six new express toll lanes.

LBJ is 13.3 miles (21.4 kilometers approximately) in length and located between IH-35E and US-75. The project was the largest private-public partnership (“PPP”) in the United States at the time and is, to date, the largest PPP in the
Southwest of the United States. The project features a combination of four general purpose lanes and two to three continuous frontage roads in each direction, along with 13.3 miles (21.4 kilometers approximately) of two-to-three managed lanes in each direction that use dynamic pricing to keep traffic moving above 50 miles per hour (80 kilometers per hour). The Managed Lanes feature about 5 miles (8.1 kilometers approximately) of depressed roadway.
A lump sum, fixed-price contract entered into as a joint venture with LBJ Mobility Partner governs the reconstruction and has a design-build period of 60 months. It is divided into three sections: (i) the I-35 section from Loop 12/IH35 to
Crown Road, with a length of 3.6 miles (5.8 kilometers approximately), (ii) the LBJ/I-35E interchange, located on the
I635 corridor between I35E and Dallas North Tollway, with a length of 5.0 miles (8.1 kilometers approximately), and
(iii) the LBJ Section, located on the I635 corridor between the Dallas North Tollway and the east of the US75 corridor, with a length of 4.6 miles (7.5 kilometers approximately). We fully opened LBJ in September 2015. The concession agreement ends in 2061.
NTE 35W
Cintra holds a 53.7% stake in the NTE 35W project concession, which serves to link downtown Fort Worth, Texas, with the surrounding residential and business areas while also providing vital congestion relief by using Managed
Lanes to support this major transportation corridor.
The NTE 35W comprises three different segments: (i) segment 3A (6.2 miles (10.0 kilometers approximately) along the I-35W corridor through downtown Fort Worth, including the total reconstruction of the I-35W link between downtown Fort Worth and SH-820), (ii) segment 3B (4.0 miles or 6.4 kilometers approximately, financed, designed, and built by the Texas Department of Transportation; operated and maintained by the consortium in charge of NTE
35W and led by Cintra), fully opened to traffic in July 2018, with a total investment of over USD 1.4 billion, and (iii)
segment 3C, an amendment to the original concession agreement awarded in August 2019 that comprises 6.7 miles or
10.8 kilometers approximately, with an investment of roughly USD 0.9 billion and a concession term of nearly 50 years. Segment 3C started operating in June 2023. The concession agreement includes renovation of existing lanes, which are expected to remain toll-free, and the construction of two managed lanes in each direction.
I-77
Cintra holds a 72.2% stake in the I-77 express lanes concession in North Carolina, which connect the metropolitan area in the northern part of Charlotte with the residential area of Lake Norman over a distance of 26 miles (41.8 kilometers approximately). The express lanes are dedicated travel lanes that run adjacent to the existing general purpose lanes. The express lanes are divided into three sections: two express lanes running on both directions on I-77 between Charlotte and Exit 28, and one express lane in either direction between Exit 28 and Exit 36.
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
India
IRB Infrastructure Developers Limited (“IRB”)
IRB, in which we hold a 19.86% interest, manages 27 different toll road projects (plus a letter of award for a new project) over a total distance of more than 16,900 lane kilometers and includes the Mumbai-Pune toll road. IRB’s assets represent around 16% of the “Golden Quadrilateral,” the road network that connects India’s main economic development hubs. IRB has its own construction division that works exclusively for IRB’s own concessions, which allows for similar synergies and complimentary capabilities as those derived by the relationship between Cintra and
Ferrovial Construction, discussed in relevant part of this section.
Private InvIT
Cintra holds a 23.99% stake in Private InvIT, a subsidiary of IRB.
Private InvIT holds a portfolio of 13 toll road concessions in India (12 concessions in operation and 1 under construction). Private InvIT operates in 12 Indian states over a total distance of more than 7,700 lane kilometers. The future growth of Private InvIT will be assessed by us and our partners on a project-by-project basis and is expected to be mostly funded by assets distributions.
In November 2025, Private InvIT unlocked capital of approximately EUR 50 million (Rs. 4,900 crores) through the sale and transfer of its 100% stake in Hapur Moradabad Tollway Limited, Kaithal Tollway Limited and Kishangarh
Gulabpura Tollway Limited to the IRB InvIT Fund, an entity in which IRB holds a 16% stake (not controlling and neither having significant influence on this entity).
4.B.3.2.2Airports Business Division
Overview
Our activities in the Airports Business Division include the development, financing, and investing of airports.
Ferrovial Airports integrates all the Group’s airport management activities.
The origins of the Airports Business Division date back to 1998, but it was only in 2006, with the acquisition of
Heathrow Airports Holdings, that it gained its current relevance within our operations.
Investments / Main Assets
On January 28, 2025, we completed the sale of our entire stake in AGS. For further details on this potential divestment, see “Item 4. Information on the Company—A. History and development of the Company—1. Summary of
Historical Investments and Divestments-- 2.Divestment of AGS Airports”.
Full completion of the divestment of Heathrow Airports Holdings was finally achieved on July 3, 2025. For further details see “Item 4. Information on the Company  —A. History and Development of the Company —1. Summary of
Historical Investments and Divestments  —3. Divestment of Heathrow.”
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
Aeronautical income is generated from airport fees and traffic charges, which in turn are principally levied on the basis of passenger numbers, maximum total aircraft weight, aircraft noise and emission characteristics, and the length of time during which an aircraft is parked at the airport. In this regard, the division’s revenues are affected by seasonality of Dalaman Airport, since there is higher passenger traffic (the total number of incoming and outgoing passengers at the airport in a particular period) over the spring and summer months.
Non-aeronautical income is generated mainly from retail concession fees, car parking income, advertising revenue, and other services supplied by the airport’s operators, such as the rental of aircraft hangars, cargo storage facilities, maintenance facilities, and the provision of facilities such as baggage handling and passenger check-in. This income is also affected by seasonality, since items such as car parking income, baggage handling, and passenger check-in depend on passenger volume.

The Airports Business Division’s assets are divided into economically regulated and economically non-regulated assets. For example, passenger fees at Dalaman are set by the governing concession contract.
A brief description of Ferrovial Airports’ main assets is as follows:
NTO at JFK
In 2022, we entered a consortium for the development of NTO at JFK airport and as a result hold a 49.0% indirect interest in the project. On June 10, 2022, the consortium signed the lease agreement with the Port Authority of New
York and New Jersey (the NTO Lease) for the construction and later operation of the terminal, which ends in 2060.
After construction, the terminal is expected to come into operation in 2026. The revenue streams from the terminal under the NTO Lease agreement are the passenger fees charged to the airlines, as well as commercial revenues. This investment is in line with our strategy, as (i) JFK is “the largest” international U.S. gateway for aviation by a significant margin as reported by the U.S. Department of Transportation in its U.S. International Air Passenger and
Freight Statistics report for December 2024, released on April 2025. (ii) JFK is a durable and strong internationally air traffic market that can successfully weather changes in international traffic trends and demand, (iii) the project will increase the airport’s capacity to host large aircrafts and (iv) the air charges are unregulated.
The NTO project will be completed in phases to match traffic demand. The initial phase of development (Phase A), related to the initial round of financing, will replace the operations of the Terminal 1, Terminal 2 and Terminal 3.
Terminals 2 and 3 have already been demolished and Terminal 1 will be demolished as part of the subsequent phases of the NTO project once Phase A opens to traffic. Work on Phase A began in June 2022. NTO has been informed by the contractor that the completion of this first phase of construction will be delayed from the originally scheduled opening date of June 2026. The contractor has communicated that it is currently targeting the completion date for the first phase of construction to occur during Fall 2026. Ferrovial continues to monitor the process and timeline to complete the first phase of construction. Our Construction Business Division also participates in this project through
Ferrovial Construction, which acts as the lead on the technical area of the project management office (PMO).
As of the date of publication of this Annual Report, we had agreements with 25 airlines, of which 16 were executed airline agreements including with Air France, LOT, Etihad, KLM, Korean and Turkish, among others. Six of these airline agreements were executed during 2025, including the agreement with Turkish Airlines. In addition, as of the date of publication of this Annual Report,  NTO had entered into 9 letters of intent with other international carriers and we continued to be engaged in active negotiations with numerous additional international airlines.
For additional information, see Note 3.5.2 (Disclosures relating to JFK NTO LLC) to the Audited Financial
Statements.
Dalaman Airport
In February 2022, we reached an agreement to acquire a 60.0% interest in the company that manages the concession for the Dalaman airport in Turkey. We completed the acquisition in July 2022 for EUR 144 million. The concession started in 2014 and it terminates in 2042. Passenger charges are set and collected in euros, so most of the airport’s revenues are in that currency.
The airport, which is located on the Turkish Riviera, a vacation destination for both domestic and international passengers, had 5.6 million passengers in 2025, compared to 5.6 million passengers in 2024, representing a (1.1)%
decrease.
As a consequence of the conflict in Ukraine, there was a decline in Russian and Ukrainian passengers in 2022 that continues, although the impact is limited and partly offset by increased traffic from other European destinations, especially the United Kingdom.
Dalaman distributed EUR 7 million dividends at FER’s share in the year 2025.
In 2024, Dalaman was awarded Level 3 of the Airport Carbon Accreditation (ACA) program of Airports Council
International Europe (ACI Europe) Carbon Emissions Certificate, which recognizes its efforts to manage and reduce its CO2 emissions. Additionally, in the same year, the airport completed the installation of a solar power plant on its terminal roof. With its 10,230 MWh production it supplies 55% of the terminal energy needs. It covers an area of
45,000 square meters and consists of 15,000 panels.
Following the completion of this first phase in 2024, the airport is already advancing into the second phase of the project. The expanded installation will add 10,500 solar panels to the facility’s roof, with an expected annual generation of 9,044 MWh. Installation is currently underway and is expected to be fully operational during 2026.

This project enhances the asset’s resilience by reducing its dependency on the grid, contributes to lowering its carbon footprint (Scope 2 emissions), and delivers significant savings in energy costs.
Other Operations
We operate in the airport facility maintenance and management sector through our 49.0% stake in the Qatari company
FMM, responsible for the maintenance and management of the Doha airport in Qatar.
4.B.3.2.3Construction Business Division
Overview
We conduct our construction activities through our wholly-owned subsidiaries Ferrovial Construcción S.A (head entity of the Spanish Construction Business Division and with presence in other geographies), Ferrovial Construction
International B.V. (head entity of certain international Construction Business Division, excluding the U.S. and Spain construction business) and Ferrovial Construction US Holding Corp (head entity of the U.S, Construction Business
Division), as well as through other companies within the Construction Business Division. With extensive experience in the industry, Ferrovial Construction is a leading construction company in terms of revenue. Ferrovial Construction is involved in all areas of civil engineering, residential building, and non-residential building internationally. The company is also involved in water treatment plant engineering and construction through its wholly-owned subsidiary
Cadagua, recognized internationally for its water treatment facilities. Our Construction Business Division is also involved in energy transition projects, maintaining our commitment to the development of sustainable, innovative, and efficient solutions.
We have established a strong presence in numerous international markets and function through local subsidiaries, including Budimex in Poland and Webber and Ferrovial Construction in the U.S.. We also primarily function through subsidiaries other in markets such as the United Kingdom, Canada, Chile, and Australia.
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
Investments / Main Assets
During 2025, we won, among other projects, the following:
▪January: Design and build contracts (Lots 1, 2 and 3) of the superstructure for the UK’s high-speed railway between London (Old Oak Common) and Birmingham (Curzon Street). The contracts include the design and installation of approximately 280 miles of track capable of speeds up to 225mph (360km/h). The projects amount to GBP 1.784 million, and we participate 50% (GBP 892 million) in them (being our partner BAM
Nuttall Limited).
▪May: Capital Express Central Pump Station, as a part of the I-35, consisting in the construction of a pump station in Austin, Texas (U.S.). Once complete, it will include 17,600-square-foot operations building and four concrete volute pumps that can move roughly 260,000 gallons of water each minute. The project amounts to USD 426 million.
▪July: improving capacity and mobility along the 10-mile corridor of I-95 in South Carolina (U.S.), beginning at one mile past the Georgia state line. The project includes the construction of two new lanes, 13 bridges, one being built over the Savannah River, and interchange improvements for Exit 5 and a new Exit 8. The project amounts to USD 728 million.

Inception
We have developed and expanded our Construction Business Division nationally and internationally since 1952, mainly through the award of concession contracts in countries such as the United Kingdom, the United States, and
Canada, and through strategic acquisitions such as Budimex in Poland and Webber in the U.S.
We have a great degree of expertise in large and complex international projects, mainly through construction works carried out for the benefit of our Companies, but also through construction works carried out for the benefit of third party clients.
Customers and Type of Contracts
Ferrovial Construction’s Order Book was EUR 17.4 billion as December 31, 2025, not including pre-awarded contracts or contracts pending commercial or financial agreements for an approximate amount of EUR 2.5 billion.
Clients from the public sector accounted for 84% of the total Order Book, with our Companies representing 3% and private customers representing 13%.
Within the EUR 2.5 billion was the Anillo Vial Periferico construction contract, for approximately EUR 750 million, related to the Anillo Vial Periferico concession contract, in which we, through our subsidiary Cintra, hold a 35% stake
(for more information see “Item 4. Information on the Company—A. History and Development of the Company—2.
Significant equity investments”. The other contracts were entered by Budimex.
Ferrovial Construction’s Order Book was EUR 16.8 billion as of December 31, 2024 (not including pre-awarded contracts or contracts pending commercial or financial agreements for an amount of EUR 2,7 billion). Clients from the public sector accounted for 86% of the total Order Book, with our Companies representing 3% and private customers representing 11%.
Generally, our Construction Business Division operates through hard bid and design-build agreements whereby we assume obligations related to the design and construction of infrastructure. We generally enter into those agreements by virtue of our successful participation in public and private procurements.
Activities
A brief description of the Construction Business Divisions’ main business lines is as follows:
Ferrovial Construction
Ferrovial Construction participates in all areas of construction, including civil works and building and industrial works. Within the context of civil works, the Business Division’s largest segment, it designs and builds all types of infrastructures, including roads, railways, hydraulic works, maritime works, hydroelectric works, and industrial projects. Ferrovial Construction’s building activities also include the construction of non-residential buildings
(including airports, data centers, sports facilities, health centers, schools and cultural buildings, shopping and leisure centers, museums, hotels, building refurbishment projects, offices, factories, and industrial warehouses) and residential construction. Additionally, Ferrovial Construction, through Cadagua, provides engineering and construction services of water treatment plants, mainly in sewage treatment, water purification, and waste management plants.
Budimex
Budimex, a company founded in 1968, has been listed on the Warsaw stock exchange since 1995. It is the leading construction company in Poland in terms of revenue (based on the data from the “Polish Construction Companies
2024” report from Deloitte). Our stake in Budimex as of December 31, 2025 was 50.1%.
Budimex has been traditionally focused on the construction of civil works (such as roads, highways, railways, airports, and bridges), industrial construction, residential buildings, and non-residential building, which aligns with the overall operational split of the Construction Business Division. Over the last few years, Budimex has systematically diversified its activities, both by seeking and acquiring projects other than roads and by participating in new activities such as public-private partnerships and infrastructure and facilities management. Budimex is currently a key player in the infrastructure market (road and rail) and general construction market in Poland. As a general contractor, the company offers construction services in the following infrastructure sectors: roads, railways, airports, general construction, energy, industrial and environmental construction. In recent years, the company has increased its exposure to the prospective hydro and military markets. General construction within the Budimex Group has also undergone a transformation demonstrated by the reduction of exposure to the real estate market. Instead, the company has focused on specialized construction and areas of the market that can be characterized by capital inflows related to local government investments and private investments by foreign companies. Budimex is also involved in facility management, specifically real estate and infrastructure facility services, and waste management sectors through
FBSerwis. On November 7, 2024, Budimex informed of its decision to start the process of reviewing strategic options in relation to FBSerwis, analyzing scenarios covering, among others search for a significant investor or investors for
FBSerwis (both minority and majority), concluding a strategic alliance with another entity, introducing the selected company to the Warsaw Stock Exchange (IPO). Moreover, Budimex plans to analyze the possibility of FBSerwis group activity diversification. The above list of scenarios is not exhaustive and other scenarios not listed above can be also considered if they appear as a result of the review. On January 28, 2026, the Management Board of Budimex resolved to amend the timeline of the ongoing review process. The completion of the assessment of strategic options originally expected in the fourth quarter of 2025, has been tentatively rescheduled to April 30, 2026.
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
4.B.3.2.4Energy Business Division
The Energy Division is primarily focused on providing innovative solutions for the development, financing, construction, and operation of renewable energy generation, storage and transmission infrastructures.
The Division is present mainly in the United States, Spain, Poland, Chile and Australia.
Investments / Main Assets
The Energy Division has eight energy assets in portfolio: four renewable energy generation assets (two of them in operation) and four transmission lines  (three of them in operation).
In the United States, the Energy Division has two solar photovoltaic plants under construction in Texas (Leon and
Milano), with a combined generation capacity of 500 MW, and that are expected start operations in 2026 and in 2027 respectively.
In Spain, the Energy Division has a 50 MWdc photovoltaic plant in operation, located in Gerena (Seville), as well as a pipeline of energy storage and generation projects in their early stages of development.
In Poland, the JV between Ferrovial Energía and Budimex, has a 60 MWdc solar photovoltaic plant that finalized construction in 2025. This asset has already started to sell energy.
In Chile, the Energy Division has three transmission line assets in operation across the country (Transchile, Centella and Tap Mauro). In January 2025, we were officially awarded with a group of works, which includes the rights for the development, construction, and exploitation of a new transmission line (2x154kV Tinguiririca – Santa Cruz), that should start commercial operation in 2030, and the construction of five expansion works for the grid.
Ferrovial Energy´s Order Book was EUR 899 million as December 31, 2025. Clients in countries outside of Spain accounted for 55% of the Order Book’s accounts.
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
Our EPC activity operates through engineering, procurement and construction agreements whereby we assume obligations to design, procure and construct renewable energy infrastructures. We generally enter into those agreements by virtue of our successful participation in private procurements.
Our Energy Efficiency activity is rendered to private and public clients in Spain, the later throughout competitive bidding processes governed by public procurement regulations.
Activities
Our activities include the development, finance, construction and operation of renewable generation, storage and transmission line infrastructures, and the provision of energy efficiency solutions.
In a sector subject to constant change, we intend to use, together with our own resources, our participation in industrial ecosystems to develop and invest in technologies that enable growth in profitable businesses. The Energy Business
Division’s activity focuses on selected geographies: the U.S., Spain, Chile and Australia.
The Energy Business Division is an active part of our ESG strategy, with the focus on the fight against climate change and the decarbonization of the economy. For more information on our ESG actions, see “—12. Environment /
Sustainability / Health and safety.”
4.B.3.2.5Other
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, as well as the business line Ferrovial Digital
Infrastructure and the waste management plants in the United Kingdom.
Ferrovial Digital Infrastructure
In 2024, we created a business line, Ferrovial Digital Infrastructure, with the target of identifying investment opportunities to develop high-value projects in the data center market. We are in the early stages of developing one data center campus in Warsaw, Poland, and one in Alcobendas, Spain.
Services Businesses
In 2018, following completion of a strategic review process, we decided to classify the Services Business Division as discontinued operations. We substantially concluded the divestment process in 2022.
On June 27, 2025, Ferrovial completed the divestment of the services business in Chile. The total cash received in relation to this divestment reached EUR 24 million, and the transaction generated a capital loss of EUR 14 million. For more information regarding this change in the scope of consolidation, see Note 1.1.5 (Consolidation scope changes and other divestments of investees) to the Audited Financial Statements.
On June 28, 2024, we completed the sale of our 24.8% pending stake in Grupo Serveo to its majority shareholder,
Portobello Capital. In January 31, 2022 we sold the whole Infrastructure Services business in Spain to Portobello
Capital for EUR 175 million. After the closing of the sale, we acquired the 24.8% of the Grupo Serveo shares for EUR
17 million. This transaction culminates our divestment of the services business in Spain as part of our strategy to focus on our core business—the development and operation of sustainable infrastructure.

We currently manage waste treatment (i.e., a production and consumption model that incentivizes the sharing, leasing, reutilizing, repairing, renewing, and recycling of already-existing raw materials and products throughout their life cycle) activities. During the year 2025 we had four municipal solid waste management centers in the United Kingdom, located in Yorkshire, Milton Keynes, Cambridge, and Isle of Wight. Each of them is largely (Cambridge) or exclusively (other three locations) associated with a concession contract with different local authorities. Together, they have capacity to treat some 800,000 tons per year. During December 2025, we reached an agreement with the Isle of
Wight Council to exit that contract on 31 March 2026. Under this agreement, all guarantees issued linked to this project have been released. Milton Keynes contract is ending in 2026.
Customers and Type of Contracts
The majority of our waste management activities in United Kingdom occur under concession contracts with different local authorities, which regulate both the plants’ construction and subsequent operations. These concession contracts are expected to expire between 2026 and 2043.
Activities
In the case of our waste management projects, the core activities are the treatment and disposal of waste together with certain ancillary activities including the generation of energy.
4.B.4Seasonality
For a discussion of seasonality, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—
2. Material Factors Affecting Results of Operations—5. Seasonality.”
4.B.5Sources and Availability of Raw Materials
Within our business, the Construction division is the primary consumer of raw materials among our businesses. For a discussion of sources and availability of raw materials, see “—3. Group Overview—2. Our Business Divisions—3.
Construction Business Division” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results
—2. Material Factors Affecting Results of Operations—1. Inflationary pressures and energy and commodity prices.”
4.B.6Research and Development
In 2025, Ferrovial advanced its ReadIT 2027 strategy through a focused set of research and development initiatives aimed at strengthening the company’s digital foundations, enhancing operational resilience, and supporting the development of innovative digital capabilities aligned with Ferrovial’s long‑term competitiveness and sustainability commitments. These efforts continued to evolve across three strategic pillars—Innovation Levers, Focus Areas, and
Fundamentals—each contributing to a more efficient, data‑driven and resilient operating model. The company also progressed its long‑standing research collaboration with the Massachusetts Institute of Technology (MIT), particularly in predictive geotechnical modelling and advanced soil‑monitoring technologies, reinforcing Ferrovial’s capabilities in climate‑resilient infrastructure design.
Under the Innovation Levers pillar, Ferrovial expanded its capacity to validate emerging technologies in realistic operational environments. The company strengthened the capabilities of Ferrovial Lab, where multi‑sensor edge architectures, real‑time data‑fusion engines, and cloud‑to‑edge connectivity models are tested to support next‑generation Intelligent Transportation Systems (ITS) and automation use cases.
Within the Focus Areas pillar, Ferrovial continued building an integrated digital ecosystem that supports automation, analytical rigor and operational consistency.
The Fundamentals pillar focused on cybersecurity, regulatory compliance and sustainability‑aligned innovation.
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
The main competitive factors in this industry include: (i) financing capacity in order to inject equity in projects and being able to close financial agreements with banks or other financial institutions in order to finance the required investments, (ii) technical skills to design better solutions to cover clients’ needs in terms of, for example, traffic management and environmental impact, (iii) expected returns (hurdle rates) on projects, (iv) technical skill in operating the infrastructure, including, for example, electronic tolling systems or infrastructure maintenance and (v)
the use of data analytics and artificial intelligence to produce self-improving pricing algorithms.
4.B.8.2Construction contracts
For construction contracts our main competitors are big or medium-sized construction companies; in some cases, these are global players in terms of geography, but, mainly, they are local or regional players with different types of skills and, in some cases, specialized by type of work.
The main competitive factors in the industry include: (i) availability of qualified, skilled, and/or licensed personnel,
(ii) reputation for quality and technical expertise as well as design capabilities, (iii) cost structure and the ability to control project costs, (iv) price, (v) geographic diversity, (vi) experience in specialized markets, and (vii) financial robustness in terms of solvency and liquidity.
We believe we are well-positioned to compete in our markets because of our reputation, our technical experience in the design of feasible solutions for our clients, our cost effectiveness, our employee expertise, and our broad range of services. Furthermore, we believe our size, technical capabilities, and geographic presence places us in a strong market position.
4.B.9Regulatory Environment
We must comply with specific (and evolving) regulations in the sectors in which we carry out our activities and operations. Additionally, in the countries where we operate, there are local, regional, national, and, in some cases, supranational (EU) bodies that regulate our activities and establish applicable environmental and other regulations.
Regulatory regimes impact where and how we conduct our business, including environmental impact, property and real estate permitting, labor relations, government contracting, privacy, supply and costs, taxes, and other factors influencing our operational performance and financial results.

4.B.9.1Highways
United States
For our toll roads business, at a federal level, for example, (a) environmental obligations are imposed by the National
Environmental Policy Act (“NEPA”) and the Comprehensive Environmental Response, Compensation, and Liability
Act, (b) anti-corruption and anti-money laundering obligations and, (c) foreign investment regulations dictated by the
Committee on Foreign Investment in the United States (“CFIUS”). At a state or local level, by enabling state and local laws and regulations, cover the statutory framework under which states have general or limited authority to procure and to enter into a public private partnership (PPP) contracts with for the development of highway transportation infrastructure projects.
United Kingdom
In UK, PPP projects are procured under various public contracts regulations. National Highways (formerly Highways
England) is the government-owned company responsible for operating, maintaining and improving England’s motorways and major A-roads, the Strategic Road Network (SRN). Transport for London (TfL) is a local government body responsible for most of the transport network in London, United Kingdom.
Canada
Various public sector statutes, directives, and policies applicable to PPPs apply to our highway projects in Canada.
The Ministry of Labour, Immigration, Training and Skills Development may inspect workplaces, issue orders, investigate accidents, and recommend prosecutions. Environmental Assessments conducted pursuant to the
Environmental Assessment Act (EAA) are under the jurisdiction of the Ministry of Environment Conservation and
Parks (MECP).
Australia
The Australian government has a centralized PPP authority associated to the Treasury Department, although it cooperates with regional and local governments in the procurement of projects.
Spain
The Department of Roads of the Ministry of Transport is the responsible entity for projects related to the national network of roads. The relevant Department of Transport of an autonomous community (comunidad autónoma) is the responsible entity for projects related to the roads of an autonomous community.
Portugal
The Secretary of State for Infrastructure and the Secretary of State for Finances are the responsible entities for projects related to highway in Portugal.
Following completion of the sale of our stake in the Euroscut Azores to infrastructure funds Horizon Equity Partners and RiverRock on December 28, 2023, we no longer hold an interest in any toll road concessions in Portugal, although we continue to render managerial services to the Norte Litoral, Via do Infante (Algarve) and Euroscut Azores
highways through the relevant services’ contracts.
Ireland
Transport Infrastructure Ireland is the public entity responsible for managing the procurement process of national road schemes in Ireland.
Slovakia
The Ministry of Transport and/or the National Highway Company procure for new PPP road projects in collaboration with (i) the Ministry of Finance, (ii) the Slovak Government, and (iii) the Slovak Public Procurement Office.
Colombia
The public authorities involved in the highways’ procurement are the Ministries of Transport and Finance and the
National Infrastructure Agency.

India
The National Highways Authority of India is the responsible entity for national highway projects in India.
4.B.9.2Airports
United States
Generally applicable civil and commercial laws and regulations, federal, state, and municipal regulations on transportation, labor matters, construction activities, environmental matters (such as NEPA), state contract law, and permitting, among others, apply to our NTO project. There are also various miscellaneous federal laws that apply to and frame the activities of NTO at JFK, including those related to civil rights, anti-discrimination, the environment, and other relevant matters (such as anti-money laundering, corruption, and similar matters).
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
Turkey
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

Canada
Canadian environmental and health regulations and permitting apply to our projects at the both the federal and provincial levels in Canada. and are prescribed by the particular provincial and /or  municipal governmental agency in charge of a project.
Australia
Many governmental subdivisions in Australia have statutory bodies which monitor compliance with their regulatory, licensing and registration regimes. For projects with federal funding, additional accreditation by the Office of the
Federal Safety commissioner may be required.
Poland
The main public authorities/entities with regulatory and supervisory powers on construction activities in Poland are, with respect to environmental matters, the General Directorate for Environmental Protection and, with respect to construction generally, the Ministry of Infrastructure.
Spain
The permitting process is the main avenue of construction oversight in Spain. Local authorities are responsible for granting construction works licensing.
Chile
The permitting process is the main avenue for construction oversight in Chile. Prior to work execution, construction projects generally require a construction permit from the respective municipal works director. Some projects require obtaining an environmental permit through the Chilean Environmental Assessment Service. Other specific permits may be required, based on the project’s nature.
4.B.9.4Energy
United States
The relevant regulatory bodies that govern energy generation and energy storage infrastructure in the United States at a federal level include: (i) the Federal Energy Regulatory Commission (FERC); (ii) the US Department of Energy; (iii)
the Office of Energy Efficiency and Renewable Energy, a department of the U.S. Department of Energy; (iv) the U.S.
Environmental Protection Agency (EPA); (v) the U.S. Department of the Interior; and (vi) the Federal Trade
Commission.
In addition to the federal regulatory bodies that govern energy generation and energy storage at a federal level, Texas has the following regulatory bodies that also govern energy storage and energy storage infrastructure: (i) the Public
Utility Commission of Texas (PUCT); (ii) the State Energy Conservation Office (SECO); (iii) the South-central
Partnership for Energy Efficiency as a Resource (SPEER); (iv) Texas Renewable Energy Industries Alliance (TREIA);
and (v) the Electric Reliability Council of Texas (ERCOT).
Spain
The relevant regulatory authorities and other relevant actors with respect to the Spanish energy ecosystem are the
Ministry for Green Transition and Demographic Challenge (Ministerio para la Transición Ecológica y el Reto
Demográfico), the National Commission for Markets and Competition (Comisión Nacional de los Mercados y la
Competencia), and Red Eléctrica de España, S.A.U., as well those departments of each autonomous community and municipalities in Spain bestowed with authority over electricity, urban planning and environmental matters. A draft law for the re-establishment of the National Energy Commission is currently in process, subject to the final decision of the Parliament, and is intended to grant the National Energy Commission with the regulatory powers already allocated to the National Commission for Markets and Competition. Supranational bodies  also perform overview roles such as the European Commission (Directorate-General Energy) and European Union Agency for the Cooperation of Energy
Regulators (ACER).

Chile
Chile also highly regulates energy transmission. The main regulatory or supervisory authorities of the energy ecosystem in Chile are the Ministry of Energy (Ministerio de Energía), the National Energy Commission (Comisión
Nacional de Energía), the Superintendency of Electricity and Fuels (Superintendencia de Electricidad y
Combustibles), and the National Electrical Coordinator (Coordinador Eléctrico Nacional).
Poland
In Poland certain applicable regulations are established by the European Union, as well as the Polish laws established largely to ensure compliance with the EU’s regulations.
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
4.B.9.5Digital Infra business line
Spain and Poland
Neither Spain nor Poland currently maintain a dedicated regulatory framework governing data centers as a distinct asset class or sector, nor are data centers subject to a specific administrative concession regime or public procurement framework in these jurisdictions. However, data centers are subject to a broad range of cross‑sector state, regional, and local laws and regulations, including environmental, urban planning, energy, and permitting requirements.
There is no single supervisory authority responsible for the oversight of data centers in either Spain or Poland. Instead, regulatory and supervisory responsibilities are distributed among multiple governmental bodies at different administrative levels, each exercising authority over specific aspects relevant to the development and operation of data center assets.
At the European Union level, the regulatory framework applicable to data centers is evolving through a combination of legislative initiatives, some of which have already been adopted and will require transposition into the national laws of
Member States, while others remain under development. Together, these measures aim to establish a more comprehensive and harmonized set of requirements relating to energy efficiency, sustainability standards, and digital sovereignty for data center operations across the EU.
4.B.9.6Waste management business line
United Kingdom
The Department for Environment, Food and Rural Affairs, the Secretary of State, the Environment Agency, the Health
and Safety Executive, and local authorities are responsible for regulating waste activities locally, regionally, and nationally. We also enter into waste management agreements with local authorities, which can oversee our operations thereunder.
For additional discussion of the regulatory matters impacting our businesses see “Item 5. Operating and Financial
Review and Prospects—A. Operating Results —2. Material Factors Affecting Results of Operations —7. Regulatory
matters” and “Item 3. Key Information—D. Risk Factors —4 Legal, Regulatory, and Government Contracting”.

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
We believe that we are insured to a commercially reasonable standard and that we pay appropriate premiums for this coverage. Our insurance coverage is regularly evaluated and adjusted as necessary. It could be the case, however, that the Company or one of our Companies could suffer damages that are not covered by the existing insurance policies or that exceed the coverage limits set in these policies. See “Item 3. Key Information—D. Risk Factors—1. Business
Environment and Macroeconomic Factors—13. Natural or man-made disasters and health emergencies may disrupt our business.”
4.B.11Property, Plants, and Equipment
Our property, plants, and equipment amounted to EUR 1,012 million as of December 31, 2025 and EUR 772 million as of December 31, 2024. Our investment balance in property, plant, and equipment amounted to EUR 1,596 million as of December 31, 2025 (EUR 1,377 million as of December 31, 2024), and consisted mainly of fixtures, fittings, tooling and furniture (EUR 576 million), plants and machinery (EUR 741 million), and land and buildings (EUR 279 million).
Additions in property, plants, and equipment totaled EUR 426 million as of  December 31, 2025  (EUR 318 million as of December 31, 2024), the most significant relating to the Construction Business Division (EUR 179 million), and the Energy Business Division (EUR 174 million), fundamentally due to the acquisition of Milano Solar, LLC project.
The development of solar plant in Poland also stands out among the main additions. Finally, within other business, worth mentioning, among others acquisitions, the additions related to the purchase of two plots of land in Spain for data center development.
Disposals due to sales or retirement amounted to EUR 76 million as of December 31, 2025 (EUR 77 million as of
December 31, 2024), of which approximately EUR 57 million related to construction, mainly plant, machinery and other equipment.
Leases are not part of the plant and equipment line item. We primarily have lease agreements for buildings, vehicles, plants, and machinery (although we also have lease agreements in place for land and office equipment, among other categories), amounting to EUR 296 million as of December 31, 2025 (EUR 238 million as of December 31, 2024).
Our right-of-use assets consists mainly of buildings, specifically long-term office leases. Additions to the lease category as of December 31, 2025 totaled EUR 190 million, of which EUR 166 million is associated with
Construction Division leases.
For information on environmental matters related to our Property, Plant, and Equipment, see “—12. Environment  /
Sustainability / Health and Safety.”
4.B.12Environment  / Sustainability / Health and Safety
4.B.12.1Relevant environmental issues that may affect the issuer’s utilization of the tangible fixed assets
We may be subject to physical and transition risks in our activities as a consequence of climate change. For more information, refer to “Item 3. Key Information—D. Risk Factors—1. Business, Structure and Industry—8. We may face increased risks due to climate change, which could have a material adverse effect on our business, financial condition, and results of operations.”
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
4.B.12.2Environment
The Company strives to minimize environmental footprint by using resources efficiently, lowering carbon emissions, reducing water use, and limiting waste through operational efficiency.
Regarding the emissions reduction, we have committed to the Science Based Targets Initiative (SBTi), since 2017. In
2025, we revalidated our targets in accordance with SBTi framework, including the following emissions reduction targets:
▪Reduce Scope 1 and 2 emissions by 42% in 2030 (base year 2020) in absolute terms.
▪Reduce Scope 3 emissions by 25% in 2030 (base year 2020) in absolute terms. Including purchased goods &
services, upstream transportation, waste generated in operations and fuel and energy categories.
Calculation of carbon emissions is based on GHG Protocol and involve 100% Ferrovial’s activities worldwide.
The Climate Strategy was submitted for advisory vote at the Annual General Meeting held in April 2025.
Focusing on operational efficiency, we search for innovative technological solutions to reduce energy consumptions and emissions in partnership with Academia and technological institutions.
In 2025, the Company set the goal of being “Net Zero” by 2050 or earlier through the SBTi for direct emissions by reducing emissions and voluntary compensation for those that are residual. Offsetting is done through neutralization and mitigation beyond the value chain, relying on nature-based solutions.
We also incorporate the recommendations of the Task Force on Climate-Related Financial Disclosures in our process of identifying, analyzing, and managing risks and opportunities related to climate change.
Regarding biodiversity, we have a biodiversity policy which recognizes the key role played by biodiversity and natural capital in the provision of services that support the economy and social well-being. We are also aligning our practices to the Taskforce on Nature-related Financial Disclosures (TNFD), a global initiative that seeks to address the biodiversity loss and ecosystem deterioration crisis by the analysis of our biodiversity dependencies, impacts risks and opportunities.
We have a water policy, which recognizes water as a limited and irreplaceable natural resource and its access as a fundamental human right. In order to manage the resource efficiently in our activities, the focus of the policy is on the availability, quality and impact of water on ecosystems.
In addition, our circular economy plan recognizes that the circular economy aims to keep the value of products, materials, and resources in the economy for as long as possible, optimizing the consumption of materials and minimizing waste generation, and is a solution to a problem that directly impacts the deterioration of the environment and allows us to identify new business opportunities.
4.B.12.3Human rights and health and safety
We consider human rights to be a fundamental part of our global sustainability strategy. Our Human Rights Policy, which is aligned with the main international human rights standards, (including the United Nations Guiding Principles on Business and Human Rights and Regulations of the International Labor Organization), was renewed in 2025 and we adopted a Belonging and Inclusion Policy
We reject any type of child or forced labor in any form, promote equal opportunities and non-discrimination, protect against harassment of our workers, preserve the right to strike, freedom of association, and the right to collective bargaining in all countries in which we operate, and promote the reconciliation of professional and family life.
Ferrovial has implemented a set of tools that promote the protection and respect of human rights in order to ensure diligence in human rights in the company’s activities. As part of these mechanisms, we periodically evaluate potential human rights risks as part of the enterprise risk management process. Similarly, we have a procedure for approving capital allocation operations, so that the analysis of all corporate operations carried out takes into account whether they may undermine our ethical principles, with special attention to human rights, social, good governance, and environmental considerations.

Additionally, Health, Safety and Wellbeing (HSW) is a fundamental value for Ferrovial and is supervised by the
Board of Directors at each of the meetings held during the year. The Health and Safety Policy, which was approved by the Board in December 2025, establishes the principles and values that guide the behavior of employees and collaborators. The HSW strategy determines the path to follow to help achieve operational excellence with special emphasis on four pillars based on leadership, competency, resilience and engagement to improve Serious Injury and
Fatality (SIF) prevention.
4.B.13Disclosure Pursuant to Section 219 of the Iran Department Threat Reduction and Syria Human Rights
Act of 2012 and Section 13(r) of the Exchange Act.
In the year ended December 31, 2025, we conducted limited activities relating to operations at the Dalaman airport in
Turkey through YDA Havalimani Yatirim ve Isletme A.S. (“YDA Turkey”), our majority-owned Turkish subsidiary.
YDA Turkey operates the Dalaman airport terminals on behalf of the Turkish government and does not have any authority to allow or deny entrance into Turkey of passengers or aircraft which, under Turkish law, would otherwise be permitted or prohibited, as applicable, to operate in the country.
Pursuant to Turkish law, YDA Turkey collected aeronautical fees (including fees for passenger and aircraft-related services) from Meraj Airlines, an airline based in Tehran. Meraj Airlines was designated as a Specially Designated
National in 2014 by the U.S. Treasury Department’s Office of Foreign Assets Control, pursuant to Executive Order
No. 13224.
In the year ended December 31, 2025, in accordance with the terms of the concession agreement, YDA Turkey collected approximately EUR 50 thousand in aeronautical fees (including fees for passenger and aircraft-related services) from Meraj Airlines. There were no net profits attributable to this activity after operational and concession expenses applicable to Meraj Airlines’ operations.
Assuming no change in the applicable legal or regulatory framework and that Meraj Airlines continues to operate international flights between Turkey and Iran, we do not anticipate any material changes to our activities involving
Meraj Airlines.
4.C.Organizational Structure
Ferrovial SE is the ultimate holding company for our subsidiaries. As of December 31, 2025, we had 263 (direct or indirect) subsidiaries and 26 equity-accounted companies. Refer to Appendix I (Subsidiaries and Associate
Companies) to the Audited Financial Statements for a complete listing of our subsidiaries, including legal name, country of registration, and proportion of ownership interest. The following table sets out the subsidiaries and equity-
accounted companies we consider significant subsidiaries as of December 31, 2025.

Company	Country of Registration	Percentage Ownership and Voting Interest	Main Activities
Ferrovial Construcción, S.A. (through Spanish branch)	Spain	100.00%	The head entity of the Spanish Construction Business Division

Ferrovial Construction International B.V. (direct) (1)	The Netherlands	100.00%	The head entity of the global Construction Business Division, except for the U.S. construction business, for which Ferrovial Construction US Holding Corp is the parent company

Ferrovial Airports International B.V. (direct) (2)	The Netherlands	100.00%	The head entity of the global Airports Business Division, except for the U.S. airports business for which Ferrovial Airports Holding US Corp is the parent company

Cintra Infraestructuras España, S.L.U. (through Spanish branch)	Spain	100.00%	The head entity of the Spanish Highways Business Division

Cintra Global B.V. (direct) (3)	The Netherlands	100.00%	The head entity of the global Highways Business Division

Ferrovial Infraestructuras Energéticas S.A.U. (through Spanish branch)	Spain	100.00%	The head entity of the Spanish Energy Business Division

Ferrovial Transco International B.V.	The Netherlands	100%	The head entity of the global Energy Business Division, except for the U.S. and Australian energy businesses for which Ferrovial Energy US, LLC and Ferrovial EG B.V. are the parent
407 International Inc (equity- accounted)	Canada	43.23%	Management of 407 ETR concession

IRB Infrastructure Developers Limited (equity-accounted)	India	19.86%	Management of network of highways in India
IRB Infrastructure Trust (equity-accounted)	India	23.99%	Management of network of highways in India

(1) Ferrovial Construction International SE. was converted into a Dutch NV on January 6, 2026 and then, on January 7, 2026, into a Dutch BV. As a result, Ferrovial Construction International SE is now “Ferrovial Construction International B.V.”.
(2) Ferrovial Airports International SE. was converted into a Dutch NV on January 6, 2026 and then, on January 7, 2026, into a Dutch BV. As a result, Ferrovial Airports International SE is now “Ferrovial Airports B.V.”.
(3) On January 6, 2026, Cintra Infrastructures SE (CISE) merged into Cintra Global SE (CGSE). Additionally, CGSE was converted into a Dutch
NV on January 6, 2026 and then, on January 7, 2026, into a Dutch BV. As a result, CGSE is now “Cintra Global B.V.”.
Group Structure
The Company is a holding company without material direct business operations. The principal assets of the Company are the equity interests that it directly or indirectly holds in our Companies.
The following summary corporate chart shows the major companies and the head companies of our Business
Divisions.

_______________________________________
(1)  Ferrovial SE is our parent company.
(2)  Ferrovial Construcción, S.A. is the head entity of the Spanish Construction Business Division. Ferrovial Construction International B.V. is the
head entity of the global Construction Business Division, except for the U.S. construction business (see footnote 4), for which Ferrovial
Construction US Holding Corp is the parent company.
(3)  Ferrovial Airports International B.V. is the head entity of the global Airports Business Division, except for the U.S. airports business (see footnote 4), of which Ferrovial Airports Holding US Corp is the parent company.
(4)  Cintra Infraestructuras España, S.L.U. is the head entity of the Spanish Highways Business Division. Cintra Global B.V. is the head entity of the global Highways Business Division. On January 6, 2026, Cintra Infrastructures SE (CISE) merged into Cintra Global SE (CGSE). Additionally,
CGSE was converted into a Dutch NV on January 6, 2026 and then, on January 7, 2026, into a Dutch BV. As a result, CGSE is now “Cintra Global
B.V.”. Additionally, Cintra Global B.V. indirectly holds the various subsidiaries and affiliates that develop businesses in the U.S. pertaining to all of our Business Divisions, including Cintra Holding US Corp, Ferrovial Construction US Holding Corp and Ferrovial Airports Holding US Corp.
(5)  Ferrovial Emisiones, S.A.U. and Ferrovial Netherlands B.V. are financing companies created for the purpose of raising financing for other Group
Companies.
(6) Ferrovial Infraestructuras Energéticas S.A.U. and Ferrovial Transco International B.V. are part of the Energy Business Division.
4.D.Property, Plants, and Equipment
See “—.B. Business Overview—11. Property, Plants, and Equipment.”
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
5.AOperating Results
5.A.1Overview
We are one of the world’s leading infrastructure groups in terms of construction revenue, focusing our operations across highways, airports, construction and energy. For an overview of our activities, see “Item 4. Information on the
Company—B. Business Overview.”

5.A.1.1Description of segments
We undertake our activities through the following four operating divisions, or lines of business, which also correspond to our reporting segments (the Business Divisions) under IFRS 8:
▪Highways: Our activities in the Highways Business Division include the development, financing and operation of toll road projects. We conduct our operations in this Business Division through Cintra, a wholly owned subsidiary of the Company, and mainly operate in Canada through 407 ETR, in the United States through the Managed Lanes located in Texas, Virginia’s I-66 and North Carolina’s I-77, as well as in India, through IRB and Private InvIT.
▪Airports: Our activities in the Airports Business Division include the development, investing and financing of airports. We participate in the airport industry principally through the NTO consortium, established to design, build and operate the NTO at JFK Airport in New York, and our indirect holding in YDA Turkey.
▪Construction: Our activities in the Construction Business Division include the design and execution of various public and private works, with an emphasis on public infrastructures, with over 90 years of experience in the industry. We conduct our construction activities through our main business lines: Ferrovial
Construction, Budimex and Webber.
▪Energy: Our activities in this Business Division mainly consist of the development, financing and operation of power transmission lines and renewable energy generation plants, and the execution of construction projects in the energy sector.
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial SE, the Group’s parent company, the business line Ferrovial Digital Infrastructure, which was created in 2024, and the waste management plants in the United Kingdom.
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
In the Construction Business Division, we have two key mechanisms in place in an effort to mitigate the effects of inflationary pressures: through direct claims to our customers or, where possible, through the use of price adjustment mechanisms, which are included in some of our agreements. Such pass-through mechanisms may be more common in some jurisdictions, such as, for example, Spain, Canada and Poland, than others, such as the United States, where they are not frequently used. However, due to particular contractual provisions or otherwise, we may not always be able to effectively pass through the costs to our customers. Thus, we may remain subject to market risk with respect to inflationary pressures and increases in commodity prices. No such inflation-related material impacts have occurred for the last two years within the Construction Business Division.
In the Highways Business Division, our assets are either linked to the inflation index, allowing us to regularly update the toll rates based on the latest economic situation, or can be freely set. Thus, inflationary increases typically have a strong positive impact on the Highways Business Division’s revenues.  Rising fuel prices, on the other hand, tend to adversely impact traffic levels, particularly if work from home  arrangements are more common or increase. This, in turn, may have a negative effect on the Highways Business Division’s traffic and consequently revenues. Additionally, in the Airports Business Division, the airlines may pass any increases in fuel prices on to their customers through increases in the prices of flights, which could lead to decline demand for air travel and reduce use and demand in respect of our Airports Business Division.

5.A.2.2Foreign exchange rates
Our functional currency is the euro. However, we operate internationally and hold assets, incur liabilities, generate revenues and pay expenses in a variety of currencies other than the euro. As a result, our results of operations are affected by exchange rate fluctuations between the euro and other currencies in which we conduct and plan to continue conducting transactions. We are particularly exposed to the U.S. dollar, Canadian dollar, Indian rupee, Polish zloty, pound sterling and the Australian dollar. For example, in 2025, such currencies led to translation differences of EUR
(434) million, net of the effect of foreign currency hedging instruments, led by depreciation of the Canadian dollar,
U.S. dollar, and the Indian Rupee, against the euro.
For information on our foreign exchange fluctuations management see “—3. Factors Affecting Comparability of Our
Results of Operations — 2. Financial Risk Management — Exposure to foreign exchange fluctuations”.
5.A.2.3Traffic performance
The table below presents the highways traffic volume in the period under review.

Toll Road	Country	For the year ended December 31,
		2025	2024
Fully consolidated assets (in millions of transactions)
NTE 1-2 ............................................................................................................	U.S.	37	39
LBJ....................................................................................................................	U.S.	46	46
NTE 35W ..........................................................................................................	U.S.	52	51
I-77 ....................................................................................................................	U.S.	42	43
I-66 ....................................................................................................................	U.S.	35	32
Equity-accounted assets (in millions of VKT, vehicle kilometers travelled)
407 ETR ............................................................................................................	Canada	2,819	2,658
In 2025, the Highways Business Division experienced growth, primarily attributed to a general  increase in mobility across the areas where we operate our main concessions, with the traffic on  407 ETR and the  U.S Managed Lanes showing consistent growth, except for NTE and I-77. Regarding NTE, the traffic decrease was affected by  capacity improvement construction works. Additionally, in 2024, I-77 was positively impacted by Hurricane Helene, which diverted heavy vehicles to the highway.
The tables below set out the Highways traffic volume trends by quarter and for the year ended December 31, 2025, compared to the similar periods in 2024:

Traffic trends	Q1-25	Q2-25	Q3-25	Q4-25	2025
407 ETR ......................................	2%	6%	9%	6%	6%
NTE .............................................	(6)%	(4)%	(4)%	(6)%	(5)%
LBJ ...............................................	2%	1%	2%	(4)%	0%
NTE 35W .....................................	3%	5%	5%	0%	3%
I-66 ..............................................	4%	8%	13%	4%	7%
I-77 ...............................................	0%	2%	1%	(11)%	(2)%
During 2025, Dalaman Airport experienced a decline in the international traffic due to macroeconomic conditions and geopolitical stressors in Turkey, which were partially mitigated by an increase in domestic traffic.
The table below presents the passenger traffic, or the total number of incoming and outgoing passengers at the airport in a particular period, for the Dalaman airport in the period under review.

	For the year ended December 31,
	2025	2024

Dalaman ......................................................................................	5.6	5.6
The table below sets out the airport passenger traffic by quarter and for the year ended December 31, 2025, compared to the same periods in the previous year:

Passenger trends	Q1-25	Q2-25	Q3-25	Q4-25	2025
Dalaman .......................................	1%	0%	(2)%	1%	(1)%
5.A.2.4Impact of macroeconomic factors and conflicts in Ukraine and Middle East
Given the international scope of our operations, our business performance and results are impacted by a number of drivers, including macroeconomic and geopolitical events affecting demand, tax policies, the regulatory environment, and the risk and return of assets. For example, the Dalaman Airport traffic has been affected negatively by both the
Ukraine and Middle East conflicts, given its exposure to both markets. These conflicts have also had an adverse effect on the global geopolitical and economic environment. Although we believe that our direct exposure to the conflicts in
Ukraine and parts of the Middle East region is limited, as we primarily operate across the United States, Spain, Poland, the United Kingdom and Canada, the macroeconomic impacts resulting from these situations have translated into shifts in demand patterns, uncertainty, generalized price increases, mainly in energy and raw materials (including cement, concrete, steel rebars and bitumen (asphalt)), increased labor costs, supply problems and difficulties in the distribution chain of certain materials, especially in the construction sector, any of which could worsen if these conflicts were to expand or intensify. For further details, see “—1. Inflationary pressures and energy and commodity prices.”
The above factors also impact interest rates, which affect the banking and financing market and hence our financing options.
As a further example of macroeconomic factors, the United States proposed new and increased tariffs on foreign imports, and the development and application of new tariffs continues to rapidly evolve. The tariffs, or potential risk of their imposition, have introduced significant uncertainty into the market, leading to volatility in material prices and potential delays in project timelines. These tariffs, whether imposed or proposed and at the rates or levels announced or at other rates or levels, and related uncertainty, can and have led to increased costs and could affect our strategic planning and financial forecasting, particularly in our Construction Business Division. Management continues to evaluate the potential impact of these evolving developments.
5.A.2.5Seasonality
Revenue and cash flow in the Highways, Construction and Airports Business Divisions is also partially impacted by seasonal factors, including weather conditions and holiday seasons, which drive demand for transport infrastructure.
The Highways Business Division revenue is affected by seasonal changes in traffic volumes, with typically lower traffic in the winter months due to adverse climate conditions. We believe that this trend has  been exacerbated in the
Highways Business Division as a result of the increase in hybrid work models and work flexibility, although we have observed a gradual return to the office approach during 2025.
The Construction Business Division is also affected by weather conditions, typically experiencing lower revenues in the first quarter of the year. For example, in the first quarter of the year ended December 31, 2025, Construction
Business Division revenues amounted to EUR 1,584 million, compared to EUR 1,869 million, EUR 1,967 million and
EUR 2,233 million in the second, third and fourth quarters of 2025, respectively.
The Airports Business Division is also affected by seasonal trends, including holiday seasons. For example, in the third quarter of the year ended December 31, 2025, Dalaman airport’s revenues amounted to EUR 41 million, in contrast with EUR 3 million and EUR 16 million in the first and fourth quarters, respectively, as the airport is much busier during the summer holidays.
5.A.2.6Liquidity management and investments
Our infrastructure assets must be able to secure significant levels of financing to be able to carry out their operations.
Certain of the industries in which we operate, such as airports and Highways, are by nature capital-intensive businesses. Therefore, the development and operation of infrastructure concession assets requires a high level of financing. As a result, our business is sensitive to the availability, cost and other terms of financing. We have established mechanisms to preserve the necessary levels of liquidity with periodic procedures that include cash generation forecasts and cash requirements, both for the different short-term collections and payments, as well as long-
term obligations. See “Item 3. Key Information—D. Risk Factors—5. Financing and Joint Ventures—2. We may not be
able to effectively manage the exposure of our liquidity risk including access to and costs of capital and credit risks, which could have a material adverse effect on our business, financial condition, and results of operations.” For further details on our liquidity position, see “—B. Liquidity and Capital Resources.”

5.A.2.7Regulatory matters
Our activities are subject to various regulations by governments and other regulatory bodies across the jurisdictions where we operate, including specific aviation, toll road, energy, waste management and treatment, as well as public procurement and construction sector regulations. For further details, see “Item 4. Information on the Company—B.
Business Overview—9. Regulatory Environment.”
We spend significant resources, mainly accounted for as part of personnel expenses and other operating expenses, to support compliance with a broad and varied range of regulatory requirements. Failure to comply with regulations could lead to supply interruptions, product recalls, and/or regulatory enforcement action, litigation, and fines from regulators. For additional information on the impact of the regulated environment on our business, see “Item 3. Key
Information—D. Risk Factors—4. Legal, Regulatory, and Government Contracting—1. We are subject to risks related to the granting of permits and rights-of-way and securing land rights, which could have a material adverse effect on our business, financial condition, and results of operations.” and “—2. Our concessions are granted by governmental authorities and are subject to special risks, including the risk that governmental authorities will take action contrary to our interests or rights under the concession agreements, (this may include unilaterally terminating, amending or expropriating the concessions on public interest grounds, or imposing additional restrictions on toll rates).”
5.A.2.8Significant acquisitions and disposals
In the course of our business, we periodically engage in acquisitions and disposals of businesses or stakes therein, and our results of operations may be affected by significant acquisitions and divestments.
For further details on these significant investments and divestments in 2025, see "Item 4. Information on the Company
—A. History and development of the Company —1. Summary of Historical Investments and Divestments”.
5.A.3Factors Affecting Comparability of Our Results of Operations
5.A.3.1Changes in the scope of consolidation and business combinations.
The most relevant investments and divestments that occurred in 2025 are explained in “Item 4. Information on the
Company—A. History and Development on the Company —1 Summary of Historical Investments and Divestments.
History and Development on the Company ”. For more information regarding changes in the scope of consolidation, see Note 1.1.5 (Consolidation scope changes and other divestments of investees) to the Audited Financial Statements.
5.A.3.2Financial Risk Management
Our business is affected by changes to the financial variables that have an impact on our accounts, these being mainly foreign exchange risk, liquidity management risk, interest rate risk, inflation, credit, variable income and capital management. The main financial risks and how we manage them is summarized below.
5.A.3.2.1 Exposure to interest rate fluctuations
We and our businesses are subject to interest rate fluctuations that may affect our net financial expense due to the variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates. At the project level, interest  rates are mostly fixed, aligned with rating or lenders’ requirements and helping to limit the impact of  interest rate fluctuations on net financial expense. At the corporate level, interest rate risk is managed with the goal of optimizing the financial expense by working to achieve suitable proportions of fixed and variable rate debt based on the market conditions and net cash position.
As of December 31, 2025, 97% of our indebtedness is hedged (either on the basis of a fixed rate or through derivatives). For more information on our exposure to interest rate fluctuations, see Note 5.4.a (Exposure to interest rates fluctuations) to the Audited Financial Statements.
5.A.3.2.2 Exposure to foreign exchange fluctuations
Our foreign exchange rate risk generally arises from: (i) our international presence, through our investments and businesses in countries that use currencies other than the euro, (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt, and (iii) trade receivables or payables in a foreign currency to the currency of the company in which the transaction was registered.

We regularly monitor our expected net exposure with regard to each currency by assessing the expected cash flows over coming years (both for dividends receivable and for potential investments or divestments), balance sheet valuations and free cash flow generation. Foreign currency exposure at project level is managed by prioritizing natural hedges (same currency debt) or using hedging instruments when feasible. We establish our general hedging strategy by analyzing past changes in foreign exchange rates, monitoring mechanisms such as future projections and comparing currency levels to its fundamental valuation or long-term equilibrium rates.
These hedges consist of foreign currency deposits or derivatives. For information on our derivatives, see Note 5.5
(Financial derivatives at fair value) to the Audited Financial Statements.
Our cash and cash equivalents comprises currencies other than the Euro, as shown in the next table:

(in millions of euros)	Amount in EUR	Local Currency
EUR ....................................	2,165	2,165
PLN ....................................	687	2,883
USD ....................................	577	670
CAD ...................................	372	598
GBP ....................................	236	207
AUD ...................................	154	271
Other ..................................	80
Total Cash .........................	4,271
5.A.3.2.3 Exposure to credit and counterparty risk
Some of our main financial assets, such as investments in financial assets, non-current financial assets, net financial derivatives and trade and other receivables, are exposed to our counterparty credit risk. We actively monitor these risks with each bank, territory and customer by analyzing the performance of risk through internal credit quality studies. To help mitigate credit risk, our internal treasury policy establishes maximum exposure limits per counterparty, striving to achieve diversified and secure placement of liquid assets.
5.A.3.2.4 Exposure to liquidity risk
We have established mechanisms to help preserve liquidity levels that reflect our cash generation and projected needs , in relation to both short-term collections and payments, and obligations to be met at long-term.
In accordance with our internal treasury policy, we only operate and invest funds with highly solvent financial institutions.
Risk exposure is monitored on a regular basis to ensure alignment with the Group’s current cash levels and evolving market conditions. This proactive approach allows the Group to adjust its liquidity positions dynamically, maintaining a balance between security, liquidity, and yield.
5.A.3.2.5 Exposure to equities risk
We are exposed to risks relating to the fluctuation of our share price. This exposure arises specifically from the risk of appreciation of share-based remuneration schemes. These plans are hedged through equity swaps. Since these equity swaps are not classified as hedging derivatives, their market value has an impact on profit or loss.
5.A.3.2.6 Exposure to inflation risk
Our revenue from infrastructure projects is associated with prices tied to inflation (for example, highways concession contracts). Therefore, an increase in inflation would increase the cash flow derived from assets of this nature.
However, a rise in inflation rates may have an adverse effect on operating margins under construction contracts. This risk is partially mitigated in certain jurisdictions (e.g., Spain, Canada and Poland) by inflation-related price adjustments in contractual clauses. We also take steps to manage inflation risk by closing the main direct costs when the tender is accepted.

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
5.A.5.1Revenues
Most of our revenues come from: (i) contracts with customers, which include public, private or internal entities, for services in the Construction Business Division; (ii) fees from users of highways in the Highways Business Division,
(iii) concession contracts from clients in the Airports Business Division and (iv) other activities. Revenues also include the financial income for the services provided by the concession operators that apply the financial asset model.
5.A.5.2Materials consumed
Materials consumed include expenses related to energy and materials’ consumption, primarily in relation to our
Construction Business Division.
5.A.5.3Other operating expenses
Other operating expenses include work carried out by other companies and changes in provisions for each year including subcontracted works, leases, repairs and maintenance, independent professional services, changes in provisions for liabilities and other operating expenses.
5.A.5.4Personnel expenses
Personnel expenses consist of expenses related to wages and salaries, social security, pension plan contributions, share-based payments and other welfare expenses of our employees.
5.A.5.5Fixed asset depreciation
Fixed asset depreciation consists mainly of depreciation related to our fixed assets such as property, plant and equipment.
5.A.5.6Impairment and disposal of fixed assets
Impairment and disposal of fixed assets refers to gains or losses related to the sale of our fixed assets such as property, plant and equipment.
5.A.5.7Net financial income/(expense) from infrastructure projects and ex-infrastructure projects
Part of our activities, primarily in the Highways and Airports Business Divisions but also, to some extent, in the
Construction and Energy Business Divisions, consist of the development of infrastructure projects through long-term arrangements with public authorities, under which a concession operator, in which we have an ownership interest together with other shareholders, finances the construction or upgrade of public infrastructure, mainly with borrowings secured by the project cash flows and capital contributed by shareholders, and subsequently operates and maintains the infrastructure. Key examples of such infrastructure projects include the Managed Lanes located in Texas and I-66
Managed Lanes.

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
5.A.5.8Share of profits of equity-accounted companies
Share of profits of equity-accounted companies reflects the effect in our consolidated income statement relating to our companies consolidated by means of equity accounting.
5.A.5.9Profit/(loss) before tax from continuing operations
Profit/(loss) before tax from continuing operations represents our operating profit/(loss) after net financial income/
(expense) and including share of profits of equity-accounted companies.
5.A.5.10Income tax / (expense)
Income tax / (expense) consists of our current tax payable on the taxable profit for the period after applying allowable deductions, changes in deferred tax assets and liabilities, and tax credits.
5.A.5.11Profit/(loss) net of tax from discontinued operations
Profit / (loss) net of tax from discontinued operations refers to income from discontinued operations and includes all income and costs generated from our Services and Construction Business Divisions, including divestments of businesses. It also includes an impairment loss equal to the difference between the estimated fair value of the assets and their carrying amount.
5.A.5.12Net profit/(loss)
Net profit / (loss) accounted for using the equity method reflecting the effect in our consolidated income statement relating to companies consolidated by means of equity accounting.
5.A.5.13Net Profit/(loss) attributed to non-controlling interests
Net Profit / (loss) attributed to non-controlling interests refers to the profits we obtain that may be allocated to other partners with a stake in the said companies.
5.A.6Results of Operations
The following tables set out our consolidated results of operations for the periods indicated.
5.A.6.1Comparison of the Years Ended December 31, 2025 and December 31, 2024
Unless stated otherwise, numbers in this section have been derived from the Audited Financial Statements. For a discussion of the presentation of our historical financial information included in this Annual Report, see “Presentation of Financial and Other Information.”
Our consolidated results of operations for the year ended December 31, 2025 compared with the year ended
December 31, 2024, are discussed below.

	For the year ended December 31,
	2025	2024	% Variation
	(in millions of euros)
Revenues ............................................................................................................	9,627	9,148	5.2%
Materials consumed ............................................................................................	1,124	1,115	0.8%
Other operating expenses ...................................................................................	5,199	4,931	5.4%
Personnel expenses .............................................................................................	1,847	1,760	4.9%
Total operating expenses ..................................................................................	8,170	7,806	4.7%
Fixed asset depreciation ......................................................................................	490	441	11.1%
Impairment and disposal of fixed assets .............................................................	210	2,208	(90.5)%
Operating profit/(loss) ......................................................................................	1,177	3,109	(62.1)%
Net financial income/(expense) from financing .................................................	(348)	(339)	2.7%
Profit/(loss) on derivatives and other net financial income/(expense) ..............	(76)	(72)	(5.6)%
Net financial income/(expense) from infrastructure projects ......................	(424)	(411)	3.2%
Net financial income/(expense) from financing ................................................	57	74	(23.0)%
Profit/(loss) on derivatives and other net financial income/(expense) ...............	2	611	(99.7)%
Net financial income/(expense) from ex-infrastructure projects .....................	59	685	(91.4)%
Net financial income/(expense) .......................................................................	(365)	274	(233.2)%
Share of profits of equity-accounted companies ................................................	258	238	8.4%
Profit/(loss) before tax from continuing operations .....................................	1,070	3,621	(70.5)%
Income tax benefit / (expense) ............................................................................	60	(145)	(141.4)%
Profit/(loss) net of tax from continuing operations ......................................	1,130	3,476	(67.5)%
Profit/(loss) net of tax from discontinued operations .........................................	20	14	42.9%
Net profit/(loss) .................................................................................................	1,150	3,490	(67.0)%
Net profit/(loss) for the year attributed to non-controlling interests ..................	(262)	(251)	4.4%
Net profit/(loss) for the year attributed to the parent company ..................	888	3,239	(72.6)%
Revenues
Revenues increased by 5.2% to EUR 9,627 million in 2025 from EUR 9,148 in 2024, primarily due to the improvement in results across the Business Divisions and particularly in the Highways and Construction Business
Divisions.
The table below sets out our revenues by Business Division for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024	%Variation
		(in millions of euros)
Highways ................................................................................................	1,374	1,256	9.4%
Airports ...................................................................................................	111	91	22.0%
Construction ...........................................................................................	7,653	7,236	5.8%
Energy ....................................................................................................	339	270	25.6%
Other(1) ...................................................................................................	460	519	(11.4)%
Adjustments(2) ........................................................................................	(310)	(224)	(38.4)%
Total ......................................................................................................	9,627	9,148	5.2%
(1)Other includes revenues from: Ferrovial SE (mainly management fees charged to our business divisions) and ii) the different businesses that are not included as part of our business divisions (see "Item 4. Information on the Company,—B. Business Overview, —1 Overview").
(2)Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.
Our Highways Business Division revenue increased by 9.4% to EUR 1,374 million in 2025 from EUR 1,256 million in 2024. This increase was primarily attributed to increased toll rates. All Managed Lanes revenue-per-transaction, grew compared to 2024. Particularly, within this Business Division:
▪NTE 1-2 revenues increased by 8.1% to USD 323 million (EUR 286 million), which was mainly driven by higher toll rates, despite traffic being impacted by construction capacity improvements works along the NTE 1-2 corridor, which started on 2024.
▪NTE 35W revenues increased by 14.7% to USD 368 million (EUR 325 million), which was mainly driven by higher toll rates, together with an increase in traffic in the corridor.

▪LBJ revenues increased by 8.6% to USD 244 million (EUR 216 million), which was primarily driven by higher toll rates, as traffic was impacted by the increasing construction activity in the nearby corridors.
▪I-77 revenues increased by 21.9% to USD 130 million (EUR 115 million), which was primarily driven by higher toll rates.
▪I-66 revenues amounted to USD 303 million (EUR 268 million), which was driven by higher toll rates, coupled with the gradually increase in traffic in the corridor, particularly during peak hours.
Our Airports Business Division revenue increased by 22.0% to EUR 111 million in 2025 from EUR 91 million in
2024 with Dalaman commercial revenues performing positively.
Our Construction Business Division revenue increased by 5.8% to EUR 7,653 million in 2025 from EUR 7,236 million in 2024. This increase was primarily driven mainly by the performance of Webber. Particularly, within the
Business Division:
▪Budimex revenues increased by 6.0%, which was mainly driven by a higher execution of Design and Build
Civil Works contracts.
▪Webber revenues increased by 15.8%, which was driven mainly by higher Civil Works activities on the back of the awards in 2023 and 2024.
▪Ferrovial Construction increased by 0.5%, which was primarily due to the completion of major contracts such as Sydney Metro in Australia, California High-Speed Rail in the U.S. or Silvertown Tunnel in the UK,
offset by higher contribution from Canada and Spain.
Our Energy Business Division revenue increased by 25.6% to EUR 339 million in 2025 from EUR 270 million in
2024, which was driven by an increase in all activities.
Materials consumed
Materials consumed increased by 0.8% to EUR 1,124 million in 2025 from EUR 1,115 million in 2024, primarily due to an increase in activity in the Construction Business Division.
Other operating expenses
Other operating expenses increased by 5.4% to EUR 5,199 million in 2025 from EUR 4,931 million in 2024, primarily due to higher costs in the Construction Business Division in line with the activity increase explained above and in the
Highways Business Division mainly from US Managed Lanes increase on traffic and higher revenue share in NTE,
NTE 35W and I-77.
Personnel expenses
Personnel expenses increased by 4.9% to EUR 1,847 million in 2025 from EUR 1,760 million in 2024. This was primarily driven by an average generalized salary increase of approximately 3.5% with respect to the prior year.
Fixed asset depreciation
Fixed asset depreciation increased by 11.1% to EUR 490 million in 2025 from EUR 441 million in 2024, primarily due to traffic increase and replacement investments in the Highways Business Division.
Impairment and disposal of fixed assets
Impairment and disposal of fixed assets decreased to income of EUR 210 million in 2025 from an income of EUR
2,208 million in 2024, which was primarily driven by the sale of our 50% stake in AGS, and the sale of the services business in Chile, which resulted in capital gains before taxes of EUR 272 million and a capital loss of EUR 14 million, respectively. Impairment and disposal of fixed assets of EUR 2,208 million in 2024 was primarily driven by the sale of our 19.75% stake in HAH, our 5.0% stake in IRB and the sale of our 24.78% stake in Grupo Serveo, which resulted in capital gains before taxes of EUR 2,023 million and EUR 132 million and EUR 33 million, respectively.
Net financial income/(expense) from infrastructure projects
Net financial expense from infrastructure projects increased by 3.2% to a loss of EUR 424 million in 2025 from a loss of EUR 411 million in 2024, which was primarily driven by:

▪an increase of 2.7% in net financial expense financing, which amounted to EUR 348 million in 2025, as compared to EUR 339 million in 2024, which was primarily driven by the Energy Infrastructure business assets commencement of operations; and
▪an increase of 5.6% in loss on derivatives and other net financial (expense) to a loss of EUR 76 million in
2025, as compared to a loss of EUR 72 million in 2024, including EUR 67 million corresponding to the financial update of the future payment commitments in relation to our concession arrangements in I-66 and
Dalaman, with no significant deviations compared to 2024.
Net financial income/(expense) from ex-infrastructure projects
Net financial income from ex-infrastructure projects decreased to EUR 59 million in 2025 from EUR 685 million in
2024, which was primarily due to:
▪a decrease in net financial income from financing, which amounted to EUR 57 million in 2025 from EUR 74 million in 2024, primarily driven by lower cash remuneration derived from lower interest rates, partially offset by lower expenses due to lower debt levels; and
▪an decrease in profit on derivatives and other net financial income, which was EUR 2 million in 2025 as compared to EUR 611 million in 2024, impacted by the revaluation of the remaining 5.25% Heathrow
Airports Holdings stake in 2024.
Net financial income/(expense)
Net financial expense decreased by 233.2% to an expense of EUR 365 million in 2025 from an income of EUR 274 million in 2024, primarily due to the revaluation of the remaining 5.25% Heathrow Airports Holdings stake in 2024.
Share of profits of equity-accounted companies
Share of profits of equity-accounted companies increased by 8.4% to EUR 258 million in 2025 from EUR 238 million in 2024, primarily due to the contribution to results from 407 ETR (EUR 217 million), IRB (EUR 25 million), JFK NTO
(EUR 4 million) and other equity-accounted entities (EUR  18  million).
In terms of the overall operational performance, 407 ETR’s revenues increased by 17.8% to CAD 2,009 million in
2025, which was driven largely by the increase in toll rates on February 1, 2025 coupled with higher traffic supported by more targeted rush hour driving offers to alleviate congestion across the Greater Toronto Area during workday peak hours and an increase in mobility and rush-hour commuting from a higher percentage of on-site employees. The 407
ETR’s net result increased to 17.1% to CAD 811 million, with our share thereof being CAD 343 million (EUR 217 million) in 2025, from CAD 692 million, with our share thereof being CAD 278 million (EUR 188 million) in 2024.
Income tax benefit / (expense)
Our income tax benefit/(expense) shows a tax benefit of EUR 60 million in 2025 from a tax expense of EUR 145 million in 2024. The 2025 benefit is mainly related to the recognition of previously unrecognized tax losses mainly in the US and Spain, on the back of the annual assessment of the expected recoverability of these assets.
Profit/(loss) net of tax from discontinued operations
Profit/(loss) net of tax from discontinued operations increased by 42.9% to a profit EUR 20 million in 2025 from a profit of EUR 14 million in 2024, which was primarily driven by earn-outs from the divested Services Business
Division’s business in accordance with the sale agreements (mainly pertaining to the Spanish infrastructure services businesses). The profit of EUR 14 million generated in 2024 was primarily driven by the same factors.
Net profit/(loss)
Net profit/(loss) for the year decreased to EUR 1,150 million in 2025 from EUR 3,490 million in 2024, which was primarily driven by the sale of the 19.75% stake in Heathrow Airports Holdings in 2024.

Net profit/(loss) for the year attributed to non-controlling interests
Net profit/(loss) for the year attributed to non-controlling interests increased by  4.4% to a loss of EUR 262 million in
2025 from a loss of EUR 251 million in 2024, which was primarily due to the Highways Business Division’s non-
controlling interests in the U.S.
5.A.6.2Comparison of  the Years Ended December 31, 2024 and December 31, 2023
Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—6. Results of
Operations—1. Comparison of the Years Ended December 31, 2024 and December 31, 2023” under our 2024 20-F, filed with the Commission on February 28, 2025.
5.A.7Segment Reporting
The tables below show our income statement for the years ended December 31, 2025 and 2024, by reporting segments and total sales by geographic market.
For the Segmenting Reporting comparison for the years ended December 31, 2024 and 2023, please refer to “Item 5.
Operating and Financial Review and Prospects—A. Operating Results—7. Segment Reporting” under our 2024 on
Form 20-F, filed with the Commission on February 28, 2025.
5.A.7.1Segment reporting
The tables below show our income statement for the years ended December 31, 2025 and 2024  by reporting segments.

	For the year ended December 31, 2025
	Construction	Highways	Airports	Energy	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues ...................................	7,653	1,374	111	339	460	(310)	9,627
Total operating expenses ..........	7,142	385	75	336	537	(305)	8,170
Depreciation and amortization expenses ....................................	160	270	22	15	23	—	490
(Impairment) and gains/ (losses) on disposals of non- current assets .............................	6	—	270	(7)	(59)	—	210
Operating profit/(loss) ............	357	719	284	(19)	(159)	(5)	1,177
Profit/(loss) on derivatives and other net financial income/ (expense) ...................................	(52)	(57)	30	(4)	9	—	(74)
Net financial income/(expense) from financing ..........................	126	(234)	69	(15)	(237)	—	(291)
Net financial income/ (expense) ..................................	74	(291)	99	(19)	(228)	—	(365)
Share of profits of equity- accounted companies ................	—	247	11	—	—	—	258
Profit/(loss) before tax from continuing operations .............	431	675	394	(38)	(387)	(5)	1,070
Income tax benefit/(expense) ....	(99)	(65)	(92)	—	316	—	60
Profit/(loss) net of tax from continuing operations ...............	332	610	302	(38)	(71)	(5)	1,130
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	20	—	20
Net profit/(loss) .......................	332	610	302	(38)	(51)	(5)	1,150
Net (profit)/loss for the year attributed to non-controlling interests .....................................	(91)	(177)	5	1	—	—	(262)
Net profit/(loss) for the year attributed to the parent company ...................................	241	433	307	(37)	(51)	(5)	888
(1) We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial
SE, the Group’s parent company, as well as the business line Ferrovial Digital Infrastructure and the waste management plants in the United
Kingdom.
(2) Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements.

	For the year ended December 31, 2024
	Construction	Highways	Airports	Energy	Other(1)	Adjustments(2)	Total
	(in millions of euros)
Revenues ...................................	7,236	1,256	91	270	519	(224)	9,148
Total operating expenses ..........	6,806	338	65	268	551	(222)	7,806
Depreciation and amortization expenses ....................................	146	232	22	13	28	—	441
(Impairment) and gains/ (losses) on disposals of non- current assets .............................	—	151	2,025	—	32	—	2,208
Operating profit/(loss) ............	284	837	2,029	(11)	(28)	(2)	3,109
Profit/(loss) on derivatives and other net financial income/ (expense) ...................................	(34)	(75)	627	—	24	(3)	539
Net financial income/(expense) from financing ..........................	150	(215)	(2)	(8)	(193)	3	(265)
Net financial income/ (expense) ..................................	116	(290)	625	(8)	(169)	—	274
Share of profits of equity- accounted companies ................	—	226	8	—	4	—	238
Profit/(loss) before tax from continuing operations ...............	400	773	2,662	(19)	(193)	(2)	3,621
Income tax benefit/(expense) ....	(142)	(110)	3	5	99	—	(145)
Profit/(loss) net of tax from continuing operations ...............	258	663	2,665	(14)	(94)	(2)	3,476
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	14	—	14
Net profit/(loss) .......................	258	663	2,665	(14)	(80)	(2)	3,490
Net (profit)/loss for the year attributed to non-controlling interests .....................................	(68)	(160)	(23)	—	—	—	(251)
Net profit/(loss) for the year attributed to the parent company ...................................	190	503	2,642	(14)	(80)	(2)	3,239
(1) We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial
SE, the Group’s parent company, as well as the business line Ferrovial Digital Infrastructure and the waste management plants in the United
Kingdom.
(2) Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements
5.A.7.2 Geographic information
We report our revenues based on the following geographic breakdowns: United States, Poland, Spain, United
Kingdom, Canada and Other.

	For the year ended December 31,
	2025	2024

USA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3,485	3,271
Poland . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,228	2,119
Spain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,891	1,584
UK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	804	809
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	371	246
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	848	1,119
Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9,627	9,148

5.A.8 Non-IFRS Measures and Other Key Performance Indicators: Operating Results
In evaluating our operating performance, we analyze certain measures of operating results not defined by, or calculated in accordance with, IFRS: Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Comparable or
“Like-for-like” (“LfL”) growth, and Order Book. Those measures are not audited and are not a substitute for, or superior to, reported results presented in accordance with IFRS-IASB.
These non-IFRS measures should not be considered as alternatives to consolidated result for the period, operating result, revenue, cash generated from operating activities, or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or liquidity.
We believe that  the disclosure of these non-IFRS measures is useful to investors and analysts because these metrics assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that our management believes are not indicative of our core operating performance. Furthermore, these non-IFRS measures form the basis of how our executive team and the Board evaluate our performance.
By disclosing these non-IFRS measures, we believe that we create for investors and analysts a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates our business and facilitates comparisons of the current period’s results with prior periods. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS-IASB.
Our management uses Adjusted EBIT, Adjusted EBIT Margin, Adjusted EBITDA, Comparable or “LfL” growth, and
Order Book as measures of operating performance and in communications with the Board concerning our financial performance.
For non-IFRS measures relating to our liquidity and capital resources, see “—B. Liquidity and Capital Resources—6.
Non-IFRS Measures: Liquidity and Capital Resources.”
The following sections include  figures and comparisons for the years ended December 31, 2025 and 2024. For the comparison for the years ended December 31, 2024 and 2023, please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results—8. Non-IFRS Measures: Operating Results” under our 2024 20-F filed with the
Commission on February 28, 2025.
Adjusted EBIT and Adjusted EBIT Margin
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
Adjusted EBIT has limitations as an analytical tool. Among others, Adjusted EBIT:
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
Adjusted EBIT Margin is defined as Adjusted EBIT divided by our revenues for the relevant period.
The following tables set forth a reconciliation of Adjusted EBIT to our net profit/(loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,150	3,490
Profit/(loss) net of tax from discontinued operations . . . . . . . . . . . . . . . . . . . . . . .	(20)	(14)
Income tax benefit (expense) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(60)	145
Share of profits of equity-accounted companies . . . . . . . . . . . . . . . . . . . . . . . . . .	(258)	(238)
Net financial income/(expense) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	365	(274)
Impairment and disposal of fixed assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	(210)	(2,208)
Adjusted EBIT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	967	901
The following tables set forth a reconciliation of Adjusted EBIT by Business Division to our net profit/(loss) by
Business Division for the years ended December 31, 2025 and 2024:

	For the year ended December 31, 2025
	Construction	Highways	Airports	Energy	Other	Adjustments	Adjusted EBIT
	(in millions of euros)
Net profit/(loss) ........................	332	610	302	(38)	(51)	(5)	1,150
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	(20)	—	(20)
Income tax benefit (expense) ....	99	65	92	—	(316)	—	(60)
Share of profits of equity- accounted companies ................	—	(247)	(11)	—	—	—	(258)
Net financial income/(expense)	(74)	291	(99)	19	228	—	365
Impairment and disposal of fixed assets ................................	(6)	—	(270)	7	59	—	(210)
Adjusted EBIT ........................	351	719	14	(12)	(100)	(5)	967

	For the year ended December 31, 2024
	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2024
	(in millions of euros)
Net profit/(loss) ........................	258	663	2,665	(14)	(80)	(2)	3,490
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	(14)	—	(14)
Income tax benefit (expense) ....	142	110	(3)	(5)	(99)	—	145
Share of profits of equity- accounted companies ................	—	(226)	(8)	—	(4)	—	(238)
Net financial income/(expense)	(116)	290	(625)	8	169	—	(274)
Impairment and disposal of fixed assets ................................	—	(151)	(2,025)	—	(32)	—	(2,208)
Adjusted EBIT ........................	284	686	4	(11)	(60)	(2)	901
The table below sets out our Adjusted EBIT by Business Division for the years ended December 31, 2025 and 2024:

	For the year ended December 31,
	2025	2024	%Variation
	(in millions of euros)
Highways .....................................................................................................	719	686	4.8%
Airports ........................................................................................................	14	4	250.0%
Construction ................................................................................................	351	284	23.6%
Energy .........................................................................................................	(12)	(11)	(9.1)%
Other(1) ........................................................................................................	(105)	(62)	(69.4)%
Adjusted EBIT ...........................................................................................	967	901	7.3%
(1)Other includes management revenues of our headquarters and certain other immaterial non-operating entities, including our waste management plants in the United Kingdom.
Our Highways Adjusted EBIT increased to EUR 719 million in 2025 from EUR 686 million in 2024, which was primarily driven by toll rates increases in the US Managed Lanes, partially offset by the increase in depreciation due to higher traffic and replacement investments in Texas.
Our Construction Adjusted EBIT increased to EUR 351 million in 2025 from EUR 284 million in 2024, resulting in an
Adjusted EBIT Margin of 4.6% in 2025 as compared to 3.9% in 2024. This increase was primarily driven by the performance of Budimex and the Spanish operation, supported by settlements related to the completion of several significant contracts in 2025.
Our Airports Adjusted EBIT increased to EUR 14 million in 2025 from EUR 4 million in 2024, which was mainly driven by Vertiports sale in 2024 affecting negatively last year results.
Our Energy Adjusted EBIT decreased to a loss of  EUR 12 million in 2025 from a loss of EUR 11 million in 2024, which was generally driven by a slight increase in amortization expenses due to increased activity.
5.A.8.1Adjusted EBITDA
Adjusted EBITDA is defined as our net profit/(loss) for the period excluding profit/(loss) net of tax from discontinued
operations, income tax benefit /(expense), share of profits of equity-accounted companies, net financial income/
(expense), impairment and disposal of fixed assets and charges for fixed asset and right of use of leases depreciation and amortization.
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

Adjusted EBITDA has limitations as an analytical tool. Among others, Adjusted EBITDA:
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
▪We do not have control, nor have any legal claim to the portion of the unconsolidated investees’
revenues and expenses allocable to our joint venture partners. As we do not control, but do exercise significant influence, we account for the unconsolidated investments in accordance with the equity method of accounting. Net earnings from these investments are reflected within our consolidated statements of operations in share of profits of equity-accounted companies. Adjustments related to our proportionate share from unconsolidated investments include only our proportionate amounts of interest expense, income taxes, depreciation, amortization and accretion, and mark-to-market adjustments included in share of profits of equity-accounted companies; and
▪Other companies in our industry calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
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
The following tables set forth a reconciliation of Adjusted EBITDA to our net profit/(loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) .........................................................................................	1,150	3,490
Profit/(loss) net of tax from discontinued operations ...............................	(20)	(14)
Income tax benefit (expense) ....................................................................	(60)	145
Share of profits of equity-accounted companies .......................................	(258)	(238)
Net financial income/(expense) ................................................................	365	(274)
Impairment and disposal of fixed assets ...................................................	(210)	(2,208)
Depreciation and amortization ..................................................................	490	441
Adjusted EBITDA ...................................................................................	1,457	1,342

The following tables set forth a reconciliation of Adjusted EBITDA by Business Division to our net profit/ (loss) by
Business Division for the years ended December 31, 2025, and 2024:

	For the year ended December 31, 2025
	Construction	Highways	Airports	Energy	Other	Adjustments	Adjusted EBIT
	(in millions of euros)
Net profit/(loss) ........................	332	610	302	(38)	(51)	(5)	1,150
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	(20)	—	(20)
Income tax benefit (expense) ....	99	65	92	—	(316)	—	(60)
Share of profits of equity- accounted companies ................	—	(247)	(11)	—	—	—	(258)
Net financial income/(expense)	(74)	291	(99)	19	228	—	365
Impairment and disposal of fixed assets ................................	(6)	—	(270)	7	59	—	(210)
Depreciation and amortization expenses ....................................	160	270	22	15	23	—	490
Adjusted EBITDA ..................	511	989	36	3	(77)	(5)	1,457

	For the year ended December 31, 2024
	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2024
	(in millions of euros)
Net profit/(loss) ........................	258	663	2,665	(14)	(80)	(2)	3,490
Profit/(loss) net of tax from discontinued operations ............	—	—	—	—	(14)	—	(14)
Income tax benefit (expense) ....	142	110	(3)	(5)	(99)	—	145
Share of profits of equity- accounted companies ................	—	(226)	(8)	—	(4)	—	(238)
Net financial income/(expense)	(116)	290	(625)	8	169	—	(274)
Impairment and disposal of fixed assets ................................	—	(151)	(2,025)	—	(32)	—	(2,208)
Depreciation and amortization expenses ....................................	146	232	22	13	28	—	441
Adjusted EBITDA ..................	430	918	26	2	(32)	(2)	1,342
Our Highways Adjusted EBITDA increased to EUR 989 million in 2025 from EUR 918 million in 2024, which was primarily driven by rates increases in the US Managed Lanes.
Our Construction Adjusted EBITDA increased to EUR 511 million in 2025 from EUR 430 million in 2024. This increase was primarily driven by the performance of Budimex and the Spanish operation, supported by settlements related to the completion of several significant contracts in 2025.
Our Airports Adjusted EBITDA increased to EUR 36 million in 2025 from EUR 26 million in 2024, which was primarily driven by the Vertiports sale in 2024, which negatively impacted the 2024  results.
Our Energy Adjusted EBITDA increased to EUR 3 million in 2025 from EUR 2 million in 2024, which was primarily driven by an increase in all activities.
5.A.8.2Comparable or LfL Growth
Comparable growth, also referred to as LfL Growth, corresponds to the relative year-on- year variation in comparable terms of the figures for revenues, Adjusted EBIT and Adjusted EBITDA. LfL Growth is a non-IFRS financial measure and should not be considered as an alternative to revenues, net income or any other measure of our financial performance calculated in accordance with IFRS. LfL Growth is calculated by adjusting each year, in accordance with the following rules:

▪Elimination of the exchange rate effect, calculating the results of each period at the rate in the current period.
▪Elimination from Adjusted EBIT of each period the impact of fixed asset impairments.
▪In the case of disposals of any of our companies and loss of control thereto, elimination of the operating results of the disposed company when the impact effectively occurred in the previous year, or if it occurred in the year under analysis, considering the same number of months in both periods, to achieve the homogenization of the operating result.
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
▪Elimination of other extraordinary impacts (mainly related to tax and human resources) considered relevant for a better understanding of our underlying results in all periods.
We use LfL Growth to provide a more homogenous measure of the underlying profitability of its businesses, excluding extraordinary elements which would induce a misinterpretation of the reported growth, impacts such as exchange-rate movements, or changes in the consolidation perimeter which distort the comparability of the information. Additionally, we believe that it allows us to provide homogenous information for better understanding of the performance of each of our businesses.
The following tables set forth a reconciliation of revenues on like-for-like basis to our revenues for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Revenues	9,627	9,148
Exchange rate effect(1) .........................................................................................................	—	(167)
Fixed asset impairments(2) ...................................................................................................	—	—
Operating results of disposed companies(3) .........................................................................	—	(116)
Restructuring costs ...............................................................................................................	—	—
Operating results from new acquired companies(4) ..............................................................	—	—
Accounting model adjustments(5) .........................................................................................	—	—
Non-recurring impact(6) ........................................................................................................	—	—
Revenues Comparable (Like-for-like) .............................................................................	9,627	8,865
(1)Calculation of the results of each period at the exchange rate in the current period.
(2)Elimination of the impact of fixed asset impairments.
(3)Elimination of the operating results of disposed companies when the impact effectively occurred.
(4)Elimination in the current period of the operating results derived from new material companies.
(5)Homogenization of the prior year’s operating result to reflect any modification arising from changes in a contract or an asset operating model.
(6)Elimination of other extraordinary impacts (mainly related to tax and human resources).
The following table sets forth a reconciliation of Adjusted EBIT on like-for-like basis to our net profit/(loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) ...................................................................................................................	1,150	3,490
Profit/(loss) net of tax from discontinued operations ...........................................................	(20)	(14)
Income tax benefit (expense) ...............................................................................................	(60)	145
Share of profits of equity-accounted companies ..................................................................	(258)	(238)
Net financial income/(expense) ............................................................................................	365	(274)
Impairment and disposal of fixed assets(1) ...........................................................................	(210)	(2,208)
Exchange rate effect(2) ..........................................................................................................	—	(28)
Operating results of disposed companies(3) ..........................................................................	—	2
Restructuring costs ...............................................................................................................	—	—
Operating results from new acquired companies(4) ..............................................................	—	—
Accounting model adjustments(5) .........................................................................................	—	—
Non-recurring impact(6) ........................................................................................................	—	—
Adjusted EBIT Comparable (Like-for-like) ...................................................................	967	874
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
(5)Homogenization of the prior year’s operating result to reflect any modification arising from changes in a contract or an asset operating model.
(6)Elimination of other extraordinary impacts (mainly related to tax and human resources).
The following tables set forth a reconciliation of Adjusted EBITDA on like-for-like basis to our net profit/ (loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) ..................................................................................................................	1,150	3,490
Profit/(loss) net of tax from discontinued operations ..........................................................	(20)	(14)
Income tax benefit (expense) ..............................................................................................	(60)	145
Share of profits of equity-accounted companies .................................................................	(258)	(238)
Net financial income/(expense) ...........................................................................................	365	(274)
Impairment and disposal of fixed assets(1) ..........................................................................	(210)	(2,208)
Fixed asset depreciation(2) ...................................................................................................	490	441
Exchange rate effect(3) ........................................................................................................	—	(39)
Operating results of disposed companies(4) .........................................................................	—	(4)
Restructuring costs ..............................................................................................................	—	—
Operating results from new acquired companies(5) .............................................................	—	—
Accounting model adjustments(6) ........................................................................................	—	—
Non-recurring impact(7) .......................................................................................................	—	—
Adjusted EBITDA Comparable (Like-for-like) ............................................................	1,457	1,299
(1)Primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments companies and associates.
(2)Comprises mainly by depreciation relating to the Highways and Construction Business Division. Increase (+11.2%) in the year ended
December 31, 2025 to EUR 490 million, as compared to the year ended December 31, 2024.
(3)Calculation of the results of each period at the exchange rate in the current period.
(4)Elimination of the operating results of disposed companies when the impact effectively occurred.
(5)Elimination in the current period of the operating results derived from new material companies.
(6)Homogenization of the prior year’s operating result to reflect any modification arising from changes in a contract or an asset operating model.
(7)Elimination of other extraordinary impacts (mainly related to tax and human resources).

5.A.8.3Order Book
Order Book corresponds to our revenue which is pending execution corresponding to those contracts which we have signed and over which we expect to be executed in the future. The Order Book is calculated by adding the contracts of the actual year to the balance of the contract Order Book at the end of the previous year, less the income recognized in the current year. The total income from a contract corresponds to the agreed price or rate corresponding to the delivery of goods and/or the rendering of the contemplated services. If the execution of a contract is pending the closure of financing, the income from said contract will not be added to the calculation of Order Book until said financing is closed.
We use the Order Book as an indicator of our future revenue, as it reflects, for each contract, the final estimated revenue minus the net amount of work performed.
There is no comparable financial measure to the Order Book in IFRS. This reconciliation is based on the order book value of a specific construction being comprised of its contracting value less the construction work completed, which is the main component of the revenue figure. Therefore, it is not possible to present a reconciliation of the Order Book to our Financial Statements. We believe the difference between the construction work completed and the revenues reported for the Construction Business Division in the Audited Financial Statements is attributable to the fact that these are subject to, among others, the following adjustments: (i) consolidation adjustments, (ii) charges to joint ventures, (iii) sale of machinery, and (iv) reverse factoring income.
The following table sets forth the Construction Business Division Order Book as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	(in millions of euros)
Budimex .............................................................................................................	4,048	4,389
Webber ................................................................................................................	5,556	5,710
Ferrovial Construction .........................................................................................	7,834	6,657
Construction .....................................................................................................	17,438	16,755
Construction Order Book increased by 4.1% to EUR 17,438 million as of December 31, 2025 from EUR 16,755 million as of December 31, 2024 due to new projects awarded to Webber and Ferrovial Construction (mainly the High
Speed 2 Track in UK). For an overview of our new projects, see “Item 4. Information on the Company—B. Business
Overview—3. Group Overview—3. Our Business Divisions—3. Construction Business Division.”. The Order Book
breakdown by geography in 2025 was: U.S. & Canada 46%; Poland 22%; Spain 14%; UK 12%; Australia 1%; and the
rest of the world 5%.
5.BLiquidity and Capital Resources
We are exposed to financial risks such as fluctuations in interest rates, foreign exchange, credit and counterparty risk, liquidity and inflation. For information on how we manage our financial risks, see “—A. History and Development of the Company —3. Factors Affecting Comparability of Our Results of Operations — 2. Financial Risk Management.”
The following sections include  figures and comparisons for the years ended December 31, 2025 and 2024. For the comparison for the years ended December 31, 2024 and 2023, see our annual report 2024 on Form 20-F filed with the
Commission on February 28, 2025.
5.B.1Working capital statement
Our main material cash requirements for the next twelve months from known contractual and other obligations are related to our committed investment in NTO at JFK for an amount of USD 74 million (EUR 63 million at the year-end
2025 exchange rate) and other projects in our Highways and Energy Business Divisions (see “—9. Future Material
Investments and Anticipated Capital Expenditures” and “Item 4. Information on the company —A. History and development of the Company —2. Significant Equity Investments”), the corporate bond with a notional amount of EUR
780 million maturing on May 14, 2026 (see “—5. Ex- Infrastructure project borrowings” and “—8. Financing  —2.
Ex- infrastructure project borrowings  —1 Corporate Debt”) and the potential payments related to the December 2025
Share Repurchase Program (see “Item 16.E Purchases of equity securities by the issuer and affiliated purchasers”),

with a total potential amount of EUR 800 million, of which EUR 28.5 million has been  paid in 2025. There are also maturities in 2026 of our infrastructure project borrowings of EUR 366 million (see “—4. Infrastructure project borrowings”) and our ex-infrastructure project borrowings of EUR 839  million (see “—5. Ex-infrastructure project borrowings”) .
On December 31, 2025, our cash and cash equivalents of ex-infrastructure project companies reached EUR 4,070 million. We also have additional liquidity lines available in the amount of EUR 900 million related to corporate debt, and EUR 108 million related to other borrowings balances at December 31, 2025. The Group’s short-term assets and liabilities, including cash and debt, show a positive balance at December 31, 2025. We believe that our sources of liquidity and available working capital are sufficient to comply with our present requirements and future obligations for at least twelve months following the date of this Annual Report.
However, this is subject, to a certain extent, to general economic, financial, competitive, regulatory and other factors that are beyond our control. If we are unable to generate sufficient cash flows from operations in the future, we may have to obtain additional financing, which may include equity or debt issuances and/or credit financing. If we obtain additional capital by issuing equity, the interests of our existing stockholders will be diluted and, if we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. We cannot assure you that we would be able to obtain additional financing on favorable terms, or at all.
5.B.2Cash flows
The following table presents primary components of our cash flow statement for each of the periods indicated. The consolidated cash flow statement has been prepared in accordance with International Accounting Standard 7 (“IAS
7”).

	For the year ended December 31,
	(in millions of euros)
	2025	2024
Cash flows from operating activities ......................................	1,926	1,293
Cash flows from (used in) investing activities .......................	(891)	1,313
Cash flows from (used in) financing activities .......................	(1,483)	(2,591)
Cash and cash equivalents at the end of the period ..........	4,271	4,828
5.B.2.1Cash Flows from Operating Activities
Cash flows from operating activities increased by 49.0% to EUR 1,926 million in 2025 from EUR 1,293 million in
2024. This was driven by an increase in the contribution of the Construction Business Division, mainly from North
America. Cash flows were also impacted by higher dividends from our equity accounted infrastructure companies, that amounted to EUR 502 million in 2025 (EUR 363 million in 2024) mainly due to higher dividends from 407 ETR.
Dividends received from infrastructure project companies that are globally consolidated that were eliminated in the consolidation process were EUR 466 million (EUR 584 million in 2024). Total dividends received from infrastructure project companies were EUR 968 million (EUR 947 million in 2024), being the main contributor our Highways
Business Division with EUR 880 million, including dividends from NTE, NTE 35W, LBJ, I-77 and I-66.
5.B.2.2Cash Flows from (Used in) Investing Activities
Cash flows used in investing activities of EUR 891 million in 2025 (compared to cash flows from investing activities of EUR 1,313 million in 2024). This was primarily driven by i) lower cash flow from divestments in 2025, which amounted to EUR 1,158 million, and related mainly to the divestment of the Group’s 5.5% remaining stake in
Heathrow airport for EUR 539 million, the sale of our 50% stake in our airports AGS for EUR 533 million, and the sale of our total stake in the mining services business in Chile for EUR 24 million, compared EUR 2,582 million divestments in 2024, mainly impacted by the sale of a 19.75% stake of Heathrow airport for EUR 2,004 million, the sale of a 5% stake in our infrastructure company IRB for EUR 211 million, the termination of the vendor loan related to the Amey divestment in 2022 for EUR 176 million, and the completion of the sale of our services infrastructure business in Spain for EUR 40 million; and ii) higher cash used in investing activities in 2025, which amounted to EUR
1,636 million in 2025 (EUR 1,286 million in 2024), and mainly related to the acquisition of an additional 5.06% of

407 ETR for EUR 1,271, and the equity investments in NTO of EUR 236 million, compared to 2024 mainly impacted by Private InvIT stake acquisition for EUR 710 million and NTO higher investments for EUR 469 million.
Investments in equity in our infrastructure project companies consolidated by global consolidation that were eliminated in the consolidation process were EUR 147 million (EUR 79 million in 2024). Total investments in equity in our infrastructure project companies and acquisition of companies in 2025 amounted to EUR 466 million (EUR 186 million in 2024).
5.B.2.3Cash Flows from (Used in) Financing Activities
Cash flows used in financing activities of EUR 1,483 million in 2025 (EUR 2,591 million in 2024). This change was primarily attributed to a decrease in our cash dividend and treasury shares purchases in 2025, amounting to EUR 657 million in 2025 compared to EUR 831 million in 2024, including cash dividend payment of EUR 156 million and treasury share repurchase of EUR 501 million from the share buy-back programs in place during 2025 (for more information regarding our share repurchase programs see “Item 16E. Purchases of Equity Securities by the Issuer and
Affiliated Purchasers”). Finally, changes in corporate debt due to Euro Commercial Paper repayment and bond issuance in November 2025.
5.B.3Financial Indebtedness
For a detailed breakdown of our Consolidated Net Debt, see “—6. Non-IFRS Measures: Liquidity and Capital
Resources—1. Consolidated Net Debt.”
5.B.4Infrastructure project borrowings
The following table sets forth our total infrastructure project borrowings as of the periods indicated.

	As of December 31,
	2025			2024
	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
	(in millions of euros)
Long term ................................................	4,774	2,660	7,434	5,198	3,058	8,256
Highways ..................................................	4,774	2,279	7,053	5,198	2,707	7,906
U.S. highways .........................................	4,774	1,724	6,498	5,198	2,138	7,337
Spanish highways ...................................	—	555	555	—	564	564
Other concessions ..................................					5	5
Airports ....................................................	—	62	62	—	—	—
Construction ............................................	—	92	92	—	97	97
Energy ......................................................	—	187	187	—	209	209
Other ........................................................	—	39	39	—	44	44
Short term ................................................	7	177	184	1	142	143
Highways ..................................................	7	34	41	1	38	39
U.S. Highways ........................................	7	—	7	1	—	1
Spanish Highways ..................................	—	34	34	—	38	38
Other concessions ..................................
Airports ....................................................	—	15	15	—	94	94
Construction ............................................	—	5	5	—	5	5
Energy ......................................................	—	120	120	—	2	2
Other ........................................................	—	2	2	—	3	3
Total .........................................................	4,781	2,836	7,617	5,199	3,200	8,400

The following table presents the maturity of our infrastructure project borrowings as of December 31, 2025:

	Fair value 2025	Carrying amount 2025	2026	2027	2028	2029	2030	2031+	Total maturities
			(in millions of euros)
Infrastructure project obligations ..............................	4,313	4,781	7	1	189	1	41	4,317	4,556
Highways ..............................	4,313	4,781	7	1	189	1	41	4,317	4,556
USD .......................................	4,313	4,781	7	1	189	1	41	4,317	4,556
EUR ......................................	—	—	—	—	—	—	—	—	—
Bank borrowings of infrastructure project companies ................................	2,836	2,836	359	105	75	179	83	2,399	3,199
Highways ..............................	2,314	2,314	214	77	44	52	63	2,211	2,662
USD .......................................	1,724	1,724	180	42	—	—	—	1,853	2,075
EUR .......................................	589	589	34	35	44	52	63	358	587
Airports ..................................	77	77	16	18	20	21	7	—	82
EUR ......................................	77	77	16	18	20	21	7	—	82
Construction ..........................	97	97	4	5	5	5	6	72	97
EUR .......................................	82	82	4	5	5	5	6	58	83
PLN ........................................	15	15	—	—	—	—	—	14	14
Energy ...................................	307	307	121	2	2	95	2	92	315
EUR ......................................	290	290	121	2	2	95	2	76	298
USD .......................................	17	17	1	—	—	—	—	16	17
Other ......................................	42	42	3	3	4	5	5	23	43
GBP .......................................	42	42	3	3	4	5	5	23	43
Total infrastructure project borrowings ..............................	7,149	7,617	366	106	265	180	124	6,715	7,755
5.B.5Ex-infrastructure project borrowings
The following table sets forth our total ex-infrastructure project borrowings as of the periods indicated:

	As of December 31,
	2025			2024
	Long term	Short term	Total	Long term	Short term	Total
	(in millions of euros)
Corporate bonds and debentures ............................................	1,844	809	2,653	1,773	518	2,292
Euro Commercial Paper .........................................................	—	50	50	—	249	249
Corporate liquidity lines ........................................................	60	—	60	60	252	312
Other borrowings ...................................................................	19	28	47	3	33	36
Total financial borrowings excluding infrastructure project companies ................................................................	1,923	887	2,810	1,836	1,052	2,889

The following table presents the maturity of our ex-infrastructure project borrowings as of  December 31, 2025:

	Fair value 2025	Carrying amount 2025	2026	2027	2028	2029	2030	2031+	Total maturities
			(in millions of euros)
Corporate debt ..............................	2,824	2,763	830	60	500	—	1,000	400	2,790
EUR ................................................	2,824	2,763	830	60	500	—	1,000	400	2,790
Other borrowings .........................	47	47	9	—	—	1	—	13	23
EUR ................................................	10	10	—	—	—	—	—	—	1
PLN ................................................	23	23	9	—	—	—	—	12	22
CLP.................................................	—	—	—	—	—	—	—	—	—
Other ...............................................	14	14	—	—	—	—	—	—	—
Total financial borrowing excluding infrastructure project companies ......................................	2,871	2,810	839	60	500	1	1,000	413	2,813
5.B.6Non-IFRS Measures: Liquidity and Capital Resources
In considering the financial performance of the business, we analyze certain measures of liquidity and capital resources not defined by, or calculated in accordance with, IFRS-IASB: Consolidated Net Debt, Cash flows excluding infrastructure projects (Ex-Infrastructure Cash Flows), Cash flows from infrastructure projects (Infrastructure Cash
Flows), and Ex-Infrastructure Liquidity. Those measures are not audited and are not a substitute for, or superior to, reported liquidity measures presented in accordance with IFRS-IASB.
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
We further believe that the disclosure of these non-IFRS measures is useful to investors, as these non-IFRS measures form the basis of how our executive team and the Board evaluate our performance. By disclosing these non-IFRS measures, we believe that we create for investors a greater understanding of, and an enhanced level of transparency into, some of the means by which our management team operates and evaluates our business and facilitates comparisons of the current period’s results with prior periods.
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
We also separate Consolidated Net Debt into Consolidated Net Debt of ex-infrastructure project companies and infrastructure project companies, as we find it helpful for investors and rating agencies to show the evolution of our
Consolidated Net Debt excluding infrastructure project companies, because the debt of infrastructure project companies has: (i) no recourse to the Group Companies or (ii) the recourse is limited to guarantees issued by other
Group Companies. Net Debt of ex- infrastructure project companies is used by analysts and rating agencies to better understand the indebtedness that has recourse to the Group. For investors and rating agencies, it is important to clearly see and understand whether the rest of the Group is under any obligation to inject capital to repay the debt or cure any potential covenant breach if any of the Group’s infrastructure project companies underperform.
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
◦We include as infrastructure project companies, all companies (whether consolidated or accounted for as equity-accounted companies) that meet the definition of “infrastructure project companies” as this is stated in our annual reports: specifically, they are companies, which are part of our highways, airports, energy and construction businesses. Appendix I to our Consolidated Financial Statements as of December 31, 2025 and
2024 and for the years ended December 31, 2025 and 2024, includes a complete list of our subsidiaries and associate companies, including details of all companies classified as infrastructure project companies, which are identified with a “P” in the “Type” column.
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

	As of December 31,
	2025	2024
	(in million of euros)
Cash and cash equivalents excluding infrastructure projects ...........................	(4,070)	(4,653)
Short and long-term borrowings .......................................................................	2,810	2,889
Non-current restricted cash ...............................................................................	(10)	(21)
Forwards hedging balances ..............................................................................	—	5
Cross currency swaps balances .........................................................................	—	(2)
Intragroup position balances (*) .......................................................................	(71)	(12)
Other short term financial assets ......................................................................	—	—
CONSOLIDATED NET DEBT OF EX-INFRASTRUCTURE PROJECT COMPANIES ..............................................................................	(1,341)	(1,794)
Cash and cash equivalents from infrastructure projects ...................................	(201)	(175)
Short and long-term borrowings .......................................................................	7,617	8,400
Non- current restricted cash ..............................................................................	(252)	(381)
Intragroup position balances (*) .......................................................................	71	12
CONSOLIDATED NET DEBT OF INFRASTRUCTURE PROJECT COMPANIES ..................................................................................................	7,234	7,856
CONSOLIDATED NET DEBT .....................................................................	5,893	6,061
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
of cash flows into cash flows of ex-infrastructure project companies, cash flows of infrastructure project companies and intercompany eliminations.

	As of December 31, 2025
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)
Cash flow from operating activities .....................................................................	1,926	1,285	1,107	(466)
Cash flow from/ (used in) investing activities .....................................................	(891)	(682)	(357)	147
Cash flow from/ (used in) financing activities .....................................................	(1,483)	(1,087)	(714)	319
Effect of exchange rate on cash and cash equivalents .........................................	(99)	(91)	(8)	—
Change in cash and cash equivalents due to consolidation scope changes ..........	(10)	(7)	(3)	—
Change in cash and cash equivalents from assets held for sale ...........................	—	—	—	—
Cash Flows (Change in cash and cash equivalents) (A) .................................	(557)	(583)	26	—
Change in short and long-term borrowings (B) ..............................................	(861)	(79)	(782)	—
Change in Non-current restricted cash .................................................................	139	11	128	—
Change in Forwards hedging balances ................................................................	(5)	(5)	—	—
Change in Cross currency swaps balances ...........................................................	2	2	—	—
Change in Intragroup balances .............................................................................	—	(59)	59	—
Change in other short term financial assets .........................................................	—	—	—	—
Other changes in Consolidated Net Debt (C) ..................................................	136	(51)	187	—
CHANGE IN CONSOLIDATED NET DEBT (C+B-A) ..................	(168)	454	(622)	—
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (*) ...	6,061	(1,794)	7,856	—
CONSOLIDATED NET DEBT AT YEAR-END (*) ........................	5,893	(1,341)	7,234	—
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
(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR (404) million dividends paid by infrastructure project companies within our
Highways division: NTE EUR (120) million, I-66 EUR (89) million, LBJ EUR (59) million, I-77 EUR (33) million, from our Energy division EUR
(54) million and other minor dividends from Airports division. It also includes equity investments of EUR 147 million, mainly invested in a
Ferrovial Digital Infrastructure project in Poland and Energy Infrastructure projects Milano and Leon.

	As of December 31, 2024
	Change in Consolidated Net Debt (1+2+3)	Ex- infrastructure project companies (1)	Infrastructure project companies (2)	Intercompany eliminations (3)
	(in million of euros)
Cash flow from operating activities .....................................................................	1,293	861	1,016	(584)
Cash flow from/ (used in) investing activities .....................................................	1,313	1,161	74	79
Cash flow from/ (used in) financing activities .....................................................	(2,591)	(1,975)	(1,121)	505
Effect of exchange rate on cash and cash equivalents .........................................	59	54	5	—
Change in cash and cash equivalents due to consolidation scope changes ..........	(35)	(32)	(3)	—
Change in cash and cash equivalents from assets held for sale ...........................	—	—	—	—
Cash Flows (Change in cash and cash equivalents) (A) .................................	39	68	(29)	—
Change in short and long-term borrowings (B) ..............................................	(76)	(561)	484	—
Change in Non-current restricted cash .................................................................	227	12	215	—
Change in Forwards hedging balances ................................................................	(14)	(14)	—	—
Change in Cross currency swaps balances ...........................................................	(16)	(16)	—	—
Change in Intragroup balances .............................................................................	—	(28)	28	—
Change in other short term financial assets .........................................................	—	—	—	—
Other changes in Consolidated Net Debt (C) ..................................................	198	(45)	243	—
CHANGE IN CONSOLIDATED NET DEBT (C+B-A) ..................	82	(674)	756	—
CONSOLIDATED NET DEBT AT BEGINNING OF YEAR (*) ...	5,979	(1,121)	7,100	—
CONSOLIDATED NET DEBT AT YEAR-END (*) ........................	6,061	(1,794)	7,856	—
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
(3) Intercompany eliminations include eliminations either of the dividends or equity investment, as applicable, of infrastructure project companies that are consolidated on the Group level. Specifically, it includes EUR (539) million dividends paid by infrastructure project companies within our
Highways division: I-77 EUR (205) million, NTE EUR (103) million, I-66 EUR (89) million, LBJ EUR (54) million, from our Construction division EUR (34) million and other minor dividends from Highways and Energy divisions. It also includes equity investments of EUR 79 million, mainly invested in energy infrastructure project Azalia and Leon and other minor investments in Airports.
Change in Consolidated Net Debt
Our Consolidated Net Debt decreased by EUR 168 million to EUR 5,893 million at December 31, 2025, from EUR
6,061 million at December 31, 2024. This decrease was driven by a net increase of EUR 454 million of our
Consolidated Net Debt of ex-infrastructure project companies to EUR (1,341) million at December 31, 2025 from
EUR (1,794) million at December 31, 2024, in addition to a decrease of EUR 622 million in our Consolidated Net

Debt of infrastructure project companies to EUR 7,234 million at December 31, 2025 from EUR 7,856 million at
December 31, 2024.
Change in Consolidated Net Debt ex-infrastructure project companies
The EUR 454 million net increase in our Consolidated Net Debt of ex-infrastructure project companies in 2025 was affected by the cash flows used in investing activities, mainly due to the acquisition of an additional 5.06% stake of
407 ETR for EUR 1,271 million. This was partially offset by the positive impact from operating activities due to the contribution of the Construction Business Division, mainly from North America, and the lower cash dividend and treasury shares purchases.
Cash flow from operating activities ex-infrastructure projects companies
Cash flows from operating activities ex-infrastructure project companies of EUR 1,285 million in 2025, higher than
2024, EUR 861. This improvement was primarily driven by the contribution of the Construction Business Division, mainly from North America, as well as a reduced tax impact in 2025, which amounted to EUR 100 million (EUR 192 million at December 31, 2024).
The rest of cash flows from operating activities excluding infrastructure projects were mainly related to corporate offices overheads and contributions from other minor activities.
Cash flows from (used in) investing activities excluding infrastructure project companies
Cash flows used in investing activities ex-infrastructure project companies of EUR 682 million in 2025 (compared to cash flows from investing activities of EUR 1,161 million in 2024). The change was mainly driven by lower divestments proceeds and higher investments in 2025, as compared to 2024.
Divestments in 2025 amounted to an inflow of EUR 1,158 million, primarily reflecting the divestment of the Group’s
5.5% remaining stake in Heathrow Airport Holdings for EUR 539 million, the sale of our 50% stake in our airports
AGS for EUR 533 million, and the sale of our total stake in the mining services business in Chile for EUR 24 million.
Divestments in 2024 amounted to an inflow of EUR 2,582 million, mainly related to the sale of 19.75% of the share capital of FGP Topco Limited, which is the direct shareholder and owner of Heathrow Airports Holdings, for EUR
2,004 million, the sale of a 5% stake in our infrastructure company IRB for EUR 211 million, the termination of the vendor loan related to the Amey divestment closed in 2022 for EUR 176 million, and the completion of the sale of our services infrastructure business in Spain for EUR 40 million.
Investments in 2025, amounted to an outflow of EUR 1,970 million (EUR 1,591 million in 2024), primarily reflecting the acquisition of an additional 5.06% stake of 407 ETR for EUR 1,271 million, and the equity investments in NTO of
EUR 236 million, whereas investments in 2024 were impacted by the acquisition of a stake in Private InvIT for EUR
710 million and higher investments in NTO for EUR 469 million.
Cash flows from (used in) financing activities ex-infrastructure project companies
Cash flows used in financing activities ex-infrastructure project companies of EUR 1,087 million in 2025 (EUR 1,975 million in 2024). This change was primarily attributable to a decrease in cash dividend and treasury shares purchases to EUR 657 million in 2025 compared to EUR 831 million in 2024, including cash dividend payment of EUR 156 million and treasury share repurchase of EUR 501 million from the share buy-back programs in place during the year
(for more information regarding our share repurchase programs see “Item 16E. Purchases of Equity Securities by the
Issuer and Affiliated Purchasers”). Finally, changes in corporate debt also contributed to the decrease, primarily driven by the issuance of the EUR 350 million convertible bond in November 2025, partially offset by the repayment of Euro Commercial Paper (EUR 199 million).
Effect of exchange rate on cash and cash equivalents ex-infrastructure project companies
The negative impact of  exchange rate effect on cash and cash equivalents of EUR 91 million in 2025 was primarily driven by the U.S. dollar depreciation. This was partially offset by cash impact from exchange rate derivatives covering Canadian and U.S. dollars.
The positive impact of exchange rate effect on cash and cash equivalents of EUR 54 million in 2024 was primarily driven by the U.S. dollars appreciation during the year, offset by cash impact from exchange rate derivatives covering
Canadian dollars.

Change in short and long-term borrowings ex-infrastructure project companies
The decrease by EUR 79 million in 2025 in our short and long-term borrowings ex-infrastructure project companies was mainly driven by the repayment of the revolving facility (EUR 250 million), and the reduction of the Euro
Commercial Paper volume by EUR 199 million, partly offset by the convertible bond issuance (EUR 350 million).
Other changes in Consolidated Net Debt ex-infrastructure project companies
The other changes in Consolidated Net Debt were primarily driven by the fair value impact on our statement of financial positions of our forward derivatives, in 2025 and 2024.
Change in Consolidated Net Debt of infrastructure project companies
The decrease of EUR 622 million in our Consolidated Net Debt of infrastructure project companies in 2025 was primarily driven by a positive impact from the depreciation of the U.S. dollar in our U.S. projects debt, partly offset by
Energy Infrastructure project Leon financial debt issuance.
Cash flows from operating activities from infrastructure project companies
Cash flows from operating activities from infrastructure project companies of EUR 1,107 million in 2025 (EUR 1,016 million in 2024). The increase was primarily driven by the higher revenues of our Managed Lanes, as explained in “—
A. Operating Results —6. Results of operations —1. Comparison of the Years Ended December 31, 2025 and
December 31, 2024 —Revenues”.
Cash flows from (used in) investing activities from infrastructure project companies
Cash flows used in investing activities from infrastructure project companies saw an outflow of EUR 357 million in
2025 (compared to an inflow EUR 73 million in 2024). This change was mainly due to higher investment in  Energy assets and in Highways Managed Lanes, reflecting the expansion phase works at NTE, together with lower restricted cash levels at I‑77.
Cash flows from (used in) financing activities from infrastructure project companies
Cash flows used in financing activities from infrastructure project companies of EUR 714 million in 2025 (EUR 1,121 million in 2024). This change was mainly driven by lower dividends paid to non-controlling interests of investees as
2024 recorded an extraordinary distribution by I‑77.
Change in cash and cash equivalents due to consolidation scope changes from infrastructure project companies
The change in cash and cash equivalents due to consolidation scope changes in 2025 was explained mainly by the divestment  of services business in Chile.
Change in short and long-term borrowings from infrastructure project companies
The decrease of EUR 782 million in short and long-term borrowings from infrastructure project companies in 2025 was primarily driven by a positive impact from the depreciation of the US dollar in our US projects debt, partly offset by Energy Division infrastructure project Leon financial debt issuance.
Other changes in Consolidated Net Debt from infrastructure project companies
The other changes in Consolidated Net Debt from infrastructure project companies were primarily related to the change of our non-current restricted cash in 2025 and 2024.
5.B.6.2 Ex-Infrastructure Liquidity
Ex-Infrastructure Liquidity corresponds to the sum of the cash and cash equivalents raised by our ex- infrastructure projects, long-term restricted cash, as well as the committed short and long-term credit facilities which remain undrawn by the end of each period (corresponding to credits granted by financial entities which may be drawn by us within the terms, amount and other conditions agreed in each contract) and forward hedging cash flows.

We use Ex-Infrastructure Liquidity to determine our liquidity to meet any financial commitment in relation to our ex-
infrastructure projects. The liquidity disclosure figures below for the years ended December 31, 2025, and 2024  are as presented in our audited financial statements for those years and therefore include our continued and discontinued
activities.
The following table sets forth a reconciliation of Ex-Infrastructure Liquidity for the periods indicated.

	As of December 31,
	2025	2024
	(in million of euros)
Cash and cash equivalents ........................................................................................................	4,070	4,653
Non- current restricted cash ......................................................................................................	10	21
Other short term financial assets .............................................................................................	—	—
Undrawn credit lines .................................................................................................................	1,008	651
Forward hedging cash flows .....................................................................................................	0	(5)
Total liquidity ex infrastructure ............................................................................................	5,088	5,320
As of December 31, 2025, our liquidity, excluding infrastructure projects, was EUR 5,088 million, which included
EUR 1,008 million liquidity lines available at the ex-infrastructures projects level as compared to EUR 5,320 million as of December 31, 2024.
Excluding the cash flows from our infrastructure projects, the principal source of our liquidity, is cash generated from operations. We also have access to the debt capital markets through debt issuances and a number of local borrowing facilities in a variety of currencies and at floating rates in order to meet specific funding needs of certain of our subsidiaries. Our liquidity requirements primarily relate to servicing our ongoing debt obligations, our working capital requirements, funding our operating expenses and capital expenditures, funding our dividend payments, and implementing our growth strategies.
We intend to continue to apply a disciplined approach to capital allocation and have established mechanisms to preserve the necessary level of liquidity with periodic procedures that include cash generation forecasts and cash requirements, both for the different short-term collections and payments as well as long-term obligations.
5.B.7Investments and divestments
The table below sets out our investments and divestments split by Business Division for the years ended December 31,
2025 and 2024:

	As of December 31,
	2025			2024
	Investments(1)	Divestments(2)	Cash flows from (used in) investing activities	Investments(1)	Divestments(2)	Cash flows from (used in) investing activities
Toll Roads ............	(1,479)	—	(1,478)	(867)	312	(556)
Airports ................	(240)	1,073	832	(516)	2,005	1,490
construction ..........	(172)	6	(166)	(123)	10	(113)
Services ................	(3)	78	75	(3)	241	238
Others ...................	(394)	—	(394)	(188)	14	(174)
Interest received ...	144		144	172		172
Investment of long-term restricted cash .......	96		96	257		257
Total .................	(2,049)	1,158	(891)	(1,269)	2,582	1,313
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
5.B.8Financing
5.B.8.1.1.Infrastructure project borrowings
5.B.8.1.1.1.Project debt guarantees and covenants
Our debt classified as project debt refers to debt (i) without recourse to the shareholders of the projects (i.e., our consolidated subsidiaries through which we have an indirect interest in the relevant project), including us, or (ii) with recourse limited to the guarantees granted by said shareholders. The guarantees granted by our subsidiaries in relation to the debt of these projects are described in “—E. Critical Accounting Estimates—1. Off-Balance-Sheet Arrangements
and Contingent Liabilities.” As of December 31, 2025, all of our fully consolidated project companies are in compliance with the significant covenants in force.
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
▪Corporate Bonds: the book value of the corporate bonds as of December 31, 2025, amounted to EUR 2,653 million (EUR 2,292 million as of December 31, 2024). Their characteristics are shown in the following table.

Date of issuance	Notional amount as of December 31, 2025	Maturity	Annual Coupon
(in millions of euros)

5/14/2020	780	5/14/2026	1.382%
11/12/2020	500	11/12/2028	0.540%
9/10/2023	500	9/13/2030	4.375%
1/16/2025	500	1/16/2030	3.250%
11/20/2025	400	5/20/2031	0.750%
▪All issues made as of 2017 and up to 2023 are admitted to trading on the AIAF fixed income market
(Spain). All these issues are guaranteed by Ferrovial SE.
▪During the year ended December, 2024, the bond issued in July 2014 for a notional amount of EUR
300 million and annual coupon of 2.500% was repaid.
▪On January 16, 2025, we issued a corporate bond amounting to EUR 500 million, with maturity date on January 16, 2030. The bond has an annual coupon of 3.25% payable annually and was issued by our parent company, Ferrovial SE, and is admitted to trading on Euronext Dublin.
▪On November 20, 2025, we issued a non-dilutive cash-settled convertible bond amounting to EUR
400 million, maturing on November 20, 2031. The bond carries a coupon of 0.75%, payable annually, and was issued by our parent company, Ferrovial SE. It is admitted to trading on
Freiverkehr, the open market of the Frankfurt Stock Exchange.

▪Sustainability Linked Bond: in September 2023, our parent company Ferrovial SE, issued a sustainable linked bond for an amount of EUR 500 million, with maturity in 2030. The proceeds of the sustainability linked bond were used to repay EUR 500 million of the bilateral banking facilities, increasing the average life of our debt and reducing the cost of debt of ex-infrastructure project borrowings. The sustainability linked bond includes two sustainability performance targets (“SPTs”): (i) an absolute reduction of Scope
1&2 GHG emissions of 31.9% by 2028, using 2009 as base year (SPT1.1) and (ii) a 20% reduction of certain Scope 3 GHG emissions by 2028, using 2015 as base year (SPT2.1). Failure to meet one or both
SPTs would entitle bondholders to receive: (i) if SPT1.1 is missed, +30 bps at maturity, and (ii) if SPT2.1 is missed, +45 bps at maturity. The sustainability linked bond is listed in the regulated market of Ireland
(Euronext Dublin).
▪Sustainability Target Euro Commercial Paper: in the third quarter of 2023, we formalized a program to issue promissory notes for a maximum amount of EUR 1,5 billion, with maturities between 1 and 364 days from the issue date, allowing for greater diversification of funding sources in the capital market and more efficient management of available liquidity. Its book balance as of December 31, 2025, was EUR 50 million.
The Sustainability Target Euro Commercial Paper program issued by the Company from the Netherlands is not listed on any regulated markets and has received the Short-Term European Paper label (STEP label)
from the STEP Secretariat, the body in charge of the day-to-day management of the STEP label.
▪Corporate liquidity facility: in January 2025 we refinanced the corporate liquidity line incorporating sustainability criteria linked to key performance metrics. The initial`s facility final maturity is January 2030 with the possibility of two extensions of 1 year each. At the end of 2025, the first of the extensions has been approved and current final maturity is 2031. The facility has a maximum limit of EUR 900 million with the possibility of drawing down balances in EUR, USD, CAD and GBP. No amount is drawn as of the date of this Annual Report.
▪Cross-currency swaps: in order to hedge possible variations in the interest rate and exchange rate of the amounts drawn under the corporate liquidity facility, we  contracted cross currency swaps for USD 260 million, that were settled in 2025, and with an agreed countervalue of EUR 250 million, the fair value of which amounts to a loss of EUR 13 million.
The change in corporate debt compared to December 31, 2024 (EUR 89 million) is mainly due to the lower issuance of Euro-commercial papers (EUR 199 million), with an average rate of 3.85%, as well as the redemption of the bond issued in 2014 for EUR 300 million.
5.B.8.2.2Corporate Rating
The financial rating agencies Standard & Poor’s and Fitch maintain their opinion on the financial rating of our corporate senior debt at ‘BBB’ and ‘BBB with a stable outlook’, respectively, within the “Investment Grade” category.
5.B.8.2.3Other Debt
The other debt line amounts to EUR 47 million as of December 31, 2025, compared to EUR 36 million as of
December 31, 2024 and mainly includes balances of other bank debt, predominantly in the Construction Business
Division (EUR 42 million as of December 31, 2025).
5.B.9Future Material Investments and Anticipated Capital Expenditures
Our future investment commitments to invest capital in infrastructure project companies as of December 31, 2025, is the following:

	2026	2027	2028	2029	2030	2030 AND BEYOND	TOTAL
			(in millions of euros)
Highways ............................................................................	—	—	—	—	—	—	—
Airports ...............................................................................	—	—	—	—	—	—	—
Energy ................................................................................	61	—	5	5	—	—	71
INVESTMENTS IN FULLY- CONSOLIDATED INFRASTRUCTURE PROJECT	61	—	5	5	—	—	71
Highways ............................................................................	—	15	—	—	—	—	15
Airports ...............................................................................	63	—	—	—	—	—	63
Construction .......................................................................	1	—	—	—	—	—	1
INVESTMENTS IN EQUITY- ACCOUNTED INFRASTRUCTURE PROJECT	63	15	—	—	—	—	78
TOTAL INVESTMENTS	124	15	5	5	—	—	149
We committed to invest up to EUR 30 million in companies in which Ferrovial holds non-controlling interests that are engaged in innovation projects.
In addition, commitments were made to invest up to EUR 199 million in projects primarily engaged in highways and renewable energy assets pending of financial close.
5.CResearch and Development, Patents and Licenses, etc.
See “Item 4. Information on the Company—B. Business Overview—6. Research and Development” and “Item 5.
Operating and Financial Review and Prospects—A. Operating Results.”
5.DTrend Information
See “—A. Operating Results.”
5.ECritical Accounting Estimates
We have provided a summary of our significant accounting policies, estimates and judgments in Note 1.3 (Accounting
Policies) to the Audited Financial Statements. The following critical accounting discussion pertains to the accounting policies, judgments, estimates and assumptions that management believes are most critical to the portrayal of our historical financial condition and results of operations. Other companies in similar businesses may use different estimation policies and methodologies, which may impact on the comparability of our financial condition, results of operations and cash flows to those of other companies. For additional information, see Note 1.1 (Basis of presentation, the Company’s activities and consolidation scope) and Note 1.3 (Accounting policies) to the Audited Financial
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
In all these cases, it was concluded that the projects in question should be equity-accounted, because Ferrovial does not have the right to appoint the majority of the Board Directors and the Board resolutions (including the appointment of the main executive positions) always require a simple or qualified majority, where Ferrovial does not itself have a casting vote in the event of a tie. For further details, see Note 1.3.2 (Basis of Consolidation) to the Audited Financial
Statements.
Accounting estimates and judgments
The information regarding our Accounting estimated and judgments is explained in Note 1.3.4 (Accounting estimates and judgments) to the Audited Financial Statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES
6.ADirectors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this Annual
Report.

Name	Age	Position
Directors*
Rafael del Pino ..............................................................	67	Executive Director (Chairman)
Óscar Fanjul ...................................................................	76	Non-Executive Director (Vice-Chairman)
Ignacio Madridejos ........................................................	60	Executive Director (Chief Executive Officer)
María del Pino ................................................................	69	Non-Executive Director
José Fernando Sánchez-Junco ........................................	78	Non-Executive Director
Philip Bowman ..............................................................	73	Non-Executive Director
Hanne Sørensen .............................................................	60	Non-Executive Director
Bruno Di Leo ................................................................	68	Non-Executive Director
Juan Hoyos .....................................................................	73	Non-Executive Director (Lead Director)
Gonzalo Urquijo ............................................................	64	Non-Executive Director
Hildegard Wortmann .....................................................	59	Non-Executive Director

Executive Officers
Rafael del Pino ...............................................................	67	Executive Director (Chairman)
Ignacio Madridejos .......................................................	60	Executive Director (Chief Executive Officer)
Ernesto Lopez Mozo ......................................................	61	Chief Financial Officer
Andrés Sacristán ............................................................	55	Chief Executive Officer of Cintra
Luke Bugeja ..................................................................	57	Chief Executive Officer of Ferrovial Airports
Ignacio Gastón ..............................................................	55	Chief Executive Officer of Ferrovial Construction
María José Esteruelas ....................................................	53	Chief Executive Officer of Ferrovial Energy
* As previously announced, Alicia Reyes resigned as a non-executive director effective January 19, 2026.
Unless otherwise indicated, the current business addresses for our directors and executive officers is Gustav
Mahlerplein 61-63, Symphony Towers, 14th floor, 1082 MS Amsterdam, The Netherlands. The following is a brief summary of the business experience of our directors and executive officers.
6.A.1Biographies of Directors
Rafael del Pino—Executive Director (Chairman)
Rafael del Pino has served as our CEO (1992-2000) and as our Executive Chairman (since 2000). Within the Group, he has also been Chairman of Cintra, our Highways Business Division subsidiary (1998-2009). Other past directorships include Uralita, a Spanish construction materials company (1996-2002); Banesto, a Spanish bank owned by Banco Santander (2003-2012); and the Zurich Insurance Group, a Swiss insurance company (2012-2014). In addition to his directorship roles, Mr. del Pino is a member of the MIT Corporation, MIT Energy Initiative’s External
Advisory Board, and MIT Sloan European Advisory Board, as well as of the IESE Business School’s International
Advisory Board. He is also a member of the Royal Academy of Engineering of Spain since 2014. Mr. del Pino holds a degree in Civil Engineering from Universidad Politécnica de Madrid and an MBA from MIT Sloan School of
Management.

Óscar Fanjul—Non-Executive Director (Vice-Chairman)
Óscar Fanjul has served as one of our directors since 2015 and has held the position of Vice-Chairman since 2020. He also serves as a non-executive director of Cellnex, a Spanish telecommunications company (since 2023) and as its chairman (since 2024); he is also a non-executive chairman of HWK, an asset management firm specialized in technology (since 2024). He is a trustee of the Spanish branch of the Aspen Institute (since 2011) and of the Norman
Foster Foundation (since 2019). Previously, Mr. Fanjul was the founding chairman and CEO of Repsol, a Spanish global integrated oil company (1985-1996). He has also served as chairman of NH Hotel Group, a Spanish multinational hotel company (1997-1999), and Hidroelectrica del Cantábrico, a Spanish electricity producer
(1999-2001). He has been a director at Marsh & McLennan Companies, a U.S. professional services firm (2001-2025), and held the position of vice-chairman at Lafarge and Holcim an international construction materials companies, both prior to (2009-2015) and after (2015-2021) Lafarge and Holcim’s merger in 2015. He has also been a director at
Unilever (1996-2004), BBVA (1998-2002), Acerinox, a Spanish stainless steel manufacturer (2001-2016), the London
Stock Exchange (2001-2013), and Areva, a French nuclear energy conglomerate (2008-2012). He was a trustee of the
Center for Monetary and Financial Studies of the Bank of Spain (1999-2025). He holds a Ph.D. in economics from
Universidad Complutense de Madrid and has been a visiting scholar at the Departments of Economics at Harvard
University and MIT.
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
María del Pino—Non-Executive Director
María del Pino has served as one of our directors since 2006. She is also chairperson of the Fundación Rafael del
Pino, a Spanish private non-profit organization (since 2008). Since 2008, Ms. del Pino has also been a member of the board of trustees of the Fundación Princesa de Asturias, the honorary consultancy body of a Spanish non-profit organization. Furthermore, since 2017, Ms. del Pino has also been the chief executive officer and chairperson of
Menosmares, S.L. (“Menosmares”), a holding company under her control. Ms. del Pino acts as legal representative of
Menosmares on several boards, including: Lolland S.A., a holding company of which Menosmares is a joint director
(since 2016); the board of directors of Casa Grande de Cartagena,  S.A.U., a holding company of which Menosmares is rotating chairman and vice-chairman (since 2017); the board of directors of Polan S.A., a Spanish real estate company focused on the rental of office space and parking and of which Menosmares is rotating chairman and vice-
chairman (since 2017); and the board of directors of Pactio Gestión, SGIIC, S.A.U., a Spanish investment management firm of which Menosmares is vice-chairman (since 2017). Previously, she was also chairperson of Altais Invest
SICAV S.A. (1998-2022) and of Chart Inversiones SICAV S.A. (2022-2025), Spanish collective investment vehicles.
Ms. del Pino holds a degree in Economics and Business Administration from Universidad Complutense de Madrid and in Management Development from IESE Business School.
José Fernando Sánchez-Junco—Non-Executive Director
José Fernando Sánchez-Junco has served as one of our directors since 2009. Prior to this directorship, he was a director of Cintra, the subsidiary that heads our Highways Business Division (2004-2009). He is also a director at
Villabuena Inversiones, S.L., a Spanish private wealth management firm, since 2007, and an honorary chairman of the
Maxam Group, a Spanish technology and chemical multinational company, since 2020. Previously, Mr. Sánchez-
Junco served in various roles at the Maxam Group, including as former sole administrator (1990-1994), executive chairman and chief executive officer (1994-2020), and as executive/non-executive director (1990-2021); he was also the founder and chairman of the board of trustees of the Maxam Foundation (2006-2022), a Spanish private non-profit organization. He was a member of the State Corp of Industrial Engineers (1978-1990), managing director of the iron, steel, and naval industries (1985-1988) and a managing director of industry (1988-1990) at the Spanish Ministry of

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
He was also director of Better Capital PCC Limited, a Guernsey investment company (2009-2024). Mr. Bowman has held positions as chairman of Liberty plc (1998-2000), a U.K. owner and operator of department stores and fabric designer; Coral Eurobet Limited (2004-2005), a U.K. sports betting company; Potrero Distilling Holdings LLC
(2016-2018), a holding company for a U.S. beverage conglomerate; and Hotaling & Co. LLC (2018-2019), a U.S.
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
Hanne Sørensen—Non-Executive Director
Hanne Sørensen has served as one of our directors since 2017. Ms. Sørensen also serves as a director of Tata
Consulting Services, an Indian-based information technology services and consulting company (since 2018); Jaguar
Land Rover Automotive Plc., a U.K. holding company for the Jaguar Land Rover Group, a U.K. automobile manufacturing multinational company (since 2018); and its subsidiaries Jaguar Land Rover Limited (since 2019) and
Jaguar Land Rover Holdings (since 2023).
She was a director of Holcim Ltd, a Swiss construction materials manufacturer multinational company (2013-2025)
and its vice-chair (2022-2025); and a director at Tata Motors, an Indian automotive manufacturing company
(2018-2025). She also was the interim chief executive officer of V Group Limited (2017), a U.K. ship management company. She was also chief executive officer for Damco (2014-2016), a Dutch-based international logistics company, and of Maersk Tankers (2012-2013), a Danish tanker services company, part of the Maersk Group. She also served as a chief commercial officer (2008-2012); East Mediterranean regional manager (2006-2008); SAP program director (2002-2006); regional chief financial officer for the far east region (2001-2002); chief financial officer for
India (1999-2001); finance manager for Italy (1997-1999); and business auditor (1994-1997) at Maersk Line, a Danish international integrated logistics company.
Ms. Sørensen was chairman of ITOPF (2013), a U.K. non-profit organization, vice-chairman of Hoegh Autoliners
(2012-2013), a Norwegian provider of ocean transportation services; nonexecutive director of Sulzer (2018-2023), a
Swiss-based international company specialized in pumps, rotating equipment and chemtech; and a director of Axcel
(2010-2013), a Danish private equity firm, INTTRA (2010-2012), a U.S. technology provider to the maritime industry,
Jaguar Land Rover Holdings Limited (2019-2022), Jaguar Land Rover North America Holdings LLC (2021-2022),

Jaguar Land Rover China (2021-2022), and Delhivery (2017-2021), an Indian courier service provider company. Ms.
Sørensen holds a Master of Sciences in Economics and Management from the University of Aarhus.
Bruno Di Leo—Non-Executive Director
Bruno Di Leo has served as one of our directors since 2018. He is a managing director and chief executive officer of
Bearing North LLC, an independent advisory firm focused on business expansion and senior executive counseling in strategy and operations. He is also a non-executive director of Cummins, a U.S. engine manufacturing multinational company (since 2015), as well as a member of the IESE’s International Advisory Board in Spain (since 2013) and of the Deming Center Advisory Board of Columbia Business School (since 2012). Previously, he held various executive roles at IBM Corporation, a U.S. technology multinational company, including as a general manager for IBM Latin
America (2002-2004), general manager of IBM Europe (2005-2008), general manager of the growth markets unit
(2008-2011), and senior vice-president of global markets (2012-2018). Mr. Di Leo has a degree in Business
Administration from Universidad Ricardo Palma and a postgraduate degree from Escuela Superior de Administración.
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
Gonzalo Urquijo—Non-Executive Director
Gonzalo Urquijo has served as one of our directors since 2019. He also serves as the chairman of the Fundación
Hesperia, a Spanish non-profit entity (since 2012); and as a member of the board of trustees of the Fundación
Princesa de Asturias (since 2006). Previously, Mr. Gonzalo Urquijo was chief executive officer of Talgo, a Spanish manufacturer of passenger trains (2021-2025) and served as member of its board until 15 January 2026; was a non-
executive director of Gestamp Automoción, a Spanish automotive engineering multinational company (2017-2025);
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
Hildegard Wortmann—Non-Executive Director
Hildegard Wortmann has served as one of our directors since 2021. She is also a non-executive independent director of BRP Inc -Bombardier Recreational Products- (since 2025) a Canadian company. Previously, Ms. Wortmann was a member of the extended executive committee (2022-2024) and a member of the board of management for sales (2022)
of Volkswagen Group, a German automotive manufacturer multinational company; and a member of the board of management of Audi AG, a German automotive manufacturer multinational company (2019-2024). She also served as a nonexecutive director of Volkswagen Financial Services AG (2021-2024); a non-executive director of each of
Porsche Holding GmbH, a German holding multinational company within the Volkswagen Group, Porsche Austria
GmbH, the Austrian branch of automotive manufacturer Porsche, and Porsche Retail GmbH (each from 2020-2024);
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
Alicia Reyes—Non-Executive Director
As previously announced, Alicia Reyes resigned as a non-executive director effective January 19, 2026. Until then Ms.
Reyes served as one of our directors since 2021. She is an independent non-executive director of KBC Group, a
Belgian bank-insurance group, and its affiliates KBC Bank N.V. and KBC Global Services (since 2022); an independent member of the General and Supervisory Board of Energias de Portugal (EDP) (since 2024); and Chair of the Board of Directors of Ardonagh Europe. Previously,  Ms. Reyes was a non-executive director of Banco Sabadell, a
Spanish financial institution, and one the Group’s lenders (2020-2025); a president and chief executive officer of
Momentus Securities, a FINRA member firm (2023); a guest industrial professor at the Institute of Finance and
Technology in University College London (UCL) (2020-2023); a director and the chief executive officer of Wells
Fargo Securities International Limited, a U.K. broker-dealer part of U.S. financial services multinational company
Wells Fargo, and Wells Fargo Securities Europe SA (2016-2019), also part of Wells Fargo; a non-executive director of
TSB Bank (2021-2022), a U.K. financial institution; global head of structuring in the investment banking division and global head of insurance solutions and strategic equity derivatives of Barclays Capital (2006-2014), a U.K. brokerage firm and investment advisor part of Barclays PLC; country manager for Spain and Portugal of Bear Stearns, a U.S.
investment bank (2002-2006); and chief investment officer of Telecom Ventures (1998-2002), Abengoa’s venture capital fund specialized in technology. She also worked for Deutsche Bank (1996-1998), a German financial institution, as an associate in the relative value group. Ms. Reyes holds a degree in Law, Economics, and Business
Administration and a PhD in quantitative methods and financial markets from Universidad Pontificia Comillas
(ICADE).Biographies of Executive Officers
Rafael del Pino—Executive Director (Chairman)
See “—1. Biographies of Directors.”
Ignacio Madridejos—Executive Director (Chief Executive Officer)
See “—1. Biographies of Directors.”
Ernesto López Mozo—Chief Financial Officer
Ernesto López Mozo has served as the Chief Financial Officer of Ferrovial since 2009. Mr. López Mozo is also the chairman of the board of directors (since 2023) and member of the audit and control committee (since 2018), of Aegon
España, S.A., the Spanish branch of Dutch insurance group Aegon. He previously served as a board member of
Heathrow Airports Holdings (2009-2024). He has held various management positions at Telefónica Group
(1999-2009), a Spanish telecommunications multinational company; JP Morgan (1994-1999), a U.S. financial entity;
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
Andrés Sacristán—Chief Executive Officer of Cintra
Andrés Sacristán has served as the Chief Executive Officer of Cintra since 2021. Mr. Sacristán began his career with
Cintra in 2001, holding several positions in the car parks division, including head of development (2005-2007), before moving on to the Highways division, where he served as head of operations at Eurolink M4 in Ireland (2007-2009)
and as managing director of Radial 4 in Madrid (2009-2010). In 2010, he was appointed country manager for Spain and as a member of Cintra’s Executive Committee. In 2013, he became head of Europe, and in 2015 he took charge of the Australian and Colombian markets. He was appointed director and chief executive officer of Canadian concession companies 407 International Inc. (director between 2017 to present; chief executive officer between 2017-2020),
Canadian Tolling Company International Inc (2017-2020), and 407 ETR Concession Company Limited (2017-2020).
In 2020, Mr. Sacristán took over the management of Cintra’s United States branch and became director of our U.S.
highways concession companies I-66 Express Mobility Partner Holdings LLC (since 2020); I-77 Mobility Partners
Holding LLC (since 2020); LBJ Infrastructure Group Holding LLC (since 2020), NTE Mobility Partners Holding LLC and  NTE Mobility Partners Segments 3 Holding LLC (since 2020; he also served as president of each between
2021-2022). Mr. Sacristán holds a Master of Sciences in Civil Engineering from Universidad Politécnica de Madrid.
Luke Bugeja—Chief Executive Officer of Ferrovial Airports
Luke Bugeja has served as the Chief Executive Officer of Ferrovial Airports, the subsidiary that heads our Airports
Business Division, since 2021. He has also served as a non-executive director of FGP Topco and Heathrow Airports
Holdings (since 2021); non-executive chairman of NTO and YDA Turkey, the concession company managing
Dalaman Airport (since 2022). Previously, he was the independent chairman and director of Interflour Group, a
Singaporean grain producer (2019-2025), and a non-executive director of Eurostar International Limited (2020-2021), a railway company operating the Eurostar train services. Mr. Bugeja has spent most of his career in the aviation industry, focusing on airport infrastructure with operational, commercial, and financial experience in airlines, airports, and investment management. He worked at Australian airlines Qantas Airways (1989-2000) and Virgin Blue
(2000-2005) and has held senior positions, including as chief operating officer, at Changi Airports International in
Singapore (2018-2019) and non-executive director roles at the London City Airport in the U.K. (2016-2018), Brussels
Airport in Belgium (2008-2018), and Bristol Airport in the U.K. (2005-2018). Mr. Bugeja also held senior executive positions at Macquarie Bank Limited / MAp Airports (2005-2011), an Australian airport operator, and at Ontario
Airport Investments (2011-2018), a U.K. airport operator owned by the Ontario Teachers’ Pension Plan. Most recently, Mr. Bugeja was a senior advisor for OMERS Infrastructure (2019-2020), the infrastructure investment advisory branch of OMERS, the pension plan for municipal employees in the province of Ontario and was an operating partner at Hermes GPE (2020-2021), a U.K. equity partnership investment entity. He holds a Diploma in
Business Travel and Tourism from William Angliss College and an MBA from Deakin University.
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
María José Esteruelas—Chief Executive Officer of Ferrovial Energy
María José Esteruelas has served as the Chief Executive Officer of our Energy Division since January 2024. She also serves as a director of Ferrovial’s subsidiaries Ferrovial Energìa, S.A.U. (formerly Siemsa Industria, S.A.) (since
2021), Siemsa Control y Sistemas, S.A.U., Ferrovial Energy Solutions LLC (since 2021), Ferrovial Webber Energy
LLC (since 2022), Ferrovial Energy US LLC (since 2024), BXF Energia Spzoo (since 2024), Ferrovial EG B.V. (since
2024), Ferrovial Energy Pty Ltd (since 2024), Ferrovial Transco International BV (since 2024), Ferrovial Power
Infrastructure Chile Spa (since 2024), and Ferrovial Infraestructuras Energéticas, S.A.U. (since 2024).
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

6.A.2Family Relationships and Other Information
Rafael del Pino, executive director and our Chairman, is the brother of María del Pino; María del Pino serves as one of our non-executive directors. Aside from this, there are no other family relationships between any of our executive officers and our directors.
Ignacio del Pino, the Company’s Chief Investment Officer, is the son of our Chairman, Rafael del Pino. Ignacio del
Pino holds a BS in Mechanical Engineering from MIT and an MBA from the Stanford Graduate School of Business.
6.BCompensation
6.B.1Overview
The Board and the Nomination and Remuneration Committee are responsible for determining the appropriate remuneration package for our directors (“Executive Directors”, “Non-Executive Directors,” or “Directors” as
applicable) in accordance with the remuneration policy as in effect from time to time (the “Remuneration Policy”), as well as the remuneration package for the others executive officers. The Nomination and Remuneration Committee is also responsible for proposing the basic conditions of the contracts of the Executive Officers, including the Chief
Executive Officer, and other senior managers.
6.B.2Compensation of Directors and Executive Directors
6.B.2.1.Compensation of Directors
Directors’ remuneration in their standing as such (i.e., for their mere membership of the Board and not including executive functions) consists of: (i) a fixed annual fee; and (ii) attendance fees.
The fixed fee is paid in quarterly settlements. If the maximum annual amount included in the Directors’ Remuneration
Policy is exceeded, the fixed compensation is first reduced in proportion to each director.
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
In accordance with the Remuneration Policy, each Director receives 16.7% of his/her total annual remuneration in ordinary shares of Ferrovial. Ordinary shares received by each Director are not linked to the Company’s performance and are subject to a holding period of 3 years (or the end of the Directors’ term of office, if earlier).
In 2025, the Company and its subsidiaries did not set aside or accrue any amounts to provide for pensions and retirement to Directors. The Company does not have any pension plans in place for Non-Executive Directors. See “—
2. Compensation for Executive Directors—3. Long-term savings system” for a description of the long term savings system (the “Long Term Savings Plan”) available to the Chief Executive Officer.
Presented below is a breakdown of compensation payments for the Company directors (the ‘‘Directors”) in 2025:

	Applies to	Amount
Fixed fee ...........................................................................
	Chairman	EUR 152,400
	Deputy Chairman 1	EUR 138,600

	Other members of the Board	EUR 97,200
Attendance fees (EUR per meeting) ..............................	Board	EUR 7,200
	Executive Committee	EUR 2,640
	Audit and Control Committee	EUR 2,640
	Nomination and Remuneration Committee	EUR 1,980

The total amount paid in 2025 to the Directors for their membership of the Board was EUR 2,280,000, which is the maximum annual amount established in the Director’s Remuneration Policy in force at the time. This amount included
(i) EUR 756,360 for attendance fees; (ii) EUR 1,523,640 for fixed emolument. The last figure comprised EUR
260,640 distributed among the Directors considering their length of service on the Board during the year. It is the difference between the whole amount paid to Directors for attendance fees and fixed emolument and the maximum annual amount established in said Remuneration Policy.
Presented below is a description of the compensation payments to each of our Directors in their capacity as such made during the year ended December 31, 2025, as recognized in the Audited Financial Statements for the year then ended:

Director Compensation payments during the year ended December 31, 2025
	Fixed	Attendance		Net
Director	Emolument(1)	fees(1)	Total(1)	ordinary shares(2)
	(in thousands of euros)
Rafael del Pino .............................................................................	174	113	287	428
Óscar Fanjul .................................................................................	160	83	243	469
Ignacio Madridejos ......................................................................	119	56	175	261
María del Pino .............................................................................	119	56	175	338
José Fernando Sánchez-Junco ......................................................	119	66	185	357
Philip Bowman ............................................................................	119	56	175	338
Hanne Sørensen ...........................................................................	119	44	163	242
Bruno Di Leo ...............................................................................	119	55	174	335
Juan Hoyos ..................................................................................	119	56	175	338
Gonzalo Urquijo ...........................................................................	119	64	183	353
Hildegard Wortmann ...................................................................	119	49	168	324
Alicia Reyes .................................................................................	119	56	175	338
(1) The numbers in the column are rounded (.5 up).
(2) The gross value of the ordinary shares a Director is entitled to represents 16.7% of the Director’s total annual gross remuneration. The number of net ordinary shares included in this table reflects the impact of withholding tax.
6.B.2.2.Compensation of Executive Directors
The compensation package for the Executive Directors, consisting of the Chairman and the Chief Executive Officer, comprises the following fixed and variable components: (i) fixed remuneration; (ii) annual variable remuneration; (iii)
long-term value remuneration; (iv) long term savings system; (v) remuneration in kind; and (vi) severance arrangements.
The Board of Directors determines the remuneration of individual Executive Directors, with due observance of the
Remuneration Policy. Executive Directors do not participate in the deliberations and decision-making process of the
Board in determining their own remuneration and other terms of service.
The following table summarizes the components of Executive Director Compensation.

Executive Director	Fixed Remuneration	Annual Variable Remuneration	Long-Term Value Remuneration
(for the year ended December 31, 2025)

Chairman and Executive and Proprietary Director .......................	EUR 1,650,000	Target: 125% of the Fixed Remuneration Maximum: 190% of the Fixed Remuneration	Maximum (annualized): 150% of the Fixed Remuneration
Chief Executive Officer and Executive Director .........................	EUR 1,600,000	Target: 100% of the Fixed Remuneration Maximum: 150% of the Fixed Remuneration	Maximum (annualized): 150% of the Fixed Remuneration

6.B.2.2.1Fixed remuneration
The fixed annual base salary of Executive Directors is determined through consideration of the executive duties associated with the specific role of each Executive Director and benchmark remuneration levels at listed companies comparable to the Company. The fixed remuneration is paid on a monthly basis.
6.B.2.2.2Remuneration in kind
The Company has taken out life insurance policies to cover the risk of death and disability, of which the Executive
Directors are beneficiaries. In addition, Executive Directors are eligible for other social benefits such as a company car, medical insurance, life and accident insurance, liability insurance and other non-material benefits, up to and aggregate amount of EUR 50,000. The Chairman and the Chief Executive Officer may also allocate part of their annual gross fixed remuneration to obtain some of the products or services offered by the Company under its flexible remuneration plan.
6.B.2.2.3Long-term savings systems
This component of the remuneration scheme consists of an extraordinary and deferred remuneration that becomes effective only when, upon reaching a certain age, the Chief Executive Officer leaves the Company by mutual agreement with the Company, with no consolidated rights. To fund this extraordinary remuneration, the Company makes annual contributions to a group savings insurance policy, of which the Company is both, the policyholder and beneficiary. For an explanation of similar compensation received by the Executive Officers and other senior management, see “—3. Compensation of Executive Officers and Other Senior Management.”
This extraordinary remuneration shall not exceed 20% of the total annual remuneration calculated as the sum of the fixed annual base remuneration and target the annual variable remuneration (100% of base salary). The amount of extraordinary remuneration accumulates annually in the savings plan. An amount equal to 50% of the benefit received by the Chief Executive Officer upon termination of the employment relationship with the Company shall be subject to a two-year post-contractual non-competition agreement between the Chief Executive Officer and the Company.
The right to receive the extraordinary remuneration is incompatible with the payment of any other compensation to which the Chief Executive Officer may be entitled as a result of the termination of the employment relationship with the Company.
6.B.2.2.4Variable Elements
6.B.2.2.4.1Annual Variable Remuneration (“AVR”)
AVR, which is paid in cash, is linked to individual performance and to the achievement of specific, predetermined and quantifiable economic, financial, industrial and operating targets, as set out in the Company’s strategic plans. These targets are determined without prejudice to the possibility of considering other factors, particularly in the fields of corporate governance and corporate social responsibility which may be quantitative or qualitative.
The amount of the AVR is determined at the end of the year by the Board of Directors upon the proposal of the
Nomination and Remuneration Committee. The Nomination and Remuneration Committee may propose adjustments to the variable remuneration determined by the Board under exceptional circumstances due to internal or external factors. Additionally, the remuneration related to the results of the Company shall consider any qualifications recorded in the report of the external auditor which might impair the cited results.
If Executive Directors receive fees for attendance at meetings of the boards and committees of other companies related to Ferrovial, these amounts shall be deducted from the AVR of each Director.
The AVR calculation assesses whether the quantitative and qualitative targets have been achieved.
▪Quantitative targets: consist of metrics that ensure an appropriate balance between the financial and operational aspects of managing the Company and have a minimum weighting of 70% of the entire incentive.
▪Qualitative targets: relate to environmental, social and corporate governance (ESG) factors and have a maximum weighting of 30% of the overall incentive. Qualitative targets are principally linked to the assessment of the individual performance of the Executive Directors.
The current AVR target amounts for the Chairman and the Chief Executive Officer are as follows:

▪Chairman: 125% of the fixed remuneration and exceeding targets up to 190% of the fixed remuneration.
▪Chief Executive Officer: 100% of fixed remuneration and exceeding targets up to 150% of the fixed remuneration.
6.B.2.2.4.2Long-term Variable Remuneration (“LTVR”)
Executive Directors participate in a long-term variable remuneration system based on performance shares delivery plans, in which other executives and key professionals of the Group also participate (the “LTVR”). These plans are usually structured in overlapping multiyear cycles (currently three years), with “units” being granted annually. These
“units” may be converted into ordinary shares at the end of the vesting period (currently three years) if the performance metrics to which the LTVR is subject are met). The LTVR can be summarized as follows:
The 2023-2025 plan
▪The 2023-2025 Long Term Remuneration Plan (the “LTRP”) was approved for the Executive Directors and certain other managers of the Group by the Ferrovial Board on December 15, 2022. The 2023-2025 LTRP
was also consequently approved for the Executive Directors at the general meeting of Ferrovial, S.A. on
April 13, 2023.
▪The 2023-2025 LTRP provides for the annual grant of “units,” potentially convertible into ordinary shares, in 2023, 2024 and 2025. These ordinary shares, as the case may be, will be delivered in the year in which the third anniversary of the grant of the corresponding units is reached (i.e., 2026 for the 2023 grant, 2027 for the 2024 grant and 2028 for the 2025 grant).
▪The “units” granted under the 2023-2025 LTRP may be converted into ordinary shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, expect in circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial, value creation for the company and ESG targets are met, as approved by the board of directors of Ferrovial SE and the general meeting of Ferrovial SE.
The 2023-2025 plan for the Executive Directors, was submitted for approval at the general shareholders’ meeting of
Ferrovial International SE as it pertains to the plan post-Merger implementation on June 13, 2023, and was approved during this meeting (with effect from the date on which the Merger became effective).
The chart below contains a summary of the LTVR granted under the 2023-2025 plan:

	Long-term incentive plan		At the beginni ng of 2024 financi al year	Granted during the 2024 financial year	Granted during the 2025 financial year	Consolidated during the 2024 financial year				Consolidated during the 2025 financial year				Instrum ents expired and not exercise (2024)	At the end of the 2024 financial year	Instrumen ts expired and not exercise 2025	At the end of the 2025 financial year
			No. of Equiva lent	No. of Equivalent	No. of Equivalent	No. of Equivalent	No. of consoli dated Equiv alent	Consolidate d share price	Gross profit from consolidated share	No . of equivale nt	No . of consolid ated equivale nt	Consolidate d share price	Gross profit from consolidate d share	No . of instrum ent	No. of Equivalent	No . of instrument	No. of Equivalent
	Plan	Grant	shares	shares	shares	shares	shares	(EUR)	(EUR thousand)	shares	shares	(EUR)	(EUR thousand)	(units)	shares	(units)	shares
Chairman ..	2020-2022	2021	67,500	—	—	54,000	54,000	36	1,946	—	—	—	—	13,500	—	—	—
		2022	56,400	—	—	—	—	—	—	50,760	50,760	40	2,049	—	56,400	5,640	—
	2023-2025	2023	50,680	—	—	—	—	—	—	—	—	—	—	—	50,680	—	50,680
		2024	—	39,241	—	—	—	—	—	—	—	—	—	—	39,241	—	39,241
		2025	—	—	32,458	—	—	—	—	—	—	—	—	—	—	—	32,458
Chief Executive officer .......	2020-2022	2021	67,500	—	—	54,000	54,000	36	1,946	—	—	—	—	13,500	—	—	—
		2022	56,400	—	—	—	—	—	—	50,760	50,760	40	2,049	—	56,400	5,640	—
	2023-2025	2023	69,925	—	—	—	—	—	—	—	—	—	—	—	69,925	—	69,925
		2024	—	61,441	—	—	—	—	—	—	—	—	—	—	61,441	—	61,441
		2025	—	—	50,820	—	—	—	—	—	—	—	—	—	—	—	50,820
6.B.2.2.5Pension and fringe benefits
Executive Directors do not receive any pension or fringe benefits other than those mentioned in “—2. Remuneration in kind.”
The Chief Executive Officer participates in a deferred compensation scheme. See “—3. Long-term savings systems.”

6.B.2.2.6Severance arrangements and compensation for non-competition agreements
There are contractual severance arrangements in place with the Executive Directors. The key conditions of the
Chairman’s and the Chief Executive Officer’s contracts are described below:
Chairman:
▪Termination and compensation: termination of the Chairman’s contract for any reason whatsoever does not entitle the Chairman to any compensation.
▪Non-competition: the contract contains a post-contractual non-competition obligation for a period of two years after termination of the contract, compensated by an amount equal to two annuities of the Chairman’s fixed remuneration.
Chief Executive Officer:
▪Termination and compensation: in the event of termination, the Chief Executive Officer is entitled to gross compensation equal to the greater of the following two amounts: (i)  the sum of the annual amount of the fixed remuneration and the annual variable target remuneration corresponding to the year in which the contract is terminated; or (ii) the amounts accumulated as of the termination date under the extraordinary deferred remuneration plan, subject to a cap of two annual payments of the total annual remuneration.
▪Non-competition: 50% of the total amount the Chief Executive Officer could receive in case of termination of the contract is subject to compliance with a two-year post-contractual non-competition agreement.
Set forth below is a description of the compensation for Executive Directors for the year ended December 31, 2025, as recognized in the Audited Financial Statements for the year then ended:

2025
(in thousands of euros)
Chairman
Fixed remuneration ..........................................................................................................................	1,650
Variable remuneration .....................................................................................................................	3,053
Plans linked to shares .......................................................................................................................	2,049
Other (1) ...............................................................................................................................................	15
Total ................................................................................................................................................	6,767

Chief Executive Officer
Fixed remuneration ...........................................................................................................................	1,600
Variable remuneration ....................................................................................................................	2,298
Share plan linked to objectives .........................................................................................................	2,049
Other (1) .................................................................................................................................................	38
Total .................................................................................................................................................	5,985
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

6.B.3.Compensation of Executive Officers and Other Senior Management
In 2025, the total remuneration for the members of the senior management, including the Executive Officers, but excluding the Executive Directors (i.e., the Chairman and the Chief Executive Officer), amounted to EUR 27,813,461, comprised of EUR 6,054,107 in fixed remuneration, EUR 7,209,934 in variable remuneration, EUR 6,775,573 in shares under the LTRP and EUR 2,675,315 in life insurance premiums, fees for board memberships in other subsidiaries and expatriation-related’ premiums and EUR 5,098,532 in concepts related with the separation of members of the Senior Management Team in 2025 (amount subject to income tax).
In 2025, no amounts were set aside or accrued by us or our subsidiaries to provide for pensions, retirement or similar benefits for senior management, except in limited cases in accordance with certain local legal requirements or common market practices and any related contributions were immaterial in amount. In addition, a contribution of EUR
1,789,742 (including EUR 5,369 of expenses) was made to a group savings insurance policy under which the
Company is both the policy holder and the beneficiary in relation to an extraordinary remuneration scheme for senior management, similar to the Long-Term Savings Plan described for the Chief Executive Officer. For further details on the operation of the Long-Term Savings Plan, see “—2. Compensation of Directors and Executive Directors—2.
Compensation of Executive Directors—3. Long-term savings systems.” Under this extraordinary remuneration scheme, senior managers are, subject to the fulfillment of certain conditions, paid extraordinary remuneration upon leaving their respective position.
6.B.4.Equity Incentive Plan
The 2023-2025 LTRP described above is provided to Executive Directors, senior managers and managers. The annual cost for the 2023-2025 plan may not exceed EUR 22,700,000 and is capped at a maximum of 340 participants. This plan is conditional on employees remaining at the Company for three years from the date of grant (barring special circumstances). The 2023-2025 plan is conditional on the achievement of certain performance metrics calculated on the basis of business cash flow, total shareholder return relative to a peer group and, in case of 2025 plan, to the S&P
500 Index during the vesting period and certain ESG indicators.

	2025	2024	2023
Number of ordinary shares at beginning of year .......	1,729,752	1,953,016	1,782,127
Plans granted ...................................................................	463,127	543,320	653,611
Plans settled .....................................................................	(518,434)	(538,868)	(277,493)
Shares surrendered and other ...........................................	(106,383)	(200,618)	(192,425)
Shares exercised ..............................................................	(18,775)	(27,098)	(12,804)
Number of ordinary shares at year-end ......................	1,549,287	1,729,752	1,953,016
There were 1,549,287 shares outstanding in relation to these plans as of December 31, 2025.
In addition to the ordinary shares granted under the LTRP, all Ferrovial employees who are Spanish residents are allowed, pursuant to PIT Law, to request to receive payment of their compensation in ordinary shares in lieu of cash, up to an annual maximum amount of EUR 12,000.
6.CBoard Practices
6.C.1Board
We have a one-tier board consisting of two Executive Directors (the Chairman and the Chief Executive Officer) and
nine Non-Executive Directors (ten during 2025 and until January 19, 2026, when Alicia Reyes resigned as a non-
executive director).
6.C.1.1Powers, Responsibilities and Functioning
The Board is charged with the management of the Company, delegating the day-to-day management to the management team, and supervises the activities of the Ferrovial Group. The Board is responsible for the continuity and for the sustainable long-term value creation of the Company and its affiliated enterprise, taking into account the interests of relevant stakeholders as applicable.
The Board may allocate its duties among the Directors by means of the Board Rules or otherwise in writing, subject to any limitations provided by law or in the Articles of Association.

The Executive Directors are primarily responsible for the day-to-day management of the Company and for the development, proposal and implementation of the strategy. The Executive Directors must timely provide the Non-
Executive Directors with the information they need to carry out their duties. The Non- Executive Directors supervise the Executive Directors’ management and performance of duties and the Company’s general affairs and its business.
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
6.C.1.3Composition, Appointment and Removal
The Articles of Association provide that the Board consists of one or more Executive Directors and two or more Non-
Executive Directors and that, the majority of the Board must consist of Non-Executive Directors. The Board determines the exact number of Directors, as well as the number of Executive and Non-Executive Directors, provided that the number of Directors must be at least three and cannot exceed twelve. The Board is currently composed of eleven members (twelve during 2025 and until January 19, 2026, when Alicia Reyes resigned as a non-executive director), which facilitates an efficient effective and participatory operation. There are two Executive Directors (the
Chairman and the CEO) and nine Non-Executive Directors (ten during 2025 and until January 19, 2026, when Alicia
Reyes resigned as a non-executive director). The General Meeting appoints the Directors pursuant to a nomination thereto by the Board. The nomination for appointment of a Director sets out whether such Director is nominated for appointment as Executive Director or Non-Executive Director. The nomination must be included in the notice of the
General Meeting at which the nomination is to be considered.
The Board shall designate one of the Directors as Chairman and shall designate one of the Independent Directors as
Lead Director if the Chairman is not an Independent Director. The Board has designated one of the Executive
Directors as Chairman, one of its Non-Executive Directors as Vice-Chairman, one of its Executive Directors as CEO,
and one of the Independent Directors as Lead Director.
The Chairman is ultimately responsible for overseeing the effective operation of the Board. The Chairman's duties include preparing and submitting to the Board a schedule of meeting dates and agendas, the power to convene Board meetings, setting the agenda for the meetings, leading the discussions and deliberations while ensuring that sufficient time is given to discussion of strategic questions, organizing and coordinating the periodic evaluation of the Board, and approving and reviewing refresh courses for each Director, when circumstances so advise. He also acts as the main contact for the Directors and shareholders regarding the functioning of the Board.
The Lead Director, amongst other duties, is specifically empowered to request the convening of the Board or include new items on the agenda of a Board meeting already convened, coordinate and convene the Non-Executive Directors and direct, if applicable, the periodic evaluation of the Chairman. The Lead Director also chairs meetings of the Board in the absence of the Chairman and Vice-Chairmen and gives voice to any concerns of the Non-Executive Directors.
Alongside the Chairman, the Lead Director acts as the main contact for the Directors and shareholders regarding the functioning of the Board. The Lead Director also has, together with the Chairman, the duties set out in article 17.3 of
Board Rules, including ensuring the proper functioning of the Board.
Neither Dutch law nor the Articles of Association or Board Rules contain provisions on the retirement of Directors based on an age-limit, or a number of ordinary shares required to qualify for the role of Director.
The General Meeting may suspend or dismiss a Director. The Board may, at any time, suspend an Executive Director.
If the seat of an Executive Director or the seat of a Non-Executive Director is vacant or upon the inability of such director, the Board may provide for a temporary replacement.

The Executive Directors have entered into service agreements with the Company; only the service contract with the
Chief Executive Officer contains severance provisions. For additional information, including regarding Non-Executive
Directors in this regard, see “—B.2.2.7 Employment and Service Agreements.”
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
The Company does not rely on the “foreign private issuer exemption” from Nasdaq’s requirement that a majority of the Company’s Board be independent. Under the Board Rules, the Board shall consist of a majority of directors who qualify as independent directors. The Board consists of eleven directors (twelve during 2025 and until January 19,
2026, when Alicia Reyes resigned as a non-executive director, eight (nine during 2025 and until January 19, 2026, when Alicia Reyes resigned as a non-executive director) of whom qualify as independent directors as defined in the
Nasdaq corporate governance rules.
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
6.C.1.6Diversity
Ferrovial’s Board composition is subject to diversity requirements under both Dutch law and the Dutch Corporate
Governance Code. Pursuant to Dutch law, Ferrovial is required to apply a mandatory transitional quota of at least one-
third women and at least one-third men in relation to appointments of Non-Executive Directors. Subject to such exceptions as provided for by law, a resolution to appoint a Non-Executive Director who does not contribute to the mandatory quota while the quota is not met, is null and void. In such event, the person in question will not become a
Non-Executive Director. The quota applies to new appointments, meaning companies can reappoint a Non-Executive
Director without complying with the one-third quota in respect of such re-appointment, but only where this occurs within eight years after the year of the Non-Executive Director’s first appointment. In addition, Ferrovial is required to set specific, appropriate and ambitious goals in respect of gender for its Executive Directors and leadership team.
The Non-Executive Directors are comprised of six male Non-Executive Directors and three (four during 2025 and until January 19, 2026, when Alicia Reyes resigned as a non-executive director) female Non-Executive Directors and satisfies the Dutch law requirements.
6.C.1.7Board Meetings and Decisions
Unless the applicable Dutch law, the Articles of Association or the Board Rules provide otherwise, resolutions of the
Board are adopted by a majority of the votes cast in a meeting if more than one half of the Directors entitled to vote attends the meeting, in person or represented. Voting and adopting resolutions in writing (including by email) and without a meeting is only permitted when no Director expresses opposition in writing to this procedure. In the event of a tied vote, the Chairman has a casting vote, provided at least two other Directors entitled to vote are in office.
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
6.C.3Board Committees
The Board has constituted, from among its members, an Executive Committee, an Audit and Control Committee and a
Nomination and Remuneration Committee. Among other duties, the Audit and Control Committee and the Nomination and Remuneration Committee have a preparatory and/or advisory role to the Board. Each of these committees is governed by a charter on its role, duties and functioning. These committees consist of Directors who are appointed for such committees by the Board and report their findings to the Board, which is ultimately responsible for all decision-
making. Each committee’s members and functions are described below.
6.C.4Executive Committee
Pursuant to the Board Rules, the Executive Committee may resolve on all matters on which the Board can resolve, subject to applicable law and the Articles of Association or as explicitly provided otherwise in the Board Rules. The entirety of the members must consist of Directors. Among its duties, the Executive Committee monitors the Group’s financial information, the evolution of the main business indicators, as well as the status of the most relevant matters of the Company. The Executive Committee shall meet as often as the Chairman should deem fit for the proper operation of the Company.
The Executive Committee consists of Rafael del Pino (the Chairman), Óscar Fanjul (the Vice-Chairman), Ignacio
Madridejos (the CEO), María del Pino, José Fernando Sánchez-Junco, and Juan Hoyos (the Lead Director).

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
The Audit and Control Committee consists of Óscar Fanjul (chairman), Philip Bowman and Gonzalo Urquijo (Alicia
Reyes, who resigned effective January 19, 2026, was a member of the Audit and Control Committee until that date).
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
The Nomination and Remuneration Committee consists of Bruno Di Leo (chairman), José Fernando Sánchez-Junco,
Hanne Sørensen, Gonzalo Urquijo and Hildegard Wortmann.
6.DEmployees
As of December 31, 2025, our workforce totaled  22,609 employees including 22,319 full-time and 290 part-time employees. Of these, 2,770 employees were under a temporary employment contract. During 2025, over 4,948 employees were based in the United States, with the remainder distributed across various countries including Spain and the Netherlands. We believe we offer our employees competitive compensation packages and a dynamic work environment. We have generally been able to attract and retain qualified employees and maintain a core management team. We plan to hire additional experienced and talented employees in areas such as technical production, finance, marketing and certain technical areas as we grow our business.
We believe that we maintain a good working relationship with our employees, and we have not experienced any major labor disputes.
6.EShare Ownership
See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
6.FDisclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
None.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.AMajor Shareholders
The following table presents the beneficial ownership of our ordinary shares as of February 6, 2026 for:
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
The SEC rules for determination of major shareholders for purposes of this Item 7A differ from the rules for determination of beneficial ownership under Dutch securities laws. The figures included herein have been calculated taking into consideration shares outstanding. Therefore, ordinary shares held by the Company as treasury shares have not been considered in determining the percentage of ordinary shares beneficially owned by each shareholder, executive officer or board member.
The percentage of beneficial ownership for the following table is based on 719,457,752 ordinary shares outstanding as of February 6, 2026 (and excludes 14,297,620 ordinary shares held by Ferrovial as treasury shares). Shares that an individual has the right to acquire within 60 days of February 6, 2026 through the vesting or exercise of any option, warrant or other right are deemed to be beneficially owned, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage.

Unless otherwise indicated, the address for each listed shareholder is: Gustav Mahlerplein 61-63, (Symphony Towers,
14th floor), 1082 MS Amsterdam, the Netherlands.

Name of Beneficial Owner	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% or Greater Shareholders
Rafael del Pino(1) ..................................................................................................	157,986,603	21.96%
María del Pino(2) ..................................................................................................	63,430,056	8.82%

Executive Officers and Board Members
Rafael del Pino(1) ..................................................................................................	157,986,603	21.96%
Óscar Fanjul .........................................................................................................	48,243	*
Ignacio Madridejos .............................................................................................	179,195	*
María del Pino(2) ..................................................................................................	63,430,056	8.82%
José Fernando Sánchez-Junco ..............................................................................	190,011	*
Philip Bowman .....................................................................................................	34,312	*
Hanne Sørensen ...................................................................................................	242
Bruno Di Leo ......................................................................................................	335
Juan Hoyos ..........................................................................................................	6,487	*
Gonzalo Urquijo ...................................................................................................	572	*
Hildegard Wortmann ..........................................................................................	324
Ernesto Lopez Mozo ...........................................................................................	212,011	*
Ignacio Gastón ....................................................................................................	90,038	*
Luke Bugeja .........................................................................................................	-
María José Esteruelas ..........................................................................................	2,988	*
Andrés Sacristán .................................................................................................	55,980	*
All executive officers and directors as a group (16 persons)	222,237,397	30.89%
(*) Represents less than 1%.
(1)Based on information known to the Company pursuant to Dutch regulations. Rafael del Pino directly holds 428 ordinary shares. Rafael del
Pino owns an interest of 99.87% in Rijn Capital SARL, an entity which holds 157,986,175 ordinary shares, and may be deemed to be the beneficial owner of such ordinary shares held by Rijn Capital SARL.
(2)Based on information reported on a Schedule 13G filed on November 13, 2025 and other information known to the Company pursuant to
Dutch regulations. María del Pino directly holds 24,520 ordinary shares. María del Pino owns an approximate interest of 100% in
Menosmares, S.L., an entity which holds 63,405,536 ordinary shares, and may be deemed to be the beneficial owner of such ordinary shares.
Registered Holders
As of February 6, 2026, we had 1 holder of record of our ordinary shares with a registered address in the United
States. This holder is Cede & Co., the nominee of The Depository Trust Company. This shareholder held in the aggregate 498,351,427 of our outstanding ordinary shares, or 69.23% of our outstanding ordinary shares as of
February 6, 2026. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares were held by brokers or other nominees.
Change of Control Arrangements
We are not aware of any arrangement that may at a subsequent date result in a change of control of the Company.
7.BRelated Party Transactions
The Company reviews applicable transactions for potential related party treatment, including terms, approvals processes, and required disclosures, in accordance with our related party transactions policy.
The following is a description of material related party transactions since January 1, 2025 and for the period indicated.

7.B.1Transactions between the Company (or Group Companies) and key management personnel or close family members thereof
▪Ms. Alicia Reyes served as a non-executive director of Banco Sabadell, S.A. (“Banco Sabadell”) until March
20, 2025. Ms. Reyes also served as Non-Executive Director of Ferrovial during the fiscal year ended
December 31, 2025 and until her resignation, effective January 19, 2026. Since January 1, 2025 through
March 20, 2025, the Company or its subsidiaries had financing obligations in place with Banco Sabadell
(including financing agreements, bank guarantees and expenses) in the aggregate amount of approximately
EUR 190 million (exclusive of any financial income or settlement of derivatives which are in favor of the
Group Companies).
▪We have entered into service agreements with our Executive Directors. Information about these agreements, may be found in this Annual Report under “Item 6. Directors, Senior Management and Employees—B.
Compensation” and is incorporated herein by reference.
▪As previously disclosed:
–In 2023, a company controlled by Mr. Rafael del Pino, the Chairman of the Company, hired Ferrovial
Construcción, S.A., a wholly-owned subsidiary of the Company, as project manager in charge of the control and supervision of the construction and refurbishment works of certain buildings. The underlying works are being executed by third parties. The works are being carried out on market terms and on an arm’s length basis.
–In October 2023, Mr. Rafael, Mr. Ignacio and Mr. Juan del Pino Fernández-Fontecha, all sons of Mr. Rafael del Pino, the Chairman of the Company, entered into a construction contract with Ferrovial Construcción,
S.A. in relation to certain real estate. The works, completed between October and November 2025 were carried out on market terms and on an arm’s length basis.
Both of the foregoing agreements were entered into in the ordinary course of business of Ferrovial
Construcción, S.A.
For description of certain family relationships, see “Item 6. Directors, Senior Management, and Employees—A.
Directors and Senior Management—3. Family Relationships.”
7.B.2Transactions between Group Companies and Equity-accounted Companies
Transactions carried out between Group Companies and equity-accounted companies in the ordinary course of business on standard customer terms are noted as follows for the year -ended December 31, 2025: Services received
(EUR -2); services provided (EUR 62); Net financial expenses/Income (EUR 21); Payables to the related parties (EUR
50); Receivables from the related parties (EUR 29); Net receivables due to financial transactions (EUR 139) .
7.B.3Transactions between Group Companies
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
In 2025, our Construction Business Division billed EUR 179.4 million to our infrastructure project companies for work performed and related advance payments. The Construction Business Division recognized sales in connection with the aforementioned work performed amounting to EUR 177.6 million in 2025. The loss from these transactions attributable to the Company’s holdings in the infrastructure project companies involved in these transactions (and not eliminated on consolidation), net of taxes and non-controlling interests, amounted to a loss of EUR 3.9 million in
2025.

7.CInterests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8.AConsolidated Statements and Other Financial Information
8.A.1Financial Statements
See “Item 18. Financial Statements,” which contains our financial statements prepared in accordance with IFRS.
8.A.2Legal Proceedings
We are, from time to time, party to various legal proceedings arising out of our ordinary course of business. The information regarding our Legal Proceedings is explained in Note 6.5.1 (Litigation) to the Audited Financial
Statements.
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

8.A.3.1.6Payment
Payment of any future dividend on ordinary shares in cash will be made in Euro and U.S-dollars. Any dividends on ordinary shares that are paid to shareholders through the Depository Trust Company (“DTC”) will be automatically credited to the cash account of the relevant shareholders’ DTC participant account in U.S. dollars, including holders of book-entry interests in our ordinary shares holding through intermediaries who are direct participants in Euroclear
Bank (except for Euroclear Nederland and its participant entities), while dividends that are paid to shareholders through Iberclear and Euroclear Nederland are expected to be credited in Euro to the cash account of the relevant
Euroclear Nederland or Iberclear participant. Payments to DRS Holders will be paid by the U.S. transfer agent in U.S.
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
8.A.3.2Our Dividend History and Policy
8.A.3.2.1.Dividends
We have traditionally paid our dividends in the form of a flexible dividend scheme (a scrip dividend) in which our shareholders have the option of receiving their dividend in the form of additional shares in Ferrovial or, alternatively, in cash. In 2024 and 2025, we also paid a cash-only dividend. Dividends paid or delivered in the form of our ordinary shares may have a dilutive effect and may be made available in the form of newly issued ordinary shares, paid up from our freely distributable reserves or such other reserves as permitted under Dutch law, or paid through delivery of our treasury shares. In November 2025, the scrip dividend was paid delivering ordinary shares from treasury and accordingly did not have such dilutive effect.
If the Board, in its sole discretion, does not consider it advisable to implement such a flexible dividend in view of market conditions, the conditions of Ferrovial itself, or any other circumstances, it may elect not to distribute such dividend. The Board, in its sole discretion, may also decide to pay additional dividends or to pay a dividend in cash only or shares only.
8.A.3.2.2.Dividend History
At the Company’s General Meeting held on April 24, 2025, the Board announced its intention to distribute one or more interim flexible dividends in 2025 for a cash equivalent amount of approximately EUR 570 million, subject to the Board’s discretion in light of market conditions, the Company’s conditions and any other circumstances.
The table below summarizes the dividends paid in the financial years ended December 31, 2025 and 2024.

	2025				2024
Ferrovial dividend history	December	November	June	TOTAL	December	December	June	TOTAL
Per share dividend amount (Euro)	0.077	0.4769	0.3182	0.872	0.0346	0.4597	0.3033	0.798
Aggregate dividends declared	56	342	228	626	25	330	220	575
Ferrovial shareholders who elected ordinary shares as dividends (%)		82,1%	82,5%			82,7%	78,2%
Ferrovial shareholders who elected cash as dividends (%)		17,9%	17,5%			17,3%	21,8%
Ordinary shares issued or existing shares delivered (number)		5,128,453	4,195,421	9,323,874		7,402,412	4,719,782	12,122,194
Value of ordinary shares issued or delivered (Eur million) (*)		281	188	469		273	172	445
Cash dividend paid (Eur million)	56	61	40	157	25	57	48	130
(*) The value of ordinary shares issued or delivered represents the number of ordinary shares issued or delivered multiplied by the volume weighted average price calculated as announced and described immediately below.

As announced, with respect to the scrip dividends paid in June and November 2025 and June and December 2024,
Ferrovial determined the number of existing Ferrovial shares entitled to one Ferrovial share using the volume weighted average price of all traded Ferrovial shares on the Spanish Stock Exchanges during the last three days of the election period for each scrip dividend.
The table below summarizes the weighted average price of all traded Ferrovial Shares on the Spanish Stock Exchanges during the last three days of the election period for each scrip dividend in the financial years ended December 31, 2025 and 2024.

	2025		2024
Scrip dividend	November	June	December	June
Volume weighted average price (Euro)	54.8	44.8	36.9	36.5
In addition to the scrip dividends, on December 22, 2025 and on December 27, 2024, we paid interim cash dividends of EUR 0.077 and EUR 0.034 per Ferrovial share respectively, both against Ferrovial's reserves, in an aggregate dividend amounts of EUR 56 million and EUR 25 million respectively.
8.A.3.2.3 Share repurchases and cancellation of ordinary shares held in treasury
We may also repurchase our ordinary shares from time to time, pursuant to publicly announced share repurchase programs. No cancellation of ordinary shares held in treasury was made in 2025. For additional information regarding our share repurchase  programs (share buybacks), see “Item 16E. Purchases of Equity Securities by the Issuer and
Affiliated Purchasers.”
8.A.3.2.4 Uncollected Dividends
For more information, see “Item 8.A. Consolidated Statements and Other Financial Information—3. Dividends—1.
General—. 6 Payment.”.
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
8.A.4Recent Developments
8.A.4.1Business developments
See “Item 4. Information on the Company—A. History and Development on the Company.”
8.B.Significant Changes
Refer to Note 6.11 (Events After the Reporting Date) to the Audited Financial Statements for details regarding events subsequent to the reporting period. Since December 31, 2025, until the filing of this Annual Report, no other significant changes have occurred in our financial statements included “Item 18. Financial Statements.”
ITEM 9. THE OFFER AND LISTING
9.A.Offer and Listing Details
Ferrovial is  triple listed on the Spanish Stock Exchange, Euronext Amsterdam, and Nasdaq. Ferrovial began trading on the Madrid Stock Exchange on May 5, 1999. The Company adopted a dual listing on June 16, 2023, when our ordinary shares started trading simultaneously on  Euronext Amsterdam and the Spanish Stock Exchanges. On May 9,
2024, our ordinary shares began trading on Nasdaq under the ticker symbol “FER”.
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
10.CMaterial Contracts
The following are the material contracts, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report. For descriptions see the cross references to discussion in this Annual Report:
• 407 ETR Concession and Ground Lease Agreement (incorporated by reference to Exhibit 4.1 to the Company’s
Registration Statement on Form 20-F (File No. 001-41912) filed with the SEC on January 5, 2024. See “Item 4.
Information on the Company  —B. Business overview —3. Group Overview —2. Our Business Divisions —1.
Highways  Business —Canada —The 407 ETR”
Compensation arrangements
• General Conditions of the Performance-Based Share Plan of the Company for Executive Directors and Senior
Management 2023-2025 for 2023 and 2024, together with the forms of Specific Conditions thereunder (File No.
001-41912) filed with the SEC on February 28, 2025 and for 2025 filed as Exhibit 4.9 to this Annual Report. See
“Item 6. Directors, Senior Management, and Employees—B. Compensation.”
• General Conditions of the Performance-Based Share Plan of the Company for Executives 2023-2025 for 2023 and
2024, together with the forms of Specific Conditions thereunder (File No. 001-41912) filed with the SEC on February
28, 2025 and for 2025 filed as Exhibit 4.10 to this Annual Report. See “Item 6. Directors, Senior Management, and
Employees—B. Compensation.”
• General Conditions of the Plan to Receive Remuneration Through the Delivery of Ferrovial SE Shares 2025-2029
(File No. 001-41912) filed with the SEC on February 28, 2025. See “Item 6. Directors, Senior Management, and
Employees—B. Compensation—4. Equity Incentive Plan.”
• General Conditions of the Directors Share Plan of Ferrovial SE: Form S-8 Filed in October 2025 (File No.
333-291116) filed with the SEC on October 28, 2025. “Item 6. Directors, Senior Management, and Employees—B.
Compensation.”
• General Conditions of the Performance-Based Share Plan of the Company for Executive Directors and Senior
Management 2026-2028, together with the form of Specific Conditions thereunder (filed as Exhibit 4.11 to this Annual
Report). See “Item 6. Directors, Senior Management, and Employees—B. Compensation.”
• General Conditions of the Performance-Based Share Plan of the Company for Executives 2026-2028, together with the form of Specific Conditions thereunder (filed as Exhibit 4.12 to this Annual Report). See “Item 6. Directors,
Senior Management, and Employees—B. Compensation.”

• Restricted Stock Unit Plan for Eligible Employees 2026-2028 (filed as Exhibit 4.13 to this Annual Report). See
“Item 6. Directors, Senior Management, and Employees—B. Compensation.”
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
▪is entitled or required to apply the dividend withholding tax exemption (inhoudingsvrijstelling) (pursuant to
Section 4 or 4a of the DWTA) with respect to any profits derived from ordinary shares. A shareholder may, in general terms, be entitled or required to apply a dividend withholding tax exemption if it holds an interest of 5.0% or more of the nominal paid-up share capital in the Company. Pursuant to Section 4a of the DWTA, a shareholder may, in general terms, be entitled to apply a dividend withholding tax exemption if such shareholder: (x) is an entity that is tax resident in the Netherlands but not subject to Dutch corporate income tax, or (y) is an entity which (a) is a resident of a member state of the European Union (“EU”), or a state that is a party to the Agreement on the EEA or, to the extent that it concerns shares that are held as a portfolio investment, another state that has been designated by means of a ministerial decree as a state with which the
Netherlands can exchange information in line with the international standard on exchange of information, (b)
is not subject to a profit tax levied by that state, and (c) would not have been subject to Dutch corporate income tax had that entity been resident in the Netherlands for Dutch corporate income tax purposes, and such shareholder has obtained a formal decision from the Dutch Tax Authorities stating that these requirements are met (kwalificatiebeschikking); or
▪is an entity related (gelieerd) to the Company within the meaning of the Withholding Tax Act 2021 (Wet bronbelasting 2021). An entity is considered related if: (i) it holds, directly or indirectly, a Qualifying
Interest (as defined below) in the Company; (ii) the Company, directly or indirectly, holds a Qualifying
Interest in the shareholder; or (iii) a third party holds, directly or indirectly, a Qualifying Interest in both the
Company and the shareholder. An entity is also considered related to the Company if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a Qualifying
Interest in the Company. The term “Qualifying Interest” means a directly or indirectly held interest, either by an entity individually or jointly if an entity is part of a collaborating group, that enables such entity or such collaborating group to exercise a definite influence over another entities’ decisions, such as the Company or the shareholder as the case may be, and allows it to determine the other entities’ activities.
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

Whether the Company is treated as a PFIC is a factual determination that is made on an annual basis after the close of each taxable year. This determination will depend on, among other things, the ownership and the composition of the income and assets, as well as the value of the assets (which may fluctuate with our market capitalization), of the
Company and its subsidiaries from time to time. Based on the nature of the Company’s business, the ownership and the composition of the income, assets and operations of the Company, although not free from doubt, the Company believes it was not a PFIC for the taxable year ending December 31, 2025. However, the determination of the
Company’s PFIC status is complex and subject to ambiguities. Moreover, the Company’s PFIC status for the current and future taxable years depends, in large part, on the expected value of our goodwill, which could fluctuate significantly. The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that the Company will not be classified as a PFIC for the current taxable year or for any future taxable year.
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
Ferrovial, S.A. applied the Special Tax Neutrality Regime, and at such time, Ferrovial, S.A assets were allocated to a branch of the Company in Spain, and to the extent that the Merger is considered by the Spanish tax authorities to be carried out for sound business reasons and not tax driven:
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
The Special Tax Neutral Regime will also apply to shareholders resident in Spain or in an EU or EEA member state, that should attribute to ordinary shares received in exchange the same tax basis that ordinary shares of Ferrovial, S.A.
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
10.FDividends and Paying Agents
Not applicable.
10.GStatement by Experts
Not applicable.
10.HDocuments on Display
We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the
Exchange Act, we are required to file or furnish reports and other information with the SEC.
We maintain an internet address at www.ferrovial.com and make available free of charge through our website our annual reports on Form 20-F, current reports on Form 6-K, and amendments thereto, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, which are available as soon as reasonably practicable after we file or furnish such information to the SEC. The SEC maintains a website at https://www.sec.gov/ that contains reports, proxy and information statements and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.
As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, since our ordinary shares are traded on Euronext Amsterdam and the Spanish Stock Exchanges, we file or disclose, as applicable, annual and semi-annual reports and other information with, and furnish information to, the Dutch Authority for the Financial
Markets (Stichting Autoriteit Financiële Markten, the “AFM”) and the Spanish National Securities Market
Commission (Comisión Nacional del Mercado de Valores, or “CMNV”), as required under the applicable Dutch and
Spanish laws.
Copies of our filings with the AFM and the CMNV can be retrieved electronically at www.afm.nl and www.cnmv.es, respectively and our website www.ferrovial.com.
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
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based upon our evaluation, our
Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective.
15.BManagement’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate Internal Control over Financial Reporting
(ICFR), as defined in Rule 13a-15(f) under the Exchange Act, that is a process designed under the supervision of our
CEO and CFO, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial
Reporting Standards as issued by the International Accounting Standards Board.
Our internal control over financial reporting includes those policies and procedures that:
▪pertain to the maintenance of records that, in reasonable detail, fairly and accurately reflect the transactions and disposition of our assets;
▪provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
▪provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
Because of its inherent limitations, Internal Control over Financial Reporting may not timely prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with policies or procedures may deteriorate.
Management, including our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our
Internal Control over Financial Reporting as of December 31, 2025, based on the criteria established in Internal
Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission. Based on this assessment, our management concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

15.CAttestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers Auditores, S.L., an independent registered public accounting firm (PCAOB ID 1306), has issued a report both on the consolidated financial statements as of and for the year ended December 31, 2025 and on the effectiveness of Group’s internal control over financial reporting under auditing standards of the Public Company
Accounting Oversight Board (United States). The report is included on page F-3.
15.DChanges in Internal Control Over Financial Reporting
As previously disclosed in our 2024 20-F, filed with the SEC on February 28, 2025, our management identified one material weakness in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to insufficient monitoring controls in relation to the activity of privileged users of IT applications.
During 2025, we have implemented the following changes in our internal control over financial reporting related to our remediation plan for the material weakness: we have worked with the owners of the most critical financial applications to ensure (i) the existence of logs, (ii) information provided by the logs could be extracted, (iii) logs provided useful and meaningful information, enriching them where required, and (iv) and adequate review takes place.
For the latter, and for each core financial system, IT users’ activity was classified in (i) key risk activity and (ii) non-
key risk activity to ensure adequate oversight by appropriate personnel took place for the first group. Finally, the need for this control has also been assessed for the rest of Business Application and IT tools and has been deployed in 57 applications with an effective implementation.
Finally, we have reviewed the results of the testing performed by our Internal Audit function to assess whether any deficiency or a combination of deficiencies could be qualified as material weaknesses. Following this assessment we have concluded that the material weakness identified in 2024 20-F has been remediated as of December 31, 2025.
Other than with respect to the improvements to our internal control over financial reporting in preparation for the
Company’s first year application of SOX as a U.S. listed company and the remediation efforts taken to address the material weakness described above, there were no changes to our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board has determined that Mr. Gonzalo Urquijo is an independent director and audit committee financial expert in accordance with SEC Rule 10A-3 pursuant to Section 10A of the Exchange Act.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Ethics and Business Conduct that applies to employees, officers, and directors of the
Group and is intended to meet the definition of “code of ethics” under this item 16B of Form 20-F, and which accordingly applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions (“Applicable  Officers”). The Code of Ethics and
Business Conduct is available on our website at https://www.ferrovial.com/en/ir-shareholders/corporate-governance/
corporate-policies/, and we intend to disclose on our website any future amendments to the Code of Ethics and
Business Conduct or waivers that exempt any Applicable Officer, or director from provisions in the Code of Ethics and Business Conduct. We granted no waivers to Applicable Officers or director under our Code of Ethics and
Business Conduct in 2025. The information contained on our website is not incorporated by reference in this Annual
Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The consolidated financial statements of Ferrovial SE as of and for the year ended December 31, 2025 have been audited by PricewaterhouseCoopers Auditores, S.L., independent registered public accounting firm, as set forth in their report appearing elsewhere in this Annual Report. The registered business address of PricewaterhouseCoopers
Auditores, S.L. is Torre PwC, Paseo de la Castellana 259 B, 28046 Madrid, Spain.

The audited consolidated financial statements of Ferrovial SE at December 31, 2024 and for the year then ended, appearing in this Annual Report, were audited by Ernst & Young, S.L., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein. The registered business address of Ernst & Young, S.L.
is Calle de Raimundo Fernández Villaverde, 65, 28003 Madrid, Spain.
The table below sets out the total amount billed to us by PricewaterhouseCoopers Auditores, S.L. for services performed in the year ended December 31, 2025, and by Ernst & Young, S.L. for services performed in the year ended
December 31, 2024, and breaks down these amounts by category of service:

	Year Ended December 31,
	2025	2024
	(in millions of euros)
Audit Fees ...............................................................................................	8.98	13.08
Audit-Related Fees .................................................................................	0.70	0.71
Tax Fees ..................................................................................................	0.61	0.02
All Other Fees .........................................................................................	—	—
Total .......................................................................................................	10.29	13.81
“Fees for audit services” relate to the following audit services:
▪Statutory consolidated financial statements;
▪Subsidiaries’ statutory financial statements;
▪Consolidated financial statements under PCAOB standards filed with the SEC;
▪Review of the half year interim consolidated financial statements performed in June.
“Fees for audit related services” are assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements. This category includes fees related to the preparation of comfort letters for debt issued and verification of non- financial information among others.
“Tax fees” relate to fees incurred for tax compliance, tax advice and tax planning.
“Other non-audit services” consist of services provided by the principal accountant, other than the services reported in the above-mentioned sections. During 2024 and 2025, no such services were rendered.
Approval from the Audit and Control Committee is required for non-audit services provided by the external auditor.
All services described above have been approved by the Audit and Control Committee.
Pre-Approval Policies and Procedures
All services provided by our auditors must be approved in advance by either the Audit and Control Committee or members thereof, to whom authority has been delegated, in accordance with the Audit and Control Committe’'s pre-
approval policy, to ensure that such engagements do not impair the independence of our independent registered public accounting firm, except for those types of Audit-related services that are, as determined by the Audit and Control
Committee, unlikely to impair the Auditors’ independence, and are considered pre-approved. They are subject to oversight by the ACC, moreover the ACC is informed on a timely basis of any such services rendered by our auditors.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The table below summarizes the number of ordinary shares that we acquired in 2025 across the Company’s various share repurchase programs authorized by General Meetings of the Company and the Board. In 2025 we repurchased
11,006,460 ordinary shares for an aggregate purchase price of EUR 501 million.

	(a)	(b)	(c)	(d)
Period	Total Number of Shares Purchased (1)	Average Price Paid per share. Amounts in EUR (2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares (or Approximate Dollar Value) that May Yet be purchased Under the Plans or Programs
January 2 -31,2025 (3)	1,320,312	40.72	1,320,312	21,510,148
February 3-28,2025 (3)	1,199,299	42.24	1,199,299	20,310,849
March 3-31,2025 (3)	1,260,849	40.82	1,260,849	19,050,000
April 1-30,2025 (3)	1,260,000	40.19	1,260,000	17,790,000
May 2-30,2025 (3)	1,260,000	47.29	1,260,000	16,530,000
June 2-30, 2025 (4)	630,000	44.71	630,000	14,370,000
July 1-31,2025 (4)	690,000	45.26	690,000	13,680,000
August 1-29,2025 (4)	630,000	46.23	630,000	13,050,000
September 1-30,2025 (4)	660,000	48.10	660,000	12,390,000
October 1-31,2025 (4)	690,000	53.06	690,000	11,700,000
November 3-28,2025 (4)	600,000	55.21	600,000	11,100,000
December 8-31,2025 (4,5)	806,000	56.16	806,000	12,647,000
Total	11,006,460	45.55	11,006,460
(1) In 2025 all shares were repurchased by the Company pursuant to our publicly announced share repurchase programs.
(2) Excludes broker and transaction fees.
(3) On August 23, 2024, Ferrovial announced an additional repurchase program with a maximum net investment of EUR 300,000,000 and maximum share acquisition of 30,000,000 ordinary shares. The program was authorized for the period from August 26, 2024 up to, and including,
February 28, 2025. On December 13, 2024 we announced an extension of the duration of this program until May 30, 2025, and an increase of the maximum investment by EUR 300,000,000, to a total of EUR 600,000,000. The total number of shares repurchased under the program in 2024 was
7,169,540 ordinary shares at an average price of EUR 37.90 per share for a total consideration of EUR 271.7 million. The total number of shares repurchased under the program in 2025 was 6,300,460 ordinary shares at an average price of EUR 42.24 per share for a total consideration of EUR
266.1 million. This program has expired. Over the duration of this program an aggregate number of 13,470,000 ordinary shares were repurchased for a total investment amount of EUR 537.80 million.
(4) On March 14, 2025, Ferrovial announced a share repurchase program with a maximum net investment of EUR 500,000,000 and maximum share acquisition of 15,000,000 ordinary shares,. The program is authorized for the period June 2, 2025 up to, and including, May 29, 2026. The total number of shares repurchased under the program in 2025 was 4,200,000 ordinary shares at an average price of EUR 49.24 per share for a total consideration of EUR 206.8  million. This program was terminated on December 12, 2025.
(5) On December 12, 2025, Ferrovial announced a repurchase program with a maximum net investment of EUR 800,000,000 and maximum share acquisition of 15,000,000 ordinary shares. The program is authorized for the period from December 15, 2025 up to, and including, October 15,
2026. During 2025, we acquired a total of 506,000 ordinary shares under the December 2025 Repurchase program at an average price of EUR
56.27 per share for a total consideration of EUR 28.5 million.
Repurchases are subject to the terms of the authorization of the applicable General Meeting and Board resolution, and the Company’s ability to repurchase may be limited by applicable law, regulatory authority,  agreements with third parties, and market practice. Repurchase programs are subject  to earlier termination if the maximum net investment or maximum share acquisition are reached, or in any other advisable circumstances. Subject to applicable law, repurchases may take place in open market transactions or in privately negotiated transactions and may be made from time to time depending on market conditions, share price, trading volume and other factors.
Reduction of Share Capital
In 2024 the Company cancelled 23,250,608 ordinary shares held in treasury. No cancellation of ordinary shares held in treasury was made in 2025.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
On April 24, 2025, we appointed PricewaterhouseCoopers Auditores, S.L. (“PwC”) as our independent registered public accounting firm for a 3-year period, after running a contest following our  Nasdaq listing and the increased reporting requirements. The appointment of PwC as our independent registered public accounting firm had been recommended by our Audit and Control Committee and was submitted by our Board of Directors for the approval of our general meeting. The decision was not made due to any disagreements between us and our former independent registered public accounting firm Ernst & Young, S.L. (“EY”).

The disclosure called for by paragraph (a) of Item 16F was previously reported, as that term is defined in Rule 12b‑2 under the Exchange Act, in Ferrovial’s Annual Report on Form 20‑F for the year ended December 31, 2024, filed with the SEC on February 28, 2025. A copy of the EY’s letter dated February 27, 2025 was attached as Exhibit 15.1 in our annual report on Form 20-F filed with the Commission on February 28, 2025.
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
The Company relies and intends to continue to rely on the “foreign private issuer exemption” with respect to the following requirements:
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
The Company is permitted, and intends to continue to, follow home country practice in lieu of this requirement. In accordance with Dutch law, our Board, without approval by the General Meeting of shareholders, may approve, and from time to time approves, the adoption of  employee equity compensation arrangements insofar as these do not apply to its statutory directors. For example, during meetings of our
Board held in  2024 and 2025, such  plans, pursuant to which shares are  granted to certain of the
Company’s employees, but not its statutory directors, were adopted.
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
Because we are a foreign private issuer, our directors and senior management are not subject to short-swing profit restrictions under Section 16 of the Exchange Act. They are, however, subject to EU and Dutch securities laws.
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
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our digital products and services, industrial systems and Internet connected assets (collectively, “digital and technological environments”), and the information generated and used in all processes and operations that support business activities (collectively, “Confidential Information”).
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
▪risk assessments designed to help identify potential material cybersecurity risks to our digital and technological environments and Confidential Information.
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
We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition. See “3. Key Information—
D. Risk Factors—3. Risks Related to Operation and Performance—6. Digitalization and the use and importance of digital and technological environments and assets and, consequently, the increased risk of cyber threats and misuse, or failure of such environments and assets (including artificial intelligence and quantum technology), may affect our normal operation of assets and our ability to generate expected value, which could have a material adverse effect on our business, financial condition, and results of operations”.
Cybersecurity Governance
Our Board considers cybersecurity risk as part of its risk oversight function and monitors cybersecurity and other information technology risks. The Board also oversees management’s implementation of our cybersecurity risk management program.

Once a year, and quarterly, respectively the Board and the Audit and Control Committee receive from our Global
CISO a presentation/report on our cybersecurity risks, the status of our cybersecurity program and general cybersecurity topics that impact public companies. In addition, the Global CISO updates the Board, where they deem appropriate, regarding any significant cybersecurity incidents, as well as any incidents considered to be potentially significant.
The Global CISO, together with the Ferrovial Head of Cybersecurity Governance and Business Continuity, the
Ferrovial Head of Cybersecurity Operations, and the local CISOs of our various Business divisions and subsidiaries
(collectively, the “Cybersecurity Management Team”), is responsible for assessing and managing our material risks from cybersecurity threats and allocating resources to implement the cybersecurity program. The team has primary responsibility for our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our Cybersecurity Management Team’s general experience includes: Cybersecurity Governance, Risk & Compliance, Cybersecurity Risk Management, Control
Framework Management and Assessment, Third Party Risk Management, Business Continuity Management,
Resilience Testing, Vulnerability Management, Identity & Access Management and Protection, Cybersecurity Culture
and Awareness, Audit and eDiscovery Management, Cybersecurity Operations and Architectures, Monitoring and
Correlation, Incident Detection and Response, Endpoint Security, Security in Communications Networks and
Perimeters, Cloud Security, Application Security, Attack Surface Management, Threat Intelligence, Information
Protection, Security in Software Development Lifecycle, OT/IoT Security and Cybersecurity Automation.
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
The Ferrovial Head of Cybersecurity Governance and Business Continuity has 20 years of experience in cybersecurity, developing global governance, risk and control models, and deploying them in complex, heterogeneous and multicultural environments, as well as, third party risk management models, cyber risk quantification approaches and business continuity models. Over his career, he has obtained ISACA CISA and CISM qualifications and ISO 27001
LA & LI and ISO 22301 LA certifications and complemented his education by completing an IT Governance Program provided by Universidad of Deusto. He is a professor, collaborator and occasional speaker in associations focused on the practice of cybersecurity and privacy.
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
The Ferrovial Airports/JFK New Terminal Onelocal CISO is a seasoned technology professional with over 19 years of experience in cybersecurity, technology risk management, compliance, and internal audit. He possesses a senior profile with a multidisciplinary background and a proven history of managing international projects. His expertise includes advising senior management and implementing significant information security transformation and cultural change programs. He holds a master’s degree in computer science and engineering from Universidad Autónoma de
Madrid and has completed Executive Management Programs at IE, Headspring, and The Power Business Schools.
Throughout his career, he has obtained numerous professional certifications, including ISAC’s CISA, COBIT, ITIL,
BS25999, and CC’'s Green Level Professional.

The Ferrovial Construction local CISO has more than 15 years of experience in technology and risk management across multiple sectors, in roles including IT risk and control governance auditing and consulting and Head of IT
Audit. He possesses a senior profile with a multidisciplinary background and a proven history of managing international audits. Over his career, he has published over 20 papers and patents in international congresses and worldwide recognized scientific ranked journals. He also holds a Ph.D. in Telecommunications Engineering from the
Polytechnic University of Madrid with the support and supervision of the Institute of Physical and Information
Technologies (CSIC).
The Ferrovial CINTRA EU and NM local CISO has more than 20 years of experience in technology and risk management across multiple sectors, in roles including IT Security Manager, Head of IT Audit, CIO and CISO. Over
his career, he has obtained several information security qualifications such as CISA, CISM, CRISC, Business
Continuity Lead Auditor and Green Level in Industrial Cybersecurity. He has also complemented his education with an IE Business School Management Development Program.
The Ferrovial CINTRA USA local CISO is an information technology professional with over 25 years of experience in cybersecurity, technical architecture design, systems implementation, operation, and maintenance. He holds a bachelor’s degree in computer science from Universidad Tecnológica Simon Rodriguez de Venezuela, and a master’s degree in computer network technology from Herzing University. Throughout his career, he has obtained numerous professional certifications, including ISACA’s CISA, ITIL, Cisco Certified Network Associate, Microsoft Certified
Systems Engineer, VMware Certified Professional, Red Hat Certified Engineer, Microsoft® Certified Azure
Fundamental, and Microsoft® Certified Azure Security Engineer.
The Ferrovial Energy local CISO has over 20 years of experience in technology and risk management across multiple sectors. He complements his professional activity with teaching, advisory board roles, and collaborations with cybersecurity and privacy associations. He holds a degree in Computer Engineering from Universidad Autónoma de
Madrid and several leading security and risk management certifications, including CISSP, CISA, CISM, CRISC,
CDPSE, CSX-F, and ISO 27001 Lead Implementer. He is also accredited as Security Chief and Security Director by the Spanish Ministry of the Interior. Additionally, he completed the Board Member Program at ESADE, holds a degree in Business Management from Universidad Ramon Llull – La Salle, and an Executive MBA from EAE
Business School.
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

ITEM 19. EXHIBITS
The following documents are filed as part of this Annual Report.

EXHIBIT INDEX
		Incorporation by Reference
		Form	File No.	Exhibit No.	Filing Date	Filed / Furnished
Exhibit No.	Description
1.1	Articles of Association	20FR12B	001-41912	1.1	1/5/2024
2.1	Description of Securities					*
4.1	407 ETR Concession and Ground Lease Agreement	20FR12B	001-41912	4.1	1/5/2024
4.2#+	English translation of 2023 General Conditions of the Performance-Based Share Plan of the Company for Executive Directors and Senior Management 2023-2025, together with the form of Specific Conditions thereunder	20-F	001-41912	4.5	2/28/2025
4.3#+	English translation of 2023 General Conditions of the Performance-Based Share Plan of the Company for Executives 2023-2025, together with the form of Specific Conditions thereunder	20-F	001-41912	4.6	2/28/2025
4.4#+	English translation of 2024 General Conditions of the Performance-Based Share Plan of the Company for Executive Directors and Senior Management 2023-2025, together with the form of Specific Conditions thereunder	20-F	001-41912	4.7	2/28/2025
4.5#+	English translation of 2024 General Conditions of the Performance-Based Share Plan of the Company for Executives 2023-2025, together with the form of Specific Conditions thereunder	20-F	001-41912	4.8	2/28/2025
4.6#	English translation of Form of Certificate of Units Allocated under the Performance- Based Share Plans of the Company	20-F	001-41912	4.9	2/28/2025
4.7#	English translation of General Conditions of the Plan to Receive Remuneration Through the Delivery of Ferrovial SE Shares 2025-2029	20-F	001-41912	4.10	2/28/2025
4.8#	General Conditions of the Director Share Plan of Ferrovial, SE	S-8	333-291116	99.1	10/28/2025
4.9#+	2025 General Conditions of the Performance-Based Share Plan of the Company for Executive Directors and Senior Management 2023-2025, together with the form of Specific Conditions thereunder					*
4.10#+	2025 General Conditions of the Performance-Based Share Plan of the Company for Executives 2023-2025, together with the form of Specific Conditions thereunder					*
4.11#+	General Conditions of the Performance- Based Share Plan of the Company for Executive Directors and Senior Management 2026-2028, together with the form of Specific Conditions thereunder					*

4.12#+	General Conditions of the Performance- Based Share Plan of the Company for Executives 2026-2028, together with the form of Specific Conditions thereunder					*
4.13#+	Restricted Stock Unit Plan for Eligible Employees 2026-2028					*
8.1	List of Subsidiaries					*
11.1	Insider Trading Compliance Policy and Procedures	20-F	001-41912	11.1	2/28/2025
12.1	Certification of the Chief Executive Officer under Section 302 of the Sarbanes- Oxley Act of 2002					*
12.2	Certification of the Chief Financial Officer under Section 302 of the Sarbanes- Oxley Act of 2002					*
13.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
15.1	Consent of Independent Registered Public Accounting Firm (s) (Pricewaterhousecoopers Auditores, S.L.)					*
15.2	Consent of Independent Registered Public Accounting Firm (s) (Ernst & Young, S.L.)					*
97.1	Policy for Recovery of Erroneously Awarded Compensation	20-F	001-41912	11.1	2/28/2025
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation					*
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					*
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

Dated: February 25, 2026	Ferrovial SE
By: /s/ Ignacio Madridejos
Name: Ignacio Madridejos
Title: Chief Executive Officer

By: /s/ Ernesto Lopez Mozo
Name: Ernesto López Mozo
Title: Chief Financial Officer

ferrovial

Ferrovial SE
Consolidated Financial Statements
as of December 31, 2025, December 31, 2024
and for each of the years ended
December 31, 2025, December 31, 2024 and December 31, 2023

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PwC PCAOB ID:	1306	.	3
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM EY PCAOB ID:	1461	.	6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Ferrovial SE

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Ferrovial SE and its subsidiaries (the “Company”) as of December 31, 2025, and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statement for the year then ended, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15.B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue recognition from long-term construction contracts
As described in Notes 1.3.3.4, 1.3.4 and 4.4 to the consolidated financial statements, the revenue recognized from long-term construction contracts for the year ended December 31, 2025 was EUR 7,455 million. The Company enters into long-term construction contracts with customers where revenue is recognized over time in accordance with either the output or input method. The output method, where the units completed in each contract are the basis used to recognize revenue, involves measuring the work carried out or surveying performance completed to date. The input method is applied where the output method cannot be applied, estimating the total costs forecast to complete the work, using most recent budgets approved for each project. For both methods, management estimates the total amount of revenue to be recognized including variable consideration, modifications, claims or disputes, when applicable.
The principal considerations for our determination that performing procedures relating to revenue recognition from long-term construction contracts is a critical audit matter are (i) the significant judgment by management when determining and measuring the units completed to reporting date, the estimated total costs forecast to complete the work and the estimated revenue related to modifications, claims or disputes, when applicable and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s estimate of revenue recognition from long-term construction contracts.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming an opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls related to the project progress completed to reporting date, estimated total costs and revenue related to modifications and claims, when applicable. These procedures also included, among others, for a sample of long-term construction contracts (i) testing management’s determination of the units completed to reporting date, which included evaluating specific contract clauses, certifications provided by the customer and other documents; (ii) evaluating management’s ability to reasonably estimate total costs by evaluating management’s methodology and assessing the consistency of management’s approach with prior year budgets and (iii) testing management’s determination of the revenue related to modifications and claims, when applicable, which included evaluating third-party evidence.
Recoverability of fixed assets in infrastructure projects related to the US highways and the related goodwill of the I-66
As described in Notes 1.3.3.2, 1.3.3.3, 3.1 and 3.3 to the consolidated financial statements, the Company’s consolidated fixed assets in infrastructure projects accounted under the intangible asset model was EUR 12,360 million as of December 31, 2025, which includes the balance of the US highways of EUR 11,402 million. In addition, as of December 31, 2025, the Company recognized a related goodwill balance of EUR 243 million corresponding to the acquisition of 5.704% of the concession operator of the I-66 in December 2021. These fixed assets in infrastructure projects are infrastructure investments made by the Company within the scope of IFRIC 12 where remuneration consists of a right to charge fees for the use of the public infrastructure. Management assesses, at least at each reporting date, whether there is an indication that the fixed assets in infrastructure projects accounted under the intangible asset model may be impaired and, if so, performs an impairment test. In addition, the Company also tests its cash-generating units that include goodwill for impairment.
The principal considerations for our determination that performing procedures relating to the recoverability of fixed assets in infrastructure projects related to the US highways and the related goodwill for the I-66 is a critical audit matter are (i) the significant judgment by management when determining whether there is an indication that the fixed assets in infrastructure projects accounted under the intangible asset model may be impaired and when developing the value in use of the I-66; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the revenue projections and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming an opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the evaluation of impairment, including controls related to management’s determination of impairment indicators and goodwill impairment assessment, including controls over the valuation of the fixed assets in infrastructure projects related to the US highways and the related goodwill of the I-66. These procedures also included, among others, (i) testing management’s process for determining if impairment indicators may exist; (ii) evaluating the appropriateness of the discounted cash flow model used in the goodwill impairment assessment; (iii) evaluating the reasonableness of the revenue projections and the discount rate assumptions used by management; and (iv) testing the mathematical accuracy of the discounted cash flow projections used in the goodwill impairment assessment. Evaluating the reasonableness of management’s key assumptions involved (i) performing a retrospective comparison of forecasted revenue to actual past performance and previous forecasts; (ii) evaluating internal and external sources of information when assessing whether there are any indications that an asset may be impaired; (iii) evaluating the consistency of the discount rate with external market and industry data. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of management’s discounted cash flow model and reasonableness of the discount rate assumptions used in the goodwill impairment assessment.

/s/ PricewaterhouseCoopers Auditores, S.L.
Madrid, Spain
February 25, 2026
We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Ferrovial SE (formerly, Ferrovial, S.A.)

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Ferrovial SE (the Company) as of December 31, 2024, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).
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

/s/ Ernst & Young, S.L.
We have served as the Company’s auditor from 2020 to 2025
Madrid, Spain
February 27, 2025

FERROVIAL SE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2025 AND 2024

(Million euro)	Note	2025	2024
Non-current assets		20,110	21,327
Goodwill	3.1	412	500
Intangible assets	3.2	127	128
Fixed assets in infrastructure projects	3.3	12,509	14,147
Intangible asset model		12,360	13,989
Financial asset model		149	158
Property, plant and equipment	3.4	1,012	772
Right of use assets	3.7	296	238
Investments in associates	3.5	3,955	3,023
Non-current financial assets	3.6	475	1,139
Loans granted to associates	3.6	113	101
Non-current restricted cash	3.6	262	401
Other non-current financial assets	3.6	100	637
Deferred tax assets	2.7	958	1,159
Non-current derivatives at fair value	5.5	366	221
Current assets		7,310	7,672
Inventories	4.1	540	492
Current income tax assets		41	48
Current trade and other receivables	4.2	2,245	2,228
Trade receivables for sales and services		1,761	1,625
Other current receivables		484	603
Cash and cash equivalents	5.2	4,271	4,828
Infrastructure project companies		201	175
Restricted cash		29	18
Other cash and cash equivalents		172	157
Ex-infrastructure project companies		4,070	4,653
Current derivatives at fair value	5.5	17	20
Assets held for sale	1.1.3	196	56
TOTAL ASSETS		27,420	28,999

(Million euro)	Note	2025	2024
Equity	5.1	7,665	8,120
Equity attributable to shareholders		5,908	6,075
Equity attributable to non-controlling interests		1,757	2,045
Non-current liabilities		13,291	14,578
Deferred income	6.1	1,187	1,375
Employee benefit plans	6.2	4	4
Non-current provisions	6.3	395	353
Non-current lease liabilities	3.7	219	165
Borrowings	5.2	9,356	10,092
Debentures and borrowings of infrastructure project companies		7,433	8,256
Debentures and borrowings of ex-infrastructure project companies		1,923	1,836
Other payables	6.4	1,112	1,279
Deferred taxes	2.7	889	1,239
Non-current derivatives at fair value	5.5	129	71
Current liabilities		6,464	6,301
Current lease liabilities	3.7	86	80
Borrowings	5.2	1,071	1,196
Debentures and borrowings of infrastructure project companies		184	143
Debentures and borrowings of ex-infrastructure project companies		887	1,053
Current derivatives at fair value	5.5	22	61
Current income tax liabilities		48	80
Current trade and other payables	4.3	4,180	3,902
Trade payables		1,803	1,781
Advance payments from customers and work certified in advance		1,824	1,619
Other current payables		553	502
Current provisions	6.3	929	958
Liabilities held for sale	1.1.3	128	24
TOTAL LIABILITIES AND EQUITY		27,420	28,999
The above statements of financial position as of December 31, 2025, and 2024 should be read in conjunction with the accompanying notes.

FERROVIAL SE CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

Income statement (Million euro)	Note		2025	2024	2023
Revenues	2.1		9,627	9,148	8,515
Materials consumed			1,124	1,115	1,047
Other operating expenses	2.2		5,199	4,931	4,878
Personnel expenses	2.3		1,847	1,760	1,599
Total operating expenses			8,170	7,806	7,524
Depreciation and amortization expenses			490	441	401
(Impairment) and gains/(losses) on disposals of non-current assets	2.4		210	2,208	35
Operating profit/(loss)			1,177	3,109	625
Net financial income/(expense) from financing			(348)	(339)	(328)
Profit/(loss) on derivatives and other net financial income/(expense)			(76)	(72)	(44)
Net financial income/(expense) from infrastructure projects			(424)	(411)	(372)
Net financial income/(expense) from financing			57	74	111
Profit/(loss) on derivatives and other net financial income/(expense)			2	611	31
Net financial income/(expense) from ex-infrastructure projects			59	685	142
Net financial income/(expense)	2.5		(365)	274	(230)
Share of profits of equity-accounted companies	2.6		258	238	215
Profit/(loss) before tax from continuing operations			1,070	3,621	610
Income tax benefit/(expense)	2.7		60	(145)	(115)
Profit/(loss) net of tax from continuing operations			1,130	3,476	495
Profit/(loss) net of tax from discontinued operations	2.8		20	14	16
Net profit/(loss)			1,150	3,490	511
Net (profit)/loss for the year attributed to non-controlling interests	2.9		(262)	(251)	(170)
Net profit/(loss) for the year attributed to the parent company			888	3,239	341

Net earnings per share attributed to the parent company (in euros)	2.10	Diluted	1.24	4.47	0.46
		Basic	1.24	4.47	0.46
Net earnings per share attributed to the parent company´s Continuing Operations (in euros)		Diluted	1.21	4.45	0.44
		Basic	1.21	4.45	0.44
Net earnings per share attributed to the parent company, discontinued operations (in euros)		Diluted	0.03	0.02	0.02
		Basic	0.03	0.02	0.02
The above income statements for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

FERROVIAL SE CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Million euro)	Note	2025	2024	2023
a) Net profit/(loss)		1,150	3,490	511
Attributed to parent company		888	3,239	341
Attributed to non-controlling interests		262	251	170
b) Income and expense recognized directly in equity	5.1	(702)	268	(119)
Fully-consolidated companies		(330)	189	(98)
Impact on hedge reserves	5.5	(138)	104	20
Currency translation differences		(234)	82	(92)
Tax effect		42	3	(26)
Companies held for sale		(5)	(1)	(5)
Impact on hedge reserves		(5)	-	(6)
Currency translation differences		-	(1)	-
Tax effect		-	-	1
Equity-accounted companies		(367)	80	(16)
Impact on hedge reserves		20	27	12
Currency translation differences		(385)	58	(33)
Tax effect		(2)	(5)	5
c) Transfers to income statement	5.1	93	(15)	8
Fully-consolidated companies		7	7	(3)
Transfers to income statement	5.5	8	9	(4)
Tax effect		(1)	(2)	1
Companies held for sale		86	(24)	11
Transfers to income statement		87	(65)	13
Tax effect		(1)	41	(2)
Equity-accounted companies		-	2	-
Transfers to income statement		-	1	-
Tax effect		-	1	-
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME		541	3,743	400
Attributed to the parent company		472	3,382	269
Continuing operations		452	3,368	253
Discontinued operations		20	14	16
Attributed to non-controlling interests		69	361	131
The above statements of comprehensive income for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

FERROVIAL SE CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

	Share capital	Share premium	Reserves related to Treasury shares	Other equity instruments	Measurement adjustments reserves	Retained earnings and other reserves	Attributed to shareholders	Attributed to non-controlling interest	Total Equity
(Million Euro)
Balance at 12.31.22	145	-	(26)	508	(777)	4,383	4,233	2,240	6,473
Merger impact	(138)	4,426	-	-	-	(4,288)	-	-	-
Consolidated profit/(loss) for the year 2023	-	-	-	-	-	341	341	170	511
Income and expense recognized directly in equity	-	-	-	-	(80)	-	(80)	(39)	(119)
Transfers to income statement	-	-	-	-	8	-	8	-	8
Total income and expenses recognized for the year	-	-	-	-	(72)	341	269	131	400
Cash dividend	-	(58)	-	-	-	(78)	(136)	-	(136)
Other dividends	-	-	-	-	-	-	-	(379)	(379)
Treasury share purchases	-	(52)	(52)	-	-	(10)	(114)	-	(114)
Cash dividend and treasury share purchases	-	(110)	(52)	-	-	(88)	(250)	(379)	(629)
Share capital increases/reductions	-	-	-	-	-	-	-	117	117
Share-based remuneration schemes	-	-	-	-	-	12	12	-	12
Other treasury share repurchases	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	15	15	2	17
Other transactions	-	-	-	-	-	27	27	119	146
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	(508)	-	(5)	(513)	-	(513)
Scope changes	-	-	-	-	-	-	-	2	2
Balance at 12.31.2023	7	4,316	(78)	-	(849)	370	3,766	2,113	5,879

Merger impact	-	-	-	-	-	-	-	-	-
Consolidated profit/(loss) for the year 2024	-	-	-	-	-	3,239	3,239	251	3,490
Income and expense recognized directly in equity	-	-	-	-	158	-	158	110	268
Transfers to income statement	-	-	-	-	(15)	-	(15)	-	(15)
Total income and expenses recognized for the year	-	-	-	-	143	3,239	3,382	361	3,743
Cash dividend	-	-	-	-	-	(130)	(130)	-	(130)
Other dividends	-	-	-	-	-	-	-	(446)	(446)
Treasury share purchases	-	-	-	-	-	(701)	(701)	-	(701)
Cash dividend and treasury share purchases	-	-	-	-	-	(831)	(831)	(446)	(1,277)
Share capital increases/reductions	-	-	-	-	-	-	-	22	22
Share-based remuneration schemes	-	-	-	-	-	13	13	-	13
Other treasury share repurchases	-	-	-	-	-	(272)	(272)	-	(272)
Other movements	-	-	-	-	-	17	17	(5)	12
Other transactions	-	-	-	-	-	(242)	(242)	17	(225)
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	-	-	-	-	-	-
Scope changes	-	-	-	-	-	-	-	-	-
Balance at 12.31.2024	7	4,316	(78)	-	(706)	2,536	6,075	2,045	8,120

Merger impact	-	-	-	-	-	-	-	-	-
Consolidated profit/(loss) for the year 2025	-	-	-	-	-	888	888	262	1,150
Income and expense recognized directly in equity	-	-	-	-	(509)	-	(509)	(193)	(702)
Transfers to income statement	-	-	-	-	93	-	93	-	93
Total income and expenses recognized for the year	-	-	-	-	(416)	888	472	69	541
Cash dividend	-	-	-	-	-	(156)	(156)	-	(156)
Other dividends	-	-	-	-	-	-	-	(368)	(368)
Treasury share purchases	-	-	-	-	-	(501)	(501)	-	(501)
Cash dividend and treasury share purchases	-	-	-	-	-	(657)	(657)	(368)	(1,025)
Share capital increases/reductions	-	-	-	-	-	-	-	6	6
Share-based remuneration schemes	-	-	-	-	-	15	15	-	15
Other treasury share repurchases	-	-	-	-	-	-	-	-	-
Other movements	-	-	-	-	-	3	3	5	8
Other transactions	-	-	-	-	-	18	18	11	29
Perpetual subordinated bond issuances (Note 5.1.1)	-	-	-	-	-	-	-	-	-
Scope changes	-	-	-	-	-	-	-	-	-
Balance at 12.31.2025	7	4,316	(78)	-	(1,122)	2,785	5,908	1,757	7,665
The above statements of changes in equity for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

FERROVIAL SE CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Million euro)	Note	2025	2024	2023
Net profit/(loss) attributable to parent company		888	3,239	341
Adjustments to profit/(loss)		569	(1,897)	650
Net profit/(loss) for the year attributed to non-controlling interests	2.9	262	251	170
Profit/(loss) net of tax from discontinued operations	2.8	(20)	(14)	(16)
Income tax / (expense)	2.7	(60)	145	115
Share of profits of equity-accounted companies	2.6	(258)	(238)	(215)
Net financial income/(expense)	2.5	365	(274)	230
Impairment and disposal of non-current assets	2.4	(210)	(2,208)	(35)
Non-current asset depreciation	3.4	490	441	401
Tax payments	2.7	(97)	(192)	(170)
Change in working capital (receivables, payables and other)	4.0	63	(220)	118
Dividends received classified as operating activities	3.5	502	363	324
Cash flows from operating activities		1,926	1,293	1,263
Investments in property, plant and equipment/intangible assets	3.4	(187)	(226)	(86)
Investments in infrastructure projects	3.3	(466)	(186)	(319)
Non-refundable grants		-	-	9
Investments in associates and non-current financial assets/ acquisition of companies	3.5	(1,636)	(1,286)	(257)
Interest received	2.5	144	172	236
Investment in long-term restricted cash	3.6	96	257	(51)
Divestments / sale of companies	1.1.4	1,158	2,582	43
Cash flows from (used in) investing activities		(891)	1,313	(425)
Capital cash flows from non-controlling interests		1	23	130
Cash dividend and treasury share purchases	5.1	(657)	(831)	(250)
Cash dividend		(156)	(130)	(136)
Treasury share purchases		(501)	(701)	(114)
Dividends paid to non-controlling interests of investees	5.1	(367)	(444)	(377)
Other treasury shares repurchase	5.1	-	(272)	-
Other movements in shareholders' funds	5.1	15	8	(506)
Interest paid	2.5	(455)	(464)	(432)
Lease payments	3.7	(121)	(104)	(87)
Proceeds from borrowings	5.2	1,055	150	964
Repayment of borrowings	5.2	(954)	(657)	(747)
Cash flows from (used in) financing activities		(1,483)	(2,591)	(1,305)
Effect of exchange rate on cash and cash equivalents		(99)	59	160
Change in cash and cash equivalents due to consolidation scope changes	1.1.3 & 1.1.4	(10)	(35)	(34)
Change in cash and cash equivalents	5.3	(557)	39	(341)
Cash and cash equivalents at beginning of year		4,828	4,789	5,130
Cash and cash equivalents at year-end		4,271	4,828	4,789
The above cash-flow statements for the years 2025, 2024 and 2023, should be read in conjunction with the accompanying notes.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31 2025, 2024 AND 2023

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
BASIS OF PRESENTATION
Basis of presentation
The consolidated financial statements of Ferrovial SE and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group") have been prepared in accordance with the International Financial Reporting Standards (hereinafter, "IFRS") as issued by the International Accounting Standards Board (“IASB”). There are no effects on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. Accounting policies applied are explained in Note 1.3.
The Group’s activities
The four business lines, which constitute its reporting segments under IFRS 8, are the following: Construction, Highways, Airports and Energy.
For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, primarily in the Highways and Airports business lines, but also in the Construction and Energy business lines. In order to aid understanding of the Group’s financial performance, these consolidated financial statements separately disclose the impact of infrastructure projects in different lines of the financial statements (see Note 1.1.2).
It should also be noted that the Group has relevant equity-accounted ownership interests in companies, mostly related to infrastructures assets (see Note 1.1.2).
Main divestment and investment transactions in 2025
On January 28, 2025, having satisfied the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million. Ferrovial’s net share of the proceeds was approximately GBP 450 million, resulting in a capital gain of EUR 272 million.
On February 26, 2025, Ferrovial announced that a binding agreement had been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million. Full completion of the divestment was finally achieved on July 3, 2025, having fulfilled the applicable regulatory conditions, which resulted in an additional result of EUR 27 million recognized through the consolidated income statement, mainly corresponding to the interest accrued since the announcement of the transaction.
On June 6, 2025, Ferrovial completed the previously-announced acquisition of an additional 5.06% stake in 407 ETR for a total investment of CAD 1.99 billion (EUR 1.30 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%. This investment continues to be accounted for under the equity method.
On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC., Ferrovial acquired all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, which is expected to operate for 40 years.
Additionally, on July 29, 2025, Ferrovial, through its subsidiary Ferrovial Construcción,S.A., acquired 100% of the shares of Powernet I,S.L.U (Powernet), a company that focuses its business on telecommunication and network engineering activities.
Going concern evaluation
Note 1.2 analyses the Group's capacity to continue operating under the going concern principle, analyzing liquidity, future cash requirements and other external factors that could compromise this principle, concluding that no material uncertainties exist with respect to the Group's ability to continue as a going concern.
Judgments and estimates
Ferrovial's main estimates when measuring its assets, liabilities, revenues, expenses and commitments are detailed in Note 1.3.4.
Foreign exchange effect
While the euro is Ferrovial’s functional currency, most of its activities are carried out in countries outside the eurozone. Note 1.4 analyses the impact on the consolidated financial statements of changes in the main currencies where the Group operated in 2025, 2024 and 2023.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
1.1 BASIS OF PRESENTATION, THE COMPANY’S ACTIVITIES AND CONSOLIDATION SCOPE
1.1.1 Basis of presentation
These Ferrovial SE consolidated financial statements have been approved by the Board of Directors on February 25, 2026, and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). There are no effects on these consolidated financial statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union.
The consolidated financial statements include the consolidated statement of financial position, consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and the accompanying notes (referred to collectively as the “Consolidated Financial Statements”).
For presentation of the consolidated income statement, the Group uses a classification method based on the nature of expenses, as it is more representative of the format used by management for internal reporting purposes and aids to provide reliable information to investors.
The Group’s presentation currency is the euro, which is also the parent company’s functional currency. Unless otherwise stated, amounts are presented in millions of euros
1.1.2 The Group’s activities
The Ferrovial Group comprises the parent company, Ferrovial SE, a European public limited company ("Societas Europaea"), incorporated in the Netherlands, and its subsidiaries and investees (hereinafter referred to as “Ferrovial”, the "Ferrovial Group", the "Group" or "FSE Group"), which are detailed in Appendix I. Its registered office is at Gustav Mahlerplein 61-63 Symphony Towers, 14th Floor 1082 MS, Amsterdam, the Netherlands,and has the Dutch Chamber of Commerce number KvK73422134
Through these companies, Ferrovial is engaged in the following four business lines, which constitute its reporting segments under IFRS 8:
•Construction: Design and execution of all manner of public and private works, including most notably the construction of public infrastructures.
•Highways: Development, financing and operation of highways.
•Airports: Development, financing and operation of airports.
•Energy: focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures.

In January 2024 in order to boost the energy transition related business and develop new capabilities in this area more quickly and efficiently, Ferrovial approved a partial reorganization of the business pursuant to which the Energy Solutions Business line, which was part of the Construction Business line in 2023, and the Energy Infrastructures business line, which was part of the Energy Infrastructure and Mobility business in 2023, were merged. From this point onwards, the resulting business line is named the Energy Business line, and consequently, the comparable information related to segment reporting (Note 1.5) has been prepared accordingly.
For the purpose of understanding these consolidated financial statements, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, primarily in the highways and airports business lines, but also in the construction and energy businesses.
In order to aid understanding the Group’s financial performance, these consolidated financial statements disclose the impact of projects of this nature separately in “fixed assets in infrastructure projects” within the non-current financial asset headings (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied – Note 3.3) and, in particular, in the cash and cash equivalents and borrowing headings (Note 5.2).
Following competitive bidding processes, these projects are conducted through long-term contracts entered into with public authorities (“the grantor”), which grant the right to build or upgrade, operate and maintain the infrastructure. The contract is awarded to a legal entity, the concessionaire entity, whose sole purpose is the performance of the project, in which the Group has an ownership interest.
The concessionaire has to finance the construction or upgrade of the public infrastructure mainly with borrowings secured by future cash flows during the project's term; As a result, these projects usually have cash restrictions established in the financing agreements to ensure repayment of the borrowings. The shareholders also make capital contributions. Borrowings are generally secured at inception of the service concession arrangement and have no recourse to the shareholder or, in some cases, recourse to the shareholders is limited to the guarantees issued.
Once the construction or upgrade is complete, the concessionaire starts to operate and maintain the infrastructure, and in return, collects tolls or charges for the use of the infrastructure by the final users of the assets, or amounts paid by the grantor based on the availability for use of the related asset. These inflows allow the initial investment to be recovered. In most cases the construction and subsequent maintenance of the infrastructure is subcontracted by the concession operators to the Group’s Construction business line.
From an accounting standpoint, most of these arrangements are within the scope of IFRIC 12. A list of the companies regarded as infrastructure project companies is included in Appendix I.
It should also be noted that the Ferrovial Group has relevant interests in equity-accounted companies managing infrastructure assets, highlighting the 48.29% ownership interest in 407 ETR, the concession operator of the 407 ETR highway in Toronto (Canada), the 49% indirect shareholding in the company JFK NTO LLC, the concession company of the New Terminal One at John F. Kennedy International Airport in New York; the 19.86% ownership interest in IRB Infrastructure Developers Limited, one of India's leading infrastructure companies, listed in Bombay, and the 23.99% ownership interest acquired in IRB Infrastructure Trust (Private InvIT), an associate of IRB Infrastructure Developers Limited (Note 1.2). Details of these companies are included in Note 3.5 on investments in associates.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
1.1.3. Assets and liabilities held for sale and discontinued operations
Assets and liabilities held for sale
At December 31, 2025 assets held for sale amounted to EUR 196 million and liabilities stood at EUR 128 million. These relate to energy assets, which are expected to be sold within 12 months.
At December 31, 2024 assets held for sale amounted to EUR 56 million and liabilities stood at EUR 24 million. These related to energy assets, together with the 50% stake in AGS Airports Holdings Limited (AGS), the parent company that owns the Aberdeen, Glasgow and Southampton Airports (Note 1.1.4).
The following table provides a breakdown by nature of assets and liabilities classified as held for sale as of December 2025 and December 2024, mainly related to energy assets, which are expected to be sold within 12 months:

(Million euro)	2025	2024
Goodwill	41	0
Intangible assets	28	9
Property, plant and equipment	76	39
Other non-current assets	25	4
Non-current assets	170	52
Short-term trade and other receivables	23	1
Cash and cash equivalents	3	1
Other current assets	0	2
Current assets	26	4
TOTAL assets classified as held for sale	196	56

Borrowings	16	17
Other non-current liabilities	11	4
Non-current liabilities	27	21
Borrowings	94	2
Other current liabilities	7	1
Current liabilities	101	3
TOTAL liabilities classified as held for sale	128	24
Discontinued operations
Profit from discontinued operations is related to earn-outs and other pending issues regarding the divestment of the various components of the Ferrovial Services business, which was completed in previous years. The impact on the income statements reached EUR 20 million, EUR 14 million and EUR 16 million in 2025, 2024 and 2023, respectively, and relates mainly to the indemnities and updated earn-outs associated with the disposal of the Services business in Spain and UK, as well as other adjustments related to the Amey business divestment in the United Kingdom (Note 2.8.).
1.1.4 Consolidation scope changes and other divestments of investees
There follows a description of the most significant movements in the consolidation scope in 2025, 2024 and 2023.
Airports
AGS Airports Holdings Limited (AGS) divestment
On November 13, 2024, Ferrovial announced that an agreement had been reached with Avialliance UK Limited for the sale of its entire stake in AGS (50%). As part of the same transaction, Macquarie also agreed to sell its entire stake (50%) in AGS to the same purchaser. The completion of this transaction was subject to obtaining the applicable regulatory approvals by year-end 2024, and the 50% ownership interest in AGS Airports Holdings Limited as of December 31, 2024 was therefore reclassified to held for sale. The ownership interest in this company remained valued at zero, due to the fact that losses generated in previous years brought equity attributable to Ferrovial below zero.
The Group granted subordinated loans to AGS totaling EUR 235 million. Following the agreement reached in November 2024, these loans were reclassified from long-term financial assets to short-term receivables in December 2024, since they were also included in the divestment transaction.
On January 28, 2025, having satisfied the applicable regulatory conditions, Ferrovial and Macquarie completed the sale of AGS' entire share capital (100%) for a price of GBP 900 million. Ferrovial’s net share of the proceeds was GBP 452 million, resulting in a capital gain of EUR 272 million (Note 2.4).
Heathrow Airport Holdings divestment
Regarding the Heathrow Airport Holdings divestment, as disclosed in the December 31, 2024 Consolidated Financial Statements, on November 28, 2023, Ferrovial entered into a share purchase agreement with Ardian and the Public Investment Fund (PIF), pursuant to which Ferrovial agreed to sell its full stake (25% interest) in FGP Topco Limited.
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
As a result, Ferrovial held 5.25% stake, which was recognized as a non-current financial asset at fair value through profit or loss (Note 3.6.), once concluded that according to IAS28 p.5-6, Ferrovial would no longer exercise significant influence in FGP Topco Ltd., despite having the right to nominate a board member together with other shareholders, as the group would have no participation in the policy-making processes of the asset, neither participation in decisions related to dividend distributions. The fair value of the remaining stake was determined by referencing the selling price of the 19.75% stake divested in FGP Topco Ltd., generating an additional positive impact of EUR 547 million.
On January 26, 2025, Ferrovial announced that a binding agreement had been reached with Ardian for the sale of its entire remaining stake (5.25%) in FGP Topco Ltd. (Topco), parent company of Heathrow Airport Holdings Ltd., for c.GBP 455 million. Full completion of the divestment under the agreement was finally achieved on July 3, 2025, having fulfilled the applicable regulatory conditions, an additional result of EUR 27 million was recognized through the income statement, mainly corresponding to the interest accrued since the announcement of the transaction (EUR 28 million), reported as Other net financial income/(expense) through the consolidated income statement (Note 2.5) together with the translation differences and the hedging impact associated with these translation differences.
Highways
Acquisition of an additional 5.06% stake in 407 ETR from AtkinsRéalis
On June 6, 2025, Ferrovial completed the previously-announced acquisition of an additional 5.06% stake in the Canadian highway company from affiliates of the AtkinsRéalis Group Inc. Ferrovial's amounted to CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29% (see Note 3.5).
As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.50 billion), was fully allocated as an intangible asset. The investment in 407 ETR continues to be accounted for under the equity method.
Construction
Acquisition of 100% of Powernet
On July 29, 2025, Ferrovial, through its subsidiary Ferrovial Construcción,S.A., acquired 100% of the shares of Powernet I,S.L.U (Powernet), a company engaged in business on telecommunication and network engineering activities.
The difference between the net fair value of the identifiable assets and liabilities of Powernet and its carrying amount at the date of acquisition (EUR 8 million) has been recognised as goodwill (note 3.1).
Energy
Acquisition of Milano Solar, LLC
On June 30, 2025, via its subsidiary Ferrovial Energy US, LLC., Ferrovial acquired all issued and outstanding membership interests in Milano Solar, LLC for USD 19 million, for the development, construction, financing, operation, and maintenance of a 250 MW solar photovoltaic facility, located in Milam County, Texas, which is expected to operate for 40 years. This transaction has been categorized as an acquisition of assets and liabilities, rather than a business combination, as the company did not have any staff or business activity. As part of the acquisition, the difference between the net fair value of the company's identifiable assets and liabilities and its carrying amount at the date of acquisition, was fully allocated to the intangible assets associated with project development works.
Other business
Sale of the entire Ferrovial mining services business in Chile
On June 27, 2025, Ferrovial completed the divestment of the services business in Chile to a Chilean company controlled by the partners of Scale Capital. The total consideration reached EUR 28.5 million, of which EUR 17.9 million relates to a vendor loan note payable by the buyer over a five-year period. Additionally, and as a result of the reorganization prior to the execution of the transaction, Ferrovial received EUR 13.2 million from the divested business as a capital reduction, so the total cash received in relation to this divestment reached EUR 23.8 million. The transaction generated a capital loss of EUR 14.1 million, mainly due to the recycling of translation differences through the income statement previously recognized under Other Comprehensive Income (EUR -20 million).

1.2 GOING CONCERN EVALUATION
On December 31, 2025, our cash and cash equivalents of ex-infrastructure project companies reached EUR 4,070 million. Ferrovial also has additional liquidity lines available in the amount of EUR 900 million related to corporate debt, and EUR 108 million related to other borrowings balances at December 31, 2025. It should also be noted that the Group’s short-term assets and liabilities, including cash and debt, show a positive balance at end-December 31, 2025. Ferrovial believes that this strong cash position should be sufficient to comply with its future obligations.
As in prior financial years, in order to conclude as to the Company’s capacity to continue as a going concern, the Group has analyzed future cash needs, focusing on the financial years 2026 and 2027, also including a pessimistic scenario with a series of stress assumptions regarding the Company's cash flow, most notably:
•Reduction in ordinary dividends from infrastructure project companies in 2026 and 2027 ( 50% in the case of Highways and all dividends in the case of energy and airports) and extraordinary dividends in Highways if applicable.
•Construction business cash flows for 2026 and 2027 reduction of 50% explained by worse working capital evolution and lower business profitability and no order book growth for Poland and USA in 2027.
•Elimination of the asset divestments expected for the period 2026-2027,

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
The conclusion drawn from the analysis demonstrates that, although the scenario would entail a deterioration of the Company’s cash position, cash resources would continue to be sufficient to meet commitments. Therefore, based on the available information, no material uncertainties have been identified with respect to events or conditions that could raise significant doubts regarding the Group's capacity to continue operating under the going concern principle for the twelve months following the date these financial statements are signed.
1.3 ACCOUNTING POLICIES
1.3.1. New accounting standards
1.3.1.a) New standards, amendments and interpretations approved by the IASB and mandatorily applicable for the first time in 2025
At December 31, 2025 none of the standards, interpretations or amendments described in following paragraph, that are applicable for the first time in the current year, have had an impact on the measurement, recognition or presentation of any items in the Group's financial statements:
Lack of exchangeability – Amendments to IAS 21
The amendments to IAS 21 specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking.
The amendments had no impact on the Group’s financial statements since all the currencies used by the Group are exchangeable and spot changes are available.
1.3.1.b) New standards, amendments and interpretations mandatorily applicable in financial years after December 31, 2025:
The new standards, amendments and interpretations approved by the IASB but not yet mandatorily applicable at December 31, 2025 that might have an effect on the Group are as follows:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendment to IFRS 9	Contracts Referencing Nature-dependent Electricity Amendments to IFRS 9 and IFRS 7. Amendments to the Classification and Measurement of Financial Instruments.	1 January 2026
Amendment to IFRS 7
Annual Improvements Volume 11	It clarifies and corrects minor inconsistencies in IFRS 1, 7, 9, 10 and IAS 7.	1 January 2026
IFRS 18: Presentation and Disclosure in Financial Statements	It replaces IAS 1 and introduces significant new requirements, particularly for the statement of profit or loss.	1 January 2027
IFRS 19: Subsidiaries without Public Accountability	It reduces disclosure for subsidiaries without public accountability whose parent issues IFRS-compliant consolidated statements publicly available.	1 January 2027
IAS 21: The Effects of Changes in Foreign Exchange Rates	It introduces new translation requirements for entities whose presentation currency is hyperinflationary but whose functional currency is non‑hyperinflationary.	1 January 2027
Although the Group is currently analyzing the impact of the above amendments, the preliminary analyses carried out to date do not indicate that first-time adoption will have a material impact on the Group's consolidated financial statements, although changes in the presentation of financial information resulting from IFRS 18 are expected.
1.3.2.Basis of consolidation
In 2025, 2024 and 2023 the reporting dates of the individual financial statements of all the companies included in the consolidation scope were either the same as, or were temporarily brought into line with, that of the parent company for a homogeneous presentation of the financial statements.
To determine the degree of control over each Group company (control, joint control or significant influence), the consistency between the ownership interest held and the voting rights controlled under each company’s bylaws and shareholder agreements is reviewed.
For companies in which joint control is identified, the general basis of consolidation is the equity method. Besides the situations in which there are two venturers, each with a 50% ownership interest, certain cases require further analysis, particularly infrastructure projects in which Ferrovial has a significant ownership interest (less than or equal to 50%) and has the right to propose the Chief Executive Officer or other executives of the investee, while the remaining shareholders, primarily infrastructure funds, are represented directly on the Board of Directors.
In all these cases, it has been concluded that the projects in question should be equity-accounted, because Ferrovial does not have the right to appoint the majority of the Board Directors and the Board resolutions (including the appointment of the main executive positions) always require a simple or qualified majority, where Ferrovial does not itself have a casting vote in the event of a tie.
Notable cases in this regard are the ownership interests held in the companies that own the following Highways projects (the percentage interest held in each is shown in brackets): 407 ETR (48.29%), IRB Infrastructure Developers Ltd (19.86%) and IRB Private InvIT (23.99%), Slovakia (35%), Toowoomba (40%) and OSARs (50%), as well as the interest in JFK NTO (49%), which was incorporated into the Airports business line in 2022.
Contracts that are undertaken through temporary consortia (JVs) or similar entities that meet IFRS 11 requirements to be classified as “joint operations” are proportionately consolidated.
It is considered that, in such joint operations, the shareholders have direct control over the assets, liabilities, income and expenses of these entities. In 2025, operations of this nature contributed to the consolidated Group's assets, profit/(loss) and revenue a total of EUR 1,278 million, EUR 138 million and EUR 1,610 million, respectively (EUR 1,057 million, EUR 157 million and EUR 1,581 million in 2024; and EUR 1,173 million to the consolidated Group's assets, EUR 36 million to profit/(loss) and EUR 1,401 million to revenue in 2023). Among the companies involved in construction projects, the most significant ones are those detailed in the table below:

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE

PROJECT	ACTIVITY	COUNTRY	% SHARE	2025 REVENUE (EUR M)
HS2 Main works	Works on 80 km of the HS2 between Chilterns and Warwickshire, including 15 viaducts, 5 km of green tunnels, 22 km of road diversions, 67	UK	15%	367
Ontario Transit Group Constructor GP	Design, build and finance Ontario Line Subway: Construction of a 6.7 km, seven-station rapid transit system.	Canada	50%	298
Coffs Harbour Bypass	Design and Build contract for 14 km of road, three tunnels and a service road.	Australia	50%	141
Metro Paris Ligne 3A JV	Metro Paris with 6.7 KM tunnel. The work includes building three stations and eight ancillary infrastructures.	France	50%	78
Linha Circular, A.C.E.	Ferrovial will build a new circular metro line in Oporto, the Pink Line, which will be 3.1 kilometers long. The work on the Pink Line includes the construction of four new stations; and three ventilation shafts and the installation of the track and catenary.	Portugal	65%	61
Sydney Metro West	Metro design and construction on an 11-kilometre stretch of twin railway tunnels between Sydney Olympic Park and The Bays, Australia.	Australia	50%	56
TOTAL				1,001
A breakdown of the equity-accounted companies can be found in Note 3.5 and in Appendix I.
Intragroup balances and transactions are eliminated on consolidation. However, the transactions recognized in the consolidated income statement in relation to construction works undertaken by the construction business line for infrastructure project concession operators are not eliminated on consolidation, since it is considered that the Group performs work for the concession awarding entity or regulator in exchange for the right to operate the infrastructure under the terms pre-established by the granting entity or regulator.
The awarding entity or regulator thus controls the asset from inception and grants the above-mentioned right in exchange for the work performed and, therefore, the conclusion may be reached that, at the Group level, the work is performed for third parties. This approach is in line with IFRIC 12.
The non-elimination of these transactions had an impact of EUR 4 million on the income statement in 2025, after taxes and non-controlling interests (EUR -14 million and EUR -35 million in 2024 and 2023, respectively).
Finally, as regards transactions for the purchase or sale of an ownership interest that does not entail a change of control in the company in question, the non-controlling interest is measured at the proportional value of the net identifiable assets of the company acquired or sold. Changes in the parent’s ownership interest in a subsidiary that do not give rise to a loss of control are equity transactions.
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
1.3.3.1 Intangible assets and property, plant and equipment
•    Following initial recognition, “Intangible assets” and “Property, plant and equipment” are measured at cost less accumulated depreciation and any impairment losses.
•    The straight-line method is used to calculate the depreciation/amortization charge for the assets included under “Intangible assets”, and “Property, plant and equipment”, except in the case of certain machinery in the construction business, which is depreciated using the diminishing balance method, which results in a decreasing depreciation charge over the useful life.
The consolidated companies depreciate “Property, plant and equipment” over the following useful lives:

YEARS OF USEFUL LIFE
Buildings and other structures	10-50
Machinery, installations and tooling	2-25
Furniture and fittings	2-15
Vehicles	3-20
Other fixed assets	2-20
1.3.3.2 Investments in infrastructure projects
This heading includes infrastructure investments made by the project companies within the scope of IFRIC 12 (mainly highways), where remuneration consists of an unconditional right to receive cash or other assets, or a right to charge fees for the use of the public infrastructure.
The assets acquired by the concession operator to provide the concession services that do not form part of the infrastructure (such as vehicles, furniture or computer hardware) are excluded from this heading because they do not revert to the concession awarding entity. These assets are recognized under “Property, plant and equipment” and are depreciated over their useful life using a financial method.
IFRIC 12 Intangible asset model assets
All initial investments relating to the infrastructure that subsequently reverts to the awarding entity, including costs to fulfil the contract and borrowing costs capitalized during construction, are amortized on the basis of the applicable pattern of consumption in each case, generally traffic forecasts in the case of highways, over the term of the concession.
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
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
Set out below is a breakdown of the main concession agreements in force to which the intangible asset model is applied for both highways and airports, showing the term, status and consolidation method:
Intangible asset model concessions:

CONCESSION OPERATOR	SEGMENT	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
407 International Inc.	Highways	Canada	Operation	1999	2098	Equity method
NTE Mobility Partners, LLC	Highways	USA	Operation	2014	2061	Full consolidation
NTE Mobility Partners Seg 3 LLC	Highways	USA	Operation	2018	2061	Full consolidation
LBJ Infr. Group LLC	Highways	USA	Operation	2014	2061	Full consolidation
I-66 Mobility Partners LLC	Highways	USA	Operation	2016	2066	Full consolidation
I-77 Mobility Partners LLC	Highways	USA	Operation	2019	2069	Full consolidation
IRB Infrastructure Developers Limited (**)	Highways	India	Operation/Construction	-	-	Equity method
IRB Infrastructure Trust Limited (***)	Highways	India	Operation/Construction	-	-	Equity method
Sociedad Concesionaria Anillo Vial S.A.C (****)	Highways	Peru	Construction	2024	2054	Equity method
Autopista Terrassa Manresa, S.A.	Highways	Spain	Operation	1989	2036	Full consolidation
Autovía de Aragón, S.A.	Highways	Spain	Operation	2007	2026	Full consolidation
Dalaman International Airport	Airports	Turkey	Operation	2022	2042	Full consolidation
JFK NTO LLC	Airports	USA	Construction	2022	2060	Equity method
(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).
(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2030 to 2053.
(***) IRB Infrastructure Trust Limited includes several Intangible asset model projects whose concession end date runs from 2036 to 2053.
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
At December 31, 2025, 2024 and 2023, financial returns recognized as revenue amounted to EUR 10 million, EUR 9 million and EUR 10 million, respectively.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
Also, the borrowing costs associated with the financing of concessions to which the financial asset model is applied amounted to EUR 7 million in 2025, EUR 6 million in 2024 and EUR 7 million in 2023.
The main concession contracts that apply the financial asset model mainly correspond to the Construction and Waste Treatment businesses (Thalia):

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
In addition, within the companies accounted for by the equity method, the following Highways concession contracts also apply the financial asset model:

CONCESSION OPERATOR	COUNTRY	STATUS	START YEAR (*)	END YEAR	CONSOL. METHOD
Nexus Infr. Unit Trust (Toowoomba)	Australia	Operation	2019	2043	Equity method
IRB Infrastructure Developers Limited (**)	India	Operation	-	-	Equity method
Sociedad Concesionaria Anillo Vial S.A.C (***)	Peru	Construction	2024	2054	Equity method
Ruta del Cacao S.A.S	Colombia	Construction	2015	2040	Equity method
Zero Bypass Ltd.	Slovakia	Operation	2016	2050	Equity method
Netflow OSARs Western	Australia	Operation	2017	2040	Equity method
Riverlinx, Ltd.	UK	Operation	2019	2050	Equity method
(*) First year of the concession (if in service) or year construction began (if it is in the construction phase).
(**) IRB Infrastructure Developers Limited includes several Intangible and Financial asset model projects whose concession end date goes from 2036 to 2053.
(***) Bifurcated model, therefore a financial asset and an intangible asset are recognized.
1.3.3.3 Other balance sheet and income statement items
Impairment and disposal of fixed and intangible assets
The Group assesses, at each reporting date, whether there is an indicator that an asset may be impaired. If any indicator exists, and if so, performs an impairment test. The asset's recoverable amount is compared with its carrying value (i.e. net of accumulated amortization/depreciation). A provision for impairment is recognized in the income statement if the recoverable amount is lower than the carrying value. The provision is reversed in future years if the recoverable amount exceeds the carrying value.
The Group also assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist.
The line “Impairment and disposal of fixed assets” primarily includes asset impairment and gains or losses on the purchase, sale and disposal of investments in Group companies and associates. When any such acquisitions or disposals of assets results in a takeover or loss of control, the capital gain related to the updating of the fair value in respect of the stake maintained is also recognized in this line item.
Leases
The Group applies a single recognition and measurement approach for all leases, except for short-term leases, which, in line with the exception set forth in the IFRS 16 paragraph 5(a), are leases that have a term of less than twelve months and leases of low-value assets, which are treated as other operating expenses (Note 2.2). The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets (Note 3.7).
The Group recognizes right-of-use assets at lease inception (i.e., the date the underlying asset becomes available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term.
At the lease inception date, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.
Taxes
Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to calculate the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
Deferred tax assets and liabilities are not offset in these financial statements, if Ferrovial's subsidiaries do not have a clear intention to settle current tax liabilities and assets on a net basis or to realize the assets and settle the liabilities simultaneously.
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
•    Level 1: Quoted prices in active markets for identical assets or liabilities.
•    Level 2: Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly.
•    Level 3: Unobservable market inputs for the asset or liability.
As explained in Note 5.5, Financial derivatives, all the Group’s financial derivatives are on Level 2 except the energy power purchase agreements, which qualify as financial derivatives and are on Level 3.
Following the sale of a 19.75% stake in FGP Topco in December 2024, the remaining 5.25% interest (divested on July 3, 2025) was measured at fair value by reference to the transaction price of the disposed stake. As this price represented an observable input, the measurement was classified as Level 2 under IFRS 13.
Financial instruments
Impairment of financial assets
Ferrovial applies IFRS 9 which is based on an expected loss model whereby the loss provision is calculated using the coming 12-month or lifetime expected losses for the financial instruments, depending on the significance of the related increase in risk.
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
These percentages reflect probability of default (receivables not being cashed) and loss in the event that default materializes.
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
Moreover, if the customer is declared insolvent, a claim is filed against it or it defaults on payment, a breach is deemed to have occurred and the entire trade receivable will be provisioned. To this end, the Group has defined the payment periods per type of customer that trigger a breach and thus the posting of a provision.
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
Classification and measurement of financial assets
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.
Under IFRS 9, the classification and measurement methods are based on two aspects: the characteristics of the contractual cash flows from the financial asset and the entity’s business approach to managing financial assets.
This entails three potential measurement methods: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The Group’s financial assets are mainly assets held to maturity, the cash flows of which only comprise payments of principal and interest, so financial assets are carried at amortized cost. It should be noted that there is an option to report fair value changes in other comprehensive income from the outset in the case of equity instruments measured by default at fair value through profit or loss. This decision is irrevocable and must be made for each individual asset.
Equity instruments classified as financial assets through profit or loss are presented as non-current assets, because (i) they are not expected to be realized within the company's normal operating cycle, (ii) they are not held primarily for trading purposes, and (iii) they are not expected to be realized within twelve months after the reporting period.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
Classification and measurement of financial liabilities
Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
The Group’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, and derivative financial instruments.
For purposes of subsequent measurement, financial liabilities are classified in two categories: financial liabilities at fair value through profit or loss and financial liabilities at amortized cost (loans and borrowings).
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
Provisions
This heading includes provisions covering risks arising in the course of business (Note 6.3). The accounting treatment of each type of provision is as follows:
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
iii.Provisions for other long-term risks: They are recognized and reversed against changes to provisions in operating profit/(loss), as and when the landfill closure costs are incurred.
iv.Trade provisions: These provisions are recognized and reversed against changes to provisions in operating profit/(loss).
Share-based remuneration schemes
Share-based remuneration schemes are measured at fair value at the grant date. The calculation discounts the expected shareholder distributions over the vesting period to the grant-date value of the shares, using a discount rate equivalent to the average cost of borrowings during the share award period.
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
In this regard, the Group has chosen the output method as its preferred approach when measuring goods and services whose control is transferred to the customer over time.
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
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
As indicated above, this method only applies to lump-sum construction contracts in which it is not possible to break down the price and the measurement of units to be completed.
Finally, as regards determining whether the Company acts as a principal or agent in relation to its contractual performance obligations, Ferrovial is the principal in construction contracts if it provides goods and services directly to the customer and transfers control of them without involving intermediaries.
In the case of concession agreements in which Ferrovial both builds and operates the infrastructure, the construction company is the principal if it is ultimately responsible for fulfilling the contractual obligation to execute the work in accordance with the concession agreement specifications and therefore assumes the consequences in the event of a claim or delay. Revenues and results of those construction services are therefore recognized by the Construction business line. Conversely, the concession company acts as an agent in connection with the construction performance obligation and does not therefore recognize revenues or results in this regard.
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
In the event that the claim work is approved but the valuation is pending, the requirement mentioned below for the case of “variable consideration” in accordance with IFRS 15 is applied, recording the amount of revenue for which it is highly probable that there will not be a significant reversal. This treatment is also applied in exceptional cases where approval has not yet been granted if (i) there is a legal report justifying that the contract rights are clearly enforceable, (ii) as well as a technical report supporting the technical basis of the claim and (iii) approval from the business line's CFO and General Counsel.
In those cases in which a legal report confirms that the disputed rights are clearly enforceable and, therefore, at least the costs directly associated with the service relating to the dispute are recoverable, revenue may be recognized up to the maximum amount of the costs incurred.
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
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
Bidding and mobilization costs
In addition to the balance sheet items described above, the Group also recognizes assets reflecting costs for obtaining contracts (bidding costs) and, costs incurred to fulfil or initiate contracts (mobilization costs) when they are directly related to the main contract, provided they are recoverable during the performance of the contract.
For the bidding costs, these assets may arise in the following cases:
•Award or preferred bidder designation: When the Group is awarded the contract or designated preferred bidder, the related costs are recognized in a separate asset account in the balance sheet under “Inventories” (Note 4.1). These amounts are amortized systematically as the goods and services related to the assets are transferred to the customer.
•Client reimbursement (stipend): When the client reimburses part of the tender costs, revenue is recognized up to the reimbursable amount whenever a “work product” is delivered during the tender process, generating a contract asset until payment is received or due. If no work product is provided, costs are capitalized up to the reimbursable limit under “Inventories” (Note 4.1).
Any costs that are necessary to start up a contract or mobilization costs are capitalized whenever it is probable that they will be recoverable in the future, excluding any expenses that would have been incurred if the contract had not been obtained. They are expensed based on the proportion of actual output to estimated output under each contract. Otherwise, they are taken directly to the income statement.
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
•Provisions for budgeted losses. These provisions are recognized when it becomes apparent that the total costs expected to fulfil a contract exceed expected contract revenues. For the purpose of determining, where appropriate, the amount of the provision, budgeted contract revenue will include the forecast revenue that is considered probable, in line with IAS 37 as well as incremental costs and those directly related to the contract. General costs are not directly attributable to a contract and are therefore excluded from the calculation unless they are explicitly passed on to the counterparty in accordance with the contract.
This differs from the IFRS 15 approach described above in Note 1.3.3.4 “Revenue recognition”, according to which revenue is only recognized when considered highly probable.
Should the total profit expected from a contract be lower than the amount recognized applying the above-mentioned revenue recognition approach, the difference is reflected as a negative margin provision.
vi) Segment-specific revenue recognition approach
Highways business
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

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
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
The second encompasses a variety of services that are fundamentally similar and are transferred based on the same pattern. The monthly rate reflects the value of the services rendered. This performance obligation is transferred over time and revenues are recognized using the output method.
1.3.3.5 Non-current assets held for sale
Non-current assets are carried as held for sale if it is considered that their carrying amount will be recovered when sold, rather than via continued use.
This condition is only met when the sale is actively being worked on and is highly probable, and the asset is available for immediate sale in its current condition, and the sale is likely to be completed in the space of one year from the classification date. The period may be extended if the delay is caused by circumstances beyond the company's control and there is sufficient evidence of the commitment to the sales plan.
The total for these assets is carried on one line at the lower of carrying amount and fair value less costs to sell. They are not depreciated as from the date of classification as held for sale. The profit/(loss) contributed by these assets to the Group’s consolidated profit/(loss) is recognized by nature in the income statement. An entity that is committed to a sale plan entailing the loss of control of a subsidiary will classify all that subsidiary's assets and liabilities as held for sale when the requirements indicated in the previous paragraph are met, irrespective of whether or not the entity retains a non-controlling interest in its former subsidiary following the sale.
1.3.4 Accounting estimates and judgments
These financial statements are prepared in accordance with IFRS-IASB, which require the use of estimates, judgments and assumptions that affect the carrying amount of assets and liabilities, the disclosure of contingent assets and liabilities and the amount of income and expenses recognized. The estimates and associated assumptions are based on management's best judgment of aspects that are known when the financial statements are prepared, on historical experience and on any other factor that is deemed to be relevant.
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
•Application of the input method to recognize revenue over time from contracts to which the output method cannot be applied, estimating the total costs forecast to complete the work, using most recent budgets approved for each project by the relevant members of management,and making assumptions of future prices of materials and subcontractors’ work. Prices included in future materials supply arrangements and subcontractors’ contracts are used. In case no supply contracts are in place, materials or subcontractors’ costs are calculated based on market evidence or supply arrangements recently signed for other contracts.
•Provisions for deferred expenses: Management bases its calculations on past experience and bears in mind the different countries and contract requirements.
•Provisions for contractual losses: When the estimated costs to complete a construction project exceed the transaction price, the Company recognizes a provision for the indicated loss.
•Recognition of revenue for variable consideration, for a modification, for a claim or for a dispute. In this regard, management bases its calculation on the specific clauses included in each contract and also considers past experience in other contracts. Management needs to make assumptions regarding the amount of incurred costs that will give rise to these additional sources of revenue and whether those costs meet the conditions for variable consideration, modifications, claims or disputes arising in connection with the contract.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
ii) Highways and Airports financial information under IFRIC 12 (Note 3.3 on Investments in infrastructure projects; Note 6.3 on Provisions) and related impairment testing (Note 3.1. on goodwill and acquisitions and Note 3.5 Investment in Associates) performed based on a discounted cash flow model, which involves management assumptions, mainly related to:
•Future traffic volumes (vehicles and passengers for highways and airports, respectively): for concessions already in operation, traffic estimates are built on actual traffic and growth patterns using macroeconomic data, external studies in certain cases and any other information and plans that may impact future traffic. For concessions under construction, external projections (e.g. airport traffic forecast by international agencies) and research (e.g. impact of e-commerce on heavy vehicles traffic or home working habits on the use of private vehicles for highways) are used.
•Pricing: specific pricing arrangements included in concession contracts are considered. Where the arrangements do not include a fixed price, internal estimates of the elasticity of demand regarding prices and other related inputs are used.
•Future operating expenses: Estimates of future prices of materials, subcontractors and other costs required to operate the concessions are based on historical experience, estimating price index growth and considering related requirements established in the concession agreements.
•Discount rates: Management calculates weighted average cost of capital based on external information sourced from bank reports and converts it into a pre-tax discount rate for impairment test purposes.
Climate-related risks faced by the Group may affect infrastructure and global mobility in the area. The potential impacts of these climate‑related factors are reflected in the Company’s estimated future traffic volumes. Based on the assessment performed, these risks are not considered material.
iii) Equity method applicable to the following ownership interests:
•On June 6, 2025, Ferrovial acquired an additional 5.06% of 407 ETR for CAD 1.99 billion (EUR 1.30 billion), increasing its ownership to 48.29%. The difference between the fair value and carrying amount (EUR 1.5 billion) was allocated to intangible assets. The investment continues to be accounted for using the equity method.
•For the IRB Infrastructure Trust (Private InvIT) stake (23.99%) acquired in June 2024, management considers Ferrovial has significant influence and therefore this stake is equity method accounted.
•The sale of 100% of the economic rights and 49% of the voting rights of Umbrella Roads BV in October 2024, resulted in the loss of control and significant influence, leading to the recognition of a capital gain of EUR 19 million.
•Finally, following the completion in December 2024 of the sale of 19.75% of the share capital of FGP Topco (direct shareholder of Heathrow Airports Holdings Limited ), in which Ferrovial had a 25% stake that was equity consolidated, the remaining 5.25% stake in FGP Topco was classified as a financial asset measured at fair value through profit or loss, as Ferrovial did not have significant influence over this entity. The fair value was determined by reference to the selling price of the 19.75% stake sold in FGP Topco.
1.3.5 Disclosures
It should also be noted that information or disclosures that need not to be included on the basis of qualitative significance have been omitted from these consolidated financial statements due to being immaterial under the IFRS Conceptual Framework.
1.4 EXCHANGE RATE
As indicated previously, Ferrovial does business outside the eurozone through various subsidiaries. The exchange rates used to translate their financial statements for Group consolidation purposes are as follows:
For balance sheet items, the exchange rates used at December 31, 2025 and for the comparative period at December 31, 2024 were as follows:

Closing exchange rate	2025	2024	Change 25/24 (*)
Pound sterling	0.87243	0.82667	5.54%
US dollar	1.17360	1.03490	13.40%
Canadian dollar	1.60998	1.48912	8.12%
Australian dollar	1.75903	1.67318	5.13%
Polish zloty	4.21940	4.27820	(1.37)%
Chilean peso	1,057.420	1,031.520	2.51%
Indian rupee	105.49190	89.20050	18.26%
(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.
For items in the income statement and cash flow statement (cumulative average rates at December 2025, December 2024 and December 2023):

Average exchange rate	2025	2024	2023	Change 25/24 (*)	Change 24/23 (*)
Pound sterling	0.85688	0.84653	0.86961	1.22%	(2.65)%
US dollar	1.13073	1.08180	1.08147	4.52%	0.03%
Canadian dollar	1.57871	1.48193	1.45920	6.53%	1.56%
Australian dollar	1.75238	1.64031	1.62876	6.83%	0.71%
Polish zloty	4.23942	4.30523	4.54119	(1.53)%	(5.20)%
Chilean peso	1,074.758	1,021.13203	908.75223	5.25%	12.37%
Indian rupee	98.59834	90.53760	89.31345	8.90%	1.37%
(*) A negative change represents an appreciation of the reference currency against the euro and vice versa.

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE
The impact recorded in equity attributable to the parent company for currency translation differences was EUR -434 million in 2025 (EUR 33 million in 2024), relating primarily to the depreciation of the Indian Rupee (EUR -159 million), derived from the investments in IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT) described in Note 3.5., and also due to the depreciation of the US dollar (EUR -188 million) and Canadian dollar (EUR -84 million). These translation differences are presented net of the effect of foreign currency hedging instruments arranged by the Group (see Note 5.5), fundamentally related to US and Canadian dollar, reaching EUR 2,955 million of notional value. The depreciation of these currencies has impacted the evolution of the Group’s main assets and liabilities during the year (see Note 5.4).
1.5 SEGMENT REPORTING
For management purposes, the Group is organized into business units based on its activities and services and has four reportable segments, as follows (Note 1.1.2):
•Construction, which undertakes the design and build of all sorts of public and private works, including most notably the construction of public infrastructures.
•Highways, which carries out the development, financing and operation of highways.
•Airports, which is engaged in developing, financing and operating airports.
•Energy, which focuses on innovative solutions for the promotion, construction and operation of energy generation and transmission infrastructures.
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
The income statement is shown below by segment for 2025, 2024 and 2023. The “Other” column includes the income and/or expenses of companies not assigned to any of the business segments, including most notably the parent company Ferrovial SE and its other businesses, such as the waste treatment plants in UK, the mining services in Chile (divested in June 2025) and the new activity started by the group in 2024 related to the development of data centers called Digital Infrastructure. The “Adjustments” column reflects inter-segment consolidation eliminations.
As can be seen in the following tables, Construction and Highways revenues account for more than 10% of the Group’s consolidated revenue (IFRS8 p.13). The Airports segment is also a significant area of activity for Ferrovial, as well as the Energy segment, a relatively new business area where the Group has future growth plans in place, and therefore, they are both disclosed as reporting segments. The CEO assesses its performance separately based on an income statement measured consistently with profit or loss in the consolidated financial statements and with a similar presentation.
Income statement by business segment 2025, 2024 and 2023 (Million euro).

(Millions of euros)	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2025
Revenues	7,653	1,374	111	339	460	(310)	9,627
Total operating expenses	7,142	385	75	336	537	(305)	8,170
Depreciation and amortization expenses	160	270	22	15	23	—	490
(Impairment) and gains/(losses) on disposals of non-current assets	6	—	270	(7)	(59)	—	210
Operating profit/(loss)	357	719	284	(19)	(159)	(5)	1,177
Profit/(loss) on derivatives and other net financial income/(expense)	(52)	(57)	30	(4)	9	—	(74)
Net financial income/(expense) from financing	126	(234)	69	(15)	(237)	—	(291)
Net financial income/(expense)	74	(291)	99	(19)	(228)	—	(365)
Share of profits of equity-accounted companies	—	247	11	—	—	—	258
Profit/(loss) before tax from continuing operations	431	675	394	(38)	(387)	(5)	1,070
Income tax benefit/(expense)	(99)	(65)	(92)	—	316	—	60
Profit/(loss) net of tax from continuing operations	332	610	302	(38)	(71)	(5)	1,130
Profit/(loss) net of tax from discontinued operations	—	—	—	—	20	—	20
Net profit/(loss)	332	610	302	(38)	(51)	(5)	1,150
Net (profit)/loss for the year attributed to non-controlling interests	(91)	(177)	5	1	—	—	(262)
Net profit/(loss) for the year attributed to the parent company	241	433	307	(37)	(51)	(5)	888

SECTION 1: BASIS OF PRESENTATION AND CONSOLIDATION SCOPE

(Millions of euros)	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2024
Revenues	7,236	1,256	91	270	519	(224)	9,148
Total operating expenses	6,806	338	65	268	551	(222)	7,806
Depreciation and amortization expenses	146	232	22	13	28	—	441
(Impairment) and gains/(losses) on disposals of non-current assets	—	151	2,025	—	32	—	2,208
Operating profit/(loss)	284	837	2,029	(11)	(28)	(2)	3,109
Profit/(loss) on derivatives and other net financial income/(expense)	(34)	(75)	627	—	24	(3)	539
Net financial income/(expense) from financing	150	(215)	(2)	(8)	(193)	3	(265)
Net financial income/(expense)	116	(290)	625	(8)	(169)	—	274
Share of profits of equity-accounted companies	—	226	8	—	4	—	238
Profit/(loss) before tax from continuing operations	400	773	2,662	(19)	(193)	(2)	3,621
Income tax benefit/(expense)	(142)	(110)	3	5	99	—	(145)
Profit/(loss) net of tax from continuing operations	258	663	2,665	(14)	(94)	(2)	3,476
Profit/(loss) net of tax from discontinued operations	—	—	—	—	14	—	14
Net profit/(loss)	258	663	2,665	(14)	(80)	(2)	3,490
Net (profit)/loss for the year attributed to non-controlling interests	(68)	(160)	(23)	—	—	—	(251)
Net profit/(loss) for the year attributed to the parent company	190	503	2,642	(14)	(80)	(2)	3,239

	Construction	Highways	Airports	Energy	Other	Adjustments	Total 2023
Revenues	6,870	1,085	80	207	506	(233)	8,515
Total operating expenses	6,659	286	58	206	548	(233)	7,524
Depreciation and amortization expenses	134	213	20	9	26	(1)	401
(Impairment) and gains/(losses) on disposals of non-current assets	—	38	—	—	(2)	(1)	35
Operating profit/(loss)	77	624	2	(8)	(70)	—	625
Profit/(loss) on derivatives and other net financial income/(expense)	(31)	5	(12)	(1)	28	(2)	(13)
Net financial income/(expense) from financing	117	(224)	3	—	(114)	1	(217)
Net financial income/(expense)	86	(219)	(9)	(1)	(86)	(1)	(230)
Share of profits of equity-accounted companies	—	198	11	(1)	6	1	215
Profit/(loss) before tax from continuing operations	163	603	4	(10)	(150)	—	610
Income tax benefit/(expense)	(65)	(55)	(20)	2	22	1	(115)
Profit/(loss) net of tax from continuing operations	98	548	(16)	(8)	(128)	1	495
Profit/(loss) net of tax from discontinued operations	—	—	—	—	17	(1)	16
Net profit/(loss)	98	548	(16)	(8)	(111)	—	511
Net (profit)/loss for the year attributed to non-controlling interests	(51)	(126)	7	—	—	—	(170)
Net profit/(loss) for the year attributed to the parent company	47	422	(9)	(8)	(111)	—	341

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 2: PROFIT/(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
This section comprises the notes relating to profit/(loss) for the years ended December 31, 2025, 2024 and 2023.
For the year ended December 31, 2025:
Net profit for the year reached EUR 888 million on the back of the positive one-off impacts related to the divestment transactions executed during the year, as mentioned in Note 1.1.4, highlighting the positive impact of the 50% stake in AGS (EUR 272 million). Excluding these one-off effects, the positive operating performance compared to the previous year on the back of higher revenues and EBIT in the Construction and Highways is also worth mentioning.
For the year ended December 31, 2024:
Net profit for the year reached EUR 3,239 million on the back of the positive one-off impacts related to the divestment transactions executed during the year, as mentioned in Note 1.1.4, highlighting the positive impact of the 19.75% stake in Heathrow Airports Holdings (EUR 2.570 million), the 5% stake in IRB Infrastructure Developers (EUR 116 million) and the 24% stake in Grupo Serveo (EUR 32 million). Excluding this one-off effect, it also worth mentioning the net income improvement compared to the previous year on the back of the positive operational performance in Highways business in the US and Canada due to higher traffic and toll rates, as well as the Construction Division’s results.
For the year ended December 31, 2023:
Net profit for the year reached EUR 341 million thanks to traffic and revenue per transaction growth in the Highways business in the US, as well as by the Construction business' results, particularly the contributions from the businesses in Spain and Poland (Budimex).
Also noteworthy is the sale of the Azores highway in Portugal (EUR 41 million) and the positive impact of financial derivatives (EUR 43 million), highlighting the impact of equity swaps due to the positive performance of the Company's shares and the positive variation in Autema highway's interest rate swaps.

SECTION 2: PROFIT/(LOSS)
NOTES ON PROFIT/(LOSS) FROM CONTINUING OPERATIONS
2.1. REVENUES
The Group’s revenue for the year ended December 31, 2025, and for the years ended December 31, 2024 and 2023 reached EUR 9,627 million, EUR 9,148 and EUR 8,515 million, respectively.
The Group's revenue from contracts with customers, as interpreted by IFRS 15, amounted to EUR 9,516 million, EUR 9,024 million and EUR 8,339 million, respectively (Note 4.4), for the years ended December 31, 2025, 2024 and 2023.
Revenue also includes financial income from services provided by the concession operators that apply the financial asset model, totaling EUR 10 million, EUR 9 million and EUR 10 million in 2025, 2024 and 2023, respectively.
Set out below is a breakdown of revenue by segment and comparative figures for 2025, 2024 and 2023:
For the year ended December 31, 2025:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	7,368	285	7,653	6%
Highways	1,373	1	1,374	9%
Airports	111	—	111	22%
Energy	337	2	339	26%
Other activities (*)	259	201	460	(11)%
Adjustments	—	(310)	(310)	38%
Total	9,450	177	9,627	5%
(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
For the year ended December 31, 2024:

(Million euro)	External sales	Inter-segment sales	Total	Var. %
Construction	6,921	315	7,236	5%
Highways	1,246	10	1,256	16%
Airports	82	9	91	14%
Energy	268	2	270	30%
Other activities (*)	347	172	519	3%
Adjustments	—	(224)	(224)	(4)%
Total	8,865	283	9,148	7%
(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
For the year ended December 31, 2023:

(Million euro)	External sales	Inter-segment sales	Total
Construction	6,381	489	6,870
Highways	1,084	1	1,085
Airports	80	—	80
Energy	207	—	207
Other activities (*)	350	156	506
Adjustments	—	(233)	(233)
Total	8,102	413	8,515
(*) Inter-segment sales of Other activities, relate mainly to support services provided by the Corporation to the rest of the Group’s businesses, which are eliminated in the consolidation process.
Inter-segment sales reached EUR 177 million for the period ended December 31, 2025, and are mainly related to works completed by the Construction business for the infrastructure concession operators (Note 1.3.2 and Note 6.8).
The breakdown of sales by geographic area is as follows:

(Million euro)	2025	2024	Var. 25/24	2023	Var. 24/23
USA	3,485	3,271	214	2,879	392
Poland	2,228	2,119	109	2,160	(41)
Spain	1,891	1,584	307	1,476	108
UK	804	809	(5)	771	38
Canada	371	246	125	161	85
Other	848	1,119	(271)	1,068	51
TOTAL	9,627	9,148	479	8,515	633
The Ferrovial Group’s sales in its five main markets accounted for 91% of total sales in 2025 (88% in 2024 and 87% in 2023).

SECTION 2: PROFIT/(LOSS)
2.2. OTHER OPERATING EXPENSES
Set out below is a breakdown of other operating expenses:

(Million euro)	2025	2024	Var. 25/24	2023	Var. 24/23
Subcontracted work	3,772	3,550	222	3,337	213
Leases	296	257	39	251	6
Repairs and maintenance	85	75	10	82	(7)
Independent professional services	495	454	41	485	(31)
Changes in provisions for liabilities (Note 6.3)	10	(36)	46	53	(89)
Other operating expenses	541	631	(90)	670	(39)
Total other operating expenses	5,199	4,931	268	4,878	53
2.3 PERSONNEL EXPENSES
Set out below is a breakdown of personnel expenses:

(Million euro)	2025	2024	Var.25/24	2023	Var.24/23
Wages and salaries	1,540	1,468	72	1,350	118
Social security contributions	221	375	(154)	179	196
Pension plan contributions	19	18	1	15	3
Share-based payments	14	13	1	11	2
Other welfare expenses	53	(114)	166	43	(157)
TOTAL	1,847	1,760	87	1,599	162
The trend in the number of employees at December 31, 2025, 2024 and 2023, by professional category and gender is as follows.
At December 31, 2025:

	12.31.2025
CATEGORY	MEN	WOMEN	TOTAL	VAR 25/24
Executive directors	2	—	2	—%
Senior managers	11	3	14	(13)%
Executives	2,964	825	3,789	4%
Managers/Professionals/Supervisors	4,316	2,384	6,700	3%
Administrative/Support personnel	538	682	1,220	(16)%
Manual workers	10,394	490	10,884	(22)%
Total	18,225	4,384	22,609	(11)%
At December 31, 2024:

	12.31.2024
CATEGORY	MEN	WOMEN	TOTAL	VAR 24/23
Executive directors	2	—	2	—%
Senior managers	12	4	16	23%
Executives	2,900	757	3,657	4%
Managers/Professionals/Supervisors	4,236	2,270	6,506	4%
Administrative/Support personnel	680	772	1,452	1%
Manual workers	13,160	708	13,868	2%
Total	20,990	4,511	25,501	3%
At December 31, 2023:

	12.31.2023
CATEGORY	MEN	WOMEN	TOTAL
Executive directors	2	—	2
Senior managers	11	2	13
Executives	2,819	703	3,522
Managers/Professionals/Supervisors	4,145	2,132	6,277
Administrative/Support personnel	670	766	1,436
Manual workers	12,910	639	13,549
Total	20,558	4,241	24,799
The decrease in the workforce compared to last year is mainly due to the sale of the entire Ferrovial mining services business in Chile (Note 1.4.4).
At December 31, 2025, 2024 and 2023, there were 172, 175 and 121 employees, respectively, with a disability rating of 33% or more, accounting for 1%, 1.0% and 0.5% of the total workforce at the end of each period.

SECTION 2: PROFIT/(LOSS)
The average workforce by business line for the three periods is as follows:

	12.31.2025
BUSINESS	MEN	WOMEN	TOTAL	VAR 25/24
Construction	14,498	3,394	17,891	(2)%
Highways	480	187	667	(18)%
Airports	195	49	244	(2)%
Energy	1,502	228	1,730	4%
Other	707	364	1,071	(78)%
Total	17,382	4,221	21,603	(16)%

	12.31.2024
BUSINESS	MEN	WOMEN	TOTAL	VAR 24/23
Construction	14,944	3,355	18,299	(6)%
Highways	588	227	815	(11)%
Airports	201	46	248	5%
Energy	1,460	201	1,661	2296%
Other	4,140	694	4,834	7%
Total	21,333	4,523	25,857	3%

	12.31.2023
BUSINESS	MEN	WOMEN	TOTAL
Construction	16,067	3,345	19,412
Highways	678	233	911
Airports	195	42	237
Energy	48	21	69
Other	3,866	670	4,536
Total	20,855	4,311	25,166
The decrease in the average workforce compared to last year is mainly due to the sale of the entire Ferrovial mining services business in Chile. (See Note 1.4.4)
2.4. IMPAIRMENTS AND DISPOSALS
There follows a breakdown of the main gains and losses due to impairment and disposals for the corresponding periods.

2025
(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
AGS Sale	272	272
Capital gains and disposals	272	272
Chilean Mining Services	(14)	(14)
Energy assets	(7)	(7)
Other	(41)	(41)
Impairment gains/(losses)	(62)	(62)
TOTAL IMPAIRMENT AND DISPOSALS	210	210

2024
(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
19,75% HAH Sale	2,023	2,023
5% IRB Sale	132	116
Serveo Sale	33	32
Equity-accounted availability Highways assets	19	19
Vertiports sale	2	2
Capital gains and disposals	2,209	2,192
Impairment gains/(losses)	(1)	(1)
TOTAL IMPAIRMENT AND DISPOSALS	2,208	2,191

2023
(Million euro)	Impact on profit/(loss) before tax	Impact on profit/(loss) after tax
Azores sale	39	41
Capital gains and disposals	39	41
Aravia	(2)	(2)
Zity Sale	(2)	(2)
Impairment gains/(losses)	(4)	(4)
TOTAL IMPAIRMENT AND DISPOSALS	35	37

SECTION 2: PROFIT/(LOSS)
The other results for 2025 (EUR -41 million) corresponds to historical foreign‑exchange translation differences reclassified from other comprehensive income (OCI) to the income statement, derived from the liquidation during the year of foreign holding companies, with no cash impact.
2.5 NET FINANCIAL INCOME/(EXPENSE)
The following tables provide an itemized breakdown of changes in net financial income/(expense) in 2025, 2024 and 2023.
Net financial income/(expense) for these years from the infrastructure project companies (see Note 1.1.2) is presented separately from that of ex-infrastructure project companies. In each case, a distinction is made between net financial income/(expense) from financing (which includes borrowing costs on bank borrowings and bonds, and returns on financial investments and loans granted) and net financial income/(expense) from derivatives and other items (including the effect of the fair value measurement of ineffective hedges, and other income and expenses not directly related to financing).
For 2025, as compared to 2024:

(Million euro)	2025	2024	Var. %
Financial income from infrastructure project financing	24	43	(44)%
Financial expense from infrastructure project financing	(372)	(382)	(3)%
Net financial income/(expense) from financing, infrastructure project companies	(348)	(339)	3%
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	8	9	(11)%
Other net financial income/(expense), infrastructure project companies	(84)	(81)	4%
Net financial income/(expense) from derivatives and other, infrastructure project companies	(76)	(72)	6%
Net financial income/(expense) from infrastructure projects	(424)	(411)	3%
Financial income, ex-infrastructure project companies	123	169	(27)%
Financial expense, ex-infrastructure project companies	(66)	(95)	(31)%
Net financial income/(expense) from financing, ex-infrastructure project companies	57	74	(23)%
Net financial income/(expense) from derivatives and other fair value adjustments, ex-infrastructure project companies	82	574	(86)%
Other net financial income/(expense), ex-infrastructure project companies	(80)	37	(316)%
Net financial income/(expense) from derivatives and other, ex-infrastructure project companies	2	611	(100)%
Net financial income/(expense), ex-infrastructure project companies	59	685	(91)%
Total net financial income/(expense)	(365)	274	(233)%
For 2024, as compared to 2023:

(Million euro)	2024	2023	Var. %
Financial income from infrastructure project financing	43	34	26%
Financial expense from infrastructure project financing	(382)	(362)	6%
Net financial income/(expense) from financing, infrastructure project companies	(339)	(328)	3%
Net financial income/(expense) from derivatives and other fair value adjustments, infrastructure project companies	9	13	(31)%
Other net financial income/(expense), infrastructure project companies	(81)	(57)	42%
Net financial income/(expense) from derivatives and other, infrastructure project companies	(72)	(44)	64%
Net financial income/(expense) from infrastructure projects	(411)	(372)	10%
Financial income, ex-infrastructure project companies	169	216	(22)%
Financial expense, ex-infrastructure project companies	(95)	(105)	(10)%
Net financial income/(expense) from financing, ex-infrastructure project companies	74	111	(33)%
Net financial income/(expense) from derivatives and other fair value adjustments, ex-infrastructure project companies	574	11	5118%
Other net financial income/(expense), ex-infrastructure project companies	37	20	85%
Net financial income/(expense) from derivatives and other, ex-infrastructure project companies	611	31	1871%
Net financial income/(expense), ex-infrastructure project companies	685	142	382%
Total net financial income/(expense)	274	(230)	(219)%
The main difference between total net financial income /(expense) for 2025 (EUR -365 million) compared to 2024 (EUR 274 million) is explained by the impact in the line item "Net financial income/(expense) from derivatives and other fair value adjustments, other companies" which included a positive effect of EUR 547 million registered in 2024 related to the Heathrow Airports Holding (HAH) divestment, as a consequence of the recognition of the remaining 5.25% stake in HAH as a financial asset at fair value through profit or loss. The fair value was determined by referencing the selling price of the recently divested 19.75% stake in FGP Topco.
The following table provides a breakdown of financial expense from infrastructure project companies showing capitalized expenses relating to highways under construction:

Infrastructure project financing expenses from infrastructures (Million euro)	2025	2024	2023
Accrued financial expenses	(384)	(387)	(379)
Expenses capitalized during the construction period	12	5	17
Financial expenses in P&L	(372)	(382)	(362)

SECTION 2: PROFIT/(LOSS)
2.6 SHARE OF PROFITS OF EQUITY-ACCOUNTED COMPANIES
The share of profits of equity-accounted companies in 2025 amounted to EUR 258 million (EUR 238 million in 2024 and EUR 215 million in 2023). Set out below is a breakdown of the most significant companies:

Profit/(loss) of equity-accounted companies (Million euro)	2025	2024	2023
407 ETR	217	188	154
JFK NTO	4	3	4
IRB	25	13	14
Private InvIT	(6)	(8)	—
Other	18	42	43
TOTAL	258	238	215
Note 3.5 provides further details of these companies’ profits/(losses).
2.7 CORPORATE INCOME TAX AND DEFERRED TAXES
2.7.1 Breakdown of current and deferred tax expense and tax paid for 2025, 2024 and 2023
The breakdown of income tax expense for 2025, 2024 and 2023, distinguishing between current tax, deferred tax, withholdings on foreign operations and changes in prior year tax estimates and other items, is as follows.

(Million euro)	2025 DEC	2024 DEC	2023 DEC
Income Tax (expense) for the year	60	(145)	(115)
Current tax expense	(89)	(107)	(146)
Deferred tax expense	58	(28)	65
Withholdings on a foreign operation	(3)	(36)	(73)
Change to the prior-year tax evaluation and other	94	26	39
2.7.2 Explanation of corporate income tax expense for the year and the applicable tax rate
In 2025, corporate income tax was recognized in the amount of EUR 60 million (EUR -145 million in 2024 and EUR -115 million in 2023) as shown in the following tables:

(Million euro)	2025 DEC	2024 DEC	2023 DEC
Profit/(Loss) before tax on continuing operations	1,070	3,621	610
Results of associates	(258)	(239)	(215)
Pass-through tax rules (US)	(172)	(147)	(93)
Divestments completed during the year (Note 1.1.3)	(275)	(2,814)	—
Profit/(Loss) before tax on continuing operations adjusted	365	421	302
Theoretical income tax expense (25.8%)	(94)	(109)	(78)
Recognition of previously unrecognized tax losses / Unrecognized tax losses for the year	119	(16)	(5)
Ruling related to Royal Decree-Law 3/2016 (Spain)	—	31	—
Withholding tax	(3)	(36)	(73)
Other adjustments	38	(15)	40
Income Tax (expense) for the year	60	(145)	(115)
Effective tax rate (%)	(5.6)%	4.0%	18.8%
For the analysis of the corporate income tax, we have to consider the following adjustments:
•Results of associates: the results of the equity method companies already include the tax effect, so they must be adjusted for the analysis.
•Pass-through tax rule: Primarily relates to profits/losses in concession project companies in the US, which are fully consolidated. However, the associated tax expense/credit is recognized based solely on Ferrovial's ownership interest, as these companies are taxed under pass-through tax rules, whereby the shareholders are the taxpayers according to their stake in the concession.
•Non-taxable capital gains (EUR 275 million), mainly explained by the sale of the entire stake in AGS Airports Holdings Limited (AGS), and the mining services business in Chile (see Note 1.1.3).
The main adjustments to the theoretical income tax expense for the year are as follows:
•Recognition of previously unrecognized tax losses, mainly in the US and Spain, on the back of the annual assessment of the expected recoverability of these assets.
•Other adjustments, which primarily correspond to the effect of different tax rates of subsidiaries operating in other jurisdictions, the recognition of other deferred tax assets based in its recoverability, and the prior year tax effects mainly related to the 2024 true-up recognition in Spain and in UK.

SECTION 2: PROFIT/(LOSS)
2.7.3 Movements in deferred tax assets and liabilities
Set out below is a breakdown of movements in deferred tax assets and liabilities for 2025 and 2024:

	2025	2024	Var.
Tax Credits	608	537	71
Other deferred Tax Assets	350	622	-272
TOTAL DEFERRED TAX ASSETS	958	1,159	-201
Deferred taxes Liabilities	889	1,239	-350
TOTAL DEFERRED TAX LIABILITIES	889	1,239	-350
Deferred tax assets
a) Tax credits
This item manly relates to tax losses that have not been used yet by the Group companies.
It does not include all the tax credits available, only those that the Group expects to be able to use in the short or medium term, based on a 10 year-period financial projections performed. The total balance recognized amounts to EUR 608 million (EUR 537 million in 2024), of which EUR 594 million relates to tax credits for tax-loss carryforwards (EUR 517 million in 2024) and EUR 14 million to other tax credits (EUR 20 million in 2024).
Set out below is a breakdown of tax-loss carryforwards pending offset, and showing the maximum tax credit and the tax credit recognized:

2025
(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US Tax Group	2,188	No expiry date	501	501
Spanish Tax Group	488	No expiry date	122	15
Netherlands Tax Group	331	No expiry date	86	—
UK	234	No expiry date	58	8
Turkey	234	2026-2030	59	18
Chile	136	No expiry date	37	35
Colombia	85	No expiry date	30	—
Canada	43	2036-2046	11	11
Other	259	2025-No expiry date	65	7
Total	3,998		969	594

2024
(Million euro) Country	Tax-loss carryforwards	Limitation period	Maximum tax credit	Tax credit recognized
US Tax Group	2,138	No expiry date	493	443
Spanish Tax Group	303	No expiry date	76	23
Netherlands Tax Group	288	No expiry date	74	10
UK	218	No expiry date	55	—
Turkey	107	2025-2029	27	—
Australia	30	No expiry date	9	—
Canada	28	2035-2045	7	—
Other	579	2024-No expiry date	146	41
Total	3,691		887	517

b) Other deferred tax assets
This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes. The recognition of an asset means that certain expenses have been recognized for accounting purposes before they may be recognized for tax purposes and therefore the company will recover the income or expense for tax purposes in future years.
The main deferred tax assets correspond to provisions recognized that do not have tax effects until they are applied, differences between the tax and accounting approach related to revenue recognition, mainly in the Construction business line, differences between the tax and accounting depreciation/amortization, also to losses accumulated in reserves that will have a tax effect when they are realized and are transferred to the income statement, mostly related to financial derivatives, and finally, to losses recognized derived from the liquidation during the year of holding companies that hold investments in foreign countries, which could allow for the recognition of future tax shields that will reduce tax payments in the future, as commented above.
Deferred tax liabilities
This item reflects the tax effects arising from the different timing of the recognition of certain expenses and income for accounting and tax purposes, and basically represent expenses that are recognized for tax purposes before it may be recognized for accounting purposes, or income recognized in the financial statements before it is declared in the tax return.

SECTION 2: PROFIT/(LOSS)
These deferred taxes mainly relates to differences between tax and accounting values recognized due to fair value adjustments to acquisitions, highlighting the additional stake acquisition in the I-66 highway in 2021 or the Dalaman international airport in 2022, to differences between tax and accounting amortization and between the tax and accounting methods used to recognize revenue under IFRIC 12, mainly in the Highways business line, also to profits not yet recognized for tax purposes mostly arising from financial derivatives, and finally, to withholding taxes on the repatriation of future dividends, mainly related to Canada.
2.7.4. International Tax - Pillar Two
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
The estimations performed for the 2025 fiscal year show that most jurisdictions are covered by the TSH. The limited number of jurisdictions not covered by the TSH (primarily due to how capital gains and dividends from equity method entities are treated under the Country-by-Country reporting rules) will not be taxed based on full Pillar Two regime rules. For this reason, there is no pillar-two payment impact for fiscal year 2025.
Finally, as of 2024, each legal entity of Ferrovial applies the mandatory exception to the recognition and disclosure of deferred tax assets and liabilities relating to Pillar Two income taxes referred to in paragraph 4A of the IAS12.
2.7.5. Years open to tax inspection
In accordance with tax legislation in force, taxes may not be finally settled until the filed returns have been audited by the tax authorities, or until the legally stipulated statute of limitation period has elapsed.
The following inspections are currently in progress, in the jurisdictions indicated:
Canada
Cintra 4352238 Investments Inc: A tax audit is currently underway with the Canada Revenue Agency (CRA). Scope: Corporate Income Tax /Transfer Pricing for fiscal years 2018–2019. Challenges: the intangible fee charged by Cintra Servicios de Infraestructuras. Based on the CRA’s prior position in relation to the intangible fee, an adjustment for 2018 and 2019 appears likely. However, the Spanish tax authorities accepted Ferrovial’s intangible fee policy in the 2017–2020 Spanish tax audit. In light of that acceptance, we assess that any Mutual Agreement Procedure (MAP) outcome is likely to be favorable to the Spanish/Ferrovial position. Accordingly, no provision has been recognized for 2018–2019 at this time.
Peru
Consorcio Vial Chimbote: The start of a tax audit has been notified by local Tax Authorities, for CIT and VAT for FY 2021-2022. The required documentation is currently being submitted.
Colombia
Ferrovial Construcción S.A Sucursal Colombia: The start of a tax audit has been notified by local Tax Authorities, for CIT for FY 2022-2023. The required documentation is currently being submitted.
United States
Webber Infrastructure Management Inc. is currently undergoing to a tax audit by the State of Florida for Sales & Use Tax covering the period from June 2021 through June 2024. The audit is at the informal proposal stage, with a Notice of Proposed Assessment (NOPA) issued on November 13, 2025, in the amount of approximately USD 1.44 million for the audit period. The company filed a informal protest. The disputed items primarily include insurance recovery amounts and untaxed purchases extrapolated using incorrect sampling methods; the removal of these items would significantly reduce the proposed tax and interest liability. Following submission of the protest, the Florida Department of Revenue will issue a Notice of Decision, after which the company may pursue either a Request for Reconsideration or a formal challenge, which could involve litigation before an administrative law judge or in Florida circuit court.
The companies are subject to a statute of limitations of between three and five years in most of the countries in which the Group operates.
In view of the potential different interpretations of tax regulations, any audit that may be undertaken in the future by the tax authorities for the years open to review could give rise to tax liabilities, the amount of which cannot currently be objectively quantified. Nonetheless, the likelihood that significant liabilities in addition to those recognized in the Financial Statements could have a material impact on the Ferrovial Group’s equity is considered remote.
NOTES ON PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS
2.8 PROFIT/(LOSS) FROM DISCONTINUED OPERATIONS
Profits from discontinued operations are related to earn-outs and other pending issues regarding the divestment of the different components of the Ferrovial Services business, completed in previous years. The impact on the income statements reached EUR 20 million, EUR 14 million and EUR 16 million in 2025, 2024 and 2023, respectively, and as also explained in Note 1.1.3, relates mainly to the indemnities and updated earn-outs associated with the disposal of the Services business in Spain and Portugal, as well as other adjustments related to the Amey business divestment in the United Kingdom.

SECTION 2: PROFIT/(LOSS)
NOTES ON PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS, NET PROFIT/(LOSS) AND EARNINGS PER SHARE
2.9 PROFIT/(LOSS) FROM NON-CONTROLLING INTERESTS
In 2025, 2024 and 2023 profit/(loss) attributed to non-controlling interests amounted to EUR -262 million, EUR -251 million and EUR -170 million, respectively.
These figures relate to the profits obtained by Group companies attributable to the company’s other shareholders. The positive figures relate to loss-making companies and the negative figures relate to profit-making companies.

(Million euro)	2025	2024	2023	NON-GROUP
Budimex Group	(91)	(77)	(83)	49.86%
Autop.Terrasa Manresa, S.A.	(9)	(8)	(8)	23.72%
LBJ Infraestructure Group	(31)	(28)	(20)	45.40%
NTE Mobility Partners	(58)	(59)	(60)	37.03%
NTE Mobility Partners Segments 3 LLC	(62)	(60)	(41)	46.33%
FAM Construction LLC	—	9	34	30.00%
D4R7 Construction S.R.O.	2	3	(1)	35.00%
I-77 Mobility Partners	(10)	(9)	(12)	27.77%
I-66 Mobility Partners	(7)	3	16	44.30%
Yda Havalimani Yatrim Ve (Dalaman)	5	(24)	7	40.00%
Webber United LLC	—	—	1	40.00%
Other companies	(1)	(2)	(3)	—%
TOTAL	(262)	(251)	(170)	—%
2.10 NET PROFIT/(LOSS) AND EARNINGS PER SHARE
The calculation of earnings per share attributed to the parent company for 2025, 2024 and 2023 is as follows:

(Million euro, except otherwise indicated)	2025	2024	2023
Net profit/(loss) attributable to ordinary equity holders of the parent:
Continuing operations	868	3,225	325
Discontinued operations	20	14	16
Net cost of subordinated perpetual bond	—	—	(5)
Profit/(loss) attributable to ordinary equity holders of the parent for basic earnings	888	3,239	336
Effects of dilution	—	—	—
Profit/(loss) attributable to ordinary equity holders of the parent adjusted for the effect of dilution	888	3,239	336

Weighted average number of ordinary shares for basic EPS (*) (thousands of shares)	718,716	724,191	728,255
Effects of dilution	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution (thousands of shares)	718,716	724,191	728,255

Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the basic EPS calculations	20	14	16
Effects of dilution	—	—	—
Profit/(loss) attributable to ordinary equity holders of the parent from discontinued operations for the diluted EPS calculations	20	14	16
(*) The weighted average number of ordinary shares is calculated by reducing in this figure the number of treasury shares acquired during the year.
Basic earnings per share have been calculated by dividing profit for the year attributed to the parent company's shareholders by the weighted average number of ordinary shares outstanding, excluding the average number of treasury shares held during the year.
As regards diluted earnings per share, it should be noted that the Group did not have any dilutive potential ordinary shares, the convertible bond issued in 2025 is redeemable solely for cash, thereby achieving a neutral impact in terms of equity and ensuring there is no dilutive impact on existing shareholders (note 5.2.b.1.1.), and the share-based remuneration schemes will not give rise to any share capital increases in the Group. Consequently, no dilutive impact is envisaged when employee rights under the plans are exercised. Hence there is no difference between basic and diluted earnings per share, as shown in the following table:

		2025	2024	2023
Net earnings per share attributed to the parent company (in euros)	Diluted	1.24	4.47	0.46
	Basic	1.24	4.47	0.46
Net earnings per share attributed to the parent company, continuing operations (in euros)	Diluted	1.21	4.45	0.44
	Basic	1.21	4.45	0.44
Net earnings per share attributed to the parent company, discontinued operations (in euros)	Diluted	0.03	0.02	0.02
	Basic	0.03	0.02	0.02
Profit/(loss) per business segment is shown in Note 1.5 for 2025, 2024 and 2023.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 3: NON-CURRENT ASSETS AT DECEMBER 31, 2025 AND 2024
This section includes the notes on non-current assets in the balance sheet, excluding deferred tax assets (Section 2) and financial derivatives (Section 5).
The main components of Ferrovial’s non-current assets at December 2025 are “Fixed assets in infrastructure projects” (Note 3.3), amounting to EUR 12,509 million (EUR 14,147 million in 2024), “Investments in Associates” (Note 3.5) totaling EUR 3,955 million (EUR 3,023 million in 2024) relating mainly to the investments in 407 ETR, IRB Developers, IRB Private InvIT and JFK NTO, and “Goodwill on consolidation” (Note 3.1) reaching EUR 412 million (EUR 500 million in 2024).
Investments in infrastructure projects

INVESTMENTS IN INFRASTRUCTURE PROJECTS (Million euro)	2025	2024
Opening balance at 01.01	14,147	13,495
Additions	153	87
Depreciation	(243)	(235)
Disposals	(14)	(14)
Exchange rate effect	(1,535)	814
Changes in the scope of consolidation and others	—	—
Closing balance at 12.31	12,509	14,147
The variation in 2025 is mainly due to the impact of the foreign exchange rate, which represents a decrease of EUR 1,535 million, mainly driven by the US dollar depreciation against the euro (Note 1.4).
Additions stood at EUR 153 million (EUR 87 million in 2024), is mainly related to the ultimate capacity works in North Tarrant Express, in the US.
The variation under this heading during 2024 reached EUR 652 million, mainly due to the EUR/US dollar foreign exchange rate effect and the accumulated depreciation.
Investments in Associates

INVESTMENTS IN ASSOCIATES (Million euro)	TOTAL 2025	TOTAL 2024
Balance at 12.31.24	3,023	2,038
Capital contribution	256	1,192
Share of profit/(loss)	258	238
Dividends	(492)	(357)
Foreign exchange differences	(385)	60
Derivatives	18	20
Net investment / (net disposals)	1,273	—
Other	4	(168)
Balance at 12.31.25	3,955	3,023
During 2025, the investment in associates heading increased by EUR 932 million on the back of the additional 5.06% stake acquired in 407ETR (EUR 1,273 million), the capital contributions in JFK NTO Airport (EUR 236 million), and the share of these companies’ profits (EUR 258 million), highlighting the 407 ETR results (EUR 217 million), partially offset by the negative exchange rate impact, derived from depreciation of the Indian rupee, Canadian dollar and US dollar (EUR -385 million).
During 2024, the investments in associates heading increased by EUR 985 million on the back of the capital contributions in JFK NTO Airport (EUR 469 million), the acquisition of 23.99% of IRB Private InvIT (EUR 710 million) described in Note 1.1.4, and the share of these companies’ profits (EUR 238 million), particularly the 407 ETR's results (EUR 188 million). Also worth mentioning is the effect on other movements of the 5% stake divestment in IRB Infrastructure Developers (EUR -77 million), the availability concession assets sold to Interogo Holding in October 2024 (EUR -70 million), and the sale of 24.78% stake in Grupo Serveo (EUR -21 million), partially offset by the derivatives impact (EUR 20).
Goodwill
The company recognizes goodwill for the consideration transferred in excess of the fair value of the net assets acquired in the context of business combinations, such as those that involve infrastructure projects.
In addition to the impact of the fluctuation in the US dollar exchange rate (note 1.4), the main change arises in the Construction business due to the recognition of a goodwill as a result of the acquisition of Powernet, offset by a decrease in Power Transmission Lines in Chile, reclassified to assets held for sale (Note 1.1.3), and in the Other segment due to the divestment of the mining service in Chile (Note 1.1.4).

SECTION 3: NON-CURRENT ASSETS
3.1 GOODWILL AND ACQUISITIONS
Movements in goodwill during 2025 and 2024 are set out below:

(Million euro)	BALANCE AT 12.31. 2024	Investments (divestments)	Exchange rate and others	BALANCE AT 31.12. 2025
Construction	140	8	(7)	141
Budimex	71	—	1	72
Webber	69	—	(8)	61
Powernet	—	8	—	8
Highways	276	—	(33)	243
I-66 Express Mobility Partners Hold. LLC	276	—	(33)	243
Airports	27	—	—	27
Dalaman	27	—	—	27
Energy	46	(44)	(2)	—
Power Transmission Lines Chile	46	(44)	(2)	—
Other	10	(10)	—	—
Mining Services Chile	10	(10)	—	—
TOTAL	500	(46)	(42)	412

(Million euro)	BALANCE AT 12.31. 2023	Investments (divestments)	Exchange rate and others	BALANCE AT 31.12. 2024
Construction	135	—	5	140
Budimex	70	—	1	71
Webber	65	—	4	69
Highways	259	—	17	276
I-66 Express Mobility Partners Hold. LLC	259	—	17	276
Airports	27	—	—	27
Dalaman	27	—	—	27
Energy	43	—	3	46
Power Transmission Lines Chile	43	—	3	46
Other	10	—	(1)	10
Mining Services Chile	10	—	(1)	10
TOTAL	475	—	25	500
In addition to the impact of the fluctuation in the US dollar exchange rate (Note 1.4), the main change arises in the Construction business due to the recognition of goodwill as a result of the acquisition of Powernet, offset by a decrease in Power Transmission Lines in Chile, reclassified to assets held for sale (Note 1.1.3), and in the Other segment due to the divestment of the mining service in Chile (Note 1.1.4).
Impairment test
The Group assesses at least twice a year (in June and December) whether there is any indicator that an asset may be impaired and, if so, performs an impairment test in accordance with the applicable accounting standards IAS 36 "Impairment of assets" and IAS 38 "Intangible assets". In addition, the Group also systematically tests its cash-generating units that include goodwill for impairment in December.
Goodwill recovery is analyzed at cash generating unit level. The projections used in the impairment tests are consistent with the latest business projections presented to the Board and it was concluded that there is no impairment as of December 31, 2025. The impairment test is a process that compares the recoverable amount of the cash generating unit with its carrying amount, including goodwill. In 2025 and 2024 we did not recognize any impairment loss for goodwill. In the explanatory notes, we disclose the headroom between the recoverable amounts (applying the Value in Use method) and the carrying amounts of the investments for those entities to which goodwill has been tested.
Where a change in a key assumption is deemed to be reasonably possible, the Group will carry out a sensitivity analysis to determine whether additional risk could arise. Additionally, the Group has carried out a sensitivity analysis applying +100bps to the discount rate on each cash generating unit subject to impairment test, presenting headroom against each carrying amount.
A. Construction business line goodwill (Webber, Budimex and Powernet):
In the case of Webber, in 2025 the goodwill impairment test, based on a 5-year projection, reflects a headroom of 270% with respect to its carrying amount (245% headroom at December 31, 2024). The cash flows have been discounted at a rate of 8.8% (10.6% before taxes), calculated using the CAPM based on current market input and in line with the method used in prior years.
As Budimex is listed on the Warsaw Stock Exchange and has a free float, we consider the share price to be representative of its value. Therefore, the goodwill was tested for impairment by ascertaining whether Budimex’s closing market price at December 31, 2025 was higher than its carrying amount. Budimex’s share price at December 31, 2025 was 1,154% higher than its carrying amount (891% at December 31, 2024), so there are no indications of impairment.
For Powernet, the 2025 goodwill impairment test is based on a 5-year projection, reflecting a headroom of 79% with respect to its carrying amount. A discount rate of 8.3% has been used (12.1% before taxes).
B. Highways business line goodwill (I-66):
The I-66 highway goodwill arose following the acquisition of an additional 5.704% of the concession operator I-66 Express Mobility Partners Hold. LLC in December 2021. The highway became operational in the last quarter of 2022.

SECTION 3: NON-CURRENT ASSETS
The impairment test considers the whole concession term. As pointed out in Note 1.3.4, traffic estimates are based on internal projections and research (e.g. impact of e-commerce in heavy vehicle traffic or working from home habits in the use of private vehicles); tariffs used are in line with traffic estimates and contract clauses. The 2025 impairment test reflected a headroom of 80% with respect to the carrying amount (13% in 2024). The cash flows have been discounted at a rate of 8.1% (9.3% before taxes).
A sensitivity analysis shows that, to reach breakeven, a discount rate of 18.6% (after taxes) should be used.
C. Airports Goodwill (Dalaman):
The 2025 impairment test reflected a headroom of 34% in relation to the carrying amount (24% at December 31, 2024). All cash flows until the end of the concession in 2042 have been discounted at a rate of 10.1% (12.5% before taxes).
A sensitivity analysis shows that, to reach breakeven, a discount rate of 13.8% (after taxes) should be used.
3.2. INTANGIBLE ASSETS
At 2025 year-end, the balance of intangible assets, excluding infrastructure project companies, amounted to EUR 127 million (EUR 128 million in 2024). This heading mainly includes:
•“Computer software” with a net value of EUR 26 million (EUR 30 million at December 31, 2024).
•“Other intangible assets”, which differs from IFRIC 12 intangible rights, amounting to EUR 100 million (EUR 95 million at December 31, 2024). The main movements in 2025 are due to the acquisition of Sien Real S.O. Z.o.o., a Polish company to develop a data center campus in Warsaw (EUR 19 million), related to the perpetual power grid interconnection rights, and Milano Solar LLC, solar photovoltaic facility, located in Texas (EUR 12 million), associated with the project license to operate (Note 1.1.4). Additionally, as of December 31, 2025, it is worth mentioning Budimex services business included in the Construction business line (EUR 21 million), the rights of way (indefinite lifespan rights to use the land) of the Chilean power transmission lines amounting to EUR 24 million, after the reclassification of EUR 21 million corresponding to Transchile to assets held for sale (EUR 47 million at December 31, 2024), and the EUR 12 million of the solar SPV project in Leon County, Texas, related to the project license to operate (EUR 14 million at December 31, 2024).
•No significant fully-amortized assets were written off during 2025 and 2024.
3.3 INVESTMENTS IN INFRASTRUCTURE PROJECTS
As disclosed in Note 1.1, it should be noted that part of the activity carried out by the Group’s business lines consists of the development of infrastructure projects, most of them in the form of service concession agreements, primarily in the Highways and Airport business lines, but also in the Construction, Energy and Data center development activities.
Most of these service concession agreements are within the scope of application of IFRIC 12 and are disclosed separately in the balance sheet as “fixed assets in infrastructure projects” within the long-term financial assets heading (distinguishing those to which the intangible asset model is applied from those to which the financial asset model is applied).
Fixed assets in infrastructure projects amount to EUR 12,509 million at December 31, 2025 (December 31, 2024: EUR 14,147 million) and comprise projects under the Intangible asset model for EUR 12,360 million (December 31, 2024: EUR 13,989 million) and under the Financial asset model for EUR 149 million (December 31, 2024: EUR 158 million).
3.3.1 Intangible asset model
Set out below is a breakdown of the intangible asset model in infrastructure projects at December 31, 2025 and December 31, 2024:

(Million euro)	BALANCE AT 01.01.25	TOTAL NET ADDITIONS/(DISPOSALS)	FOREIGN EXCHANGE EFFECT	BALANCE AT 12.31.25
Spanish highways	724	1	—	725
US highways	13,757	144	(1,631)	12,270
Other highways	4	—	—	4
Highway investment	14,485	145	(1,631)	12,999
Accumulated amortization	(1,089)	(220)	100	(1,209)
Net investment in Highways	13,396	(75)	(1,531)	11,790
Investment in other infrastructure projects	650	—	—	650
Depreciation of other infrastructure projects	(58)	(23)	—	(81)
Total net investment in other infrastructure projects	592	(23)	—	569
TOTAL INVESTMENT	15,135	145	(1,631)	13,649
TOTAL AMORTIZATION AND PROVISION	(1,146)	(243)	100	(1,289)
TOTAL NET INVESTMENT	13,989	(98)	(1,531)	12,360

SECTION 3: NON-CURRENT ASSETS

(Million euro)	BALANCE AT 01/01/2024	TOTAL NET ADDITIONS/(DISPOSALS)	FOREIGN EXCHANGE EFFECT	BALANCE AT 12/31/2024
Spanish highways	721	3	—	724
US highways	12,823	76	858	13,757
Other highways	4	—	—	4
Highways investment	13,549	79	858	14,485
Accumulated amortization	(834)	(209)	(46)	(1,089)
Net investment in highways	12,715	(130)	812	13,396
Investment in other infrastructure projects	650	—	—	650
Depreciation of other infrastructure projects	(34)	(24)	—	(58)
Total net investment in other infrastructure projects	616	(24)	—	592
TOTAL INVESTMENT	14,199	79	858	15,135
TOTAL AMORTIZATION AND PROVISION	(867)	(233)	(46)	(1,146)
TOTAL NET INVESTMENT	13,333	(154)	812	13,989
The total net investment corresponding to the intangible asset model in infrastructure projects for December 31, 2025 reached EUR 12,360 million (EUR 13,989 million for December 2024), highlighting the net investment in US Highways, reaching EUR 11,402 million at December 31, 2025 (EUR 12,966 million in 2024).
The most significant changes in 2025 and 2024 were as follows:
◦Highways additions amounted to a gross EUR 145 million in 2025, mainly related to the ultimate capacity works in North Tarrant Express (EUR 79 million in 2024).
◦Exchange rate fluctuations resulted in a total change of EUR -1,531 million in 2025, fully attributed to the depreciation of the US dollar against the Euro on the US highways (EUR 812 million in 2024, due to the appreciation of the US dollar against the Euro - see Note 1.4).

Investments in other infrastructure projects include the intangible assets of Dalaman airport, amounting to EUR 570 million (EUR 592 million in 2024).
All the concession assets of infrastructure project companies are pledged to secure borrowings (Note 6.5.2). The capitalization of borrowing costs eligible for capitalization in 2025 and 2024 is described in Note 1.3.3.2 and Note 2.5.
3.3.2 Financial assets from financial asset model concessions
They mainly relate to long-term receivables (more than twelve months) from public administrations in return for services rendered or investments made under concession arrangements, as a result of applying the IFRIC 12 financial asset model. Movements during 2025 and 2024 are set out below:

(Million euro)	INFRASTRUCTURE PROJECT RECEIVABLES 2025	INFRASTRUCTURE PROJECT RECEIVABLES 2024
OPENING BALANCE	158	162
Additions	8	6
Disposals	(14)	(14)
Foreign exchange effect	(3)	3
YEAR-END BALANCE	149	158
Note: Balances net of provisions
The following tables show financial assets by concession operator for 2025 and 2024:

	BALANCES AT 12/31/2025
CONCESSION OPERATOR (Million euro)	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
Concesionaria de Prisiones Lledoners	47	3	50
Depusa Aragón	20	1	21
Budimex Parking Wrocław	11	—	11
CONSTRUCTION	78	4	82
UK Waste Treatment (Thalia)	71	—	71
UK WASTE TREATMENT	71	—	71
GROUP TOTAL	149	4	153

	BALANCES AT 12/31/2024
CONCESSION OPERATOR (Million euro)	LONG-TERM RECEIVABLES	SHORT-TERM RECEIVABLES	TOTAL
Concesionaria de Prisiones Lledoners	49	3	52
Depusa Aragón	21	1	22
Budimex Parking Wrocław	11	—	11
CONSTRUCTION	81	4	85
UK Waste Treatment (Thalia)	77	—	77
UK WASTE TREATMENT	77	—	77
GROUP TOTAL	158	4	162

SECTION 3: NON-CURRENT ASSETS
3.3.3 Cash flow effect
The cash flow effect of project additions primarily accounted for using the intangible asset model amounted to EUR -165 million in 2025 (EUR -132 million in 2024), which differed from the additions recognized in the balance sheet for the following main reasons:
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
3.4. PROPERTY, PLANT AND EQUIPMENT
Movements under property, plant and equipment in the consolidated statement of financial position for 2025 and 2024 are set out below:

Movements during 2025 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2025	186	755	436	1,377
Additions	66	151	209	426
Disposals	—	(38)	(38)	(76)
Scope changes and transfers	33	(86)	(5)	(58)
Foreign exchange effect	(6)	(41)	(26)	(73)
Balances at 12.31.2025	279	741	576	1,596
Accumulated depreciation and impairment losses at 01.01.2025	(42)	(367)	(196)	(605)
Depreciation charge	(6)	(111)	(57)	(174)
Disposals	—	80	48	128
Scope changes and transfers	—	45	1	46
Foreign exchange effect	2	12	7	21
Balances at 12.31.2025	(46)	(341)	(197)	(584)
Carrying amount at 12.31.2025	233	400	379	1,012

Movements during 2024 (million euro)	Land and buildings	Plant and machinery	Fixtures, fittings, tooling and furniture	Total
Investment: Balance at 01.01.2024	106	523	495	1,124
Additions	75	80	163	318
Disposals	(3)	(49)	(25)	(77)
Scope changes and transfers	5	185	(207)	(17)
Foreign exchange effect	3	16	10	29
Balances at 12.31.2024	186	755	436	1,377
Accumulated depreciation and impairment losses at 01.01.2024	(35)	(323)	(172)	(530)
Depreciation charge	(6)	(104)	(27)	(137)
Disposals	2	66	12	80
Scope changes and transfers	(2)	(2)	(6)	(10)
Foreign exchange effect	(1)	(4)	(3)	(8)
Balances at 12.31.2024	(42)	(367)	(196)	(605)
Carrying amount at 12.31.2024	144	388	240	772
Significant changes in 2025 and 2024 by business line were as follows:
Additions:

(Million euro)	2025	2024
Construction	179	117
Energy	174	107
Other businesses	73	94
TOTAL	426	318
In 2025, additions mainly correspond to the Construction business (EUR 179 million) due to the acquisition of machinery and other equipment, and to the Energy business line (EUR 174 million), fundamentally due to the acquisition of the Milano Solar, LLC project. This newly launched project involves the development, construction, financing, operation, and maintenance of a 250MW solar photovoltaic facility located in Milam County, Texas, with an expected operational lifespan of 40 years. The development of the solar plant in Poland also stands out among the main additions. Finally, within other businesses, worth mentioning, among other acquisitions, are the additions related to the purchase of two plots of land in Spain for data center development.
In 2024, additions mainly related to the Construction business line (EUR 117 million) due to the acquisition of machinery and other equipment, and to the Energy business line (EUR 107 million), particularly the Misae Solar IV project in the United States, a solar SPV project (257MW) in Leon

SECTION 3: NON-CURRENT ASSETS
County, Texas, where the company will perform the design, construction and plant operation, the construction of the Centella project electricity transmission infrastructure in Chile, and a solar plant of 60MW in Poland. Finally, the main additions in other businesses related to the purchase of a plot of land in Spain for data center development.
Cash flow effect:
The 2025 impact on cash flows arising from additions to property, plant and equipment amounted to EUR -486 million (EUR -282 million in 2024), primarily related to the Construction and Energy business lines.
Disposals due to sales or retirement:
As of December 31, 2025, disposals due to sales or retirement amount to EUR 76 million (EUR 77 million in 2024). Approximately EUR 57 million of this amount (EUR 64 million in 2024) relates to Construction, mainly plant, machinery and other equipment.
Other disclosures relating to property, plant and equipment:
The Group has taken out insurance policies to cover the possible risks to which its property, plant and equipment are subject and any claims that may be brought in the course of business. These policies are considered to provide sufficient coverage for the related risks.
Within the Scope changes section of the table, the transfer to assets held for sale is included, mainly relating to assets from the Energy business (see note 1.1.3).
Property, plant and equipment under construction totaled EUR 292 million in 2025 (EUR 144 million in 2024).
At December 31, 2025 and 2024, no significant property, plant or equipment were subject to ownership restrictions or pledged as collateral for liabilities.
3.5 INVESTMENTS IN ASSOCIATES
Due to their significance, the investments in 407 ETR (48.29%), IRB (19.86%), Private InvIT (23.99%) and JFK NTO (49%) are presented separately. The following tables show the main items that explain the variation in these investments:

2025 (Million euro)	407 ETR (48.29%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL 2025
Balance at 12.31.24	778	315	704	1,006	220	3,023
Capital contribution	—	—	—	236	20	256
Share of profit/(loss)	217	25	(6)	4	18	258
Dividends	(452)	(2)	(5)	—	(33)	(492)
Foreign exchange differences	(90)	(50)	(108)	(128)	(9)	(385)
Derivatives	—	3	—	10	5	18
Net investment / (net disposals)	1,273	—	—	—	—	1,273
Other	(1)	—	6	—	(1)	4
Balance at 12.31.25	1,725	291	591	1,128	220	3,955

2024 (Million euro)	407 ETR (43.23%)	IRB (19.86%)	Private InvIT (23.99%)	JFK (49%)	OTHER	TOTAL 2024
Balance at 12.31.23	928	376	—	471	263	2,038
Capital contribution	—	—	710	469	13	1,192
Share of profit/(loss)	188	13	(8)	3	42	238
Dividends	(321)	(6)	(4)	—	(26)	(357)
Foreign exchange differences	(17)	16	6	54	1	60
Derivatives	—	(4)	—	9	15	20
Other	—	(80)	—	—	(88)	(168)
Balance at 12.31.24	778	315	704	1,006	220	3,023
During 2025, investments in associates increased by EUR 932 million on the back of the additional 5.06% stake acquired in 407 ETR (EUR 1,273 million), the capital contributions in JFK NTO Airport (EUR 236 million) and the share of these companies’ profits (EUR 258 million), highlighting results of 407 ETR (EUR 217 million), partially offset by the negative foreign exchange differences in Canada, India and the US (EUR -385 million).
3.5.1. Disclosures relating to 407 ETR
a. Balance sheet and income statement movements 2025 - 2024
These figures reflect the company's full balances and are presented in millions of Canadian dollars (details of the exchange rate used in 2025 for the balance sheet and the income statement figures are provided in Note 1.4).

SECTION 3: NON-CURRENT ASSETS
Balance sheet December 31, 2025 and December 31, 2024

407 ETR (100%) (million CAD)	Dec. 2025	Dec. 2024	Var. 25/24
Non-current assets	4,602	4,594	8
Fixed assets in infrastructure projects	3,882	3,921	(39)
Non-current financial assets	673	611	62
Deferred taxes	47	62	(15)
Current assets	1,213	1,163	50
Short-term trade and other receivables	465	443	22
Cash and cash equivalents	748	720	28
Total assets	5,815	5,757	58
Equity	(6,890)	(6,199)	(691)
Non-current liabilities	11,962	11,309	653
Borrowings	11,383	10,716	667
Deferred taxes	579	593	(14)
Current liabilities	743	647	96
Borrowings	548	514	34
Short-term trade and other payables	195	133	62
Total liabilities	5,815	5,757	58
As mentioned above, Ferrovial completed the acquisition of an additional 5.06% stake in the Canadian highway from affiliates of AtkinsRéalis Group Inc. Ferrovial's total investment reached CAD 1.99 billion (EUR 1.3 billion), increasing its total ownership of the 407 ETR from 43.23% to 48.29%. As part of this acquisition, and in connection with the purchase price allocation exercise, the difference between the fair value of the 5.06% stake acquired and its carrying amount at the acquisition date (EUR 1.5 billion) was fully allocated as an intangible asset.
There follows a description of the main movements in 407 ETR’s balance sheet at December 31, 2025 compared to the previous year:
Equity
Equity fell by CAD -691 million with respect to the previous year, primarily due to the payment of CAD 1,500 million in dividends to shareholders, which was offset by the profit for the year of CAD 811 million.
The percentage share of the subsidiary’s shareholders’ funds does not reflect the consolidated carrying amount of the ownership interest, since the latter also includes the amount of the fair value remeasurement of the investment retained following the divestment of a 10% ownership interest in this company in 2010, recognized as an increase in the investment’s value, the goodwill that arose in 2009 as a result of the merger of the parent holding company of the group and the holding company that owned the stake in the concession, and also the 2025 impact as a consequence of an intangible asset recorded following the purchase price allocation exercise performed for the additional 5.06% stake acquisition mentioned above.
Therefore, in order to obtain the consolidated carrying amount at Ferrovial, it is necessary to increase the figure for 48.29% of shareholders’ funds presented above (CAD -3,327 million) by the amounts of the aforementioned gain and of the goodwill of 2010 and 2009 (CAD 3,816 million) and the intangible assets recognized in 2025 (CAD 2,289 million), reaching a total of CAD 2,778 million which, translated at the year-end exchange rate (EUR 1 = CAD 1.60998), is equivalent to the investment of EUR 1,725 million.
As shown in the table at the beginning of this note, the value of the interest in this company increased from EUR 778 million to EUR 1,725 million, mainly as a result of the additional 5.06% stake acquired (EUR 1,273 million), and the profit generated during the year (EUR 217 million for Ferrovial’s stake), which was partially offset by the dividend pay-out during the period (EUR -452 million) and the exchange rate impact (EUR -90 million).
Borrowings
Overall financial debt (short and long term) increased in relation to December 2024 by CAD 701 million due to issuance of new senior debt.
Income statement December 31, 2025 - December 31, 2023
The following table shows movements in 407 ETR’s income statement during the financial years ended December 31, 2025, December 31, 2024 and December 31, 2023:

407 ETR (100%) (million CAD)	Dec. 25	Dec. 24	Dec.23
Operating income	2,009	1,705	1,495
Operating expenses	(322)	(228)	(212)
Fixed asset depreciation	(110)	(106)	(97)
Operating profit/(loss)	1,577	1,372	1,187
Net financial income/(expense)	(472)	(429)	(412)
Profit/(loss) before tax	1,105	942	775
Corporate income tax	(294)	(250)	(208)
Net profit/(loss)	811	692	567
Profit/(loss) attributable to Ferrovial (million CAD)	351	299	245
Intangible asset amortization adjustment (CAD million)	(35)	(21)	(21)
Adjusted net profit/(loss) attributable to Ferrovial (million CAD)	316	278	225
Adjusted net profit/(loss) attributable to Ferrovial (million Euro)	213	188	154

SECTION 3: NON-CURRENT ASSETS
It should be noted that the profit/(loss) attributable to Ferrovial also includes depreciation recognized over the concession term on the remeasurement recognized, following the loss of control of the company as a result of the above-mentioned 2010 sale and the purchase of the 5.06% stake in 2025.
3.5.2 Disclosures relating to JFK NTO LLC
On June 10, 2022, the agreement whereby Ferrovial invested in the capital of JFK NTO LLC, which will remodel, build, finance, operate and maintain the facilities of the New Terminal One at New York’s John F. Kennedy International (JFK) Airport, came into effect. Ferrovial holds a 49% indirect ownership interest in the project.
The shareholders made a commitment to inject share capital of USD 2,330 million, of which Ferrovial will contribute USD 1,142 million. At December 31, 2025, USD 2,180 million had been invested (USD 1,068 million relates to Ferrovial, of which USD 267 million (EUR 236 million) was invested in 2025).
Ferrovial agreed with the Carlyle Group to pay off an earn-out should Carlyle divest its outstanding 4% interest in Mars NTO LLC. This earn-out payment would be triggered if Carlyle were to transfer its stake either to a third party or to Ferrovial. This payment depends on the value creation from the project. An estimation of the earn-out payment was included in our valuation of the investment as presented in the 2022 financial statements. Any future changes in the valuation of the earn-out will affect our income statement.
The company's consolidated IFRS balance sheet is disclosed in the table below:
Balance sheet December 31, 2025 and December 31, 2024

JFK (100%) Million USD	Dec. 2025	Dec. 2024
Non-current assets	10,413	8,330
Intangible assets	10,410	8,067
Non-current financial assets	3	180
Long-term financial derivatives at fair value	—	83
Current assets	2,587	2,510
Debtors and other short-term accounts receivable	67	275
Cash and cash equivalents	611	251
Other short-term financial assets	1,909	1,984
Total assets	13,000	10,840
Equity	2,572	1,994
Share capital	2,180	1,635
Share of profit/(loss)	49	40
Other Comprehensive Income	343	319
Non-current liabilities	9,868	8,504
Bonds and debts - infrastructure projects	5,971	4,654
Other long-term debts	3,897	3,850
Current liabilities	560	342
Creditors and other short-term accounts payables	560	342
Total liabilities	13,000	10,840
JFK NTO's main assets and liabilities are described below:
•Intangible assets, which fundamentally comprise:
–Concession assets (USD 6,215 million in 2025 and USD 3,971 million in 2024), including all the expenses necessary to obtain the concession contract, as well as the project’s construction and development costs.
–Payments to the Port Authority (USD 4,195 million in 2025 and USD 4,096 million in 2024), reflecting the present value of the future payments, throughout the concession period, for the acquisition of the concession. Also, a liability of the same amount was initially recorded, corresponding to the value of the future payment obligations, under financial debt in non-current liabilities (“Other long-term debts”).
•Long-term borrowings (USD 5,971 million in 2025 and USD 4,600 million in 2024) explained mainly by:
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
–USD 1,367 million nominal amount of green bonds issued on July 16, 2025. A portion of the issuance (USD 600 million) was insured by Assured Guaranty Municipal Corp. (“AGM”). The transaction achieved an all-in true interest cost of 5.48% at a weighted average maturity of 28 years.
•Other short-term financial assets (USD 1,909 million in 2025 and USD 1,984 million in 2024) correspond to treasury bills, treasury notes and state and local government securities, aligned with the NTO reinvestment strategy, using the cash obtained from the above-mentioned bond issuance.
•In addition, JFK NTO contracted interest rate swaps (IRS) associated with the project's bank borrowings and future debt issuances, for a notional amount of USD 645 million in 2024, which have been treated as effective cash flow hedges and were cleared during 2025. During the year, there was an impact of USD 26 million on the company's reserves (EUR 10 million at Ferrovial's ownership interest).

SECTION 3: NON-CURRENT ASSETS
•Equity (USD 2,572 million in 2025 and USD 1,994 million in 2024). Movements in equity are primarily explained by capital contributions under this same heading in the amount of USD 545 million and USD 26 million reflecting the effect on reserves of the change in market value of the derivative associated with current debt since the acquisition date.
3.5.3. Disclosures relating to IRB
As indicated in Ferrovial’s 2021 consolidated financial statements, the Group (through Cintra) acquired a 24.86% stake in the Indian listed company IRB Infrastructure Developers Ltd (IRB) on December 29, 2021. On June 11, 2024, Ferrovial, through its subsidiary Cintra, completed the sale of its 5% stake in IRB, so the actual stake in the company stood at 19.86%.
The price of IRB’s stock at December 31, 2025 was INR (Indian Rupee) 42.05 per share (57.24 at December 31, 2024).
The company's fiscal year runs from April through March. IRB’s latest available audited financial statements are dated March 2025. IRB contributed a profit of EUR 25 million to Ferrovial for the period from January to December 2025.
IRB only reports its consolidated balance sheet to the market at end-March and end-September. The balance sheet at December 2025 set out below is based on the balance sheet reported by IRB at September 2025, adjusted by (i) distributions to unit holders and results reported by IRB, excluding the impact of measuring at fair value through profit and loss account some investments that Ferrovial maintains as equity investments, and (ii) Ferrovial's purchase price allocation adjustments:

IRB (100%) Million INR	Dec. 25	Dec.24
Non-current assets	438,952	405,626
Current assets	55,198	46,158
Total assets	494,150	451,784
Equity	154,494	141,663
Non-current liabilities	300,191	273,464
Current liabilities	39,465	36,657
Total liabilities	494,150	451,784

Group's share in equity (19.86% and 24.86% post and pre-sale, respectively)	30,682	28,141
Group's share in equity (Million EUR)	291	315
The following table illustrates the summarized income statement as reported by IRB, excluding the impact of measuring at fair value through the profit and loss account, some investments that Ferrovial maintains as equity investments, and adjusted for Ferrovial's purchase price allocation adjustments:

IRB (100%) Million INR	Dec. 25	Dec.24
Revenue	66,460	72,806
Profit for the year (continuing operations)	12,363	5,096
Other comprehensive income	1,453	(1,440)
Total comprehensive income	13,816	3,656

Group's share in profits (19.86% and 24.86% post and pre-sale, respectively)	2,455	1,534
Group's share in profits (Million EUR)	25	13
3.5.4. IRB Infrastructure Trust (Private InvIT)
On June 13, 2024, Ferrovial, through its highway subsidiary Cintra, acquired a 23.99% stake in IRB Infrastructure Trust (Private InvIT), a subsidiary of IRB Infrastructure Developers (IRB), in which Ferrovial held a 19.86% ownership interest as mentioned previously. Considering the 51% indirect ownership interest which Ferrovial holds through the 19.86% stake in IRB, Ferrovial retains a total stake in Private InvIT of 34.1%.
Private InvIT held a portfolio of 14 highway concessions in India with a committed pipeline of one additional concession. This investment amounted to EUR 652 million (considering an exchange rate of 90.2 EUR/INR).
The consolidated IFRS balance sheet integrated by Ferrovial of Private InvIT is summarized in the table below.
Private InvIT only reports its consolidated balance sheet to the market at end-March and end-September. The balance sheet below for December 31, 2025 is based on the balance sheet reported by Private InvIT for September 2025; whereas the balance sheet below for December 2024 is based on the balance sheet reported by Private InvIT for September 2024. Both have been adjusted by (i) distributions to unit holders and results reported by Private InvIT for the last quarter of each period, and (ii) Ferrovial's purchase price allocation adjustments. The acquisition of 80.4% of the Ganga project is included in 2025, with an impact on non-controlling interests in 2025, since there was no detailed balance sheet information available in 2024.

SECTION 3: NON-CURRENT ASSETS

Private InvIT (100%) Million INR	Dec.25	Dec.24	Fair Value recognized on acquisition Jun.24
Non-current assets	492,550	536,192	537,578
Current assets	67,837	15,719	13,799
Total assets	560,387	551,911	551,377
Equity attributable to shareholders	259,701	240,784	245,257
Equity	261,022	240,784	245,257
Non-current liabilities	285,844	297,474	294,852
Current liabilities	13,521	13,653	11,268
Total liabilities and equity	560,387	551,911	551,377

Group's share in equity (23.99%)	62,308	57,769	58,842
Group's share in equity (23.99%) Million EUR	591	646	652
Ganga Acquisition (Million EUR)	—	58	—
Group's share in equity including Ganga acquisition (23.99%) Million EUR	591	704	652
The following table illustrates the summarized income statement included in these audited consolidated accounts, which covers the 12 month-period from January 2025 to December 2025 for December 2025; and the 6 month-period from the acquisition to December 31, 2024 for December 2024, both as reported by Private InvIT and adjusted by Ferrovial's purchase price allocation adjustments:

Private InvIT (100%) Million INR	Dec.25	Dec.24
Revenue	64,345	22,040
Profit for the year (continuing operations)	(2,539)	(3,131)
Total comprehensive income	(2,539)	(3,131)

Group's share in loss (23.99%)	(609)	(751)
Group's share in loss (23.99%) Million EUR	(6)	(8)
3.5.5. Other disclosures relating to associates
a) Movements relating to the remaining associates
Appendix I to the 2025 consolidated financial statements includes a list of ownership interests in equity-accounted companies, including names, countries of incorporation, business segments, shareholding percentages, aggregate assets and liabilities, revenue and profit/(loss) for the year.
A summary is presented in the following table:

Million euro	2025	2024
Madrid Calle 30 and Empresa Mant. y Explotación M30	1	22
Riverlinx Limited – Silvertown Tunnel	60	65
Netflow OSARS (Western)	34	38
Ruta del Cacao	34	27
Sociedad Concesionaria Anillo Vial	29	14
Zero Bypass	21	13
FMM Company LLC	15	18
Nexus Infr. Unit Trust	9	10
Other	17	13
TOTAL	220	220
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

SECTION 3: NON-CURRENT ASSETS
3.6 NON-CURRENT FINANCIAL ASSETS
Set out below is a breakdown of movements at December 31, 2025 and December 31, 2024:

MOVEMENTS (Million euro)	LONG- TERM LOANS TO ASSOCIATES	RESTRICTED CASH FROM INFRASTRUCTURE PROJECT COMPANIES AND OTHER FINANCIAL ASSETS	FINANCIAL INVESTMENTS CARRIED AT FAIR VALUE	LOANS ASSOCIATED WITH DIVESTMENT TRANSACTIONS	OTHER LONG- TERM RECEIVABLES	TOTAL
BALANCE AT 31/12/2023	262	628	45	186	27	1,148
Additions	113	18	566	1	32	730
Disposals	(3)	(275)	(2)	(176)	(33)	(489)
Transfers and other	(273)	—	(1)	(13)	—	(287)
Foreign exchange	1	30	2	2	2	37
BALANCE AT 31/12/2024	100	401	610	—	28	1,139
Additions	16	1,375	7	18	29	425
Disposals	(5)	(1,471)	(548)	—	(37)	(1,040)
Transfers and other	—		(4)	(5)	12	3
Foreign exchange	1	(43)	(3)	1	(7)	(52)
BALANCE AT 31/12/2025	113	262	61	13	26	475
Note: Balances net of provisions
Long-term loans to associates
The heading “Long-term loans to associates” includes loans granted to associates in the amount of EUR 113 million (EUR 100 million in 2024), primarily in the Highways business, worth mentioning the subordinated debt loan granted to Concesionaria Ruta del Cacao, S.A.S. (EUR 81 million), and to Zero Bypass (EUR 32 million).
The main movement under this heading during 2024, disclosed in the line item "Transfer and others", corresponds to the reclassification from long-term financial assets to short-term receivables of the subordinated loans granted to AGS (GBP 195 million; EUR 235 million), derived from the divestment agreement reached with Avialliance UK Limited for the sale of Ferrovial's entire stake in this asset (Note 1.1.4.), finally completed on January 28, 2025. Also noteworthy, is the effect of the 24.78% stake divested in Grupo Serveo (EUR -18 million) and the divestment of the Highways concession assets (EUR -18 million).
Restricted cash from infrastructure project companies
The heading “Restricted cash from infrastructure project companies and other financial assets” primarily relates to deposits made in highway concession operators, the use of which is limited to certain purposes under the concession, such as payments of future investments, operating expenditure or debt servicing.
At December 31, 2025 this item amounts to EUR 262 million, which mainly corresponds to the NTE Mobility Partners (EUR 192 million) and the I-66 Express Mobility Partners (EUR 34 million).
During 2025, the main additions corresponds to NTE Mobility Partners (EUR 884 million) and LBJ Infrastructure Group (EUR 236 million), which also recorded outflows due to dividend payments: EUR -440 million, EUR -269, and EUR -219 million, respectively, at NTE Mobility Partners, I-66 Express Mobility Partners LLC, and at LBJ Infrastructure Group.
Financial investment recognized at fair value
During 2024, the main movement was related to the stake in Heathrow Airport Holdings Limited (HAH). After the sale of the 19.75% stake, Ferrovial held shares representing 5.25% of share capital, recognized as a financial asset at fair value. The fair value of the remaining stake amounted at December 31, 2024 to EUR 547 million, and full completion of the divestment was achieved on July 3, 2025 (Note 1.1.4).
For the year 2025, this heading primarily relates to investments in technology and innovation funds, that at December 31, 2025 reached EUR 61 million (EUR 610 million in 2024).
Loans associated with divestment transactions
During 2025 a new vendor loan was provided to a Chilean company, in relation to the divestment of the services business in Chile (VELTIS). The total amount of the loan is EUR 17.9 million, of which EUR 13 million is long term (Note 1.1.4.).
Other long-term receivables
The main components of this heading are the earn-outs associated with the disposal of the Services Business carried out in previous years (EUR 11 million) and other trade receivables, mainly from various public authorities under long-term contracts, primarily relating to companies in the Construction and Highways business lines.
The main movements during 2025 are related to:
•The update of the estimated earn-outs associated with the disposal of the services business (EUR 10 million), the collection of EUR -16 million, and the reclassification to long-term risk provisions of the indemnities (EUR 10 million),
•The final settlement of the deferred payment for the sale of Serveo (receivable previously registered at a present value of EUR -12 million).

SECTION 3: NON-CURRENT ASSETS
3.7 RIGHTS-OF-USE ASSETS AND ASSOCIATED LIABILITIES
Set out below are movements in right-of-use assets in the balance sheet:

MOVEMENTS (Million euro)	LAND	BUILDINGS	VEHICLES	PLANT AND MACHINERY	OFFICE EQUIPMENT AND OTHER	TOTAL
BALANCE AT 12/31/2023	12	83	63	33	5	196
Additions	26	25	61	27	4	143
Disposals	—	(7)	(4)	(6)	—	(17)
Transfers and other	—	1	1	4	(1)	5
Depreciation/amortization	(4)	(24)	(41)	(20)	(4)	(93)
Scope changes	(3)	—	—	—	—	(3)
Foreign exchange effect	1	2	3	1	—	7
BALANCE AT 12/31/2024	32	80	83	39	4	238
Additions	17	18	67	81	7	190
Disposals	(1)	—	(3)	(16)	—	(20)
Transfers and other	—	2	3	12	(2)	15
Depreciation/amortization	(4)	(23)	(43)	(27)	(5)	(102)
Scope changes	—	(1)	(3)	(4)	—	(8)
Foreign exchange effect	(3)	(3)	(7)	(4)	—	(17)
BALANCE AT 12/31/2025	41	73	97	81	4	296
The most significant variations under this heading relate to additions totaling EUR 190 million (EUR 143 million in 2024), of which EUR 166 million (EUR 109 million in 2024) corresponds to the Construction business line leases.
Movements in lease liabilities are set out below:

LEASE LIABILITIES
BALANCE AT 12/31/2023	200
Additions under new leases	143
Associated financial expenses	12
Payments	(104)
Foreign exchange effect	7
Consolidation scope changes and other	(13)
BALANCE AT 12/31/2024	245
Additions under new leases	185
Associated financial expenses	16
Payments	(121)
Foreign exchange effect	(16)
Consolidation scope changes and other	(4)
BALANCE AT 12/31/2025	305
Short-term lease liabilities 2025	86
Long-term lease liabilities 2025	219
Set out below are future maturities of lease liabilities in each business area at December 31, 2025:

	2026	2027	2028	2029	2030	2031 and beyond	TOTAL
Corporation	3	4	4	4	4	6	25
Construction	80	55	35	23	19	32	244
Highways	1	—	—	—	—	—	1
Other	2	3	—	—	—	30	35
TOTAL LEASE LIABILITIES	86	62	39	27	23	68	305
At December 31, 2025 lease expenses related to contracts not meeting IFRS16 requirements are recognized in operating profit/(loss) reaching EUR 296 million (EUR 257 million in 2024 and EUR 251 million in 2023), relating to the following items:
a.    Expenses under agreements which though meeting the definition of a lease under IFRS 16, qualify for the exemptions granted by the standard for short-term leases, and leases for which the underlying asset is of low value. Given the nature of the Group’s business, assets are normally leased to carry out various phases of a project for periods of less than one year or are considered to have a low value (below EUR 5,000 or equivalent in other currency).
b.    Agreements that are not leases as defined in IFRS 16 as they do not convey the right to control the use of an identified asset or even if an asset is specified, the supplier has the substantive right to substitute the asset throughout the period of use. This is especially frequent in construction projects.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 4: TRADE CURRENT ASSETS AND LIABILITIES AT DECEMBER 31, 2025 AND 2024
This section contains the notes related to Inventories (Note 4.1), Short-term trade and other receivables (Note 4.2) and Short-term trade and other payables (Note 4.3). The net balance of these items is referred to as working capital.
The distinction between current and non-current assets and liabilities is made on the basis of whether or not the asset or liability is expected to be recovered or settled in the ordinary course of the company's business cycle. There is a presumption that normally the business cycle has a duration of one year, but there could be assets and liabilities used in activities in which operations are considered to mature over more than one year that should be considered as current assets and liabilities, specifically in relation to the construction activity, since the life of a construction contract is greater than one year.
The main movements during 2025 correspond to the increase in short-term trade payables, mainly due to the increase in works certified in advance and in trade payables, primarily in the Construction business, partially offset by the reduction of short-terms receivables, mainly due to the settlement of the loan with AGS (EUR 235 million), following the completion of the sale of the Group’s stake in AGS (Note 1.1.4.).

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Inventories	492	(28)	—	76	540
Short-term trade receivables	1,625	(68)	(54)	257	1,761
Short-term other receivables	602	(14)	(3)	(101)	484
Short-term trade payables	(3,401)	174	14	(415)	(3,627)
Short-term other payables	(502)	10	24	(84)	(553)
TOTAL	(1,182)	75	(19)	(267)	(1,395)

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Inventories	458	13	—	21	492
Short-term trade receivables	1,354	24	1	248	1,625
Short-term other receivables	324	5	—	274	602
Short-term trade payables	(3,227)	(57)	(3)	(115)	(3,401)
Short-term other payables	(419)	(6)	6	(83)	(502)
TOTAL	(1,511)	(21)	4	345	(1,182)
Section 4.4 contains a more detailed analysis of the balance sheet items relating to the recognition of revenue from contracts with customers in the Construction business, including the disclosures required by IFRS 15 in relation to those contracts.

SECTION 4:WORKING CAPITAL
4.1 INVENTORIES
Inventories break down as follows at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Goods purchased for resale	26	—	1	10	37
Raw materials and other supplies	343	(17)	(1)	69	394
Bidding and mobilization costs	124	(10)	—	(4)	109
Inventories	492	(28)	—	76	540

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Goods purchased for resale	20	—	—	6	26
Raw materials and other supplies	303	10	—	30	343
Bidding and mobilization costs	135	3	—	(15)	124
Inventories	458	13	—	21	492
Goods purchased for resale relate primarily to the Construction business (EUR 37 million in 2025, compared to EUR 26 million in 2024).
The movement during 2025 in raw materials and other supplies excluding exchange rates (EUR 69 million), mainly relates to the Construction business, primarily the activity in Poland for EUR 26 million (EUR -4 million in 2024) and the activity in US for an amount of EUR 20 million (EUR 23 million in 2024), as well as the Energy business (EUR 35 million), primarily in Chile (EUR 21 million) and in the US for the amount of EUR 14 million.
Inventories are measured at acquisition cost using the weighted average cost method, consistently applied to items with similar characteristics.
Bidding and mobilization costs are written off systematically as the goods and services relating to the asset are transferred to customers, entailing a variation of EUR -4 million during 2025, particularly in the United States and Canada.
4.2 SHORT-TERM TRADE AND OTHER RECEIVABLES
Set out below is a breakdown of this heading at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade receivables for sales and services	1,625	(68)	(54)	257	1,761
Other receivables	602	(14)	(3)	(101)	484
TOTAL RECEIVABLES	2,228	(81)	(57)	156	2,245

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables for sales and services	1,353	24	1	248	1,625
Other receivables	324	5	—	274	602
TOTAL RECEIVABLES	1,677	29	1	522	2,228
a) Trade receivables for sales and services
Trade receivables break down as follows at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade receivables	1,088	(37)	(27)	121	1,145
Bad debt provisions	(227)	2	—	10	(215)
Net trade receivables	861	(35)	(26)	130	929
Completed work pending certification	573	(21)	(25)	160	686
Retentions	191	(11)	(2)	(32)	145
TRADE RECEIVABLES FOR SALES AND SERVICES	1,625	(68)	(54)	257	1,761

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade receivables	963	13	1	111	1,088
Bad debt provisions	(216)	(1)	—	(10)	(227)
Net trade receivables	748	12	1	101	861
Completed work pending certification	446	10	—	118	573
Retentions	160	3	—	28	191
TRADE RECEIVABLES FOR SALES AND SERVICES	1,353	24	1	248	1,625
The change under the heading “Other” (EUR 257 million) is explained primarily by the increase in Construction (EUR 197 million in 2025; EUR 288 million in 2024), driven by the activity growth in the year.

SECTION 4:WORKING CAPITAL
Additionally, the heading "Trade receivables" includes non- recourse factoring collections amounting to EUR 11 million in 2024. No balance related to non-recourse factoring was recognized in 2025.
Set out below is a breakdown of the main trade receivables by debtor type at December 31, 2025 and December 31, 2024:

At 12.31.2025 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL
Public sector	1,080	68%	105	n.a.	1,185	67%
Private sector	367	23%	95	n.a.	461	26%
Group companies and associates	146	9%	(31)	n.a.	115	7%
TOTAL	1,593	100%	168	N.A.	1,761	100%

At 12.31.2024 (Million euro)	CONSTRUCTION		OTHER AND ADJUSTMENTS		TOTAL
Public sector	820	57%	138	n.a.	958	60%
Private sector	458	31%	75	n.a.	533	32%
Group companies and associates	186	12%	(52)	n.a.	134	8%
TOTAL	1,465	100%	161	N.A.	1,625	100%
The Group has pre and post-contracting measures in place to manage customer credit risk, such as consulting debtor registers, ratings or solvency studies, etc. and monitoring incidents and default, etc. while the work is in progress.
Changes to trade provisions are set out below:

(Million euro)	2025	2024
Opening balance	227	216
Amounts charged to the income statement:	(2)	10
Charges	8	16
Reversals	(10)	(7)
Applications	(7)	—
Foreign exchange effect	(2)	1
Transfers and other	—	—
Closing balance	215	227
Group management considers that the carrying amount of trade receivables approximates fair value.
b) Other receivables
Other receivables breakdown as follows at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Advance payments to suppliers	83	(8)	—	37	112
Sundry receivables and other short term financial assets	343	(3)	(4)	(154)	182
Infrastructure project receivables	4	—	—	—	4
Amounts receivable from Public Administrations	172	(2)	1	15	185
OTHER RECEIVABLES	602	(14)	(3)	(101)	484

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Advance payments to suppliers	67	3	—	13	83
Sundry receivables and other short term financial assets	110	1	—	233	343
Infrastructure project receivables	4	—	—	—	4
Amounts receivable from Public Administrations	144	1	—	28	172
OTHER RECEIVABLES	324	5	—	274	602
The main movement under this heading during 2025, disclosed in the line item "Sundry receivables and other short term financial assets", corresponds to the settlement of the loan with AGS (GBP 195 million; EUR 235 million) following the completion of the sale of the Group’s stake in AGS (Note 1.1.4).

SECTION 4:WORKING CAPITAL
4.3 SHORT-TERM TRADE AND OTHER PAYABLES
Set out below is a breakdown of this heading at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade payables	1,781	(54)	(11)	87	1,803
Work certified in advance	1,227	(101)	(3)	323	1,445
Advance payments	392	(19)	—	6	379
Other non-trade payables	502	(10)	(24)	84	553
TRADE AND OTHER PAYABLES	3,902	(184)	(38)	500	4,180

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,698	29	2	53	1,781
Work certified in advance	1,124	26	—	77	1,227
Advance payments	406	1	—	(14)	392
Other non-trade payables	419	6	(6)	83	502
TRADE AND OTHER PAYABLES	3,646	63	(4)	198	3,902
a) Trade payables
Set out below is a breakdown of trade payables at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Trade payables	1,203	(47)	(13)	17	1,160
Trade payables sent for reverse factoring	317	—	2	53	372
Withholdings made from suppliers	261	(8)	—	17	271
TRADE PAYABLES	1,781	(54)	(11)	87	1,803

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Trade payables	1,158	24	2	20	1,203
Trade payables sent for reverse factoring	281	—	—	35	317
Withholdings made from suppliers	259	5	—	(2)	261
TRADE PAYABLES	1,698	29	2	53	1,781
Trade payables increased by EUR 23 million compared to the balance recognized at December 31, 2024. Excluding the foreign exchange effect and scope changes, trade payables grew by EUR 87 million, primarily in the Construction business (EUR 43 million), mainly in Spain and Poland as well as in the Energy business (EUR 23 million) and particularly in the activity in Spain and Chile.
The Group offers its suppliers the option of utilizing reverse factoring arrangements to receive early payment of their invoices through banks. Suppliers may choose to participate in this arrangement at their discretion.
Suppliers that participate in these reverse factoring arrangements will receive early payment on invoices from the banks, paying a fee to the finance provider. On the due dates and without any extension beyond the original dates agreed with the suppliers, the Group will make payment to the banks on the same terms. Additionally, there are no special guarantees securing these payments.
All trade payables for which suppliers can use these reverse factoring arrangements are included in trade and other payables in the consolidated statement of financial position and within trade payables in the table above, regardless of whether they have made use of the early payment. Of the EUR 372 million (EUR 317 million in 2024) in trade payables sent for reverse factoring, EUR 172 million has been paid early to suppliers at December 31, 2025.
As disclosed in the table above, trade payables pending payment to suppliers under reverse factoring arrangements increased by EUR 53 million, compared to the balance at December 31, 2024. This increase relates to the difference between payments made during the year and new invoices pending payment at December 2025.
There were no significant non-cash changes in the carrying amount of the trade payables such as the effect of business combinations or exchange differences, included in the Group's supplier finance arrangements.
Group management considers that the carrying amount of trade payables approximates fair value.
b) Work certified in advance and advance payments from customers
This heading includes:
•Work certified in advance (see definition in Notes 4.4 and 1.3.3.4) increased by EUR 323 million against December 2024 (excluding the foreign exchange effect and scope changes). Out of this EUR 323 million, EUR 280 million relates to Construction business, due to cash collected in advance based on the projects’ percentage of completion.
•The balance of advance payments from customers (see definition in Note 4.4) increased by EUR 6 million in relation to December 2024.

SECTION 4:WORKING CAPITAL
c) Other non-trade payables
“Other non-trade payables” break down as follows:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Accrued wages and salaries	254	(4)	(19)	22	252
Taxes payable	176	(3)	(6)	6	173
Other payables	72	(3)	1	57	127
OTHER NON- TRADE PAYABLES	502	(10)	(24)	84	553

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Accrued wages and salaries	227	3	(1)	25	254
Taxes payable	162	2	(5)	17	176
Other payables	30	2	—	41	72
OTHER NON- TRADE PAYABLES	419	6	(6)	83	502
The main movement during the period relates to the reclassification of participating loans bearing interest, granted by Spain’s Central Government to the Autovía de Aragón concession within the Highways business line, from non-current to current liabilities for an amount of EUR 57 million (Note 6.4).
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
For certain construction contracts, advances are agreed, paid by the customer at contract inception and offset, under a specific calendar, against progress billings as the works are executed. These amounts are reported as "advanced payments".
All these balances are carried on the liabilities side of the balance sheet under the heading “Trade payables” (Note 4.3.a).
In contrast to the advance payments, under some contracts the customer retains a portion of each progress billing payment to guarantee certain contractual obligations are met, which is not reimbursed until the contract is definitively settled. These balances are carried on the assets side of the balance sheet as "Retentions" under “Trade receivables for sales and services” (Note 4.2.a).
Unlike completed work pending certification and work certified in advance, advances and retentions are balances that will have an impact on future cash flows, since in the case of the advances a lower amount will be collected in the future as the advances are discounted from the progress billings, whereas the retentions will give rise to higher collections in the future, since the customer will reimburse the related amounts as and when the contract work is settled. Therefore, these advance payments are not presented as a contract liability due to their distinct nature and impact on future cash flows. Consequently, they are not presented on a net basis against contract assets and contract liabilities.
Set out below is a breakdown of the amounts recognized in this connection at December 31, 2025 and December 31, 2024:

Million euro	2024	Exchange rate	Consolidation scope changes	Other	2025
Completed work pending certification	573	(21)	(25)	160	686
Retentions	191	(11)	(2)	(32)	145
Total customer contract assets	764	(32)	(27)	127	832
Work certified in advance	1,227	(101)	(3)	323	1,445
Advance payments	392	(19)	—	6	379
Total customer contract liabilities	1,619	(120)	(3)	328	1,824

Million euro	2023	Exchange rate	Consolidation scope changes	Other	2024
Completed work pending certification	446	10	—	118	573
Retentions	160	3	—	28	191
Total customer contract assets	606	13	—	146	764
Work certified in advance	1,124	26	—	77	1,227
Advance payments	406	1	—	(14)	392
Total customer contract liabilities	1,530	27	—	63	1,619
The balance of work completed pending certification at December 31, 2025 and December 31, 2024 related mainly to revenue under the main contract with the customer since, according to the Group’s general policy, only work that is due and payable, i.e. has been approved by the

SECTION 4:WORKING CAPITAL
customer, may be recognized in the financial statements. Claims only include cases in which it is deemed highly likely that there will be no reversal of revenue in the future.
In general, performance obligations in the construction business are fulfilled over time. Therefore, the balance relates basically to differences between work completed and work certified due to timing differences in the customer certification and review process, billing milestones or certification schedule.
Other disclosures relating to IFRS 15:
Revenue from contracts with customers:
EUR 9,516 million of the total revenue recognized in 2025 (EUR 9,024 million and EUR 8,339 million in 2024 and 2023, respectively) (Note 2.1 Operating income) relates to revenue from contracts with customers, which accounted for 98.9% of revenue recognized (98.7% and 97.9% in 2024 and 2023, respectively).

Million euro	2025	2024	2023
Construction	7,455	7,091	6,909
Highways	1,361	1,236	1,071
Airports	111	90	8
Other segments	589	607	351
Revenue from contracts with customers	9,516	9,024	8,339
The table below shows a breakdown of income pending recognition in relation to uncompleted performance obligations by business area at year-end, and includes an estimate of the years in which it is expected to appear in income:

REVENUE	2025	2026	2027	2028	2029 and beyond	TOTAL
Construction	6,942	4,407	2,572	1,070	2,447	17,438
Energy & Other	523	286	74	60	294	1,237
Total	7,465	4,693	2,646	1,130	2,741	18,675
In 2025, there are a total of 773 contracts in force in the Construction businesses (738 contracts in 2024) and 202 Energy contracts (138 contracts in 2024).

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
SECTION 5: CAPITAL AND FINANCING STRUCTURE AT DECEMBER 31, 2025 AND 2024
The notes in this section describe trends in Ferrovial's financial structure at December 31, 2025 and 2024, addressing both changes in equity (Note 5.1) and cash and cash equivalents and borrowings (Note 5.2), broken down by project company and ex-project company. They also describe the Group's exposure to the main financial risks and risk management policies (Note 5.4), as well as derivatives contracted for such purposes (Note 5.5).
At December 31, 2025, the Company’s equity (Note 5.1) attributed to shareholders reached EUR 5,908 million, implying a variation compared to the previous year of EUR -167 million, mainly explained by the net profit for the year (EUR 888 million), offset by cash dividends and treasury shares purchases (EUR -657 million), and the negative effect of income and expenses recognized directly in Equity (EUR -509 million), on the back of the negative currency translation differences impact of the year (EUR -434 million).

EQUITY ATTRIBUTED TO SHAREHOLDERS	(Million euro)
Closing balance at 12.31.2024	6,075
Net profit/(loss)	888
Income and expense recognized directly in equity	(509)
Amounts transferred to the income statement	93
Cash dividend and treasury share purchases	(657)
Share-based remuneration scheme	15
Other	3
Closing balance at 12.31.2025	5,908
Regarding infrastructure project borrowings, the variation during 2025 is primarily due to the foreign exchange effect (EUR -904 million) and the impact of scope changes relating to the classification as held for sale of Transchile Charrúa Transmisión, S.A. (EUR -93 million). The increase of EUR 214 million is mainly due to the drawdowns in Misae Solar IV LLC to finance the construction of a solar plant in Texas.

BORROWINGS OF INFRASTRUCTURE PROJECTS	(Million euro)
Closing balance at 12.31.2024	8,400
Net drawdowns	214
Exchange rate effects	(904)
Changes in scope of consolidation	(93)
Closing balance at 12.31.2025	7,617
Regarding ex-infrastructure project borrowings, the variation during the year is primarily due to the repayment of the syndicated loan in January 2025 (EUR -252 million), as well as to the reduction in Euro Commercial Paper (ECPs) issued at the December 2025 closing (EUR -199 million), partially offset by the variation in corporate bonds during the year. It is also, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), and the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond issued on November 20, 2025, with a book value of EUR 355 million.

BORROWINGS OF EX INFRASTRUCTURE PROJECTS	(Million euro)
Closing balance at 12.31.2024	2,886
Net drawdowns	(65)
Exchange rate effects	(5)
Changes in scope of consolidation	(7)
Closing balance at 12.31.2025	2,810

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
5.1 EQUITY
5.1.1 Changes in equity
There follows a breakdown of the main equity impacts during 2025 and 2024:

	Attributed to shareholders	Attributed to non-controlling interest	Total equity

Equity at 01.01.2024	3,766	2,113	5,879
Consolidated profit/(loss) for the year	3,239	251	3,490
Impact on hedge reserves	125	4	129
Currency translation differences	33	106	139
Income and expenses recognized directly in equity	158	110	268
Amounts transferred to the income statement	(15)	—	(15)
TOTAL RECOGNIZED INCOME AND EXPENSES	3,382	361	3,743
Cash dividend	(130)	—	(130)
Other dividends	—	(446)	(446)
Treasury share purchases	(701)	—	(701)
CASH DIVIDEND AND TREASURY SHARE PURCHASES	(831)	(446)	(1,277)
Share capital increases/reductions	—	22	22
Share-based remuneration scheme	13	—	13
Other treasury share repurchases	(272)	—	(272)
Other movements	17	(5)	12
OTHER TRANSACTIONS	(242)	17	(225)
Equity at 12.31.2024	6,075	2,045	8,120
Consolidated profit/(loss) for the year	888	262	1,150
Impact on hedge reserves	(75)	(7)	(82)
Currency translation differences	(434)	(186)	(620)
Income and expenses recognized directly in equity	(509)	(193)	(702)
Amounts transferred to the income statement	93	—	93
TOTAL RECOGNIZED INCOME AND EXPENSES	472	69	541
Cash dividend	(156)	—	(156)
Other dividends	—	(368)	(368)
Treasury share purchases	(501)	—	(501)
CASH DIVIDEND AND TREASURY SHARE PURCHASES	(657)	(368)	(1,025)
Share capital increases/reductions	—	6	6
Share-based remuneration scheme	15	—	15
Other treasury share repurchases	—	—	—
Other movements	3	5	8
OTHER TRANSACTIONS	18	11	29
Equity at 12.31.2025	5,908	1,757	7,665
There follows a description of the main movements in shareholders’ funds in 2025 and 2024, which resulted in a decrease of EUR -167 million in 2025 and an increase of EUR 2,309 million in 2024 in equity attributable to shareholders. The decrease for 2025 is essentially due to income and expenses recognized directly in equity and shareholder distributions, partially offset by the net profit for the year.
Consolidated profit/(loss) for 2025 and 2024 attributed to the parent company reached EUR 888 million and EUR 3,239 million, respectively.
Income and expense recognized directly in equity relate to:
•Hedging instruments: recognition of changes in the value of the effective portion of derivatives designated as hedges, as detailed in Note 5.5, with an impact of EUR -75 million in 2025, of which EUR -88 million related to fully-consolidated companies, EUR 18 million to equity-accounted companies and EUR -5 million to companies held for sale, as compared to EUR 125 million in 2024, of which EUR 104 million related to fully-consolidated companies, EUR 21 million to equity-accounted companies and EUR 0 million to companies held for sale.
•Currency translation differences: in 2025, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Indian rupee, Canadian dollar and US dollar), as detailed in Note 5.4.b, gave rise to currency translation differences of EUR -434 million attributed to the parent company, relating primarily to the depreciation of the Indian Rupee (EUR -159 million), derived from the investments in IRB Infrastructure Developers Limited (IRB) and IRB Infrastructure Trust (Private InvIT) described in Note 3.5., and also due to the depreciation of the US dollar (EUR -188 million) and Canadian dollar (EUR -84 million). In 2024, the currencies to which Ferrovial was most exposed in terms of equity (mainly the Canadian dollar, US dollar and Indian rupee), gave rise to currency translation differences of EUR 33 million attributed to the parent company, relating primarily to the US dollar (EUR 33 million), Canadian dollar (EUR -12 million) and Indian rupee (EUR 18 million). These translation differences are presented net of the effect of foreign exchange hedging instruments contracted by the Group to offset this impact (Note 5.5), fundamentally related to the US and Canadian dollars. The depreciation of these currencies has impacted the evolution of the Group’s main assets and liabilities during the year (Note 5.4).
Amounts transferred from other comprehensive income to the income statement:
At December 31, 2025
This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR 93 million), mainly related to currency translation differences (EUR 83 million) due the divestment of the mining services business in Chile (EUR 20 million), the dissolution of some non-euro companies (EUR 63 million), out of which EUR 25 million correspond to the holding company that hold the stake in

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
AGS, netting the divestment impact executed in January 2025, and derivatives hedging divestment transactions (EUR 3 million) also related to the divestment of the stake in AGS as described in Note 1.1.4.
At December 31, 2024
This impact reflects the reclassification from other comprehensive income to results of the amounts accumulated in equity (EUR -15 million), related to currency translation differences (EUR 55 million) and derivatives hedging divestment transactions (EUR -84 million), highlighting the 19.75% HAH divestment, in addition to other divestments described in Note 1.1.4 (5% stake in IRB Infrastructure Developers, 24.78% stake in Grupo Serveo, S.L. and some equity-accounted availability highway asset sales).
Cash dividend and treasury share purchases:
Ferrovial uses a flexible shareholder distribution scheme (scrip dividend), in which the shareholders may freely choose to receive new shares or an amount in cash. During 2025, two scrip dividends were approved and executed. Finally, a divided paid in cash was approved in December, following the same approach used in 2024.
Cash dividend
•First scrip dividend: On May 13, 2025 Ferrovial SE announced an interim scrip dividend payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On May 21, 2025, Ferrovial announced that the cash dividend amounted to EUR 0.3182 per share. On June 23, 2025, Ferrovial announced the ratio of this interim scrip dividend, which was one new Ferrovial share for every 140.8733 existing Ferrovial shares. 82.48% of the outstanding Ferrovial shares received the dividend in the form of new Ferrovial shares and 4,195,421 new shares were issued. The dividend paid in cash in relation to this first script dividend was EUR 40 million.
•Second scrip dividend: On October 15, 2025, Ferrovial SE announced an interim scrip dividend payable in cash or shares at the choice of the shareholder, against Ferrovial's reserves. On October 23, 2025, Ferrovial announced that the cash dividend amounted to EUR 0.4769 per Ferrovial share. On November 20, 2025, Ferrovial announced the ratio of this interim scrip dividend, which was one new Ferrovial share for every 114.8368 existing Ferrovial shares. 82.12% of the outstanding Ferrovial shares received the dividend in the form of Ferrovial shares and for this second scrip dividend, 5,128,453 outstanding treasury shares were delivered to the shareholders. The dividend paid in cash in relation to this second scrip dividend was EUR 61 million.
•Finally, a dividend in cash was approved and paid on December 22, 2025, reaching EUR 55 million.
As a result of these three transactions described above, the total dividend paid in cash during 2025 reached EUR 156 million (EUR 130 million in 2024).
Treasury share purchases
In 2025, 11,006,460 of treasury shares were acquired, for an amount of EUR 501 million (EUR 972 million in 2024).
Share-based remuneration schemes:
The impact of our remuneration schemes recognized in the Company's equity was EUR 15 million in 2025 (with a counterparty impact through income statement of EUR -14 million (Note 6.6.).
5.1.2 Equity components
There follows an explanation of each equity item reflected in the consolidated statement of changes in equity:
a) Share capital
At December 31, 2025, fully subscribed and paid in share capital stood at EUR 7,337,554 (EUR 7,295,600 in 2024), corresponding to Ferrovial SE as the Group's parent holding company (see Consolidated Statement of Changes in Equity). Share capital consists of 733,755,372 ordinary shares (729,559,951 ordinary shares in 2024) in a single class with a par value of one euro cent each (EUR 0.01). Movements during the year, broken down in the following table, relate to the new Ferrovial shares issued mentioned in the preceding section.

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2025	729,559,951	7,295,600
Scrip dividend	4,195,421	41,954
Share capital reduction	—	—
CLOSING SHARES 12.31.2025	733,755,372	7,337,554

SHARES	NUMBER	PAR VALUE
Opening balance 01.01.2024	740,688,365	7,406,884
Scrip dividend	12,122,194	121,222
Share capital reduction	(23,250,608)	(232,506)
CLOSING SHARES 12.31.2024	729,559,951	7,295,600
At December 31, 2025, the companies with an ownership interest of over 10% were Rijn Capital S.A.R.L., which held 21.53% of the shares and is controlled by the Chairman of the Company's Board of Directors, Rafael del Pino y Calvo Sotelo and TCI Fund Management Ltd., which held 10.03% of the shares. At December 31, 2024, the only company with an ownership interest of over 10% was Rijn Capital S.A.R.L., which held 21.31% of the shares.
At December 31, 2025, the parent company's shares were traded on the Euronext in Amsterdam, a regulated market of Euronext Amsterdam N.V. (the “Dutch Stock Exchange”), the Nasdaq in the United States and the Spanish Stock Exchanges. They all carried the same voting and dividend rights.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b) Share premium
At December 31, 2025, the share premium reached EUR 4,316 million (EUR 4,316 million at December 31, 2024), as no adjustments were accounted for against this heading. This share premium is classed as unrestricted reserves.
c) Treasury shares
Movements during 2025 and 2024 were as follows:

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2024			7,753,399
Share capital reduction	—	—	—
Remuneration schemes	—	(502,215)	(502,215)
Treasury shares purchased / applied to purpose	11,006,460	(5,128,453)	5,878,007
Balance at 12.31.2025	11,006,460	(5,630,668)	13,129,191

TRANSACTION PERFORMED/OBJECTIVE	NUMBER OF SHARES PURCHASED	NUMBER OF SHARES APPLIED TO PURPOSE	TOTAL NUMBER OF SHARES
Balance at 12.31.2023			4,759,310
Share capital reduction	19,586,744	(23,250,608)	(3,663,864)
Remuneration schemes	—	(511,587)	(511,587)
Treasury shares purchased / applied to purpose	7,169,540	—	7,169,540
Balance at 12.31.2024	26,756,284	(23,762,195)	7,753,399
As commented in the previous section, over the course of 2025, 11,006,460 treasury shares were acquired at an average price of EUR 45.55 per share with a total cash outflow of EUR 501 million (26,756,284 treasury shares at an average price of EUR 36.34 per share totaling EUR 972 million in 2024). These shares relate to three repurchase programs.
As disclosed in the Group's consolidated financial statements for the year ended December 31, 2024, on August 23, 2024 Ferrovial SE announced a share repurchase program in accordance with the authorization granted by the Company's General Shareholder's Meeting held on April 11, 2024. The purpose was to repurchase Ferrovial shares in the context of different corporate actions (such as, for instance, employee share incentives, placement of shares in the market, or redemption of the repurchased shares). The program was authorized for a maximum of up to 30 million shares and a maximum investment of EUR 300 million, and for the period from August 26, 2024 to February 28, 2025 (both inclusive). On December 13, 2024, Ferrovial SE announced the extension and increase of this repurchase program, extending its duration to May 30, 2025 (inclusive) and increasing its maximum investment by EUR 300 million, bringing the total maximum investment up to EUR 600 million. During 2025, 6,300,460 shares were acquired giving rise to a total disbursement of EUR 266 million. On 2 June 2025, Ferrovial SE announced the termination of this buy-back program.
On March 14, 2025, Ferrovial SE announced a new share buy-back program, aiming to reduce share capital to offset the capital increase as a result of this program. The program was authorized for a maximum of up to 15 million shares and a maximum investment of EUR 500 million, and for a period starting the next trading day following the end of the buy-back program (announced to the market on August 23, 2024) to May 29, 2025 (both inclusive). On December 12, 2025, Ferrovial SE announced the termination of this buyback program. During 2025 4,200,000 shares were acquired, giving rise to a total disbursement of EUR 207 million.
On December 12, 2025, Ferrovial SE also announced a new repurchase program. The purpose was to repurchase Ferrovial shares in the context of actions related to future projects consistent with the strategic objectives Ferrovial intends to pursue, for industrial projects, or other transactions or corporate actions involving the assignment or disposal of treasury shares. The program has been authorized for a maximum of up to 15 million shares and a maximum investment of EUR 800 million, and for the period from December 15, 2025 to October 15, 2026 (both dates inclusive). During 2025, 506,000 shares were acquired giving rise to a total disbursement of EUR 28 million.
The market value of the treasury shares held by Ferrovial at December 31, 2025 (13,129,191 shares) was EUR 727 million (EUR 315 million in 2024).
d) Measurement adjustment reserves
Measurement Adjustment Reserves refer to the cumulative impact at consolidated level of Other Comprehensive Income (OCI) items and valuation adjustments other than OCI.
The cumulative impact of Other Comprehensive Income reached EUR -950 million at December 2025, comprising adjustments to currency translation differences accumulated in reserves net of the effect of foreign currency hedging instruments contracted by the Group to offset this effect (EUR -661 million), adjustments due to hedging instruments different from the foreign currency hedging instruments described (EUR 166 million) and the impact of pension plans of Group companies already divested (EUR -455 million), as Ferrovial decided, in accordance with IAS 19.122, not to transfer those amounts within equity.
e) Retained earnings and other reserves
This heading includes retained earnings and other reserves totaling EUR 2,785 million in 2025 (EUR 2,536 million in 2024).
Adjustments relating to share-based remuneration schemes and the impact of the subordinated perpetual bond coupons and associated costs are also recognized under this heading.
5.1.3 Proposed distribution of 2025 profit/(loss)
The Company posted a profit for 2025 of EUR 894 million in its separate financial statements.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The Board of Directors proposes to the Company’s Annual General Meeting the following distribution of Ferrovial's stand-alone profit/(loss), at December 31, 2025:

Million EUR	2025
Profit/(loss) of Ferrovial SE. (individual company)	894
The Board of Directors proposes to appropriate the profit for the year 2025 in full to (million euros):
Other reserves	894
5.1.4 Non-Group companies with significant ownership interests in subsidiaries.
At December 31, 2025 and 2024, non-controlling interests in the share capital of the most significant fully-consolidated Group companies were as follows:
At December 31, 2025:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
HIGHWAYS
Autopista Terrassa-Manresa, S.A.	23.72%	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03%	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS
Dalaman	40.00%	YDA Group
The financial highlights of the most significant Group companies in which there are non-controlling interests are as follows:

2025	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET PROFIT/(LOSS)
(Millon euro)
Autopista Terrassa-Manresa, S.A.	565	145	420	29
LBJ Infrastructure Group Holding LLC	1,931	2,204	(274)	37
NTE Mobility Partners Holding LLC	1,886	1,910	(25)	98
NTE Mobility Partners SEG 3 Holding LLC	1,861	1,687	174	72
I-77 Mobility Partners, LLC	621	613	8	26
I-66 Mobility Partners, LLC	5,447	2,398	3,050	9
Budimex	1,952	1,580	372	90
Dalaman	659	383	276	(7)
The main movements under “Equity attributable to non-controlling interests” in 2025 were as follows:

Company (Million euro)	Balance at 12.31.2024	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2025
Autopista Terrassa-Manresa, S.A.	103	9	—	—	(12)	—	—	100
LBJ Infrastructure Group Holding LLC	(120)	31	—	15	(49)	—	(1)	(124)
NTE Mobility Partners Holding LLC	4	58	—	—	(71)	—	—	(9)
NTE Mobility Partners Segments 3 LLC	126	62	(6)	(14)	(88)	—	1	81
I-77 Mobility Partners, LLC	5	10	—	—	(13)	—	—	2
I-66 Mobility Partners, LLC	1,595	7	—	(186)	(57)	—	(1)	1,358
FAM Construction LLC (I-66)	14	—	—	(2)	—	6	—	18
Budimex	196	91	—	3	(77)	(1)	1	213
Dalaman	109	(5)	—	—	—	—	—	104
Others	13	(1)	(1)	(2)	(1)	1	5	14
TOTAL	2,045	262	(7)	(186)	(368)	6	5	1,757
The heading “Share capital increase” reflects the impact of the increase in funds attributable to non-controlling interests of FAM Construction LLC amounting to EUR 6 million.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
At December 31, 2024:

FERROVIAL GROUP SUBSIDIARY	NON-GROUP %	NON-GROUP SHAREHOLDER
HIGHWAYS
Autopista Terrassa-Manresa, S.A.	23.72%	Acesa (Autopista Concesionaria Española, S.A.)
LBJ Infrastructure Group Holding LLC	28.33%-17.07%	LBJ Blocker (APG)- Meridiam Infr. S.a.r.l. (MI LBJ)
NTE Mobility Partners Holding LLC	37.03%	Meridiam Infrastrucuture S.a.r.l.
NTE Mobility Partners SEG 3 Holding LLC	28.84%-17.49%	NTE Segments 3 Blocker, Inc. (APG) - Meridiam Infraestructure NTE 3A/3B LLC
I-77 Mobility Partners, LLC	24.58%-3.18%	John Laing I-77 Holco Corp./Aberdeen Infr. Invest.
I-66 Mobility Partners, LLC	29.75%-14.55%	Meridiam Infrastrucuture S.a.r.l. - I-66 Blocker (APG)
CONSTRUCTION
Budimex S.A.	9.8%-6.3%-33.8%	AVIVA OFE Aviva BZ WBK-Nationale Nederlanden OFE-Traded
AIRPORTS
Dalaman	40.00%	YDA Group
The main financial statement aggregates of the most significant Group companies in which other shareholders own interests are as follows:

2024	ASSETS	LIABILITIES	SHAREHOLDERS' FUNDS	NET PROFIT/(LOSS)
(Millon euro)
Autopista Terrassa-Manresa, S.A.	573	138	436	25
LBJ Infrastructure Group Holding LLC	2,197	2,462	(265)	33
NTE Mobility Partners Holding LLC	2,128	2,117	11	101
NTE Mobility Partners SEG 3 Holding LLC	2,129	1,857	272	70
I-77 Mobility Partners, LLC	708	688	20	23
I-66 Mobility Partners, LLC	6,276	2,676	3,600	(4)
Budimex	1,907	1,565	342	74
Dalaman	717	428	289	35
The main movements under “Equity attributable to non-controlling interests” in 2024 were as follows:

Company (Million euro)	Balance at 12.31.2023	Profit/(loss)	Derivatives	Currency translation differences	Dividends	Share capital increase	Other movements	Balance at 12.31.2024
Autopista Terrassa-Manresa, S.A.	93	8	2	—	—	—	—	103
LBJ Infrastructure Group Holding LLC	(96)	28	—	(7)	(45)	—	—	(120)
NTE Mobility Partners Holding LLC	5	59	—	—	(61)	—	1	4
NTE Mobility Partners Segments 3 LLC	131	60	2	8	(75)	—	—	126
I-77 Mobility Partners, LLC	74	9	—	2	(79)	—	(1)	5
I-66 Mobility Partners, LLC	1,571	(3)	—	101	(70)	—	(4)	1,595
FAM Construction LLC (I-66)	—	(9)	—	2	—	22	(1)	14
Budimex	234	77	—	—	(111)	—	(4)	196
Dalaman	86	24	(1)	—	—	—	—	109
Others	15	(2)	1	—	(5)	—	4	13
TOTAL	2,113	251	4	106	(446)	22	(5)	2,045
5.2 CASH AND CASH EQUIVALENTS AND BORROWINGS
In order to aid understanding of the Group’s financial performance, and as mentioned in Note 1.1.4, the Group analyzes cash and cash equivalents and borrowings for each corresponding period distinguishing between infrastructure project companies and ex infrastructure companies.
The main items forming the Group's cash and cash equivalents and borrowings, are described below.
5.2.1 Cash and cash equivalents
a) Cash and cash equivalents and restricted cash of infrastructure project companies
The cash and cash equivalents of infrastructure project companies as at December 31, 2025 and December 31, 2024 stood at EUR 201 million and EUR 175 million, respectively.
Infrastructure project financing agreements often impose the obligation to arrange certain restricted accounts to cover short-term or long-term obligations relating to the payment of principal or interest on the borrowings and infrastructure maintenance and operation. These funds are invested in highly-liquid financial products earning floating interest. The type of financial product in which the funds may be invested is also restricted by the financing agreements or, where no restrictions are stipulated, the decision is made on the basis of the Group’s policy for the placement of cash surpluses.
Restricted cash is classified as short-term or long-term depending on whether it must remain restricted for less or more than one year. Short-term balances, which stood at EUR 29 million, are recognized under cash and cash equivalents in the balance sheet. Long-term balances reached EUR 252 million and are carried as financial assets.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The total of short-term and long-term restricted cash recognized at December 31, 2025 reached EUR 282 million and relates to the NTE Segment 3, LBJ, I-66 and NTE highways (EUR 27 million, EUR 26 million, EUR 35 million and EUR 165 million, respectively), as well as to other concessions in the amount of EUR 28 million, primarily the Waterbeach treatment plant in the United Kingdom, and the Autovía de Aragón highway (EUR 8 million and EUR 20 million, respectively). The variation of EUR -116 million compared to December 2024 is explained by:
•A net decrease in restricted cash of EUR -75 million (excluding exchange rate effects), essentially relating to NTE Segment 3 (EUR 9 million), NTE highway (EUR -86 million), I-66 (EUR -16 million) and LBJ (EUR 16 million), mainly driven by construction and debt‑related payments, along with dividend distributions, partially offset by toll collections.
•The exchange rate effect reached EUR -41 million, mainly generated by US dollar fluctuations (Note 1.4).
Other cash and cash equivalents relate to bank accounts and highly-liquid investments subject to interest rate risk.
b) Cash and cash equivalents and restricted cash of ex- infrastructures projects
Cash and cash equivalents of ex-infrastructure project companies at December 31, 2025 and December 31, 2024 amounted to EUR 4,070 million and EUR 4,653 million, respectively.
The following table shows the breakdown of cash and cash equivalents of ex-project companies by currency.

Million EUR	2025.DEC
EUR	2,022
PLN	682
USD	535
CAD	372
GBP	225
AUD	154
Other	80
Total Cash and Cash equivalents ex-infrastructure projects	4,070
5.2.2. Borrowings
a) Infrastructure project companies
a.1) Breakdown by project, significant changes during the year and main features of the borrowings
There follows a breakdown of borrowings secured by project cash flows, distinguishing between bonds and bank borrowings, short- and long-term, and changes during 2025 and 2024:

	2025			2024			Change 25/24
(Million euro)	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total	Bonds	Bank borrowings	Total
Long term	4,774	2,660	7,434	5,198	3,058	8,256	(424)	(398)	(822)
Highways	4,774	2,279	7,053	5,198	2,707	7,905	(424)	(428)	(852)
US highways	4,774	1,724	6,498	5,198	2,138	7,337	(424)	(414)	(838)
Spanish highways	—	555	555	—	569	569	—	(14)	(14)
Airports	—	62	62	—	—	—	—	62	62
Construction	—	92	92	—	97	97	—	(5)	(5)
Energy	—	187	187	—	209	209	—	(22)	(22)
Other	—	39	39	—	44	44	—	(5)	(5)
Short term	7	177	184	1	142	143	6	35	41
Highways	7	34	41	1	38	39	6	(4)	2
US highways	7	—	7	1	—	1	6	—	6
Spanish highways	—	34	34	—	38	38	—	(4)	(4)
Airports	—	15	15	—	94	94	—	(79)	(79)
Construction	—	5	5	—	5	5	—	—	—
Energy	—	120	120	—	2	2	—	118	118
Other	—	2	2	—	3	3	—	(1)	(1)
TOTAL	4,781	2,836	7,617	5,199	3,200	8,400	(418)	(364)	(782)
The following table shows, for 2025 movements in infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as movements in borrowings due to the accrual of interest, which do not affect period cash positions.

(Million euro)	Dec. 2024	Increase/decrease with impact on cash flow	Foreign exchange effect	Impact of scope changes and other	Capitalized/accrued interest	Dec.25
Infrastructure project borrowings	8,400	229	(904)	(93)	(15)	7,617
Infrastructure project borrowings decreased by EUR -782 million in 2025 with respect to December 2024, mainly for the following reasons:
•Exchange rate effect amounting to EUR -904 million, mainly generated by US dollar fluctuations.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
•Effect of scope changes, excluding the foreign exchange effect, due to the classification as held for sale of Transchile Charrúa Transmisión, S.A. (Note 1.1.3) totaling EUR -93 million.
•Increase of EUR 214 million in debt, excluding the foreign exchange effect and scope changes, relating primarily to the Misae Solar LLC project (EUR 206 million) and attributable to the debt drawn down, capitalization of interest and accrued unmatured interest.
US highways:
NTE Mobility Partners, LLC
Regarding NTE Mobility Partners, the total debt at December 31, 2025 reached USD 1,600 million as follows:
–A taxable bond issue of USD 871.1 million, maturing between 2040 and 2049 at a fixed interest rate of 3.92%, and a PAB (Private Activity Bonds) issue of USD 331.8 million, maturing between 2030 and 2039 at a fixed interest rate of 4.00% for USD 122.7 million and 5.00% for USD 209.0 million.
–USD 397.3 million in PABs bonds (Private Activity Bonds) issued on August 3, 2023 (PAB-Private Activity Bonds), at a fixed interest rate of 5.50%, maturing between 2052 and 2058, to fund the Mandatory Capacity Improvement (UCI) project.
NTE Mobility Partners Seg 3 LLC
In relation to NTE Mobility Partners Seg 3 LLC, the total debt at December 31, 2025 reached USD 1,598 million. This debt consists of:
–Issuance of USD 265.9 million in PABs related to the debt of the 3A-3B segments at a rate of 5.00% fixed interest on USD 32.4 million, 5.13% on USD 22.5 million, 5.25% on USD 23.7 million, 5.38% on USD 64.7 million and 5.50% on USD 122.6 million.
–TIFIA loan in the amount of USD 211.2 million at a fixed rate of 3.84%, on December 31, 2025, with final maturity in 2053.
–Issuance of USD 467.3 million in Barclays bonds, maturing in 2028 with USD 221 million at a fixed swap rate of 5.30% and USD 246.3 million at a fixed swap rate of 5.85% maturing in 2040.
–Issuance of USD 653.9 million in PABs repayable from 2047 to 2058 at a fixed interest rate of 5.00% for the debt of segment 3C (total of USD 750 million including the issuance premium).
LBJ Infr. Group LLC
The total debt of this company on December 31, 2025 reached USD 2,038 million. This debt consists of:
–PABs issuance of USD 537.5 million (total of USD 615 million including the premium) at a fixed interest rate of 4.00%, maturing between 2030 to 2040.
–Taxable bond issuance of USD 615.5 million (of which USD 7 million bears a fixed interest rate of 2.75% and matures in 2026, and USD 608.5 million bears a fixed interest rate of 3.80% and matures in 2057).
–TIFIA loan valued at USD 835.6 million, with fixed interest rate of 4.22% and maturing between 2035 to 2050.
–Credit line maturing in 2027 with an interest rate of 4.51%, of which USD 48.9 million had been drawn as of December 31, 2025.
I-77 Mobility Partners, LLC
The total debt of I-77 Mobility Partners, LLC at December 31, 2025 reached USD 469.9 million. This debt consists of:
–On May 1, 2015, the company issued USD 100 million in PABs at a fixed rate of 5.00%. On December 31, 2025, the outstanding amount was USD 98.9 million maturing between 2026 and 2054.
–On April 25, 2024, the issuance of USD 371 million in Senior Secured Notes was completed, the proceeds of which were used to refinance the TIFIA debt, thereby increasing the average maturity of the outstanding debt. The Senior Secured Notes bear interest at a fixed rate of 6.57% and mature in 2051.
–On April 26, 2024, the TIFIA debt was repaid in full.
I-66 Mobility Partners, LLC
Regarding I-66 Mobility Partners, LLC, the total debt of this company at December 31, 2025, reached USD 2,076.1 million. This debt consists of:
–USD 737 million in PABs (a total of USD 800.4 million including the premium) at a fixed rate of 5.00%, maturing between 2047 and 2056.
–A TIFIA loan balance of USD 1,339.1 million, of which USD 29.0 million had been prepaid as of December 31, 2025. This loan bears interest at a fixed rate of 2.8% and finally matures in 2057.
Spanish highways:
Cintra Inversora Autopistas de Cataluña (Terrasa Manresa highway)
In relation to Cintra Inversora Autopistas de Cataluña, this company's debt at December 31, 2025 totaled EUR 582.2 million, consisting in:
–Tranches A and B amounting to EUR 264.9 million and EUR 279.1 million as of December 31, 2025, accruing interest at the 6-month EURIBOR rate +2.124% +1.5% at the year-end. Both tranches were fully utilized and fall due in 2035.
–Liquidity tranche (tranche C) with a balance of EUR 38.2 million as of December 31, 2025 (the year-end interest rate is the 6-month EURIBOR +2.124% +1.5%).
–It should also be noted that this company has an interest rate derivative with a notional amount of EUR 529.5 million, a guaranteed interest rate of 5.0880% and maturity in 2035. The fair value of the derivative (recognized under “Derivative financial instruments”, (Note 5.5) was EUR -59.2 million as of December 31, 2025.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
Autovía de Aragón
Regarding Autovía de Aragón project, the current debt as of December 31, 2025 stood at EUR 5 million (EUR 5 million non-current and EUR 14 million of current as of December 31, 2024).
Breakdown of borrowings in other infrastructure projects:
The following table shows the details of the borrowings for infrastructure projects other than highways:

	2025			2024
(Million euro)	Long term	Short term	Total	Long term	Short term	Total	Change 25/24
Airports	62	15	77	—	94	94	(17)
Dalaman International Airport	62	15	77	—	94	94	(17)
Construction	92	5	97	98	6	103	(6)
Conc. Prisiones Lledoners,S.A.	58	2	60	61	3	63	(3)
Depusa Aragón S.A.	20	2	22	22	2	24	(2)
Budimex Group	14	1	15	15	1	16	(1)
Energy	187	121	307	210	2	211	96
Transchile Charrúa Transmisión, S.A.	—	—	—	105	—	105	(105)
Centella Transmisión, S.A.	90	2	91	105	2	106	(15)
Misae Solar IV LLC	80	119	199	—	—	—	199
AZALIA, SP. Z O.O	17	—	17	—	—	—	17
Other	39	2	42	44	3	47	(5)
Waterbeach	39	2	42	44	3	47	(5)
TOTAL Other infrastructure project company borrowings	380	143	523	352	105	455	68
Other project borrowings increased by EUR 68 million against December 2024, mainly due to the drawdowns in Misae Solar IV LLC (EUR 199 million) to finance the construction of the solar plant, partially offset by the decrease in Transchile Charrúa Transmisión, S.A. (EUR -105 million) resulting from its classification as held for sale, with the disposal expected to be completed in 2026.
Also noteworthy is Dalaman International Airport, whose loans were reclassified as long-term (EUR 62 million) once the December 2024 exemption was fulfilled.
a.2) Maturities by currency and fair value of infrastructure project company borrowings
December 31, 2025

(Million euro)	Currency	Fair value 2025	Carrying amount 2025	2026	2027	2028	2029	2030	2031+	Total maturities
Infrastructure project company obligations		4,313	4,781	7	1	189	1	41	4,317	4,556
HIGHWAYS		4,313	4,781	7	1	189	1	41	4,317	4,556
	USD	4,313	4,781	7	1	189	1	41	4,317	4,556
	EUR	—	—	—	—	—	—	—	—	—
Bank borrowings of infrastructure project companies		2,836	2,836	359	105	75	179	83	2,399	3,199
HIGHWAYS		2,314	2,314	214	77	44	52	63	2,211	2,662
	USD	1,724	1,724	180	42	—	—	—	1,853	2,075
	EUR	589	589	34	35	44	52	63	358	587
AIRPORTS		77	77	16	18	20	21	7	—	82
	EUR	77	77	16	18	20	21	7	—	82
CONSTRUCTION		97	97	4	5	5	5	6	72	97
	EUR	82	82	4	5	5	5	6	58	83
	PLN	15	15	—	—	—	—	—	14	14
ENERGY		307	307	121	2	2	95	2	92	315
	USD	290	290	121	2	2	95	2	76	298
	PLN	17	17	1	—	—	—	—	16	17
OTHER		42	42	3	3	4	5	5	23	43
	GBP	42	42	3	3	4	5	5	23	43
TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS		7,149	7,617	366	106	265	180	124	6,715	7,755

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
December 31, 2024

(Million euro)	Currency	Fair value 2024	Carrying amount 2024	2025	2026	2027	2028	2029	2030+	Total maturities
Infrastructure project company obligations		3,574	5,199	1	8	1	215	1	4,704	4,930
HIGHWAYS		3,574	5,199	1	8	1	215	1	4,704	4,930
	USD	3,574	5,199	1	8	1	215	1	4,704	4,930
	EUR	—	—	—	—	—	—	—	—	—
Bank borrowings of infrastructure project companies		3,200	3,200	120	233	155	151	274	2,690	3,624
HIGHWAYS		2,745	2,745	98	104	130	122	133	2,565	3,152
	USD	2,138	2,138	70	71	95	79	82	2,153	2,549
	EUR	607	607	28	33	35	43	51	412	603
AIRPORTS		94	94	14	16	18	20	21	16	105
	EUR	94	94	14	16	18	20	21	16	105
CONSTRUCTION		103	103	4	4	5	5	5	79	102
	EUR	87	87	4	4	5	5	5	64	87
	PLN	16	16	—	—	—	—	—	15	15
ENERGY		211	211	2	106	—	—	109	—	216
	USD	211	211	2	106	—	—	109	—	216
OTHER		47	47	3	3	3	4	5	30	49
	GBP	47	47	3	3	3	4	5	30	49
TOTAL INFRASTRUCTURE PROJECT COMPANY BORROWINGS		6,774	8,400	121	241	156	366	275	7,394	8,554
At December 31, 2025 the difference between the total maturities of bank borrowings of EUR 7,755 million (EUR 8,554 million in 2024) and the carrying amounts recognized at December 31, 2025 in the amount of EUR 7,617 million (EUR 8,400 million in 2024) is explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules. Thus, the accrued interest payable and the application of the amortized cost method had an impact of EUR 138 million (EUR 154 million in 2024), considering that the maturities of the borrowings do not include interest.
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
a.3) Information on credit limits and credit drawable for infrastructure projects
There follows is a comparative analysis of borrowings not drawn down at December 31, 2025 and 2024:

	2025				2024
(Million euro)	Limit	Utilized	Drawable	Debt recognized	Limit	Utilized	Drawable	Debt recognized
Highways	7,218	7,218	—	7,094	8,091	8,082	9	7,945
US highways	6,631	6,631	—	6,505	7,479	7,479	—	7,338
Spanish highways	587	587	—	589	614	603	9	606
Airports	82	82	—	77	105	105	—	94
Construction	97	97	—	97	103	102	—	103
Energy	341	315	26	307	220	216	4	211
Other	43	43	—	42	49	49	—	47
TOTAL BORROWINGS	7,781	7,755	26	7,617	8,567	8,554	13	8,400
At December 31, 2025 the difference between the total bank borrowings utilized of EUR 7,755 million (EUR 8,554 million in 2024) and the carrying amounts recognized at December 31, 2025 in the amount of EUR 7,617 million (EUR 8,400 million in 2024) is mainly due to the difference between the nominal values and amortized cost calculated in accordance with applicable accounting rules.
a.4) Guarantees and covenants for project borrowings
The borrowings classified as project borrowings are without recourse to the project shareholders or with recourse limited to the guarantees given. The guarantees given by Ferrovial subsidiaries for project borrowings are described in Note 6.5, Contingent liabilities.
After reviewing the information reported by the businesses and conducting a subsequent review, we have concluded that there is no default event for the fully-consolidated project companies as of December 31, 2025.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b) Ex-infrastructure projects
b.1) Breakdown of short- and long-term borrowings, changes during 2025 and main features

			2025			2024
(Million euro)	Long term	Short term	Total	Long term	Short term	Total
Corporate bonds and debentures	1,844	809	2,653	1,773	518	2,292
Euro Commercial Paper	—	50	50	—	249	249
Corporate liquidity lines	60	—	60	60	252	312
Other borrowings	19	28	47	3	33	36
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES	1,923	887	2,810	1,836	1,052	2,889
The following table shows changes to ex-infrastructure project borrowings, broken down into variations in borrowings with balancing entries in cash flows, exchange rate effects and scope changes, as well as changes in borrowings due to the accrual of interest during 2025, which do not affect period cash positions:

(Million euro)	Dec. 2024	Increase/decrease with impact on cash flow	Foreign exchange effect	Impact of scope changes	Capitalized/accrued interest and other	Dec.25
Borrowings	2,889	(130)	(5)	(7)	63	2,810
Cross- currency swaps	(2)	2	—	—	—	—
Ex-infrastructure project borrowings	2,886	(128)	(5)	(7)	63	2,810
The movement in ex-infrastructure projects borrowings is mainly attributable to the repayment of the revolving facility (EUR -252 million), the reduction of Euro Commercial Paper (EUR -199 million), partially offset by the variation in corporate bonds during the year, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), and the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond of EUR 400 million notional issued on November 20, 2025, with a book value of EUR 355 million.
b.1.1) Corporate debt
Corporate debt comprises the following debt instruments:
Corporate bonds:
The carrying amount totals EUR 2,653 million at December 31, 2025 (EUR 2,292 million at December, 31 2024). The breakdown is as follows:

Issuance date	Nominal value (Million euro)	Maturity	Annual coupon
5/14/2020	780	5/14/2026	1.38%
11/12/2020	500	11/12/2028	0.540%
9/10/2023	500	9/13/2030	4.375%
1/16/2025	500	1/16/2030	3.250%
11/20/2025	400	5/20/2031	0.750%
Total	2,680
Regarding the variation in corporate bonds during 2025, worth mentioning the repayment of the bond issued in March 2017 and maturing in March 2025 (EUR 500 million), the issuance of a new bond on January 16, 2025 (EUR 500 million) with an interest rate of 3.250% and maturity on January 2030, and a new non-dilutive convertible bond issued on November 20, 2025 (EUR 400 million), with an interest rate of 0.75% and maturity in May 2031.
This latter debt instrument is a non‑dilutive cash‑settled convertible bond linked to the performance of Ferrovial SE shares, and mirrors the mechanics of traditional convertible bonds. From an accounting standpoint, this bond is treated as a hybrid instrument, combining the recognition of two elements: EUR 355 million recognized as a financial debt, and an embedded derivative consisting in a call option on Ferrovial shares measured at fair value (EUR 45 million), recognized under the heading of non-current derivatives at fair value (see Note 5.5). This bond is redeemable solely for cash, thereby achieving a neutral impact in terms of equity, ensuring that there is no dilutive impact on existing shareholders. At the same time of this call option issuance, Ferrovial has acquired a purchased call option which mirrors the terms of the call embedded in the bond, offsetting its impact.
All issues completed for 2020 and up to 2025 are admitted to trading on the AIAF fixed income market (Spain). All these issuances except the 2023 , bond, are guaranteed by the Company. The bond issued by Ferrovial SE in 2023 is listed on Euronext Dublin.
Euro Commercial Paper:
In the third quarter of 2023, we formalized a program to issue promissory notes for a maximum amount of EUR 1,5 billion, with maturities between 1 and 364 days as from the issue date, allowing further diversification of capital market funding and more efficient liquidity management.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
The notes outstanding during 2025 were issued under the EUR 50 million Sustainability Target STEP label compliant Euro-commercial paper program registered on July 31, 2023, at an average rate of 2.62% (2024: 3.74%). Regarding the notes outstanding as of December 31, 2025, the average cost was 2.04% (2024: 3.17%).
Regarding the movement during 2025, the variation in the Euro Commercial Paper issued at the December 2025 closing (EUR 50 million) compared to December 2024 (EUR 249 million), is worth noting, representing a reduction of EUR -199 million.
Other corporate debt:
Ferrovial had a syndicated credit facility available with a limit of EUR 788 million since 2024, that could be drawn-down in EUR, USD, CAD and GBP, out of which EUR 250 million had been utilized. In January 2025, this credit facility was repaid, and was immediately refinanced with a new limit of EUR 900 million, which at 31 December 2025 has not been drawn down.
Additionally, at December 31, 2025 Ferrovial also has a corporate liquidity line available, which has been fully drawn down, that reached EUR 60 million and matures in 2027, at a fixed rate of 0.425%. This corporate liquidity line was already fully drawn down at December 31, 2024.
The Group’s liquidity (including long-term restricted cash) stood at EUR 5,088 million and EUR 5,320 million (Note 5.4.d) at December 31, 2025 and 2024, respectively. This liquidity can be explained as follows:
- Cash and cash equivalents: EUR 4,070 million and EUR 4,653 million at December 31, 2025 and 2024, respectively.
-Long-term restricted cash: EUR 10 million and EUR 21 million at December 31, 2025 and 2024, respectively.
- Undrawn debt: EUR 1,008 million and EUR 652 million at December 31, 2025 and 2024, respectively.
b.1.2) Information on corporate debt limits and drawable balances.
Set out below is a breakdown of corporate debt limits and drawable balances at December 31, 2025 and at December 31, 2024:

	2025				2024
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Bonds	2,680	2,680	—	2,653	2,280	2,280	—	2,292
Syndicated facility	900	—	900	—	788	250	538	252
ECPs	50	50	—	50	249	249	—	249
Credit lines	60	60	—	60	60	60	—	60
TOTAL CORPORATE DEBT	3,690	2,790	900	2,763	3,377	2,839	538	2,852
As explained before, the variation in corporate debt compared to December 2024 (EUR -89 million) is explained mainly by the variation in bonds (EUR 362 million), by the repayment of the syndicated facility in January 2025 (EUR -252 million) and by the lower volume of ECPs outstanding (EUR -199 million). The syndicated facility was refinanced for a limit of EUR 900 million in January 2025.
The Company's credit rating
The credit rating agencies Standard & Poor’s and Fitch maintained their opinion regarding the financial rating of Ferrovial’s corporate debt in 2025 and 2024, respectively rating it at BBB and BBB with stable outlook and, therefore, within the “Investment Grade” category.
b.1.3) Other borrowings
At December 31, 2025 “Other borrowings” of EUR 47 million (EUR 36 million at December 31, 2024) related primarily to Construction bank borrowings.
b.1.4) Information on limits and drawable balances of other borrowings:
Set out below is a breakdown of debt limits and drawable balances at December 31, 2025 and 2024:

	2025				2024
(Million euro)	Limit	Utilized	Drawable	Consolidated debt	Limit	Utilized	Drawable	Consolidated debt
Construction	149	41	108	42	131	17	114	14
Airports	3	3	—	3	—	—	—	14
Energy	1	1	—	1	—	—	—	—
Other	1	1	—	1	8	8	—	8
OTHER BORROWINGS	154	46	108	47	140	26	114	36
The differences between total utilized other borrowings (EUR 46 million) mainly bank borrowings, and the carrying amount at December 31, 2025 (EUR 47 million) are explained mainly by the difference between the nominal values and carrying amounts of the borrowings, as certain adjustments are made in accordance with applicable accounting rules.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
b.2) Maturities by currency and fair value of borrowings excluding infrastructure project companies
At December 31, 2025:

Borrowings (Million euro)	Currency	Fair value 2025	Carrying amount 2025	2026	2027	2028	2029	2030	2031+	Total maturities
Corporate debt		2,824	2,763	830	60	500	—	1,000	400	2,790
	EUR	2,824	2,763	830	60	500	—	1,000	400	2,790
Other borrowings		47	47	9	—	—	1	—	13	23
	EUR	10	10	—	—	—	—	—	—	1
	PLN	23	23	9	—	—	—	—	12	22
	Other	14	14	—	—	—	—	—	—	—
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		2,871	2,810	839	60	500	1	1,000	413	2,813
At December 31, 2024:

Borrowings (Million euro)	Currency	Fair value 2024	Carrying amount 2024	2025	2026	2027	2028	2029	2030+	Total maturities
Corporate debt		2,830	2,852	999	780	60	500	—	500	2,839
	EUR	2,830	2,852	999	780	60	500	—	500	2,839
Other borrowings		36	36	2	9	12	2	1	—	26
	EUR	7	7	—	—	—	1	—	—	1
	PLN	5	5	2	1	1	—	1	—	5
	CLP	7	7	—	—	7	1	—	—	8
	Other	17	17	—	8	4	—	—	—	12
TOTAL BORROWINGS EXCLUDING INFRASTRUCTURE PROJECT COMPANIES		2,866	2,889	1,001	789	72	502	1	500	2,865
The differences between the total maturities of borrowings and the carrying amounts of the debt at December 31, 2025 (EUR 2,813 million compared to EUR 2,810 million) is mainly due to the new non-dilutive convertible bond issued, recognized with a carrying amount of EUR 355 million and with a nominal value of EUR 400 million (Note 5.5). This effect is partially offset by the interest accrued and not paid, recognized in the carrying amount of the balance sheet but not in the nominal value, together with other adjustments made in accordance with applicable accounting legislation (basically the application of the amortized cost method).
The fair value of bank borrowings excluding infrastructure project companies matches the related carrying amount because the borrowings are tied to floating market interest rates and therefore changes to the benchmark interest rates do not affect fair value.
As corporate debts are quoted in an active market, the related market value is used.
On this basis, the estimated total fair value of bank borrowings and bonds excluding infrastructure project companies at December 31, 2025 and December 31, 2024 amounted to EUR 2,871 million and EUR 2,866 million, respectively.
The 2026 maturities total EUR 839 million and relate to the Euro Commercial Paper (EUR 50 million) and corporate bonds (EUR 780 million). The debt maturities do not include interest.
5.3 CASH FLOW
The following table summarizes the cash flows from operating, investing and financing activities for each of the years ended December 31, 2025, 2024 and 2023.

(Million euro)	2025	2024	2023
Cash flows from operating activities ex tax payments	2,023	1,485	1,433
Tax payments	(97)	(192)	(170)
Cash flows from operating activities	1,926	1,293	1,263
Investment	(2,049)	(1,269)	(468)
Divestment	1,158	2,582	43
Cash flows from investing activities	(891)	1,313	(425)
Cash flows before financing activities	1,035	2,606	838

Cash flows from financing activities	(1,592)	(2,567)	(1,179)

Change in cash and cash equivalents	(557)	39	(341)

5.4 FINANCIAL RISK AND CAPITAL MANAGEMENT
The Group’s businesses are affected by changes to financial variables, such as interest rates, exchange rates, inflation, credit, liquidity and equities.
There follows specific data on the Group's exposure to each of these risks and an analysis of the sensitivity to a change in the various variables, together with a brief description of the way in which each risk is managed.

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
a) Exposure to interest rate fluctuations
Ferrovial's businesses are exposed to interest rate fluctuations, which may affect the Company’s net financial expense through variable interest on financial assets and liabilities, as well as the measurement of financial instruments arranged at fixed interest rates.
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

BORROWINGS				2025				2024
(Million euro)	Total debt	% debt hedged	Net exposed debt	Impact on profit/(loss) + 100 bps	Total debt	% debt hedged	Net exposed debt	Impact on profit/(loss) + 100 bps
Ex-infrastructure project companies	2,810	99%	22	—	2,886	91%	255	3
Highways	7,094	96%	258	3	7,945	97%	237	2
Airports	77	64%	28	—	94	96%	4	—
Construction	97	90%	10	—	103	90%	10	—
Energy	307	95%	17	—	211	100%	—	—
Other	42	100%	—	—	47	100%	—	—
Infrastructure project companies	7,617	96%	313	3	8,400	97%	251	2
Total borrowings	10,427	97%	336	3	11,288	96%	503	5
At 2025 year-end, 97% of the debt is hedged at a fixed rate (96% in 2024), so regarding fully consolidated companies, a linear increase of 100 basis points in market interest rate curves as of December 31, 2025, and 2024 would not have a significant impact on the income statement.
The Group's cash amounted to EUR 4,271 million in 2025 (EUR 4,828 million in 2024) of which EUR 4,070 million (EUR 4,653 million in 2024) corresponded to the cash held by the ex - infrastructure project companies. A linear variation of 100 basis points in the market yield curves at December 31, 2025 would have an impact of approximately EUR 43 million in the financial result for the year.
It is also necessary to take into account changes in the fair value of the financial derivatives arranged, which are indicated in Note 5.5.
As regards these interest rate hedging instruments, a linear increase of 100 basis points in the market yield curves at December 31, 2025 would, in the case of the effective hedges, have a positive impact of approximately EUR 109 million on shareholders’ funds attributable to the parent from fully consolidated companies (EUR 109 million at December 31, 2024), while a decrease of 100 basis points would have a negative impact of approximately EUR 96 million (EUR 41 million at December 31, 2024).
Finally, it should be noted that a drop in interest rates would trigger an increase in the value of the projects, through a lower discount rate.
b) Exposure to foreign exchange fluctuations
Ferrovial regularly monitors net exposure to each currency over the coming years for dividends receivable, investments in new projects and potential divestments.
Ferrovial establishes its hedging strategy by analyzing past fluctuations in both short-term and long-term exchanges rates and has monitoring mechanisms in place, such as future projections and long-term equilibrium exchange rates. These hedges consist of foreign currency deposits or forex derivatives (see Note 5.5 for more details).
The following tables show, by type of currency, the value of assets, liabilities, non-controlling interests and shareholders’ funds attributed to the parent company at December 2025 and 2024, adjusted to account for the above-mentioned forex derivatives relating to each currency:

	DEC. 2025
Currency	Assets	Liabilities	Parent company shareholders’ funds	Non-controlling interests
(Million euro)
Euro	7,596	4,997	2,398	200
Pound sterling	670	399	270	1
US dollar	13,354	11,700	318	1,336
Canadian dollar	2,104	631	1,473	—
Australian dollar	240	148	92	—
Polish zloty	2,056	1,658	177	220
Chilean peso	163	67	96	—
Colombian peso	266	136	130	—
Indian rupee	884	1	882	—
Other	88	17	72	(1)
GROUP TOTAL	27,420	19,755	5,908	1,757

SECTION 5: CAPITAL AND
FINANCING STRUCTURE

	DEC. 2024
Currency	Assets	Liabilities	Parent company shareholders’ funds	Non-controlling interests
(Million euro)
Euro	8,145	4,815	3,119	211
Pound sterling	602	382	219	1
US dollar	15,561	13,131	796	1,634
Canadian dollar	882	457	425	—
Australian dollar	289	215	74	—
Polish zloty	1,918	1,576	144	199
Chilean peso	251	132	120	—
Colombian peso	233	133	100	—
Indian rupee	1,026	3	1,023	—
Other	91	36	56	—
GROUP TOTAL	28,999	20,879	6,075	2,045
The details by currency of the main forex derivatives that are considered in this analysis are as follows:

(Millions)
2025	Notional		Mark to Market
	Local currency	EUR	EUR
USD	2,847	2,606	140
CAD	538	349	7

(Millions)
2024	Notional		Mark to Market
	Local currency	EUR	EUR
USD	2,347	2,202	6
CAD	932	624	(4)
Note 1.4 contains a breakdown of year-end exchange rates. As a result of these changes, the impact of currency translation differences on equity at December 31, 2025 was EUR -434 million (EUR 33 million at December 31, 2024) for the parent company. A breakdown by currency is set out in Note 5.1.1.
After analyzing sensitivity to exchange rate effects, for 2025 Ferrovial estimates that a 10% appreciation in the value of the main currencies in which the Group holds investments against the euro at the year-end would have an impact on the parent company shareholders' funds of EUR 382 million, of which 26% would relate to the effect of the Indian rupee, 9% to the US dollar and 43% to the Canadian dollar.
Note 1.4 contains a breakdown of average exchange rates for 2025 and 2024. In this regard, the impact on the income statement of a 10% appreciation of the euro against other currencies would have amounted to a change of EUR 95 million in 2025 (EUR 56 million in 2024).
c) Exposure to credit and counterparty risk
The Group’s main financial assets exposed to credit or counterparty risk are as follows:

(Million euro)	2025	2024	Var 25/24
Investments in financial assets (1)	2,038	1,945	93
Non-current financial assets	624	1,297	(673)
Net financial derivatives (assets)	338	241	97
Trade and other receivables	2,249	2,223	26
(1) Included in cash and cash equivalents
•Ferrovial actively and continuously monitors counterparty risk affecting financial transactions and performs internal credit quality analyses on each of the financial institutions with which there is exposure. The Company's internal policy for the investment of cash surpluses establishes the minimum counterparty risk as investment grade rating.
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

SECTION 5: CAPITAL AND
FINANCING STRUCTURE
Ex-infrastructure project companies
At December 31, 2025, cash and cash equivalents amounted to EUR 4,070 million (EUR 4,653 million in 2024. At that date, undrawn credit lines totaled EUR 1,008 million (EUR 652 million in 2024), forwards hedging cash flows denominated in a currency other than the euro amounted to EUR 0 million (EUR -5 million in 2024) and long term restricted cash stood at EUR 10 million (EUR 21 million in 2024).
Therefore, liquidity totaled EUR 5,088 million (EUR 5,320 million in December 2024) (Note 5.2).
Infrastructure project companies
At December 31, 2025, cash and cash equivalents (including short-term restricted cash) amounted to EUR 201 million (EUR 175 million in December 2024). Also, at that date undrawn credit lines stood at EUR 26 million (EUR 13 million in 2024), and were primarily arranged to cover committed investment needs. Long-term restricted cash amounted to EUR 252 million (EUR 380 million in December 2024).
Liquidity (including long-term restricted cash) totaled EUR 480 million (EUR 557 million in December 2024).
e) Equity risk exposure
Ferrovial is exposed to the risk of fluctuations in its own share price. This exposure arises from equity swaps used in relation to the share-based remuneration schemes, the detail of which is shown in Note 5.5 to these consolidated financial statements.
As the equity swaps are not classified as accounting hedges, the market value has an impact on profit or loss. Accordingly, a EUR 1 increase/decrease in Ferrovial’s share price would have a positive/negative impact of EUR 2.8 million on Ferrovial’s net profit/(loss) in 2025.
f) Exposure to inflation risk
Most of the revenue from infrastructure projects is associated with prices tied directly to inflation. Therefore, an increase in inflation as is currently the case will increase cash flows from assets of this kind.
The rise in inflation may have an adverse effect on operating margins under the construction contracts. However, a substantial part of the business portfolio is protected against the effects of rising inflation due to the existence of price adjustment contract clauses linked to inflation in certain jurisdictions, such as Poland or, in certain contracts, such as in Spain. In the absence of such clauses, the risk is hedged by closing the main direct costs at the time of bidding.
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
5.5 FINANCIAL DERIVATIVES AT FAIR VALUE
a) Breakdown by type of derivative, movements, maturity dates and main features
The table below includes the fair values of the derivatives arranged at December 31, 2025, as well as the maturity dates of the notional amounts to which the derivatives relate (maturities of notional amounts are shown as positive figures and already-arranged future increases are presented as negative amounts):

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES

TYPE OF INSTRUMENT		FAIR VALUE	NOTIONAL MATURITIES
(Million euro)		Balances at 12/31/2025	2026	2027	2028	2029	2030 and beyond	TOTAL
ASSET BALANCES		382	719	78	5	1	2,840	3,642
Index-Linked Swaps	P	139	(3)	(4)	(3)	(3)	91	78
FX derivatives: Cross Currency Swaps		146	—	—	—	—	2,236	2,236
FX derivatives: Forwards and Options		3	659	6	—	—	—	665
Interest Rate Swaps Energy Business Line	P	2	2	—	—	—	96	98
Interest Rate Swaps Airports Business Line	P	1	22	25	5	—	—	52
Interest Rate Swaps Highways Business Line	P	—	(7)	49	—	—	—	42
Interest Rate Swaps Construction Business Line	P	2	3	2	3	3	17	27
Interest Rate Swaps Other Business Line	P	—	—	—	—	—	—	—
Equity Swaps		44	43	—	—	—	—	43
Power Purchase Agreement	P	—	—	—	—	—	—	—
Other derivatives		45	—	—	—	—	400	400
LIABILITY BALANCES		(150)	517	38	236	(123)	1,302	1,971
Index-Linked Swaps	P	—	—	—	—	—	—	—
FX derivatives: Cross Currency Swaps		—	—	—	—	—	—	—
FX derivatives: Forwards and Options		(1)	246	1	1	2	10	260
Interest Rate Swaps Energy Business Line	P	(2)	231	2	2	2	91	329
Interest Rate Swaps Airports Business Line	P	—	—	—	—	—	—	—
Interest Rate Swaps Highways Business Line	P	(67)	37	32	229	(133)	773	938
Interest Rate Swaps Construction Business Line	P	—	—	—	—	—	—	—
Interest Rate Swaps Other Business Line	P	(2)	3	3	4	5	29	43
Equity Swaps		—	—	—	—	—	—	—
Power Purchase Agreement	P	(33)	—	—	—	—	—	—
Other derivatives		(45)	—	—	—	—	400	400
TOTAL		232	1,236	116	241	(123)	4,142	5,613
(P) - project companies; ( ) - ex project companies
The maturities of cash flows comprising the fair value of the derivatives are set out below:

TYPE OF INSTRUMENT		FAIR VALUE	CASH FLOW MATURITIES
(Million euro)		Balances at 12/31/2025	2026	2027	2028	2029	2030 and beyond	TOTAL
ASSET BALANCES		382	37	(7)	(6)	(5)	453	472
Index-Linked Swaps	P	139	12	13	14	15	110	165
FX derivatives: Cross Currency Swaps		146	(22)	(20)	(20)	(20)	282	200
FX derivatives: Forwards and Options		3	3	—	—	—	—	3
Interest Rate Swaps Energy Business Line	P	2	(1)	(1)	(1)	—	7	5
Interest Rate Swaps Airports Business Line	P	1	—	—	—	—	—	1
Interest Rate Swaps Highways Business Line	P	—	—	—	—	—	—	—
Interest Rate Swaps Construction Business Line	P	2	—	—	—	—	1	2
Interest Rate Swaps Other Business Line	P	—	—	—	—	—	—	—
Equity Swaps		44	44	—	—	—	—	44
Power Purchase Agreement	P	—	—	—	—	—	—	—
Other derivatives		45	—	—	—	—	53	53
LIABILITY BALANCES		(150)	(17)	(19)	(18)	(17)	(62)	(133)
Index-Linked Swaps	P	—	—	—	—	—	—	—
FX derivatives: Cross Currency Swaps		—	—	—	—	—	—	—
FX derivatives: Forwards and Options		(1)	—	—	—	—	—	—
Interest Rate Swaps Energy Business Line	P	(2)	(1)	(1)	(1)	—	2	(1)
Interest Rate Swaps Airports Business Line	P	—	—	—	—	—	—	—
Interest Rate Swaps Highways Business Line	P	(67)	(16)	(18)	(17)	(16)	(10)	(77)
Interest Rate Swaps Construction Business Line	P	—	—	—	—	—	—	—
Interest Rate Swaps Other Business Line	P	(2)	—	(1)	—	—	(1)	(2)
Equity Swaps		—	—	—	—	—	—	—
Power Purchase Agreement	P	(33)	—	—	—	—	—	—
Other derivatives		(45)	—	—	—	—	(53)	(53)
TOTAL		232	20	(26)	(24)	(22)	391	339
(P) - project companies; ( ) - ex project companies
Index-linked swaps (ILS)
They relate solely to Autema project, which arranged an index-linked swap fixing the annual inflation rate at 2.5% in 2008 to hedge revenue variability, with a total notional of EUR 78 million. The underlying hedged items are the toll flows and price compensation flows received by the Catalan Regional Government, which are inflation-adjusted. The rise in inflation during 2025 had an impact of EUR -3 million on reserves and a fair value impact of EUR 7 million on results.

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
Within the categories of foreign exchange derivatives, some of them are intended to hedge investments denominated in USD and CAD (see disclosure in Note 5.4.b), highlighting the following instruments:
Foreign exchange derivatives: Cross-currency swaps (CCS)
At December 31, 2024 Ferrovial SE recorded cross-currency swaps to hedge a corporate liquidity line in US dollars (Note 5.2.2). These instruments had a notional value of USD 260 million (EUR 250 million agreed equivalent value) and matured in 2025. They were cancelled on January 15, 2025.
The group companies Cintra Infrastructure SE and 407 Toronto Highway BV have cross-currency swaps (CCS) hedging the net investment in USD and CAD, respectively. These instruments have a notional amount of EUR 1,971 million and EUR 139 million, respectively, with maturities from 2032 onward and a fair value of EUR 137 million and EUR 7 million.
The result of the effectiveness tests carried out show that most of these derivatives are effective. The interest rate component of these derivatives, treated as cost of hedging, amounts to EUR -49 million and is recorded as reserves through other comprehensive income (OCI). As the coupons for the interest rate spread are paid, this cost is directly recognized as income. In addition, the impact of the investment hedges was EUR 216 million and was recognized as a translation difference through OCI.
Additionally, 407 Toronto Highway BV has cross-currency swaps (CCS) with a notional amount of EUR 126 million that are not classified as accounting hedges and are recognized in net financial income/(expense) at fair value (EUR 2 million).
Foreign exchange derivatives: Forwards and Options (FX)
There are foreign exchange hedges, designed for the Group's CAD and USD investments. The notional amounts are EUR 210 million and EUR 635 million at December 31, 2025 (CAD 338 million and USD 747 million) (Note 1.3) and the fair value amounts are EUR -0.44 million and EUR 2.7 million, respectively.
Value changes are recognized under currency translation differences in the amount of EUR 86 million in 2025. Additionally, movements of settlements and accruals would have an impact on the financial result (EUR 0 million in the current exercise), and a positive impact of EUR 43 million on cash.
There are also hedges of foreign currency risk, for the volatility of future cash flows in foreign currencies or assets denominated in foreign currencies (primarily the Polish zloty). Their notional value stood at EUR 81 million at December 31, 2025, of which EUR 60 million corresponds to the Polish zloty. All of them expire in the short-term.
Foreign exchange hedges for assets denominated in foreign currencies, recognized value changes as translation differences and amounted to EUR -5 million in 2025 (for effective derivatives).
Finally, options, which are not classified as accounting hedges, are recognized in net financial income/(expense) at fair value, entailing nil expense during the year.
Interest Rate Swaps (IRS)
To hedge interest rate risk in infrastructure projects, the borrowings of which accrue variable interest (primarily Cintra Inversora Autopistas de Cataluña, S.A., NTE Mobility Partners, LLC, LBJ Infr. Group LLC, Autovía de Aragón, Centella, Misae Solar Plant, Depusa Aragón, Dalaman International Airport, and the UK Waste Treatment Business, Thalia - Waterbeach Plant), the companies have contracted interest rate hedges on project debt, establishing a fixed or increasing interest rate, for a total notional amount of EUR 1,530 million at December 31, 2025. Overall, the fair value of these hedges has changed from EUR -57 million at December 2024 to EUR -66 million at December 2025.
In general terms, periodic hedge effectiveness measurements show that derivatives are effective, so changes in their fair value are recorded in reserves, amounting to EUR 15 million.
The movement in settlements, accruals and also in ineffectiveness, had an impact on net financial income/(expense) of EUR -16 million and on cash of EUR 13 million (negative).
Equity swaps (ES)
The Company has arranged equity swaps for the potential financial impact of the exercise of share-based remuneration schemes granted to employees. The value of these swaps contracted by the Company change as the value of Ferrovial shares changes, and are therefore, treated as derivatives but not as accounting hedges (speculative), so the change in fair value of these derivatives is recognized through profit or loss as a fair value adjustment.
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
•When the swap expires, if the share price has risen, Ferrovial will receive in cash the difference between the arithmetic mean of the share price during the observation period and the reference price, multiplied by the number of shares contracted. Otherwise, Ferrovial will pay the difference to the financial institution.
Its fair value at December 31, 2025 is EUR 44 million. The change in value during the year was due to the increase in Ferrovial's share price from EUR 40.60 at December 31, 2024 to EUR 55.34 at December 31, 2025, entailing an impact of EUR 27 million under the income statement heading “Changes in the fair value of financial instruments”. The column “Impact on Net financial income/(expense)” includes the remuneration as income and the finance cost of these instruments as an expense in the amount of EUR -2 million (Note 2.6). The total impact of these instruments on cash resources amounted to EUR 10 million (positive).

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
At December 2025, these derivatives had a notional value equivalent to 1,580,364 shares which, based on the strike price of the equity swaps (price at which they must be settled with the banks), represented a total notional amount of EUR 43 million.
Power Purchase Agreements (PPAs)
Ferrovial has entered into power purchase agreements (PPAs) for the sale of energy in connection with the solar energy plants in Texas (Misae and Milano projects), currently under construction. These virtual or financial PPAs that do not involve the physical delivery to its end user of energy and are settled for the cash difference between the contract price and the market price, are classified as derivatives that fall within the scope of IFRS 9. For such financial contracts, Ferrovial applies cash flow hedge accounting, recognizing the variation in the fair value of these hedging instruments through other comprehensive income (OCI). The fair value reached EUR -33 million at December 2025 (EUR -33 million Misae, and EUR 0.1 million Milano).
Other derivatives
As other derivatives recognized in the liabilities heading, the Company includes the equity option related to the non-dilutive cash settled convertible bond issued on November 2025, as mentioned in Note 5.2 b.1.1.
This bond is treated as a hybrid instrument, combining the financial debt, and an embedded derivative with a notional value of EUR 400 million, measured at fair value (EUR -45 million) as a liability. Additionally, Ferrovial has purchased a call option on its own shares, mirroring the call embedded in the bond to offset its impact, with a fair value of EUR 45 million, recognized in the derivative assets heading.
b) Main effects on the income statement and equity
Set out below is a breakdown of the main derivatives arranged by fully-consolidated companies showing movements in fair values at December 31, 2025 and December 2024 and the effect on reserves, profit/(loss) and other balance sheet items:

TYPE OF INSTRUMENT (Million euro)	FAIR VALUE			EFFECTS
	Balances at 12/31/2025	Balances at 12/31/2024	Var.	EFFECT ON RESERVES (I)	FAIR VALUE EFFECT ON PROFIT/(LOS S) (II)	EFFECT ON FINANCIAL PROFIT/(LOSS) (III)	CASH (IV)	EXCHANGE RATE (V)	OTHER EFFECTS ON BALANCE SHEET OR INCOME	TOTAL
Index-linked derivatives	139	134	5	(3)	7	5	(12)	—	8	5
Cash flow hedges	139	134	5	(3)	7	5	(12)	—	8	5
Interest rate derivatives	(66)	(57)	(9)	15	4	(16)	14	(2)	(25)	(9)
Cash flow hedges	(66)	(57)	(9)	7	4	(16)	14	(2)	(16)	(9)
Fair value hedges	—	—	—	9	—	—	—	—	(9)	—
Speculative	—	—	—	—	—	—	—	—	—	—
Cross-currency swaps	146	43	103	(112)	1	(18)	14	217	1	103
Cash flow hedges	—	2	(2)	1	—	1	(3)	—	1	(2)
Net foreign investment hedges	144	41	103	(112)	—	(18)	18	217	—	103
Speculative	2	—	2	—	2	—	—	—	—	2
Foreign exchange derivatives	2	(40)	41	5	(12)	—	(52)	81	21	41
Cash flow hedges	—	(2)	2	2	—	—	(3)	—	3	2
Fair value hedges	(1)	(5)	4	—	(3)	—	(6)	(5)	17	4
Net foreign investment hedges	2	(39)	41	3	(4)	—	(43)	86	—	41
Speculative	1	6	(5)	—	(5)	—	—	—	—	(5)
Equity swaps	44	29	15	—	27	—	(10)	—	(2)	15
Speculative	44	29	15	—	27	—	(10)	—	(2)	15
Power purchase agreement (PPA)	(33)	—	(33)	(35)	1	—	—	1	—	(33)
Cash flow hedges	(33)	—	(33)	(35)	1	—	—	1	—	(33)
Equity Options	—	—	—	—	—	—	—	—	—	—
Speculative	—	—	—	—	—	—	—	—	—	—
TOTAL	232	109	123	(130)	28	(29)	(46)	297	3	123
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
•The “Cash” column (IV) refers to net settlements of receipts and payments during the year. Receipts are in negative, and payments in positives.
•The effect of foreign exchange fluctuations on currency translation differences from December 31, 2024 to December 31, 2025 is also presented separately (column V).
•The “Other effects on balance sheet or income” column shows the effects on operating profit/(loss), net financial income/(expense) (exchange rate) and other effects not previously mentioned (column VI).

c) Derivative measurement methods

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES
All the Group’s financial derivatives and other financial instruments carried at fair value are included in Level 2 of the fair value hierarchy since, though they are not quoted on regulated markets, they are based on directly or indirectly observable inputs, except the energy power purchase agreements, which qualify as financial derivatives and are on Level 3.
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
•Foreign exchange derivatives (Cross-currency swaps: CCS): future flows tied to floating reference rates are estimated using market projections on the measurement date for each currency and settlement frequency. Each flow is discounted using the market zero-coupon rate corresponding to the settlement period and currency at the measurement date, taking account of cross-currency basis spreads. The present value of the flows in a currency other than the measurement currency is translated at the spot exchange rate prevailing at the measurement date.
•Foreign exchange derivatives (forwards and options): as a general rule, future flows are estimated using the exchange rates and market curves associated with each currency pair (forward points curve), and each flow is discounted using the market discount rate corresponding to the settlement period and currency at the measurement date. For other more complex instruments (options, etc.), appropriate measurement methods are used for each instrument, taking into consideration the necessary market data.
~~•~~Power purchase agreements (PPA): The future flows tied to floating energy prices are estimated taking into consideration the expected hourly energy production of the solar photovoltaic facility and the prices quoted by different future market electricity price providers for the relevant underlying. Each flow is discounted using the discount factors on the date of each settlement period and currency at the measurement date.

Lastly, credit risk included when measuring derivatives under IFRS 9 is estimated as follows:
•To calculate the adjustments associated with own and counterparty credit risk (CVA/DVA), Ferrovial applies a method based on calculating the future exposure of the various financial products using best market practices. A probability of default and a loss given default is applied to this potential exposure based on the parties’ business and credit quality, as well as a discount factor based on the currency and term at the measurement date.
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

CONSOLIDATED FINANCIAL STATEMENTS
FERROVIAL SE AND SUBSIDIARIES

SECTION 6: OTHER DISCLOSURES
This section includes other notes required by applicable legislation, not included in the previous sections, highlighting the note on litigations (6.5.1), guarantees (6.5.2), remuneration of the Board of Directors (6.7), and related-party transactions (6.8).
6.1 DEFERRED INCOME
Deferred income breaks down as follows at December 31, 2025 and 2024:

(Million euro)	2025	2024	Var. 25/24
Capital grants	1,186	1,372	(186)
Other deferred income	1	3	(2)
TOTAL DEFERRED INCOME	1,187	1,375	(188)
Capital grants awarded by government bodies relate entirely to infrastructure projects in the Highways business at December 31, 2025 and 2024.
These grants are primarily related to the following Highways projects: EUR 373 million and EUR 429 million for LBJ Infrastructure Group in 2025 and 2024, respectively. EUR 441 million and EUR 510 million for NTE Mobility Partners, in 2025 and 2024, respectively. EUR 177 million and EUR 205 million for NTE Mobility Partners Segments 3 LLC, in 2025 and 2024, respectively and, lastly, EUR 188 million and EUR 216 million for I-77 Mobility Partners LLC, in 2025 and 2024, respectively.
Amounts received by the US companies decreased by EUR 161 million in 2025, due to the US dollar's depreciation against the euro.
These capital grants are released to the income statement for each year at the same rate as the depreciation charged on the assets. As the charge estimated for the following 12 months is not significant, the balance as at December 31, 2025 is presented as non-current in the balance sheet. The impact of the grants on cash flows are presented as a decrease in investments for 2025, 2024 and 2023.
6.2 EMPLOYEE BENEFIT PLANS
This heading reflects the deficit in defined contribution pension plans and other employee retirement benefit plans. At December 31, 2025, the provision recognized in the balance sheet amounted to EUR 4 million and solely relates to Budimex (EUR 4 million at December 31, 2024).
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
Movements in long- and short-term provisions presented separately on the liabilities side of the balance sheet are set out below at December 31, 2025:

(Million euro)	LITIGATION AND TAXES	REPLACEMENTS AND UPGRADES, IFRIC 12	OTHER LONG- TERM RISKS	TOTAL NON-CURRENT PROVISIONS	SHORT-TERM PROVISIONS	TOTAL
Balance at December 31,2024	182	145	26	353	958	1,311
Scope change and transfers	15	(2)	(4)	9	1	10
CHARGES:	18	71	1	90	117	207
Operating profit (loss)	15	—	1	15	116	131
Net financial income(expense)	3	6	—	9	1	11
Impairment and disposals	—	—	—	—	—	—
Corporate income tax	—	—	—	—	—	—
Fixed asset depreciation	—	65	—	65	—	65
REVERSAL:	(20)	—	(1)	(21)	(64)	(85)
Operating profit (loss)	(9)	—	(1)	(10)	(64)	(74)
Net financial income(expense)	—	—	—	—	—	—
Impairment and disposals	—	—	—	—	—	—
Corporate income tax	(11)	—	—	(11)	—	(11)
Fixed asset depreciation	—	—	—	—	—	—
APPLICATIONS	(4)	(12)	—	(16)	(82)	(98)
Foreign exchange differences	(3)	(18)	—	(21)	—	(21)
Balance at December 31, 2025	188	184	22	395	929	1,324

SECTION 6: OTHER DISCLOSURES
Litigation and tax provisions
This includes the following provisions:
•Provisions to cover possible risks resulting from lawsuits and litigation in progress, amounting to EUR 102 million and EUR 97 million in 2025 and 2024, respectively, and largely relating to the Construction business (EUR 96 million in 2025 and EUR 90 million in 2024). This provision is recognized and reversed against changes to provisions in operating profit/(loss) (Note 6.5.1).
•Provisions for tax claims, amounting to EUR 87 million for 2025 and 85 for 2024, arising in relation to local or central government duties, taxes or other levies as a result of the different possible interpretations of tax legislation in the various countries in which the Group operates (Note 6.5.1).
Provision for replacements under IFRIC 12
This heading includes provisions for replacement investments under IFRIC 12 (Note 1.3.3.2), totaling EUR 184 million and EUR 145 million in 2025 and 2024, respectively.
Provisions for other long-term risks
This heading includes provisions recognized to cover certain long-term risks other than those attributable to litigation or tax claims, such as third-party liability resulting from the performance of contracts, guarantees given and exposed to enforcement risk, and other similar items, which amounted to EUR 22 million at December 31, 2025 (EUR 26 million at December 31, 2024).
At December 31, 2025, it also contains the estimated cost of landfill closure and post-closure activities mainly related to Budimex. The provision is calculated based on a technical estimate of total landfill capacity consumed to date. It is recognized and reversed against changes to provisions in operating profit/loss, as and when the landfill closure costs are incurred. The balance recognized for this item at December 31, 2025 amounted to EUR 12 million. (EUR 16 million at December 31, 2024)
Short-term provisions
This heading relates essentially to provisions for contracts with customers, such as provisions for deferred expenses (relating to construction project close-out costs under the contract), amounting to EUR 328 million and EUR 325 million in 2025 and 2024 respectively), and provisions for budgeted losses totaling EUR 501 million and EUR 531 million in 2025 and 2024 respectively, related primarily to the Construction business line.
The main movement during 2025 is explained by the charges in provisions recognized amounting to EUR 116 million, partially offset by the reversals (EUR -64 million), and the application of provisions in the amount of EUR -82 million, highlighting the Construction business. Additionally, the reduction in the UK waste treatment business (Thalia) of EUR -22 million (EUR 4 million and EUR 26 million at December 31, 2025 and 2024, respectively), mainly explained by the agreement reached on December 2025 with the Isle of Wight Council for the early termination of that contract by the end of March 2026. Under this settlement, there has been a full release of all guarantees issued linked to this project. The termination payment has not had relevant impact in the P&L of the group as it was covered by the Future Losses Provision recognized for the Thalia Group.
For the accounting treatment of each provision, see Notes 1.3.3.3.and 1.3.3.4.v.
6.4. OTHER LONG-TERM PAYABLES
This heading mainly includes:
•Participating loans accruing interest granted by Spain’s Central Government to Autovía de Aragón concession in the Highways business line, of which EUR 57 million at December 31, 2024 has been reclassified as short-term debt in 2025.
•Debt owed by Dalaman International Airport to the administration for the concession fee, which amounted to EUR 231 million in the long term at the year-end (EUR 247 million at December 31, 2024).
•Contractual payments to the Department of Transportation in Virginia under the concession agreement on the I-66 project related to the transit funding payment and the support for corridor improvement, which amounted to EUR 841 million (EUR 915 million at December 31, 2024).
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
There follows a description of the most significant litigation, in the Group's various business lines, including proceedings that may generate both liabilities or assets.

SECTION 6: OTHER DISCLOSURES
a) Litigation and other contingent liabilities relating to the Highways business.
Ongoing litigation as of December 2025
US Highways: NTE 35W
On February 11, 2021, there was a multiple vehicle accident on the 35W highway in Fort Worth, Texas involving 133 vehicles and resulting in six deaths and numerous injuries.
As a result of this incident, the concession company NTE Mobility Partners Segment 3 LLC, which is 53.66% owned by Ferrovial, together with other Group Co-Defendant entities and several non-Group US companies, was a party in 29 claims that were filed. Of these, as of today, the six fatality cases have been fully resolved by the parties. As to the other 23 claims related to injury cases, 2 have been fully resolved and 1 is partially resolved. Discovery is still ongoing in the remaining cases.
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
The claimant, J. Gomes Parent, requested, among other things, that CISE return the AENL Shares to the claimant plus an amount corresponding to the total dividends received in connection with those shares since the date on which the sale took place.
The Parties decided to settle the lawsuit and negotiated a settlement agreement according to which they withdraw all claims against the other party and mutually waive (i) the right to claim legal costs, and (ii) the right to appeal or claim nullity of the judgment. The Parties also acknowledged that there are no outstanding claims, demands or rights between them.
The settlement agreement was approved by the Claimant’s Creditors Committee, then executed on December 9, 2025, and approved by the Court on December 18, 2025.
The settlement agreement is final as from January 6, 2026. Certification of “res judicata” was issued on January 16, 2026, thus ending the process.
b) Litigation relating to the Construction business
The Construction business line is involved in several ongoing legal proceedings, relating principally to potential construction defects in the building work it has completed and claims for civil liability. As indicated in Note 6.3, as of December 31, 2025, provisions amounting to EUR 96 million had been recorded in relation to these proceedings. The provision for each of the lawsuits corresponds to the best estimate made by Ferrovial on the possible impact.
Below is a description of the most relevant lawsuits.
Ongoing litigation as of December 2025
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
D4R7 project (Slovakia)
There are four environmental matters involving D4R7 Construction s.r.o. (Ferrovial Construction 65% and Porr 35%) relating to technical violations allegedly committed during execution of the D4R7 highway project in Bratislava, Slovakia. The investigations, though criminal in nature, seek monetary damages and allege (i) failure to obtain permits for soil excavation in Jánošíková (EUR 8.7 million), (ii) extraction of protected land in Blatná na Ostrove without permits (EUR 6.6 million), (iii) unauthorized handling of recycled material for an embankment in Jarovce (potential low six-figure fine), and (iv) improper use of recycled material at Eurovea 2 (EUR 15.2 million). These matters are at different procedural stages, and the Group considers it improbable that they will result in financial risk; therefore, no provisions have been set aside.
Bucaramanga Project (Colombia)
In December 2023, the National Infrastructure Authority (NIA) of Colombia imposed a fine for project delays on the concessionaire for the Ruta del Cacao project, Concesionaria Ruta del Cacao, S.A.S. The fine flows on a “back-to-back” basis to Consorcio Ferrocol Santander (CJV), the entity responsible for the construction of the project in which Ferrovial Construcción has a 70% stake. On January 13, 2025, the NIA ratified the amount

SECTION 6: OTHER DISCLOSURES
of the fine, making it due and payable in February 2025. The concessionaire and CJV then initiated a proceeding seeking a declaration of force majeure. If the proceeding is successful, the NIA will be compelled to reduce and potentially nullify the fine amount. A decision confirming force majeure was issued on September 15, 2025. Since then, two arbitration proceedings have been initiated against ANI, one being a domestic proceeding requesting the annulment and, alternatively, the reduction of the fine, and a second international proceeding regarding whether the works necessary for the completion of the Project fall within scope. The Group has fully considered the foregoing in its financial statements.
I-66 project (USA)
In 2016, FAM Construction, LLC (in which Ferrovial Construction US Corp. holds a 70% interest and Allan Myers VA holds a 30% interest) was awarded the design and construction of the Interstate 66 Outside the Beltway project.
In June 2024, project completion was agreed with the Virginia Department of Transportation. FAM Construction, LLC filed a lawsuit in January 2024 for costs incurred due to the COVID-19 pandemic and associated matters, which remains open.
These claims have been considered in the calculation of the Group’s future loss provisions in accordance with IFRS 15.
Power unit in Turów (Poland)
On January 17, 2025, Budimex S.A. received a lawsuit claiming EUR 248.2 million in liquidated damages and other damages for, among other things, the reduced availability of the power unit and alleged delays in the remediation of disputed defects. The action was brought by the state-owned energy producer, PGE Górnictwo i Energetyka Konwencjonalna S.A. against the consortium responsible for the construction of a new power unit at the Turów Power Plant. The consortium comprises Mitsubishi Power Europe GmbH (52.84%), Técnicas Reunidas, S.A. (23.58%) and Budimex, S.A. (23.58%).
Taking into account the amount claimed and the associated costs involved with defending this lawsuit, the potential risk has been duly provisioned in accordance with Budimex's share in the consortium.
Currently the parties are in the process of mediation.
c) Litigation and other contingent liabilities relating to the Energy business
Ongoing contingent liabilities as of December 2025
Centella Project (Chile)
In 2018, the Republic of Chile awarded the design, construction and operation of a new 252 km, 220 KV- 580 MVA-double circuit transmission line ("Centella Project") to Centella Transmisión S.A. (an indirect wholly owned subsidiary of Ferrovial SE).
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
Although force majeure must be evaluated on a case-by-case basis, in the past the Ministry of Energy has granted different extensions of milestones due to force majeure events in the Centella Project and in other transmission projects in Chile.
The Group has a provision to cover the estimated risk.
d) Tax-related litigation
Ongoing litigation as of December 2025
As indicated in Note 6.3, Ferrovial has recorded provisions for taxes in its balance sheet for a total amount of EUR 84 million at December 31, 2025 (EUR 84 million at December 31, 2024).
These provisions essentially relate to ongoing litigation arising from tax assessments raised following tax audits in Spain for a disputed sum of EUR 198 million at December 31,2025 (EUR 200 million at December 31, 2024), the most significant amounts relating to corporate income tax (CIT) and VAT for the periods 2002 to 2019.
Tax proceedings related to the tax amortization of financial goodwill on the acquisitions of Amey and Swissport
Ferrovial, the Kingdom of Spain and other Spanish companies concerned successfully applied to the General Court of the European Union for annulment of the Third Commission’s decision of October 15, 2014.
The Commission challenged before the Court of Justice the judgments whereby the General Court annulled its decision (Judgments of September 27, 2023). The Court of Justice dismissed the Commission’s appeals (Judgments of Jun 26, 2025).
The Court notes that it is expressly stated in the initial decisions that the exceptions to the cessation and recovery obligations relate to both direct and indirect acquisitions of shareholdings. Since it had been finally established that those initial decisions were lawful, the General Court was required to infer from them, as it did, that those exceptions related to both types of shareholding acquisition. Both those types of shareholdings are therefore protected by the legitimate expectations recognized by the Commission in the initial decisions. In addition, the principle of legal certainty precludes the Commission from classifying the tax deduction of the financial goodwill resulting from indirect acquisitions of shareholdings as a new State aid scheme which has been implemented unlawfully.

SECTION 6: OTHER DISCLOSURES
As a consequence of this Judgment, a favorable decision is expected in the appeal pending before the Spanish Supreme Court regarding this same tax concept for the audited years 2002–2005 (disputed amount of EUR 44 million). As the Group considers there are sound grounds supporting its procedural stance in this proceeding, no provision has been recorded as of December 31, 2025. Additionally, the Company expects the Group to recover from the Spanish Tax Agency the initially claimed and paid amount of EUR 45 million, plus delay interest, in relation to the years 2006 to 2021.
Matters previously reported
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
The Spanish Constitutional Court ruling resolves that the use of the Royal Decree-Law is not suitable for amending the essential elements of Corporate Income Tax (CIT), and that this practice infringes constitutional requirements. Based on the above-mentioned grounds, the Spanish Constitutional Court overturned RDL 3/2016, which is considered null and void. The Company filed several lawsuits with respect to its CIT assessment for tax years 2016 through 2023 based on the same argument.
As a result of the Constitutional Court’s ruling, the Company has obtained favorable decisions in the litigation aimed at challenging Royal Decree-Law 3/2016. The Spanish Tax Authority is currently in the process of enforcing the decisions favorable to Ferrovial. The Group recognized in December 2024 a positive impact of EUR 30.6 million, out of which EUR 15 million have already been recovered in 2025 in procedures that have been executed, and approximately EUR 15 million will also be recovered.
6.5.2 Guarantees
a) Bank guarantees and other guarantees issued by insurance companies
In the course of business, the Group is exposed to possible risks the materialization of which is uncertain, relating to liability under the various contracts entered into in its business lines.
The Group obtains bank guarantees and other guarantees issued by insurance companies to cover potential liabilities arising in the course of business. At December 31, 2025, the balance amounted to EUR 7,939 million (EUR 8,260 in 2024).
The following table contains a breakdown of the risk covered in each business area:

(Million euro)	Dec. 2025	Dec. 2024
Construction	6,838	7,074
Highways	554	476
Airports	88	355
Energy	319	199
Other	140	157
TOTAL	7,939	8,260
The EUR 7,939 million, by type of instrument, relates to: i) EUR 2,590 million in bank guarantees; ii) EUR 4,531 million in guarantees provided by bonding agencies and iii) EUR 818 million in bank guarantees provided by insurance companies.
These guarantees cover the liability to customers for the proper performance of construction or services contracts involving Group companies; the guarantee would be enforced by the customer where a project is not carried out.
Despite the significant amount of these guarantees, the impact that might arise is very low, since the Group companies perform contracts in accordance with the terms and conditions agreed upon with the customers and recognize provisions within the results of each contract for potential risks that might arise from such performance (Note 6.3).
During the 2025 financial year EUR 125 million was issued for photovoltaic plants in the United States, EUR 93 million for the Misae Solar IV project, and EUR 32 million for the Milano Solar project.
Lastly, of the total amount of the Group's bank guarantees for continuing operations listed in the above table, EUR 105 million secures commitments to invest in the capital of infrastructure project companies, mainly JFK-NTO (Note 6.5.3) and a photovoltaic plant in the United States.
b) Guarantees given by Group companies for other Group companies
As indicated previously, in general guarantees are provided among the Group companies to cover third-party liability arising from contractual, commercial or financial relationships.
Although these guarantees do not have any effect at the Group’s consolidated level, there are certain guarantees provided by ex-infrastructure project companies to infrastructure project companies (Note 1.1.2) which should be noted due to the classification of project borrowings as non-recourse debt (see Note b.1). Contingent capital guarantees).
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

SECTION 6: OTHER DISCLOSURES
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
The following table details, by beneficiary company, purpose and maximum amount, of outstanding guarantees of this nature at December 31, 2025 relating to fully consolidated infrastructure project companies. It should be noted that these amounts relate to Ferrovial’s share:

BENEFICIARY COMPANY (PROJECT)	GUARANTEE PURPOSE	Dec. 2025
Conc. Prisiones Lledoners	Technical guarantee to repay amounts to the bank in the event of termination of the contract. Does not cover insolvency (default) or breach by the awarding entity.	59
Centella	Guarantee to cover potential contribution of own resources, in the event that fines are imposed for construction delays.	10
I-66	Several bank guarantees due to disputed amounts owed to Virginia Department of Transport and to replace reserve accounts.	60
Misae Solar IV	Several parent company guarantees covering the Storm Insurance, the Contingent Equity, the Tax Equity Bridge Loan and the Cash Diversion	115
TOTAL GUARANTEES FOR FULLY-CONSOLIDATED INFRASTRUCTURE PROJECTS		244
b.2) Other guarantees given to waste treatment plant companies (Note 3.2.)
During 2025, the Thalia Group has operated waste treatment facilities in Allerton, Northampton, Cambridge, Milton Keynes and the Isle of Wight in the UK, with the majority of the facilities operated under concession contracts.
In December, Thalia Group reached an agreement with the Isle of Wight Council for the early termination of that contract by the end of March 2026. Under this settlement, there has been a full release of all guarantees issued in relation to this project. The termination payment has not had a relevant impact on the Group’s P&L, as it was covered by the Future Loss Provision recognized for the Thalia Group.
As indicated in Note 6.3., at year-end 2025, the Group has a provision for future losses relating to these plants in the amount of GBP 3 million (GBP 22 million as of December 31, 2024). The provision does not include business overheads estimated at GBP 9 million per annum.
For the Milton Keynes and Allerton projects, the current status is: the Milton Keynes’ contract is expected to expire in 2026 and no material issues are open; and the Allerton plant had performance issues during 2025, and the superheater has been replaced.
After the settlement with the Isle of Wight Council, the exposure to outstanding guarantees issued by the Thalia Group is estimated at GBP 97 million (GBP 295 million as of December 31, 2024). Ferrovial’s exposure is limited to the guaranteed amount, but this limitation may be disapplied under certain scenarios, e.g. death or personal injury, fraud, willful misconduct and /or criminal conduct or abandonment.
c) Guarantees given in divestment processes
The sale agreements entered into during the divestment of the former Services business include various guarantees given to the buyers in connection with a number of potential lawsuits or litigation in progress on the transaction dates.
Guarantees that met the relevant requirements of accounting legislation (IAS 37) were provisioned at the year-end. These provisions amount to EUR 19 million.
The main guarantees are as follows:
Litigation relating to the penalty proceedings opened by the Spanish National Markets and Competition Commission (CNMC) in relation to the road maintenance sector:
In July 2019, the CNMC initiated penalty proceedings against Ferroser Infraestructuras, S.A. (currently Serveo Infraestructuras S.A.), as well as against other companies in the sector, due to alleged anti-trust practices during tendering for maintenance and operation services for the State Road Network, arranged by the Ministry of Public Works.
In August 2021, notice was received of a Resolution by the CNMC’s Board declaring a very serious infringement of Article 1 of the Spanish Competition Law (LDC) and Article 101 of the Treaty on the Functioning of the European Union (TFUE). The Board imposed a fine of EUR 5.7 million.
A contentious-administrative appeal was filed against the resolution at the National High Court. In December 2021, notification was received of the admission of the appeal. On February 22, 2022, notification was received of the decision to suspend the penalty resolution in relation to both the fine and the prohibition on contracting. The appeal was suspended on May 10, 2022.
Ferroser Infraestructuras, S.A. (now Serveo Infraestructuras, S.A.) is one of the companies sold as a result of the divestment of the infrastructure maintenance business in Spain completed on January 31, 2022 and is therefore no longer controlled by Ferrovial SE.
Ferrovial gave a guarantee of EUR 6 million to the buyer in relation to this lawsuit. This guarantee will remain valid until the Court authorizes its cancellation, either following the settlement of the sanction amount by Serveo Infraestructuras, S.A. or as otherwise determined by the Court's ruling (e.g., in the event of the sanction is reduced and the amount is paid or the sanction is declared null and void). This amount has been provisioned.

SECTION 6: OTHER DISCLOSURES
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
e) Guarantees received from third parties
At December 31, 2025, Ferrovial had received guarantees from third parties totaling EUR 1,756 million (EUR 1,575 million at December 31 2024), mainly in the Ferrovial Construction companies in the United States (EUR 1,360 million), the Budimex Group (EUR 180 million) and other construction companies (EUR 216 million), highlighting UK (EUR 116 million) and Spain (EUR 36 million).
These third party guarantees are technical guarantees that are offered by certain subcontractors or suppliers mainly in the construction business in order to guarantee full compliance with their contractual obligations with regard to the work they are engaged to complete, and may not be sold or pledged.
6.5.3. Commitments
As described in Note 1.1, infrastructure contracts have a long-term nature where the concession operator is a company in which the Group has interests, either alone or together with other partners, and the borrowings necessary for financing the project are allocated to the project itself, without recourse to the shareholders or with recourse limited to the guarantees provided, under the terms set forth in Note 5.2. From a management viewpoint, Ferrovial takes into account only the investment commitments related to project capital, since the investment in the assets is financed by the project company’s borrowings.
a) Investment commitments
The investment commitments undertaken by the Group in relation to capital contributions to infrastructure projects amount to EUR 149 million (EUR 427 million in 2024). The decrease during the year 2025 is mainly explained by the capital contributions made by Ferrovial to the New Terminal One at New York’s JFK Airport. The investment commitments to the New Terminal One at New York's JFK Airport at 31 December 2025 amount to EUR 63 million (EUR 329 million in December 2024).
A breakdown of the Group’s commitments to invest capital in infrastructure project companies is as follows:

(Million euro)	2026	2027	2028	2029	2030	2030 AND BEYOND	TOTAL
Energy	61	—	5	5	—	—	71
INVESTMENTS IN FULLY- CONSOLIDATED INFRASTRUCTURE PROJECT COMPANIES	61	—	5	5	—	—	71
Highways	—	15	—	—	—	—	15
Airports	63	—	—	—	—	—	63
Construction	1	—	—	—	—	—	1
INVESTMENTS IN EQUITY- ACCOUNTED INFRASTRUCTURE PROJECT COMPANIES	63	15	—	—	—	—	78
TOTAL INVESTMENTS IN INFRASTRUCTURE PROJECT COMPANIES	124	15	5	5	—	—	149
On top of the committed investments shown above, commitments were made to invest up to EUR 30 million in investment funds in which Ferrovial holds non-controlling interests that invest in innovation projects.
In addition, commitments were made to invest up to EUR 199 million in projects primarily engaged in highways and renewable energy assets pending financial close.
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
6.6 SHARE-BASED REMUNERATION SCHEMES
Performance-based share plan.
Executive Directors participate in a long-term variable remuneration scheme based on performance share plans, in which other executives and key professionals of the Group also participate (the “LTVR”). These plans are usually structured in overlapping multiyear cycles (currently three years),

SECTION 6: OTHER DISCLOSURES
with “units” being granted annually. These “units may be converted into shares at the end of the vesting period (currently three years) if the performance metrics to which the LTVR is subject are met). The LTVR can be summarized as follows:
The 2023-2025 plan
▪The 2023-2025 Long Term Remuneration Plan (the “LTRP”) was approved for the Executive Directors and certain other managers of the Group by the Ferrovial Board on December 15, 2022. The 2023-2025 LTRP was also consequently approved for the Executive Directors at the General Meeting of Ferrovial, S.A. on April 13, 2023.
▪The 2023-2025 LTRP provides for the annual grant of “units”, potentially convertible into shares, in 2023, 2024 and 2025. These shares, as the case may be, will be delivered in the year in which the third anniversary of the grant of the corresponding units is reached (i.e., 2026 for the 2023 grant, 2027 for the 2024 grant and 2028 for the 2025 grant).
▪The “units” granted under the 2023-2025 LTRP may be converted into shares if (i) the beneficiaries remain in the Company for a period of three years from the date of grant of the units, except in circumstances such as retirement, disability or death, and (ii) certain objectives linked to internal or external metrics reflecting economic-financial aspects, value creation for the company and ESG targets are met, as approved by the Board of Directors and General Meeting of Ferrovial, S.E.
The 2023-2025 plan for the Executive Directors, was submitted for approval at the general shareholders’ meeting of Ferrovial International SE as it pertains to the plan post-Merger implementation on June 13, 2023, and was approved during this meeting (with effect from the date on which the Merger became effective).
There were 1,549,287 shares outstanding on December 31, 2025 relating to these plans, as commented in Note 5.1.1.
Changes to the share-based remuneration schemes in 2025, 2024, and 2023 are summarized below:

	2025	2024	2023
Number of shares at beginning of year	1,729,752	1,953,016	1,782,127
Plans granted	463,127	543,320	653,611
Plans settled	(518,434)	(538,868)	(277,493)
Shares surrendered and other	(106,383)	(200,618)	(192,425)
Shares exercised	(18,775)	(27,098)	(12,804)
Number of shares at year-end	1,549,287	1,729,752	1,953,016
These share award plans are addressed in Note 6.7 on remuneration of executive directors and senior managers.
The impact of these remuneration schemes on the Group’s income statement in 2025 was an expense of EUR 15 million (expense of EUR 13 million in 2024 and income of EUR 11 million in 2023) with a balancing entry in equity.
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
The new Directors’ Remuneration Policy adopted by the General Meeting of Ferrovial SE on April 24, 2025, and applicable retroactively from January 1, 2025, introduced the following amendments to the Directors’ remuneration in their capacity as such:
•The maximum amount of the annual remuneration for all Directors is set at EUR 2,280,000 for the duration of the Policy (vs EUR 1,900,000 in the former Directors’ Remuneration Policy).
•The Directors’ remuneration comprises the following elements: (i) a fixed allocation, paid on a quarterly basis; (ii) attendance fees for effective attendance to the Board and Committee meetings; and (iii) payment in shares: Directors may receive up to a maximum of 20% of their total annual gross remuneration in shares instead of cash. The award of these shares is not linked to any performance metrics and are awarded for long-term investment purposes, subject to a holding period of the earlier of 3 years or the end of their term as Directors
The remuneration of Directors shall be reasonable in proportion to the importance of the Company, the financial situation in which it finds itself at each moment and the market standards at comparable companies. It should be sufficient to attract and retain Directors with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgment of the Non-Executive Directors. On the same date, these financial statements are approved, the Board of Directors approves a Remuneration Report which is published on the Company’s website as part of the Management Report. The report describes in greater detail aspects of the Company's remuneration policy applicable in the current year, providing an overview of how it has been applied in 2025. The table below shows the itemized remuneration of the members of the Board of Directors in their capacity as such accrued during 2025 and 2024.
Should more meetings be held than initially envisaged or, for any other reason, the total maximum annual amount for all Directors be exceeded, the difference will be deducted first from the fixed allocation, proportionally for each Director according to his or her status. If the sum of the attendance fees and the fixed allocation does not reach the said maximum annual amount, the difference (the “remainder”) may be distributed among the Directors on a pro rata basis according to their term of office during the year, if so decided by the Board.

SECTION 6: OTHER DISCLOSURES
The difference between the amounts of attendance fees and fixed allocation in 2025 and 2024 is due to: (i) the increase in the amount of these elements in 2025 as per the new Director’s Remuneration Policy; and (ii) there were more meetings in 2024 than in 2025.
This table does not include remuneration received by the Executive Directors for discharging executive duties at the Company, as described in Note 6.7.2.

2025
DIRECTOR (Thousand euro) (a)	FIXED ALLOCATION (b)	ATTENDANCE FEES	TOTAL (c)	NET NUMBER OF SHARES RECEIVED (d)
Rafael del Pino	174	113	287	428
Oscar Fanjul	160	83	243	469
Ignacio Madridejos	119	56	175	261
María del Pino	119	56	175	338
José Fernando Sánchez-Junco	119	66	185	357
Philip Bowman	119	56	175	338
Hanne Sorensen	119	44	163	242
Bruno Di Leo	119	55	174	335
Juan Hoyos	119	56	175	338
Gonzalo Urquijo	119	64	183	353
Hildegard Wortmann	119	49	168	324
Alicia Reyes	119	56	175	338
TOTAL	1,524	756	2,280	4,121
(a) The amounts in the table are rounded up.
(b) The fixed allocation includes the pro rata distribution of the remainder.
(c) The Directors’ remuneration for 2025 (EUR 2,280 thousands gross) also comprises the value of the shares delivered. The net number of shares delivered to Directors amounts to 4,121 shares.
(d) As adopted by the Board, the gross value of the shares each Director is entitled to receive represents 16.7% of the Directors’ total annual gross remuneration.

2024
DIRECTOR (Thousand euro) (a)	FIXED ALLOCATION	PER DIEMS	SUPLEMENTARIY FIXED ALLOCATION (b)	TOTAL
Rafael del Pino	35	103	107	245
Oscar Fanjul	35	76	96	206
Ignacio Madridejos	35	51	61	148
María del Pino	35	51	61	148
José Fernando Sánchez-Junco	35	58	61	154
Philip Bowman	35	49	61	145
Hanne Sorensen	35	35	61	131
Bruno Di Leo	35	49	61	145
Juan Hoyos	35	51	61	148
Gonzalo Urquijo	35	56	61	152
Hildegard Wortmann	35	36	61	132
Alicia Reyes	35	49	61	145
TOTAL	420	665	815	1,900
(a)The amounts in the table are rounded up
(b)The supplementary fixed allocation includes the pro rata distribution of the remainder.
6.7.2. Individual executive directors' remuneration
a) Remuneration accrued in 2025, 2024 and 2023
In 2025, the following remuneration accrued to the executive directors for the performance of their functions, irrespective of the remuneration referred to in the preceding section.
The 2025 information is shown in the following table:

2025
EXECUTIVE DIRECTORS’ REMUNERATION * (Thousand euro)	RAFAEL DEL PINO (2)	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,650	1,600	3,250
Variable remuneration	3,053	2,298	5,351
Life insurance premiums	12	7	19
Other remuneration in kind	3	31	34
Plans linked to shares (1)	2,049	2,049	4,098
Total 2025	6,767	5,985	12,752
*Remuneration as executive directors
(1) In March 2025, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2022 , after deducting the applicable withholding taxes. The shares received by Rafael del Pino and Ignacio Madridejos were reported to the Dutch Authority for the Financial Markets -AFM- (De Autoriteit Financiële Markten) on 19 March 2025.

SECTION 6: OTHER DISCLOSURES
With respect the remuneration as recorded as expense by the Company in financial year 2025, the Company recorded an expense for the share-based compensation plans under IFRS 2 in fiscal year 2025 relating to the 2022, 2023, 2024, and 2025 Performance Share Plans, amounting to EUR 1,235 thousand for the Chairman and EUR 1,827 thousand for the Chief Executive Officer.
The 2024 information is shown in the following table:

2024
EXECUTIVE DIRECTORS’ REMUNERATION * (Thousand euro)	RAFAEL DEL PINO (2)	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,450	2,950
Variable remuneration	2,786	2,097	4,883
Life insurance premiums	11	7	18
Other remuneration in kind	3	36	39
Plans linked to shares (1)	1,946	1,946	3,892
Total 2024	6,246	5,536	11,782
*Remuneration as executive directors
(1) In March 2024, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2021, after deducting the applicable withholding taxes. The shares received by Rafael del Pino and Ignacio Madridejos were reported to the Dutch regulator, the AFM (Autoriteit Financiële Markten), both on 14 March 2024.
The 2023 information is shown in the following table:

2023
EXECUTIVE DIRECTORS’ REMUNERATION * (Thousand euro)	RAFAEL DEL PINO	IGNACIO MADRIDEJOS (2)	TOTAL
Fixed remuneration	1,500	1,313	2,813
Variable remuneration	2,809	1,926	4,735
Life insurance premiums	10	5	15
Other remuneration in kind	3	13	16
Plans linked to shares (1)	795	795	1,590
Total 2023	5,117	4,052	9,169
*Remuneration as executive directors
(1) In March 2023, a number of shares were delivered based on the level of attainment of the metrics corresponding to the units granted in 2020, after deducting the applicable withholding taxes. The Spanish Regulator, the CNMV, was notified of the shares received by Rafael del Pino and by Ignacio Madridejos on 13/3/2023 and 9/3/2023, respectively (at that time, Ferrovial shares were only traded on the Spanish Stock Exchanges).
(2) EUR 1,150 thousand until June 15, 2023 and EUR 1,450 thousand from June 16, 2023 onwards.
b) Share-based remuneration schemes
There follows a breakdown of the share-based remuneration schemes linked to objectives, entitlement to which has not yet vested:

EXECUTIVE DIRECTORS’ PLAN AT 31.12.2025		UNITS	NO. OF VOTING RIGHTS	% NO. OF VOTING RIGHTS
Rafael del Pino y Calvo-Sotelo	2023 allocation	50,680	50,680	0.007%
	2024 allocation	39,241	39,241	0.005%
	2025 allocation	32,458	32,458	0.004%
Ignacio Madridejos Fernández	2023 allocation	69,925	69,925	0.009%
	2024 allocation	61,441	61,441	0.008%
	2025 allocation	50,820	50,820	0.006%

6.7.3. Pension funds and plans for life insurance premiums
In 2025, no amounts were set aside or accrued by us or our subsidiaries to provide for pensions retirement or similar benefits for former or current members of the Company’s Board of Directors or for directors of the Company who are members of other Boards of Directors and/or senior managers of Group companies and associates, except in limited cases in accordance with certain local legal requirements or common market practices and any related contributions were immaterial in amount, and a contribution to a group savings insurance policy under which the Company is both the policy holder and beneficiary in relation to an extraordinary remuneration scheme described in Note 6.7.6. on other disclosures on remuneration.
As regards life insurance premiums, the Company has insurance policies covering death (for which premiums totaling EUR 19 thousand were paid in 2025; EUR 18 thousand in 2024), under which the executive directors are beneficiaries. No life insurance premiums were paid for Company directors who are members of other Boards of Directors and/or senior managers of Group companies or associates.
Lastly, the Company has arranged a third-party liability insurance policy covering the directors and managers of the Group companies parented by the Company. The insured parties include the Company’s directors. The premium paid in 2025 under the aforementioned insurance policy amounted to EUR 1,594 thousand (EUR 1,757 thousand in 2024).
6.7.4. Advances and loans
At 31 December 2025, no advances or loans had been granted by the Company to the directors in their capacity as such or as members of other Boards of Directors or senior managers of Group companies or associates.

SECTION 6: OTHER DISCLOSURES
6.7.5. Senior management remuneration
The overall remuneration accrued to the Company’s senior managers in 2025 is analyzed below:

SENIOR MANAGEMENT REMUNERATION (Thousand euro)	2025	2024
Fixed remuneration	6,054	5,793
Variable remuneration	7,210	6,205
Performance-based share plan	6,776	5,638
Remuneration as members of administrative bodies of other Group companies, jointly-controlled entities or associates	43	39
Insurance premiums	18	20
Separation of members of the Senior Management (1)	5,099	226
Expatriates´ payments	2,614	1,433
Total	27,814	19,355
(1) amount subject to personal income tax.
The remuneration shown corresponds to the holders of the following positions in all or part of 2025: Chief Legal and Compliance Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Investment Officer, Chief Construction Officer, Chief Airports Officer, Chief Highways Officer, Chief Energy Officer, Chief Mobility & Services Officer, Chief Information and Innovation Systems Officer, Chief Audit and Risk Officer, Chief Communications and Corporate Responsibility Officer, Chief Sustainability Officer and Chief Digital Infrastructure Officer. The remuneration of the members of senior management who have been Executive Directors at the same time is not included, since it is indicated in the Note 6.7.2.
The Company has also implemented a “Flexible Remuneration Scheme”, which allows employees to voluntarily change their remuneration package based on personal needs, replacing a portion with certain benefits in kind. These products include a life and retirement savings group insurance scheme. Participants may request that a portion of their gross annual remuneration be paid by the Company in the form of a premium under a life and retirement savings group insurance policy. The senior managers requested contributions totaling EUR 35 thousand from the Company, replacing the remuneration shown in the table above (EUR 137 thousand in 2024).
6.7.6. Other disclosures on remuneration
The agreements between the Company and the senior managers specifically provide for the right to receive the indemnities in the event of unfair dismissal.
In order to encourage loyalty and continuity, a deferred remuneration scheme was granted to twelve senior managers, including one executive director. The scheme consists of extraordinary remuneration that will only be paid in one of the following circumstances:
•Exit of the senior manager by mutual agreement upon reaching a certain age.
•Unfair dismissal or exit at the Company’s discretion without cause for dismissal, before the senior manager reaches the age initially agreed, if the amount exceeds the figure stipulated in the Labour Statute.
•Death or disability of the senior manager.
To cover this incentive, each year the Company makes contributions to a group savings insurance policy under which the Company is both policyholder and beneficiary. The contributions are quantified on the basis of a certain percentage of each senior manager’s total monetary remuneration. Contributions made in 2025 amounted to EUR 2,432 thousand (EUR 2,391 thousand in 2024), of which EUR 642 thousand relates to the executive director (EUR 582 thousand in 2024).
6.8 RELATED-PARTY TRANSACTIONS
Related party transactions are reported in accordance with criteria set forth in the International Accounting Standard 24 (“IAS 24”)1. These transactions between the Company (or its Group companies) and related parties, carried out on an arm’s length basis and in the ordinary course of business in fiscal year 2025, and fiscal years 2024 and 20232, are disclosed below, in four separate categories.
If the related party has been a related party for a period shorter than the financial year, as applicable, the transactions during these periods are disclosed.
a) Transactions between Ferrovial SE and its key management personnel3
This section sets out reportable transactions between the Company and its key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence.
1 Sections a) and b) of this note 6.8 also includes transactions carried out with enterprises that have a member of the key management personnel in common with the Company.
2 The transactions shown in the tables for the year 2023 are presented in accordance with the current applicable regulatory and accounting frameworks, which frameworks differ from those applicable in 2023. Accordingly, differences may exist in the presentation of these figures compared to the information reported in the financial statements for that period.
3 In this note 6.8, the term “key management personnel” includes, in accordance with the applicable related party transactions regulations, the Company directors and senior managers who have the authority and responsibility for planning, directing and controlling the activities of Ferrovial.

SECTION 6: OTHER DISCLOSURES
At December 31, 2025:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Banco Sabadell, S.A.	Bank and other guarantees received	(20,273)	—	(20,273)
Banco Sabadell, S.A.	Financial expenses	(47)	(47)	(47)
At December 31, 2024:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(65)	(65)	(65)
Banco Sabadell, S.A.	Bank and other guarantees received	(20,126)	—	(20,126)
	Financial expenses	(158)	(158)	(158)
At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Bankinter, S.A.	Financial expenses	(1,268)	—	—
Banco Sabadell, S.A.	Bank and other guarantees received	(20,110)	—	(20,110)
Banco Sabadell, S.A.	Financial expenses	(1,270)	(1,270)	—
Bank of America	Financing agreements	(112,000)	—	(112,000)
Bank of America	Bank and other guarantees received	(8,127)	—	(8,127)
Bank of America	Financial expenses	(46)	—	—
Bank of America	Settlement of derivatives	1,415	1,415	—
KBC Bank	Financing agreements	(1,660)	—	(1,660)
KBC Bank	Bank and other guarantees received	(43,000)	—	(43,000)
b) Transactions between subsidiaries of the Company and the Company’s key management personnel3
This section sets out reportable transactions between Group companies and the Company’s key management personnel, their close family members, or companies in which one or the other holds control or joint control, or over which they could exercise significant influence.
At December 31, 2025:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Juan del Pino Fdez-Fontecha	Services rendered	111	6	47
Ignacio del Pino Fdez-Fontecha	Services rendered	111	6	48
Rafael del Pino Fdez-Fontecha	Services rendered	112	6	35
EDP	Services received	(1,444)	—	35
EDP	Services rendered	11,305	536	1,431
Marsh McLennan group	Services received	(3,878)	—	12
Holcim group	Services received	(4,144)	—	—
Banco Sabadell, S.A.	Financing agreements	(116,296)	—	(116,296)
Banco Sabadell, S.A.	Bank and other guarantees	(50,251)	—	(50,251)
Banco Sabadell, S.A.	Financial income	592	592	—
Banco Sabadell, S.A.	Financial expenses	(65)	(65)	(65)
Banco Sabadell, S.A.	Settlement of derivatives	435	435	435
KBC Bank	Bank and other guarantees received	(2)	—	(2)

SECTION 6: OTHER DISCLOSURES

At December 31, 2024:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Juan del Pino Fdez-Fontecha	Services rendered	554	97	188
Ignacio del Pino Fdez-Fontecha	Services rendered	554	97	29
Rafael del Pino Fdez-Fontecha	Services rendered	554	97	99
EDP	Services received	(31)	—	(11)
EDP	Services rendered	8,392	660	1,348
Cummins	Services received	(15)	—	—
Cummins	Services rendered	1,483	1,593	—
Marsh McLennan	Services received	(2,251)	—	9
Holcim group	Services received	(10,498)	—	(1,178)
Bankinter, S.A.	Financing agreements	(14,286)	—	(14,286)
Bankinter, S.A.	Bank and other guarantees received	(40,909)	—	(40,909)
Bankinter, S.A.	Financial income	294	294	—
Bankinter, S.A.	Financial expenses	(135)	(135)	(135)
Banco Sabadell, S.A.	Financing agreements	(117,929)	—	(117,929)
Banco Sabadell, S.A.	Bank and other guarantees received	(47,404)	—	(47,404)
Banco Sabadell, S.A.	Financial income	4,802	4,802	—
Banco Sabadell, S.A.	Financial expenses	(157)	(155)	(155)
Banco Sabadell, S.A.	Settlement of derivatives	435	435	435
KBC Bank	Financing agreements	—	—	—
KBC Bank	Financial expenses	—	—	—
KBC Bank	Settlement of derivatives	—	—	—
Applus Group	Services received	(162)	—	(60)
At December 31, 2023:

NAME / COMPANY NAME (Thousand euro)	TRANSACTIONS	AMOUNT	PROFIT OR LOSS	BALANCE
Marsh McLennan Group	Services received	(2,051)	—	(51)
Holcim Group	Services received	(7,478)	(7)	(2,094)
Juan del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Ignacio del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Rafael del Pino Fdez-Fontecha	Services rendered	25	(12)	27
Cummins Group	Services rendered	28,012	(666)	833
Bankinter, S.A.	Financing agreements	(27,390)	—	(27,390)
Bankinter, S.A.	Bank and other guarantees received	(55,279)	—	(55,279)
Bankinter, S.A.	Financial income	602	602	—
Bankinter, S.A.	Financial expenses	—	—	—
Sabadell, S.A.	Financing agreements	(31,011)	—	(31,011)
Sabadell, S.A.	Bank and other guarantees received	(48,055)	—	(48,055)
Sabadell, S.A.	Financial income	410	410	—
Sabadell, S.A.	Financial expenses	(1,536)	(1,411)	—
Sabadell, S.A.	Derivatives settlement	6	6	—
Bank of America	Financing agreements	(191,028)	—	(191,028)
Bank of America	Financial expenses	(8,302)	(8,250)	—
c) Transactions with equity-accounted companies
This section includes the transactions carried out between Group companies and equity-accounted companies entered into in the ordinary course of business and at arm's length:

(Million euro)	2025	2024	2023
Services received	(2)	(1)	(3)
Services provided	62	138	111
Net financial expenses/Income	21	42	28
Payables to related parties	50	29	23
Receivables from related parties	29	26	38
Net receivables / (payables) due to financial transactions	139	293	256
d) Transactions between Group companies
This section includes transactions carried out between the Group companies in the ordinary course of business, in terms of purpose and conditions, which were not eliminated on consolidation for the following reason.

SECTION 6: OTHER DISCLOSURES
As explained in detail in Note 1.3.2., balances and transactions relating to construction work performed by the Construction business line for the Group's infrastructure concession operators are not eliminated on consolidation since, at the consolidated level, contracts of this type are classed as construction contracts in which the work, while being executed, is deemed to be performed for third parties, as the ultimate owner of the works is the awarding entity from both a financial and a legal viewpoint.
Ferrovial's Construction business billed those concession operators for EUR 179 million in 2025 (EUR 206 million in 2024 and EUR 376 million in 2023) for work performed and related advance payments and, in this respect, recognized sales for that construction work totaling EUR 178 million in 2025, EUR 303 million in 2024 and EUR 489 million in 2023.
In 2025, the profit from these transactions attributable to the Company’s holdings in the concession operators in question and not eliminated on consolidation, net of taxes and non-controlling interests, was EUR 4 million. In 2024, this amounted to EUR -14 million and in 2023 to EUR -35 million.
6.9 AUDIT FEES
The following table summarizes the fees for professional services provided by the Principal Accountant, PricewaterhouseCoopers ("PwC") and by Ernst & Young for fiscal years 2025 and 2024, respectively.

Million euros	2025	2024
Fees for audit services	8.98	13.08
Fees for audit related services	0.70	0.71
Tax fees	0.61	0.02
Other non-audit services	—	—
“Fees for audit services” relate to the following audit services:
•Statutory consolidated financial statements;
•Subsidiaries' statutory financial statements;
•Consolidated financial statements under PCAOB standards filed with the SEC;
•Review of the half year interim consolidated financial statements, covering the June figures.
In addition to the PwC audit fees, in 2025 the Group incurred audit fees of other external auditors amounting to c. EUR 1,000 thousand (mainly EY for Thalia and MKS for several UK holding companies).
“Fees for audit related services” are assurance and related services that are reasonably linked to the performance of the audit or review of the Group’s financial statements. This category includes fees related to the preparation of comfort letters for debt issued and verification of non- financial information among others.
"Tax fees" relate to fees incurred for tax compliance and tax advice.
"Other non-audit services" consist of services provided by the principal accountant, other than the services reported in the above-mentioned sections. During 2024 and 2025, no such services were rendered.
Approval from the Audit and Control Committee is required for non-audit services provided by the external auditor. All the services described above have been approved by the Audit and Control Committee.
6.10 RESTRICTED NET ASSETS
Certain of our consolidated entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of regulations and contractual or statutory requirements. These restrictions are related to standard requirements to maintain restricted cash and debt service coverage ratios in our infrastructure project companies. Additionally, for certain entities, dividend payments may be restricted during construction phases. As of December 31, 2025, the net assets of these subsidiaries reached EUR 2,141 million.
The Group performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities Exchange Commission ("SEC") Regulation S-X Rule 4-08 (e) (3) 'General Notes to Financial Statements' and Rule 5-04 (c) 'what schedules are to be filed', and concluded that restricted net assets exceed 25% of Ferrovial’s consolidated net assets at December 31, 2025. Therefore, the separate condensed financial statements of Ferrovial SE (the parent company's accounting predecessor as of and for the years ended December 31, 2025, 2024 and 2023), as per SEC Regulation S-X Rule 12-04 'Condensed financial information of registrant', are presented.
6.11 EVENTS AFTER THE REPORTING DATE
Treasury share buy-back program
In connection with the buy-back program for Ferrovial SE own shares explained in Note 5.1, over the course of 2026 until February 24, 1,628,929 treasury shares were acquired at an average price of EUR 58.64 per share totaling EUR 96 million.
6.12 FERROVIAL SE (PARENT COMPANY)
These separate financial statements have been prepared based on recognition and measurement requirements of the International Financial Reporting Standards as issued by the International Accounting Standards Board.

SECTION 6: OTHER DISCLOSURES
The Parent Company’s condensed statements of financial position and related income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements are as follows:
FERROVIAL SE AS OF DECEMBER 31, 2025 AND 2024 STATEMENTS OF FINANCIAL POSITION

Assets (Million euro)	2025	2024
Non-current assets	12,756	13,167
Right of use asset	4	3
Non-current investments in Group companies and associates	12,521	12,815
Equity instruments	12,521	12,815
Other non-current financial assets	11	264
Deferred tax assets	130	55
Non-current financial derivatives at fair value	89	30
Current assets	434	601
Receivables	242	203
Group companies and associates	171	129
Current tax assets	13	19
Public administrations	56	53
Other receivables	3	4
Current investments in Group companies and associates	61	218
Current prepayments	3	3
Cash and cash equivalents	128	175
TOTAL ASSETS	13,191	13,768

Liabilities and equity (Million euro)	2025	2024
Equity	6,226	6,422
Share capital	7	7
Share and merger premium	4,316	4,316
Treasury shares	(78)	(79)
Measurement adjustments	(11)	(10)
Retained earnings and other reserves	1,098	(1,082)
Profit for the year	894	3,270
Non-current liabilities	5,729	6,090
Non-current provisions	74	89
Debentures and borrowings	1,405	556
Non-current payables to Group companies	4,183	5,433
Other non-current liabilities	67	12
Current liabilities	1,236	1,256
Debentures and borrowings	72	507
Debentures and bonds	72	255
Bank borrowings	—	252
Current payables to Group companies	1,129	686
Trade and other payables	34	62
Trade payables	6	10
Other payables	20	24
Trade payables, Group companies and associates	8	10
Payable relating to income tax	—	19
Current provisions	1	1
TOTAL LIABILITIES	13,191	13,768

SECTION 6: OTHER DISCLOSURES
FERROVIAL SE AS OF DECEMBER 31, 2025, 2024 AND 2023 INCOME STATEMENTS

(Million euro)	2025	2024	2023
Revenue	23	23	28
Services rendered	23	23	28
Staff costs	(20)	(21)	(19)
Wages, salaries and similar remuneration	(20)	(21)	(19)
Other operating expenses	(54)	(61)	(61)
Change in provisions on financial non current assets	—	—	(8)
Operating profit/(loss)	(52)	(59)	(60)
Financial income	16	18	7
From marketable securities and other financial instruments	16	18	7
Dividends received from subsidiaries	—	—	—
Financial expenses	(227)	(218)	(187)
On payables to Group companies and associates	(174)	(154)	(123)
On payables to third parties	(53)	(64)	(64)
Change in fair value of financial instruments	28	38	30
Foreign exchange differences	(2)	(16)	(3)
Impairment and profit/(loss) on disposals of financial instruments	(34)	10	18
Impairment and losses	—	—	—
Profit/(loss) on disposals	(34)	10	18
NET FINANCIAL INCOME/(EXPENSE)	(219)	(167)	(135)
PROFIT/(LOSS) BEFORE TAX	(272)	(226)	(195)
Share in results of participating interests	972	3,439	482
Corporate income tax	194	56	21
PROFIT/(LOSS) FOR THE YEAR FROM CONTINUING OPERATIONS	894	3,270	308

FERROVIAL SE AS OF DECEMBER 31, 2025, 2024 AND 2023, STATEMENTS OF COMPREHENSIVE INCOME

(Million euro)	2025	2024	2023
a) Net profit/(loss)	894	3,270	308
b) Income and expense recognized directly in equity	(1)	(1)	(1)
Impact on hedge reserves	(1)	(1)	(1)
Tax effect	—	—	—
Impact on financial assets at fair value	—	—	—
Tax effect	—	—	—
c) Transfers to income statement	—	—	(9)
Impact on hedge reserves	—	—	(12)
Tax effect	—	—	3
a)+ b)+ c) TOTAL COMPREHENSIVE INCOME	893	3,269	298

SECTION 6: OTHER DISCLOSURES
FERROVIAL SE AS OF DECEMBER 31, 2025, 2024 AND 2023 STATEMENTS OF CHANGES IN EQUITY

(Million euro)	Share capital	Share/Merger premium	Treasury shares	Retained earnings and other reserves	TOTAL
Balance at 01.01.2025	7	4,316	(78)	2,177	6,422
Consolidated profit/(loss) for the year 2025	—	—	—	894	894
Income and expense recognized directly in equity	—	—	—	(524)	(524)
Transfers to income statement	—	—	—	93	93
Total income and expenses recognized for the year	—	—	—	463	463
Scrip dividend agreement	—	—	—	(156)	(156)
Treasury share transactions	—	—	—	(501)	(501)
Shareholder remuneration	—	—	—	(657)	(657)
Share-based remuneration schemes	—	—	—	15	15
Purchase of discretionary treasury shares				(272)	(272)
Other movements	—	—	—	(17)	(17)
Other transactions	—	—	—	(2)	(2)
Balance at 12.31.2025	7	4,316	(78)	1,981	6,226

(Million euro)	Share capital	Share/Merger premium	Treasury shares	Retained earnings and other reserves	TOTAL
Balance at 01.01.2024	7	4,316	(78)	(143)	4,102
Consolidated profit/(loss) for the year 2024	—	—	—	3,270	3,270
Income and expense recognized directly in equity	—	—	—	153	153
Transfers to income statement	—	—	—	(15)	(15)
Total income and expenses recognized for the year	—	—	—	3,408	3,408
Scrip dividend agreement	—	—	—	(130)	(130)
Treasury share transactions	—	—	—	(701)	(701)
Shareholder remuneration	—	—	—	(831)	(831)
Share-based remuneration schemes	—	—	—	13	13
Other movements	—	—	—	2	2
Other transactions	—	—	—	(257)	(257)
Balance at 12.31.2024	7	4,316	(78)	2,177	6,422

(Million euro)	Share capital	Share/Merger premium	Treasury shares	Retained earnings and other reserves	TOTAL
Balance at 01.01.2023	145	—	(26)	4,457	4,576
Merger impact	(138)	4,426	—	(4,288)	—
Consolidated profit/(loss) for the year 2023	—	—	—	308	308
Income and expense recognized directly in equity	—	—	—	(65)	(65)
Transfers to income statement	—	—	—	(3)	(3)
Total income and expenses recognized for the year	—	—	—	240	240
Scrip dividend agreement	—	(58)	—	(78)	(136)
Treasury share transactions	—	(52)	(52)	(10)	(114)
Shareholder remuneration	—	(110)	(52)	(88)	(250)
Share-based remuneration schemes	—	—	—	12	12
Other movements	—	—	—	(476)	(476)
Other transactions	—	—	—	(464)	(464)
Balance at 12.31.2023	7	4,316	(78)	(143)	4,102

SECTION 6: OTHER DISCLOSURES
FERROVIAL SE AS OF DECEMBER 31, 2025, 2024 AND 2023 CASH FLOW STATEMENTS

Million Euro	2025	2024	2023

Profit/(loss) before tax	(272)	(226)	(195)
Profit/(loss) adjustments:	219	160	99
Fixed asset depreciation	—	—	—
Impairment and disposal of non-current assets	34	(10)	(18)
Net financial income/(expense)	185	170	117
Dividends received classified as operating activities	1,128	704	1,248
Changes in working capital	16	30	(32)
Other cash flows from operating activities:	(141)	(163)	(207)
Interest payments	(221)	(214)	(175)
Interest receipts	9	21	9
Income tax receipts/(payments) and tax consolidation	71	30	(41)
CASH FLOWS FROM OPERATING ACTIVITIES	951	506	913

Payments on investments:	(209)	(614)	(21)
Group companies, associates and business units (Note 5)	(209)	(614)	(21)

Receipts from divestments:	52	22	18
Group companies, associates and business units (Note 5)	52	22	18
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	(157)	(593)	(3)

Receipts and (payments) from financial liability instruments:	(182)	1,258	(582)
Change in Group company cash pooling accounts	(596)	1,507	(381)
Issuance, repayment and redemption	414	(249)	(201)
Payments of dividends and returns on other equity instruments	(657)	(831)	(250)
Scrip dividend	(156)	(130)	(136)
Treasury share purchases	(501)	(701)	(114)
Receipts and (payments) on equity instruments:	—	(272)	17
Lease payments	—	—	—
CASH FLOWS FROM FINANCING ACTIVITIES	(838)	155	(814)
Effect of exchange rate on cash and cash equivalents	—	—	—
Net increase/(decrease) in cash and cash equivalents	(47)	68	96
Cash and cash equivalents at beginning of year	175	107	11
Cash and cash equivalents at year-end	128	175	107

6.13 APPENDICES

SECTION 6: OTHER DISCLOSURES
Appendix I. Subsidiaries (fully-consolidated companies) (million euro)

Entity	Type	Parent	% Ownership
CONTINUING OPERATIONS
HEADQUARTERS
NETHERLANDS (Registered Office: Amsterdam)
Ferrovial Netherlands B.V.		Ferrovial SE	100.0%
Ferrovial Ventures Netherlands B.V.		Ferrovial SE	100.0%
SPAIN (Registered Office: Madrid)
Ferrovial Inversiones, S.A. (a)		Ferrovial SE	100.0%
Ferrovial Emisiones, S.A. (a)		Ferrovial SE	100.0%
Ferrovial Corporación, S.A. (a)		Ferrovial SE	100.0%
Ferrofin, S.L. (a)		Ferrovial SE	100.0%
Ferrovial Mobility, S.L. (a)		Ferrovial SE	100.0%
Temauri, S.L. (a)		Ferrovial SE	100.0%
Ferrovial 011, S.A.		Ferrovial SE	100.0%
Ferrovial 012, S.A.		Ferrovial SE	100.0%
Ferrovial 013, S.A.		Ferrovial SE	100.0%
Ferrovial 014, S.A.		Ferrovial SE	100.0%
Ferrovial 015, S.L.		Ferrovial SE	100.0%
Ferrovial 016, S.L.		Ferrovial SE	100.0%
Ferrovial 017, S.L.		Ferrovial SE	100.0%
Ferrovial Venture VI, S.A.U. (a)		Ferrovial SE	100.0%
Ferrovial Ventures, S.A.U. (a)		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: Oxford)
Ferrocorp UK, Ltd.		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: London)
Ferrovial Ventures, Ltd.		Ferrovial SE	100.0%
LUXEMBOURG (Registered Office: Luxembourg)
Krypton RE, S.A.		Ferrovial SE	100.0%
UNITED STATES (Registered Office: Austin)
Landmille US, LLC		Ferrovial Holding US Corp	100.0%
UNITED STATES (Registered Office: New York)
Ferrovial IT US, LLC		Ferrovial Holding US Corp	100.0%
CONSTRUCTION
GERMANY (Registered Office: Cologne)
Budimex Bau GmbH		Mostostal Kraków S.A.	100.0%
RailBX GmbH		Budimex, S.A.	100.0%
ARABIA (Registered Office: Riyadh)
Ferrovial Agroman Company *		Ferrovial Construcción, S.A.	97.5%
AUSTRALIA (Registered Office: Sidney)
Ferrovial Construction Australia PTY LTD		Ferrovial Construction Holding Limited	100.0%
TSRC O&M PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%
BRASIL (Registered Office: Bela Vista, Sao Paulo)
Constructora Ferrovial Brasil Ltd. *		Ferrovial Construction International SE	99.0%
CANADA (Registered Office: Alberta)
Webber Infrastructure Management Alberta Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%
CANADA (Registered Office: Markham - Ontario)
Ferrovial Construction Canada Inc.		Ferrovial Construction International SE	100.0%
Ontario Transit FCCI (Hold Co) Inc.		Ferrovial Construction Canada Inc.	100.0%
Webber Infrastructure Management Canada Ltd		Webber Infrastructure Management Canada Holdings Ltd	100.0%
CANADA (Registered Office: Toronto)
Webber Infrastructure Management Canada Holdings Ltd		Ferrovial Construction International SE	100.0%
CHILE (Registered Office: Santiago de Chile)
Constructora Ferrovial Ltda. *		Ferrovial Empresa Constructora Ltda.	97.2%
Ferrovial Construcción Chile S.A.		Ferrovial Empresa Constructora Ltda.	100.0%
Ferrovial Empresa Constructora Ltda.		Ferrovial Construction International SE	100.0%
Ferrovial Energía Construcción SpA		Ferrovial Energía, S.A.	100.0%
COLOMBIA (Registered Office: Bogotá)
Ferrovial Construcción Colombia, SAS		Ferrovial Construction International SE	100.0%
SLOVAKIA (Registered Office: Bratislava)
D4R7 Construction S.R.O.		Ferrovial Construction Slovakia S.R.O.	65.0%
Ferrovial Construction Slovakia S.R.O. *		Ferrovial Construction Holding Limited	99.0%
Budimex Slovakia S.R.O.		Budimex, S.A.	100.0%
SPAIN (Registered Office: Barcelona)
Conc. Prisiones Lledoners, S.A. (a)	P	Ferrovial Construcción, S.A.	100.0%

SECTION 6: OTHER DISCLOSURES

SPAIN (Registered Office: Bilbao)
Cadagua, S.A. (a) *		Ferrovial Construcción, S.A.	99.95%
SPAIN (Registered Office: Madrid)
Cocsa, S.A. (a)*		Ferrovial Construcción, S.A.	99.95%
Ditecpesa, S.A. (a) *		Ferrovial Construcción, S.A.	99.95%
Ferroconservación, S.A. (a)		Ferrovial Construcción, S.A.	99.0%
Ferrovial Construcción, S.A. (a) *		Ferrovial SE	99.99%
Ferrovial Medio Ambiente y Energía, S.A. (a)		Ferrovial Construcción, S.A.	99.95%
Ferrovial Railway S.A. (a) *		Ferrovial Construcción, S.A.	98.8%
Urbaoeste, S.A. (a) *		Ferrovial Construcción, S.A.	99.0%
Cimentaciones Especiales y Estructurales CIMSA, S.A. *		Ferrovial Construcción, S.A.	99.0%
Arena Recursos Naturales, S.A.U. (a)		Ferrovial Construcción, S.A.	100.0%
Tecpresa Structural Solutions, S.A. (a) *		Ferrovial Construcción, S.A.	99.1%
Powernet I, S.L.U.		Ferrovial Construcción, S.A.	100.0%
SPAIN (Registered Office: Zaragoza)
Depusa Aragón S.A. (a)	P	Cadagua, S.A.	51.7%
		Ferrovial Construcción, S.A.	42.3%
UNITED STATES (Registered Office: Atlanta)
Ferrovial Construction East, LLC		Ferrovial Construction US Corp.	100.0%
UNITED STATES (Registered Office: Austin)
Ferrovial Agroman Indiana, LLC		Ferrovial Construction US Corp.	100.0%
Ferrovial Construction Texas, LLC		Ferrovial Construction US Corp.	100.0%
Ferrovial Construction US Corp.		Ferrovial Construction US Holding Corp.	100.0%
Ferrovial Construction US Holding Corp.		Ferrovial Holding US Corp	100.0%
Grand Parkway Infrastructure, LLC		Ferrovial Construction Texas, LLC	40.0%
		DBW Construction, LLC	30.0%
Ferrovial Energy Solutions, LLC		Ferrovial Energy US, LLC	100.0%
Webber Infrastructure Management US Inc.		Webber, LLC	100.0%
Webber Infrastructure Management Inc.		Webber Infrastructure Management US Inc.	100.0%
Webber Infrastructure Management Holding US Corp		Ferrovial Holding US Corp	100.0%
Ferrovial Construction JFK T1, LLC		Ferrovial Construction US Corp.	100.0%
Tecpresa Structural Solutions, LLC		Ferrovial Construction US Holding Corp.	100.0%
UNITED STATES (Registered Office: Charlotte)
Sugar Creek Construction, LLC		Ferrovial Construction East, LLC	70.0%
UNITED STATES (Registered Office: Dallas)
Trinity Infrastructure, LLC		Ferrovial Construction Texas, LLC	60.0%
		DBW Construction, LLC	40.0%
UNITED STATES (Registered Office: Fort Worth)
North Tarrant Infrastructure, LLC		Ferrovial Construction Texas, LLC	75.0%
		DBW Construction, LLC	25.0%
UNITED STATES (Registered Office: Georgia)
North Perimeter Contractors, LLC		Ferrovial Construction East, LLC	100.0%
Webber - United, LLC		Webber, LLC	60.0%
UNITED STATES (Registered Office: Los Angeles)
California Rail Builders, LLC		Ferrovial Construction West, LLC	80.0%
Ferrovial Construction West, LLC		Ferrovial Construction US Corp.	100.0%
UNITED STATES (Registered Office: North Richland Hills)
Bluebonnet Contractor, LLC		Ferrovial Construction Texas, LLC	60.0%
		DBW Construction, LLC	40.0%
UNITED STATES (Registered Office: The Woodlands)
DBW Construction, LLC		Webber, LLC	100.0%
Webber Waterworks, LLC		Webber, LLC	100.0%
Webber Materials, LLC		Webber Equipment & Materials, LLC	100.0%
Webber, LLC		Ferrovial Construction US Holding Corp.	100.0%
Webber Barrier Services, LLC		Webber, LLC	100.0%
Webber Commercial Construction, LLC		Webber, LLC	100.0%
Webber Equipment & Materials, LLC		Webber, LLC	100.0%
Webber Management Group, LLC		Webber Equipment & Materials, LLC	100.0%
52 Block Builders, LLC		Webber Commercial Construction, LLC	100.0%
UNITED STATES (Registered Office: Virginia)
FAM Construction, LLC		Ferrovial Construction US Corp.	70.0%
FRANCE (Registered Office: Paris)
Ferrovial Construction France		Ferrovial Construction International SE	100.0%
NETHERLANDS (Registered Office: Amsterdam)
Ferrovial Construction International SE		Ferrovial SE	100.0%
IRELAND (Registered Office: Dublin)

SECTION 6: OTHER DISCLOSURES

Ferrovial Construction Ireland Ltd		Ferrovial Construction Holding Limited	100.0%
MEXICO (Registered Office: México DF)
Cadagua Ferr. Industrial Mexico		Cadagua, S.A.	75.1%
		Ferrovial Medio Ambiente y Energía, S.A.	24.9%
NEW ZEALAND (Registered Office: Wellington)
Ferrovial Construction (New Zealand) Limited		Ferrovial Construction Australia PTY LTD	100.0%
PERU (Registered Office: Lima)
Ferrovial Construcción Perú, S.A.C. *		Ferrovial Construction International SE	99.99%
POLAND (Registered Office: Cracow)
Mostostal Kraków S.A.		Budimex, S.A.	100.0%
Mostostal Kraków Energetyka sp. z o.o.		Mostostal Kraków S.A.	100.0%
Fotowoltaika HIG XIV Sp. z o.o.		Budimex, S.A.	100.0%
POLAND (Registered Office: Kamieńsk)
FBSerwis Kamieńsk Sp. z o.o.		FBSerwis SA	80.0%
FBSerwis Zielony Kamieńsk Sp. z o.o.		FBSerwis Kamieńsk Sp. z o.o.	100.0%
POLAND (Registered Office: Kąty Wrocławskie)
FBSerwis Wrocław Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielony Wrocław Sp. z o.o.		FBSerwis Wrocław Sp. z o.o.	100.0%
POLAND (Registered Office: Ścinawka Dolna)
FBSerwis Dolny Sląsk Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielony Dolny Śląsk Sp. z o.o.		FBSerwis Dolny Sląsk Sp. z o.o.	100.0%
POLAND (Registered Office: Tarnów)
FBSerwis Karpatia Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Zielona Karpatia Sp. z o.o.		FBSerwis Karpatia Sp. z o.o.	100.0%
POLAND (Registered Office: Warsaw)
Budimex, S.A.		Ferrovial Construction International SE	50.1%
Bx Budownictwo Sp. z o.o.		Budimex, S.A.	100.0%
Bx Kolejnictwo SA		Budimex, S.A.	100.0%
Budimex Parking Wrocław Sp. z o.o.	P	Budimex, S.A.	51.0%
FBSerwis SA		Budimex, S.A.	100.0%
FBSerwis A Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis B Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Odbiór Sp. z o.o.		FBSerwis SA	100.0%
FBSerwis Paliwa Alternatywne Sp. z o.o.		FBSerwis SA	100.0%
JZE Sp. z o.o.		FBSerwis SA	100.0%
Zaklad, Przetworstwa Odpadow Zawisty Sp. Z.o.o.		FBSerwis Zawisty Sp. z o.o	100.0%
Konstalex Sp. z o.o.		Mostostal Kraków SA	100.0%
Budimex Most Wschodni S.A.		Budimex, S.A.	100.0%
Circular Construction SA		Budimex Most Wschodni SA	100.0%
Magnolia Energy Sp. z o.o.	P	Budimex, S.A.	100.0%
Budimex PPP SA		Budimex, S.A.	100.0%
Budimex F Sp. z o.o.		Budimex, S.A.	100.0%
Budimex A Sp. z o.o.		Budimex, S.A.	100.0%
Budimex O Sp. z o.o.		Budimex, S.A.	100.0%
Budimex P Sp. z o.o.		Budimex, S.A.	100.0%
Budimex R Sp. z o.o.		Budimex, S.A.	100.0%
Budimex D Sp. z o.o.		Budimex, S.A.	76.0%
Budimex SA Sygnity SA sj		Budimex, S.A.	67.0%
Budimex SA Cadagua SA IV sc		Budimex, S.A.	99.9%
Budimex SA Cadagua SA V sc		Budimex, S.A.	99.9%
Budimex SA Tecnicas Reunidas SA - Turów s.c.		Budimex, S.A.	50.0%
Green Waste Management 5 Sp. z o.o.		FBSerwis SA	100.0%
Green Waste Management 6 Sp. z o.o.		FBSerwis SA	100.0%
PUERTO RICO (Registered Office: San Juan)
Ditecpesa PR, LLC		Ferrovial Construction International SE	100.0%
Ferrovial Construcción Puerto Rico, LLC		Ferrovial Construction International SE	100.0%
UNITED KINGDOM (Registered Office: London)
Ferrovial Construction (UK) Limited		Ferrovial Construction Holding Limited	100.0%
Ferrovial Construction Holdings Limited		Ferrovial Construction International SE	100.0%
FC Civil Solutions Limited		Ferrovial Construction Holding Limited	100.0%
HIGHWAYS
SPAIN (Registered Office: Madrid)
Cintra Infraestructuras España, S.L. (a)		Ferrovial SE	100.0%
Cintra Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Infraestructuras España, S.L.	100.0%
Inversora Autopistas de Cataluña, S.L. (a)	P	Cintra Inversora Autopistas de Cataluña, S.L.	100.0%
Cintra Inversiones, S.L.U. (a)		Cintra Infraestructuras España, S.L.	100.0%

SECTION 6: OTHER DISCLOSURES

Cintra Servicios de Infraestructuras, S.A. (a) *		Cintra Infraestructuras España, S.L.	99.99%
Roland Servicios Empresariales, S.L.U.		Ferrovial Mobility, S.L.	100.0%
Autopista Alcalá-O'Donnell, S.A. (a)		Cintra Infraestructuras España, S.L.	100.0%
Autovía de Aragón, Sociedad Concesionaria, S.A.	P	Ferrovial Construcción, S.A.	55.0%
		Cintra Infraestructuras España, S.L.	30.0%
		Ferrovial SE	15.0%
Ferrovial Aravia, S.A.	P	Ferrovial Construcción, S.A.	55.0%
		Cintra Infraestructuras España, S.L.	30.0%
		Ferrovial SE	15.0%
SPAIN (Registered Office: Barcelona)
Autema, S.A. (a)	P	Inversora Autopistas de Cataluña, S.L.	76.3%
AUSTRALIA (Registered Office: Melbourne)
Cintra OSARS (Western) Holdings Unit Trust		Cintra OSARS Western Ltd	100.0%
Cintra OSARS Western Unit Trust		Cintra OSARS (Western) Holdings Unit Trust	100.0%
AUSTRALIA (Registered Office: Sydney)
Cintra Developments Australia PTY Ltd		Cintra Infrastructures UK Ltd	100.0%
Cintra OSARS (Western) Holdings PTY Ltd		Cintra OSARS Western Ltd	100.0%
Cintra OSARS Western PTY Ltd		Cintra OSARS (Western) Holdings PTY Ltd	100.0%
CANADA (Registered Office: Toronto)
Cintra 4352238 Investments Inc.		407 Toronto Highway B.V.	100.0%
CANADA (Registered Office: Vancouver)
1568417 B.C.		Cintra 1535145 Investments	100.0%
COLOMBIA (Registered Office: Bogotá)
Cintra Infraestructuras Colombia, S.A.S. (a)		Cintra Global SE	100.0%
UNITED STATES (Registered Office: Austin)
Ferrovial Holding US Corp		Cintra Global SE	100.0%
Ferrovial Mobility US, LLC		Ferrovial Holding US Corp	100.0%
Cintra Holding US Corp		Ferrovial Holding US Corp	100.0%
Cintra Texas Corp		Cintra Holding US Corp	100.0%
Cintra US Services, LLC		Cintra Texas Corp	100.0%
Cintra ITR LLC *		Cintra Holding US Corp	49.0%
		Ferrovial Construction US Corp.	44.0%
Cintra LBJ, LLC		Cintra Holding US Corp	100.0%
Cintra NTE, LLC		Cintra Holding US Corp	100.0%
Cintra NTE Mobility Partners Segments 3, LLC		Cintra Holding US Corp	100.0%
Cintra Toll Services, LLC		Cintra Holding US Corp	100.0%
Cintra I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 2 I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 2 I-66 Express Mobility Partners, LLC		Cintra Holding US Corp	100.0%
I-66 Express Mobility Partners Holdings, LLC	P	Cintra 2 I-66 Express Mobility Partners, LLC	50.0%
I-66 Express Mobility Partners, LLC	P	I-66 Express Mobility Partners Holdings, LLC	100.0%
Cintra 3I-66 Express Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra 3 I-77 Mobility Partners, LLC		Cintra Holding US Corp	100.0%
Cintra Digital Business Ventures, LLC	P	Cintra Holding US Corp	100.0%
Cintra North Corridor Transit Partners, LLC	P	Cintra Holding US Corp	100.0%
Cintra 1535145 Investments		Cintra 4352238 Investments Inc.	100.0%
UNITED STATES (Registered Office: Charlotte)
I-77 Mobility Partners Holding, LLC	P	Cintra I-77 Mobility Partners, LLC	50.1%
		Cintra 2 I-77 Mobility Partners, LLC	15.0%
		Cintra 3 I-77 Mobility Partners, LLC	7.1%
I-77 Mobility Partners, LLC	P	I-77 Mobility Partners Holding, LLC	100.0%
UNITED STATES (Registered Office: Dallas)
LBJ Infrastructure Group Holding, LLC	P	Cintra LBJ, LLC	54.6%
LBJ Infrastructure Group, LLC	P	LBJ Infrastructure Group Holding, LLC	100.0%
UNITED STATES (Registered Office: North Richland Hills)
NTE Mobility Partners Holding, LLC	P	Cintra NTE, LLC	63.0%
NTE Mobility Partners, LLC	P	NTE Mobility Partners Holding, LLC	100.0%
NTE Mobility Partners Segments 3 Holding, LLC	P	Cintra NTE Mobility Partners Segments 3, LLC	53.7%
NTE Mobility Partners Segments 3, LLC	P	NTE Mobility Partners Segments 3 Holding, LLC	100.0%
NETHERLANDS (Registered Office: Amsterdam)
Cintra Infrastructures SE		CIntra Global SE	100.0%
Cintra Global SE		Ferrovial SE	100.0%
407 Toronto Highway B.V.		Cintra Global SE	100.0%
Cintra INR Investments B.V.		Cintra Global SE	100.0%
Cintra Projects B.V.		Cintra Global SE	100.0%
Cintra IM Investments B.V.		Cintra Global SE	100.0%

SECTION 6: OTHER DISCLOSURES

Cintra INVIT Investments B.V.		Cintra Global SE	100.0%
Cintra Development B.V.		Cintra Global SE	100.0%
INDIA (Registered Office: Mumbai)
Ciinfra India Private Limited*		Cintra INR Investments B.V.	99.99%
PORTUGAL (Registered Office: Lisbon)
Vialivre, S.A.	P	Cintra Global SE	84.0%
UNITED KINGDOM (Registered Office: London)
Cintra Silvertown Ltd		Cintra Infrastructures UK Ltd	100.0%
UNITED KINGDOM (Registered Office: Oxford)
Cintra Infrastructures UK Ltd		Cintra Global SE	100.0%
Cintra Toowoomba Ltd		Cintra Infrastructures UK Ltd	100.0%
Cintra Slovakia Ltd		Cintra Global SE	100.0%
Cintra OSARS Western Ltd		Cintra Infrastructures UK Ltd	100.0%
CHILE (Registered Office: Santiago de Chile)
Cintra Infraestructuras Chile, S.p.A		Cintra Global SE	100.0%
PERU (Registered Office: LIMA)
Cintra Infraestructuras Perú, S.A.C*		Cintra Global SE	99.9%
DIGITAL INFRASTRUCTURES
SPAIN (Registered Office: Madrid)
Ferrovial MAD 01, S.A.	P	Ferrovial SE	100.0%
Ferrovial 008, S.L.U. (a)	P	Ferrovial SE	100.0%
Ferrovial 009, S.L.U. (a)	P	Ferrovial SE	100.0%
NETHERLANDS (Registered Office: Amsterdam)
Ferrovial Digital Infrastructures B.V.		Ferrovial SE	100.0%
Ferrovial WAW 001 B.V.		Ferrovial Digital Infrastructures B.V.	100.0%
UNITED STATES (Registered Office: Austin)
Ferrovial Digital Infrastructures US Hold. LLC		Ferrovial Holding US CORP	100.0%
POLAND (Registered Office: Warsaw)
Sien Real SP Zoo	P	Budimex, S.A.	50.0%
		Ferrovial WAW 001 B.V.	50.0%
AIRPORTS
SPAIN (Registered Office: Madrid)
Ferrovial Aeropuertos España, S.A. (a)		Ferrovial SE	100.0%
UNITED STATES (Registered Office: Austin)
Ferrovial Airports Holding US Corp		Ferrovial Holding US Corp	100.0%
UNITED STATES (Registered Office: Denver)
Ferrovial Airports O&M Services, LLC		Ferrovial Airports Holding US Corp	100.0%
Ferrovial Airports US Terminal One, LLC		Ferrovial Airports Holding US Corp	100.0%
UNITED STATES (Registered Office: New York)
MARS NTO, LLC		Ferrovial Airports US Terminal One, LLC	96.1%
Ferrovial Airports CHS MSA, LLC		Ferrovial Airports Holding US Corp	100.0%
NETHERLANDS (Registered Office: Amsterdam)
Hubco Netherlands B.V.		Ferrovial Airports International SE	100.0%
Ferrovial Airports FMM B.V.		Ferrovial Airports International SE	100.0%
Ferrovial Airports Turkey B.V.	P	Ferrovial Airports International SE	100.0%
UNITED KINGDOM (Registered Office: Oxford)
Ferrovial Airports International SE		Ferrovial SE	100.0%
TURKEY (Registered Office: Ankara)
YDA HAVALIMANI YATIRIM VE ISLETME A.S.	P	Ferrovial Airports Turkey B.V.	60.0%
ENERGY
SPAIN (Registered Office: Madrid)
Ferrovial Transco España , S.A.U. (a)	P	Ferrovial Transco International B.V.	100.0%
Ferrovial Infraestructuras Energéticas, S.A.U. (a)		Ferrovial SE	100.0%
Parque Solar Casilla, S.L.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Cea Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Jucar Infraestructuras Energéticas (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Pisuerga Infraestructuras Energéticas, S.A.U. (a)	P	Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Ferrovial Growth VI, S.L. (a)		Ferrovial Infraestructuras Energéticas, S.A.U.	100.0%
Ferrovial 004, S.A. (a)		Ferrovial SE	100.0%
Siemsa Control y Sistemas, S.A.U. (a)		Ferrovial Energía, S.A.	100.0%
Ferrovial Energía, S.A. (a)		Ferrovial SE	100.0%
CHILE (Registered Office: Santiago)
Ferrovial Power Infrastructures Chile, SpA		Ferrovial Transco International B.V.	100.0%
Ferrovial Transco Chile II SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%
Ferrovial Transco Chile III SpA	P	Ferrovial Transco International B.V.	100.0%
Ferrovial Transco Chile IV SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%

SECTION 6: OTHER DISCLOSURES

Centella Transmisión, S.A. *	P	Ferrovial Power Infrastructures Chile, SpA	99.9%
Centella Transmisión II, S.A.	P	Ferrovial Power Infrastructures Chile, SpA	50.1%
		Ferrovial Transco Chile III SpA	49.9%
Alto Huemul Transmisión SpA	P	Ferrovial Power Infrastructures Chile, SpA	100.0%
Alto Huemul II SpA		Ferrovial Power Infrastructures Chile, SpA	100.0%
UNITED STATES (Registered Office: Austin)
Ferrovial Energy US, LLC		Ferrovial Holding US Corp	100.0%
Ferrovial Energy US 1, LLC		Ferrovial Energy US, LLC	100.0%
Misae Solar IV, LLC	P	Misae Solar IV Pledgor, LLC	100.0%
Misae Solar IV Class B HoldCo US Inc.		Ferrovial Energy US, LLC	100.0%
Ferrovial Energy HoldCo US Pledgor Inc.		Ferrovial Energy US, LLC	100.0%
Misae Solar IV Class B Pledgor, LLC*		Ferrovial Energy US, LLC	99.0%
Ferrovial Energy US Seller, LLC*		Ferrovial Energy US, LLC	99.0%
Misae Solar IV Class B Member, LLC	P	Misae Solar IV Class B Pledgor, LLC	100.0%
Misae Solar IV TE HoldCo, LLC	P	Misae Solar IV Class B Member, LLC	100.0%
Misae Solar IV Pledgor, LLC	P	Ferrovial Energy US Seller, LLC	100.0%
Milano Solar, LLC	P	Ferrovial Energy US, LLC	100.0%
UNITED STATES (Registered Office: Delaware)
Ferrovial Energy Operations, LLC		Ferrovial Energy US, LLC	100.0%
NETHERLANDS (Registered Office: Amsterdam)
Ferrovial EG SE		Ferrovial SE	100.0%
Thalia Waste Treatment B.V.		Ferrovial SE	100.0%
Ferrovial Transco International B.V.		Ferrovial SE	100.0%
UNITED KINGDOM (Registered Office: London)
Thalia Waste Management Limited		Thalia Waste Treatment B.V.	100.0%
Thalia MK ODC Limited		Thalia Waste Management Limited	100.0%
Thalia AWRP ODC Limited		Thalia Waste Management Limited	100.0%
Thalia WB HoldCo Limited		Thalia Waste Management Limited	100.0%
Thalia WB ODC Limited		Thalia WB HoldCo Limited	100.0%
Thalia WB Services Limited		Thalia WB ODC Limited	100.0%
Thalia WB SPV Limited	P	Thalia WB Services Limited	100.0%
Thalia IOW SPV Limited		Thalia Waste Management Limited	100.0%
Thalia Services Limited		Thalia Waste Management Limited	100.0%
Thalia MK HoldCo Limited	P	Thalia Waste Management Limited	100.0%
Thalia MK SPV Limited		Thalia MK HoldCo Limited	100.0%
Thalia IOW ODC Limited		Thalia Waste Management Limited	100.0%
POLAND (Registered Office: Warsaw)
BXF Energía Sp. z.o.o.		Budimex, S.A.	51.0%
		Ferrovial EG SE	49.0%
Azalia, Sp.z.o.o.	P	BXF Energía SP ZOO	100.0%
AUSTRALIA (Registered Office: Sydney)
Ferrovial Energy PTY LTD		Ferrovial EG SE	100.0%
Ferrovial Energy Construction PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%
		Ferrovial Energy PTY LTD	50.0%

(a) Form part of the tax scope of Ferrovial SE and subsidiaries.
(*) The remaining percentage to complete 100% ownership in the company belongs to minority shareholders of the Ferrovial Group.
(P) Project Company.

SECTION 6: OTHER DISCLOSURES
Appendix I. Associates (equity-accounted companies) (million euro)

Entity	Type	Parent	% Owner.	V. Eq. Method	Assets.	Liab.	Reven.	Results
CONSTRUCTION
CANADA
Ontario Transit Group Inc.		Ontario Transit FCCI (HoldCo) Inc.	50.0%	0	1,141	1,173	585	0
SPAIN
Via Olmedo Pedralba, S.A.		Ferrovial Construcción, S.A.	25.2%	1	6	3	7	0
Boremer, S.A.		Cadagua, S.A.	49.8%	1	2	1	0	0
UNITED STATES
ConnectedWorks, LLC		Ferrovial Contruction US Holding Corp.	40.0%	2	5	0	0	0
POLAND
Promos Sp. z o.o.		Budimex, S.A.	12.8%	1	4	1	4	0
AUSTRALIA
TSRC O&M PTY LTD		Ferrovial Construction Australia PTY LTD	50.0%	2	6	3	7	1
HIGHWAYS
AUSTRALIA
Nexus Infrastructure Holdings Unit Trust	P	Cintra Toowoomba Ltd	40.0%	3	0	0	0	0
Nexus Infrastructure Unit Trust	P	Nexus Infrastructure Holdings Unit Trust	40.0%	9	34	12	32	5
Nexus Infrastructure Holdings PTY Ltd	P	Cintra Toowoomba Ltd	40.0%	0	0	0	0	0
Nexus Infrastructure PTY Ltd	P	Nexus Infrastructure Holdings PTY Ltd	40.0%	0	0	0	0	0
Netflow Osars (Western) GP	P	Cintra Osars (Western) Unit Trust	50.0%	34	136	68	23	3
SPAIN
Bip & Drive, S.A.	P	Cintra Infraestructuras España, S.L.	25.0%	6	37	11	22	1
Empresa Mant. y Explotación M30, S.A.		Ferrovial Construcción, S.A.	50.0%	1	33	73	34	38
CANADA
407 International Inc.	P	Cintra 4352238 Investment Inc.	48.3%	1,725	3,616	7,896	1,272	513
COLOMBIA
Concesionaria Ruta del Cacao S.A.S.	P	Cintra Infraestructuras Colombia S.A.S.	30.0%	34	797	681	144	20
INDIA
IRB Infrastructure Developers Limited	P	Cintra INR Investments B.V.	19.9%	291	4,632	3,220	731	109
IRB Infrastructure Trust	P	IRB Infrastructure Developers Limited	10.1%	591	4,261	2,627	641	206
		Cintra INVIT Investments B.V.	24.0%
MMK Toll Road Private Limited	P	IRB Infrastructure Developers Limited	10.1%	1	0	0	0	0
		Cintra IM Investments B.V.	24.0%
UNITED KINGDOM
Zero Bypass Holdings Ltd	P	Cintra Slovakia Ltd	35.0%	0	0	0	0	0
Zero Bypass Ltd	P	Zero Bypass Holdings Ltd	35.0%	21	942	882	39	4
RiverLinx Holdings Ltd		Cintra Silvertown Ltd	22.5%	0	0	0	0	0
RiverLinx Ltd	P	RiverLinx Holdings Ltd	22.5%	60	1,755	1,485	81	10
PERU
Sociedad Concesionaria Anillo Vial, S.A.	P	Cintra Infraestructuras Perú, S.A.C	35.0%	29	87	5	61	(1)
AIRPORTS
QATAR
FMM Company, LLC		Ferrovial Airports FMM B.V.	49.0%	15	78	42	121	17
UNITED STATES
JFK NTO SPONSOR AGGREGATOR, LLC	P	MARS NTO, LLC	49.0%	1,128	11,050	8,887	92	8
Total equity-accounted continuing operations				3,955

(P) Project Company
(Value Equity Method: Net Cost of the parent company over the equity-accounted company)