Form 20-F/A
period 2025-12-31
Ferrovial N.V.
filed 2026-10-02
CIK 1468522

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No.1)
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

Ferrovial N.V.
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
Yes ☐  No  ☒
EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (the “Amendment”) is filed by Ferrovial N.V. (formerly Ferrovial SE) (the
“Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, originally filed with the U.S. Securities and Exchange Commission on February 25, 2026 (the “Original Filing”).
The Company is filing this Amendment on a voluntary basis to include in the section “5.A.7.2 Geographic
Information”  a breakdown by countries of Ferrovial’s assets for the year ended December 31, 2025. This Amendment does not impact the Company’s financial position for the periods presented in the Original Filing and is solely intended to provide more detailed information about this matter. This Amendment does not impact the financial statements of the Company included in the Original Filing.
In connection with the filing of this Amendment, the Company is including certifications of the Company’s Chief
Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities
Exchange Act of 1934, as amended. Because no financial statements have been included in this Amendment and this
Amendment does not contain or amend any disclosure with respect to Item 15 of Form 20-F, paragraphs 4 and 5 of such certifications have been omitted. Because no financial statements have been included in this Amendment, the
Company is not including certifications pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code
(18 U.S.C. 1350) (Section 906 of the Sarbanes-Oxley Act of 2002).
Except as described above, this Amendment does not amend, update or change any other items or disclosures in the
Original Filing and does not purport to reflect any information or events subsequent to the date of the Original Filing.
As such, this Amendment speaks only as of the date the Original Filing was filed, and we have not undertaken herein to amend, supplement or update any information contained in the Original Filing to give effect to any subsequent events. No changes have been made to the financial statements of the Company as contained in the Original Filing.
Accordingly, this Amendment should be read together with the Original Filing and the Company’s other filings with the SEC following the Original Filing.
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
We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial N.V., the Group’s parent company, the business line Ferrovial Digital Infrastructure, which was created in 2024, and the waste management plants in the United Kingdom.
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
(1)Other includes revenues from: Ferrovial N.V. (mainly management fees charged to our business divisions) and ii) the different businesses that are not included as part of our business divisions (see "Item 4. Information on the Company,—B. Business Overview, —1
Overview").
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
5.A.7Segment Reporting
The tables below show our income statement for the years ended December 31, 2025 and 2024, by reporting segments and total sales by geographic market as well as our assets by geography for the year ended December 31, 2025.
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
(1) We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial
N.V., the Group’s parent company, as well as the business line Ferrovial Digital Infrastructure and the waste management plants in the United
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
(1) We use the “other” category to reflect results for companies not assigned to any Business Division, the most significant being Ferrovial
N.V., the Group’s parent company, as well as the business line Ferrovial Digital Infrastructure and the waste management plants in the United
Kingdom.
(2) Adjustments consist of inter-segment sales that are eliminated in the Group’s consolidated financial statements
5.A.7.2 Geographic information
We report our revenues based on the following geographic breakdowns: United States, Poland, Spain, United
Kingdom, Canada and Other.

	For the year ended December 31,
	(in millions of euros)
	2025	2024

USA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3,485	3,271
Poland . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,228	2,119
Spain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,891	1,584
UK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	804	809
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	371	246
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	848	1,119
Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9,627	9,148
The table below shows our total assets by main geographies for the year ended December 31, 2025:

	2025	% of total assets
	(in millions of euros)

USA . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	15,298	55.8%
Canada . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,451	8.9%
Spain . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2,294	8.4%
Poland . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,997	7.3%
Netherlands . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1,893	6.9%
India . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	884	3.2%
Turkey . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	659	2.4%
UK . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	637	2.3%
Chile . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	524	1.9%
Australia . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	238	0.9%
Colombia . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	175	0.6%
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	369	1.3%
Total Assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	27,420	100.0%
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
The following table sets forth a reconciliation of Adjusted EBIT on like-for-like basis to our net profit/(loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) ....................................................................................................................	1,150	3,490
Profit/(loss) net of tax from discontinued operations ...........................................................	(20)	(14)
Income tax benefit (expense) ................................................................................................	(60)	145
Share of profits of equity-accounted companies ...................................................................	(258)	(238)
Net financial income/(expense) ............................................................................................	365	(274)
Impairment and disposal of fixed assets(1) ............................................................................	(210)	(2,208)
Exchange rate effect(2) ...........................................................................................................	—	(28)
Operating results of disposed companies(3) ...........................................................................	—	2
Restructuring costs ................................................................................................................	—	—
Operating results from new acquired companies(4) ...............................................................	—	—
Accounting model adjustments(5) ..........................................................................................	—	—
Non-recurring impact(6) .........................................................................................................	—	—
Adjusted EBIT Comparable (Like-for-like) ....................................................................	967	874
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
The following tables set forth a reconciliation of Adjusted EBITDA on like-for-like basis to our net profit/ (loss) for the periods indicated:

	For the year ended December 31,
	2025	2024
	(in millions of euros)
Net profit/(loss) ....................................................................................................................	1,150	3,490
Profit/(loss) net of tax from discontinued operations ...........................................................	(20)	(14)
Income tax benefit (expense) ................................................................................................	(60)	145
Share of profits of equity-accounted companies ...................................................................	(258)	(238)
Net financial income/(expense) ............................................................................................	365	(274)
Impairment and disposal of fixed assets(1) ............................................................................	(210)	(2,208)
Fixed asset depreciation(2) .....................................................................................................	490	441
Exchange rate effect(3) ..........................................................................................................	—	(39)
Operating results of disposed companies(4) ...........................................................................	—	(4)
Restructuring costs ................................................................................................................	—	—
Operating results from new acquired companies(5) ...............................................................	—	—
Accounting model adjustments(6) ..........................................................................................	—	—
Non-recurring impact(7) .........................................................................................................	—	—
Adjusted EBITDA Comparable (Like-for-like) ..............................................................	1,457	1,299
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
ventures, (iii) sale of machinery, and (iv) reverse factoring income.
The following table sets forth the Construction Business Division Order Book as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	(in millions of euros)
Budimex .............................................................................................................	4,048	4,389
Webber ................................................................................................................	5,556	5,710
Ferrovial Construction ........................................................................................	7,834	6,657
Construction .....................................................................................................	17,438	16,755
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
*              Filed herewith.
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on its behalf.

Dated: October 2, 2026	Ferrovial N.V.
By: /s/ Ignacio Madridejos
Name: Ignacio Madridejos
Title: Chief Executive Officer

By: /s/ Ernesto Lopez Mozo
Name: Ernesto López Mozo
Title: Chief Financial Officer